Form 10-K, Exhibit 13
period 1993-12-31
UNION CAMP CORP
filed 1994-03-28
CIK 100783

EXHIBIT 13



                  UNION CAMP CORPORATION'S 1993 ANNUAL REPORT
                     (Portions Incorporated by Reference)


         [The following text appears in the Union Camp 1993 Annual Report under the caption "Packaging Group" on pages 4 and 5, page 6 other than the text after the first sentence of the carryover paragraph, page 8 other than the second paragraph, and page 9 and is incorporated by reference in Item 1 of this report on Form 10-K.]

         Union Camp's Packaging Group is the largest operating unit in the company. With 1993 sales of $1.5 billion, it accounts for approximately half the company's total sales.

         The Packaging Group is comprised of several operating divisions and includes the company's large-scale kraft mills at Savannah, Georgia and Prattville, Alabama, which contain a combined total of eight, large paper machines. The Packaging Group also includes a network of 47 packaging plants throughout the U.S. These plants, together with six overseas container plants, consume approximately two-thirds of the company's output of kraft paper and linerboard. The balance is sold to other package converters in the U.S. and increasingly to overseas customers.

         The Prattville, Alabama mill is dedicated to the production of kraft linerboard, the principal material used as the facing for corrugated containers. Prattville has undergone major modernization in recent years and is considered one of the most efficient linerboard mills in the world.

         In addition to linerboard, the recently modernized Savannah, Georgia mill also produces kraft paper for industrial and retail bags as well as Unisat(R) saturating kraft, the key substrate material in production of decorative plastic laminates widely used for the surface of cabinets, furniture and countertops.

         In addition, purchased plastic resins are also converted into a variety of plastic retail and industrial bags and film at four of the company's domestic packaging facilities.

         Markets for packaging products reflected steady demand in 1993 but were intensely competitive as slow economic recovery in the U.S., and the broad European recession, put pressure on prices across the group.

         The corrugated Container Division is the largest package converting operation within the company's Packaging Group. Corrugated shipping containers are almost universally used throughout industry to safely carry virtually every type of manufactured product and were in strong demand throughout 1993. Union Camp's shipments of containers increased 4% to a record level. Nevertheless, prices remained under pressure through most of the year reflecting the anemic economic recovery and the intensely competitive nature of this business. However, as industrial production became stronger into the fourth quarter of 1993, markets firmed and there was some movement toward price recovery as the year ended.

         Operating profit in Union Camp's Container Division increased significantly in 1993, despite the difficult pricing environment, as the division succeeded in further reducing costs due to improvement programs.

         As markets for fiber containers have matured, this business has become increasingly competitive.

         The Flexible Packaging Division is Union Camp's second largest packaging group and produces paper and plastic bags at 15 domestic bag manufacturing plants. Product innovation, striking graphics and responsive customer service are important factors in the market strategy for this segment of the company's packaging business as well. Given the general economic conditions in 1993, markets for Union Camp bags were also competitive and prices for retail paper and plastic bags were also under pressure throughout the year. Volume of company paper bag shipments were essentially level with 1992, but plastic products volume increased 4%. Nevertheless, operating income declined from the prior year.

         Union Camp's Folding Carton Division produces folding cartons for consumer products at three plants in the Northeast. Our Folding Carton operations have been highly successful in penetrating attractive markets and strengthening their position with customers in the toiletries, cosmetic, pharmaceutical, and food products industries, all of which rely heavily on the sales appeal of the package at the point of purchase. In addition to possessing superior structural and graphic design skills, the Folding Carton Division also has an excellent reputation for the high quality of its printing, stamping, embossing and die cutting, all of which contribute to total quality and are helping to advance our position in the folding carton business.

         [The following text appears in the Union Camp 1993 Annual Report under the caption "Fine Paper" on page 10, on page 11 other than the carryover paragraph, and the second paragraph on page 13 and is incorporated by reference in Item 1 of this report on Form 10-K.]

         Union Camp's Fine Paper Division made substantial progress in efficiency, quality and new product development in 1993 in spite of continuing unsettled market conditions that contributed to a difficult operating environment.

         Production of Union Camp fine paper products is centered in two modern, highly efficient mills located at Eastover, South Carolina and Franklin, Virginia. In 1993, the two mills, which operate a combined total of eight large paper machines, produced more than 1.2 million tons of white paper products including coated and uncoated bristols.

         Consumption of uncoated white paper, in the U.S., increased a healthy 3% in 1993. Union Camp's shipments increased even more, rising 4.2% over the previous year. Yet even at that level, demand was not strong enough to absorb the large quantities of uncoated white paper that continued to enter the market. Given that supply/demand framework, prices weakened and operating profit in our Fine Paper business was further eroded.

         Although the recent recession was relatively short in duration, the early stages of the recovery were less vigorous than in the past. The widespread corporate downsizing and restructuring that took place also affected the speed of recovery in uncoated white paper markets. As the economy started to recover, demand for paper also picked up.

         What is critical about the current business cycle is the increasing interdependence between the U.S. economy and worldwide economic activity. This is especially true in markets for printing and writing paper. Although market demand growth was respectable in 1993 and close to long-term trend, foreign suppliers captured an unprecedented share of the growth.

         Early in 1993, domestic markets for white papers appeared to be firming and movement toward price recovery began to get under way. As the year progressed, however, foreign white paper mills, were able to capitalize on currency exchange advantages and sharply increased their shipments into the U.S. At the same time, there were also some further additions to U.S. capacity. The rapid expansion in the available supply of uncoated paper soon outran demand and as 1993 ended, prices again weakened, putting further pressure on margins.

         In other developments with important new product significance, work continues on construction of a deinking facility at the Franklin, Virginia mill. When completed in late 1994, this operation will be capable of producing 300 tons per day of recycled pulp from office wastepaper. At the same time, modifications to five of Franklin's six paper machines will facilitate development and production of incremental sales in new recycled products.

         [The following text appears in the Union Camp 1993 Annual Report under the caption "Chemical Group" on pages 14, 15 and 16 and is incorporated by reference in Item 1 of this report on Form 10-K.]

         Union Camp's Chemical operations are the company's largest non-paper business. Chemical Group sales in 1993 increased 4% to $519 million and operating profit increased 66% above the previous year's total.

         This strong performance was helped by aggressive cost control, increased volume, improved sales and marketing effectiveness, and the introduction of new products.

         Union Camp's chemical business initially was based upon crude tall oil and turpentine recovered from the chemical recovery cycle of the kraft pulping process. Over the years, the crude tall oil and turpentine have been continuously upgraded to higher, value-added products until today, the company markets performance based derivatives for adhesives as well as resins for inks and coatings and aroma chemicals for flavors and fragrances.

         With the purchase of Bush Boake Allen in 1982, the product line was significantly broadened to include compounded flavors and fragrances, essential oils, spices and seasonings, and additional aroma chemicals based on hydrocarbon feedstocks.

         Today, Bush Boake Allen, the largest of the Chemical Group's two operating divisions, is a global, aroma chemical, flavor and fragrance business with locations in 35 countries worldwide. Bush Boake Allen's business has grown strongly in recent years and in 1993 established new record sales and earnings.

         BBA processes crude sulfate turpentine at a large-scale aroma chemical plant in Jacksonville, Florida. After the turpentine is separated into alpha and beta pinene, a series of chemical reactions with these two fractions yields aroma chemicals. These operations are carried out in the Jacksonville, Florida plant and an additional facility at Widnes, England.

         The Widnes plant also produces a family of aroma chemicals from hydrocarbon feedstocks. During 1993, a highly automated new unit for producing Tetralide(R) and Abbalide(R) also came on stream at Widnes. These polycyclic musk products are used extensively in fragrances for household products.

         In addition to aroma chemicals, BBA also produces essential oils, spice ingredients and seasonings and is one of the largest producers of vanilla and related products. During 1993, a new plant was also started up to produce a broad range of enzyme modified cheese flavors for processed food which is a new line of products for BBA.

         Aroma chemicals, essential oils and other natural raw materials produced by BBA are subsequently blended into compounded flavors and fragrances by Bush Boake Allen and outside customers. This vertical integration enhances BBA's flavor and fragrance business. The compounded flavors are widely used in beverages, baked goods, confectionery and dairy products. Compounded fragrances impart a pleasant aroma to household products, soaps, detergents and air fresheners.

         An important factor in BBA's growth has been an expanding local presence around the world. These local facilities permit much closer service on a more personal level and also enable us to gain a better, firsthand knowledge of local customs, taste and trends. BBA's network was strengthened in 1993 with the expansion and modernization of manufacturing and laboratory facilities in Singapore and Australia. A new location was also established at Guangzhou in The People's Republic of China. Supported by our existing facilities in Hong Kong, the Guangzhou operation greatly strengthens Bush Boake Allen's ability to serve vast, growing markets in China.

         In Union Camp's other chemical operations, the tall oil-based Chemical Products Division registered a strong turnaround year in 1993. Sales revenue increased 9% and volume rose 14% compared to the prior year. Operating income increased dramatically - nearly double the prior year's results.

         All the Chemical Product Division's product lines showed earnings gains during 1993. Adhesive resins, ink and coating resins, dimer acid and polyamides are some of the performance products produced by this division. Cost control programs that were put in place over the last two years started to produce significant results. Substantial time and effort has been devoted to lowering costs and improving throughput, internal communication and organizational effectiveness. All of these factors played an important part in strengthening operations and reducing the division's costs and working capital requirements.

         [The following text appears in the Union Camp 1993 Annual Report under the caption "Overseas" on page 18 other than the last sentence in the third paragraph and the carryover paragraph and the text on page 19 other than the carryover paragraph from page 18 and is incorporated by reference in
Item 1 of this report on Form 10-K.]

         Paper and paper packaging are closely linked to economic growth.
Per capita consumption of paper has long been widely recognized as a relevant measure of economic development.

         As other regions of the world continue to grow and their economies strengthen, demand for consumer and industrial packaging and business communications papers will also increase. Corrugated containers, for example, which are made from kraft linerboard, are universally used to ship manufactured goods and many agricultural products as well - safely and efficiently.

         Uncoated white paper consumption will also increase as more advanced information technology is adopted that relies on use of computers, copiers and fax equipment. The United States is the largest per capita consumer of paper products in the world followed by Japan which consumes about three-fourths the U.S. total. Europe's per capita consumption is approximately half that of the U.S. The emerging nations of the world consume significantly less, but as their economies grow, paper consumption is almost certain to increase.

         Over the last two years, while exports of kraft linerboard to Europe have declined due to the recession, Union Camp has significantly increased its shipments to Asia, Latin America and the Middle East. Asia and Latin America have become more important markets and now account for more than 60% of our linerboard exports. That's one reason Union Camp's shipments increased 3.5% in 1993, even as industry shipments declined.

         At the same time, we're also strengthening our ability to serve overseas packaging markets through Union Camp corrugated container plants in Spain, The Canary Islands, Ireland, Chile and Puerto Rico. During 1993, combined sales from our international converting operations rose 13% and earnings advanced significantly. As worldwide markets for paper products expand, Union Camp is in an excellent position to participate in that growth.

         [The following text appears in the Union Camp 1993 Annual Report under the caption "Wood Products" on page 20 and is incorporated by reference in Item 1 of this report on Form 10-K.]

         Union Camp's Wood Products operations exceeded the company's expectations in 1993 and eclipsed the prior year's record performance by a wide margin.

         Sales of wood products increased 26% over 1992's record levels. Operating income in 1993 also set a new record as it more than doubled on very strong volume. Gains were recorded across all product lines, lumber, plywood and particleboard.

         The economy got off to a slow start during the first half of 1993 with GDP well below forecasts. As the year progressed and interest rates remained at some of the lowest levels seen in decades, consumer confidence strengthened and housing starts began a steady rise through the year. Demand for lumber was strong and with production of West Coast lumber declining, prices for Southern Yellow Pine lumber rose nearly 30%.

         Along with strong housing demand, industrial production was also up sharply as the year progressed. This contributed to strengthening markets for Union Camp's industrial grades of plywood and particleboard. In recent years, our panel operations have followed a strategy of upgrading their commodity products to more specialized applications. That strategy began to produce significant results in the early 1990's. As we refined that strategy and concentrated on producing higher quality specialized panels for industrial markets, we also worked to improve our ability to provide extensive technical service to our customers. These early efforts positioned us strongly in industrial markets and we capitalized on that position in 1993.

         [The following text appears in the Union Camp 1993 Annual Report under the caption "Wood and Land Resources" in the first two paragraphs on page 22 and the last paragraph on page 23 and is incorporated by reference in
Item 1 of this report on Form 10-K.]

         Union Camp's 1.6 million acres of Southeastern woodlands are one of the company's most strategically important assets. They not only ensure continuity of raw material supply to the company's paper mills and wood products plants, but they also help in our efforts to control the cost of our principal raw material.

         We have, for decades, carefully managed our forest resources to maximize our yields of fiber from each acre of land. Computer models help identify optimal sites for harvesting. We also pursue company and cooperative research to develop the best available techniques for improving tree growth properties, fiber yield and disease resistance.

         In other land related activities, a wholly owned subsidiary The Branigar Organization is developing two residential communities, The Landings on Skidaway Island, Georgia, and Champion Hills, near Hendersonville, North Carolina. Overall activity levels were strong in 1993 and Branigar's sales and net income increased significantly over the prior year.

         [The following text appears on page 35 of the Union Camp 1993
Annual Report under the caption "Research and Development Costs" in Note 1 of Notes to Consolidated Financial Statements and is incorporated by reference in Item 1 of this report on Form 10-K.]

         Research and development costs are expensed as incurred. These expenditures totalled $45.9 million in 1993, $44.5 million in 1992 and $42.6 million in 1991.

         [The following financial data appears in the Union Camp 1993 Annual Report in Note 14 of Notes to Consolidated Financial Statements on page 40 and are incorporated by reference in Item 1 of this report on Form 10-K.]

         Operating results and other financial data are presented for the principal business segments of the company for the years ended December 31, 1993, 1992 and 1991.

         Total revenue and operating profit by business segment include both sales to customers, as reported in the company's consolidated income statement, and intersegment sales, which are accounted for at prices charged to customers and eliminated in consolidation. The amount of the elimination of intersegment profit on any product that remains in inventory at the end of the period is determined by changes in quantities of inventory and changes in the margins of profit.

         Operating profit by business segment is total revenue less operating expenses. In computing operating profit by business segment, none of the following items has been added or deducted: other income, portions of administrative expenses, interest expense, income taxes and unusual items.

         Identifiable assets by business segment are those assets used in company operations in each segment. Corporate assets are principally cash, intangible assets, deferred charges and assets held for resale. The company's real estate operations have been included within corporate items. Capital expenditures are reported exclusive of acquisitions.

         Total revenue and operating profit from the company's foreign subsidiaries were $372 million and $31 million in 1993, $371 million and $26 million in 1992, and $330 million and $22 million in 1991. No geographic area outside the United States was material relative to consolidated revenues, operating profits or identifiable assets.

         Export sales from the United States were $209 million in 1993, $249 million in 1992 and $203 million in 1991.

                                  Paper and      Packaging          Wood                          Corporate
                                 Paperboard       Products        Products        Chemical         Items       Consolidated
1993
Sales to Customers. . . . .     $ 1,057,100     $1,251,875      $  261,569      $  517,090       $   32,787    $ 3,120,421
Intersegment Sales. . . . .         594,126          6,513              24           1,647         (602,310)*            -
Total Revenue . . . . . . .       1,651,226      1,258,388         261,593         518,737         (569,523)     3,120,421
Operating Profit. . . . . .         101,482         29,483          69,080          48,931          (37,352)**     211,624
Identifiable Assets . . . .       3,320,737        666,004          95,997         385,392          216,903      4,685,033
Depreciation & Cost of
Company Timber Harvested  .         175,470         35,514          10,708          16,535            4,656        242,883
Capital Expenditures. . . .         228,859         32,948           7,392          38,813            2,101        310,113

1992
Sales to Customers. . . . .     $ 1,097,316     $1,235,258      $  206,826      $  499,188       $   25,770    $ 3,064,358
Intersegment Sales. . . . .         617,547          5,392              80             709         (623,728)*            -
Total Revenue . . . . . . .       1,714,863      1,240,650         206,906         499,897         (597,958)     3,064,358
Operating Profit. . . . . .         192,816         37,078          26,330          29,446         (105,094)**     180,576
Identifiable Assets . . . .       3,311,033        654,820          93,977         345,800          339,567      4,745,197
Depreciation & Cost of
Company Timber Harvested  .         166,718         35,220          10,953          21,778            2,862        237,531
Capital Expenditures. . . .         151,241         33,153           2,774          29,702            2,784        219,654

1991
Sales to Customers. . . . .     $ 1,045,862     $1,197,824      $  167,798      $  470,880       $   84,774    $ 2,967,138
Intersegment Sales. . . . .         568,512          5,462             103             146         (574,223)*            -
Total Revenue . . . . . . .       1,614,374      1,203,286         167,901         471,026         (489,449)     2,967,138
Operating Profit. . . . . .         251,816         17,404           3,169          25,087          (22,486)**     274,990
Identifiable Assets . . . .       3,304,757        670,502         102,656         357,943          261,856      4,697,714
Depreciation & Cost of
Company Timber Harvested  .         133,459         37,781          11,790          21,084            5,006        209,120
Capital Expenditures. . . .         394,987         50,273           2,515          22,799           12,064        482,638

*Elimination of Intersegment Sales.

**Includes intersegment eliminations and unallocated corporate, technology and engineering expenses of $49,075 in 1993,
$50,286 in 1992, and $48,009 in 1991.  1992 also includes a $57.0 million charge for estimated costs to enhance workplace safety.  If this amount had been allocated to segment operating profit in 1992, Paper and Paperboard operating profit would have been $148.8 million, Packaging operating profit would have been $30.5 million, Wood Products operating profit would have been $25.6 million, Chemical operating profit would have been $23.8 million and Corporate Items would have been $(48.1)
million.

         [The following text appears on page 29 of the Union Camp 1993
Annual Report in the fourth and sixth sentences of the second paragraph under the caption "Capital Expenditures" and is incorporated by reference in Item 1 of this report on Form 10-K.]

         An initial $51 million was spent at the Franklin mill on a project now estimated to cost $165 million which includes an office paper recycle (deink) facility and enhancements to five paper machines. The deink facility addresses market demand for end-product containing recycled fiber, provides modest incremental volume and permits the introduction of distinctive, higher value grades of printing and writing paper.

         [The following text appears on page 29 of the Union Camp 1993 Annual Report in the text under the caption "Capital Expenditures" and is incorporated by reference in Item 1 of this report on Form 10-K.]

         Capital spending totaled $310 million in 1993 compared with $220 million in 1992 and $483 million in 1991. The 1993 increase reflects the first full year of spending in connection with two large projects at the Savannah and Franklin mills, each of which is described below.

         Paper mill spending of $199 million included $83 million for a low-odor, energy-efficient, recovery boiler at the Savannah mill. This project, now estimated at a cost of $165 million, will be completed in late 1994. The new boiler, which replaces two units, is believed to be among the largest in the world. An initial $51 million was spent at the Franklin mill on a project now estimated to cost $165 million which includes an office paper recycle (deink) facility and enhancements to five paper machines. Certain of the machine modifications were completed in 1993 and the remainder will be completed around year-end 1994, by which time the deink facility will be operational. The deink facility addresses market demand for end-product containing recycled fiber, provides modest incremental volume and permits the introduction of distinctive, higher value grades of printing and writing paper.

         Chemical sector spending of $38 million included $13 million to largely complete a $16 million expansion at the Widnes, England chemical plant. This project provides a 60% increase in the capacity to produce an aldehyde marketed under the trade name Lilestralis(R). The incremental volume will be sold as a chemical intermediate used in the production of agricultural fungicides.

         Spending at domestic and international packaging plants totaled $33 million while investment at wood products facilities was $7 million.

         At year-end 1993, purchase commitments related to capital expenditures were approximately $80 million. Capital spending in 1994 is expected to increase to about $350 million as the two large mill projects are completed.

         [The following information appears on page 30 of the Union Camp 1993 Annual Report under the caption "Quarterly Information" and is incorporated by reference in Item 5 of this report on Form 10-K.]

Quarterly Information


                                                     ($ in thousands, except
                                                      share and per share)
                              Dividends                  Stock Price*
                              per Share            High                 Low
1993
   Fourth Quarter             $.39               $48-1/2             $38-3/4
   Third Quarter               .39                46-3/8              41-1/8
   Second Quarter              .39                46-3/8              41-1/2
   First Quarter               .39                49-1/8              41-1/8

1992
   Fourth Quarter             $.39               $48-1/4             $40-1/8
   Third Quarter               .39                48-5/8              41-1/4
   Second Quarter              .39                54                  44-1/2
   First Quarter               .39                55-1/8              49

1991
   Fourth Quarter             $.39               $51-1/2             $43-1/8
   Third Quarter               .39                47-1/2              41
   Second Quarter              .39                47-5/8              40-5/8
   First Quarter               .39                44-1/8              34-3/4

* The company's common stock is listed on the New York Stock Exchange and the Pacific Stock Exchange.  The number of stockholders of record at December 31, 1993 was 9,890.


      [The following information appears on pages 42 and 43 of the Union Camp 1993 Annual Report and is incorporated by reference in Item 6 of this report on Form 10-K.]


                                                                            ($ in thousands, except per share)
Operating Results                                     1993             1992            1991             1990

Net Sales . . . . . . . . . . . . . . . .     $  3,120,421   $    3,064,358     $ 2,967,138      $ 2,839,704
Costs and Other Charges   . . . . . . . .        2,908,797       2,883,782*       2,692,148        2,469,017
Income From Operations  . . . . . . . . .          211,624          180,576         274,990          370,687
Interest Expense  . . . . . . . . . . . .          124,911          136,240          81,750           31,228
Other (Income)-Net. . . . . . . . . . . .          (13,425)         (21,074)        (11,748)         (26,559)
Income Before Income Taxes, Extraordinary
Item, and Accounting Changes  . . . . . .          100,138           65,410         204,988          366,018
Income Taxes  . . . . . . . . . . . . . .           50,095           22,755          76,978          136,427
Extraordinary Item, net of tax  . . . . .                -           (7,228)         (3,220)               -
Effect of Accounting Changes, net of tax                 -           40,806               -                -
Net Income  . . . . . . . . . . . . . . .           50,043           76,233         124,790          229,591

Per Common Share
Net Income  . . . . . . . . . . . . . . .             0.72             1.10            1.80             3.35
Dividends   . . . . . . . . . . . . . . .             1.56             1.56            1.56             1.54
Stockholders' Equity  . . . . . . . . . .            26.00            27.01           27.88            27.60

Financial Position
Current Assets  . . . . . . . . . . . . .          910,718        1,016,117         909,990          859,532
Current Liabilities   . . . . . . . . . .          909,372          892,115         764,916          642,776

Working Capital   . . . . . . . . . . . .            1,346          124,002         145,074          216,756
Total Assets  . . . . . . . . . . . . . .        4,685,033        4,745,197       4,697,714        4,403,354

Long-Term Debt  . . . . . . . . . . . . .        1,244,907        1,289,706       1,348,157        1,221,597
Deferred Income Taxes   . . . . . . . . .          583,155          553,871         627,120          589,477
Stockholders' Equity  . . . . . . . . . .        1,815,848        1,881,878       1,936,256        1,910,643

Percent of Long-Term Debt to Total
Capital   . . . . . . . . . . . . . . . .            34.2%            34.6%           34.5%            32.8%

Additional Data
Cash Provided by Operations   . . . . . .          418,420          268,865         375,041          386,036
Capital Expenditures (excluding
acquisitions)   . . . . . . . . . . . . .          310,113          219,654         482,638          934,452
Depreciation & Cost of Company
Timber Harvested  . . . . . . . . . . . .          242,883          237,531         209,120          217,416
Tons Sold-Paper & Paperboard
Products  . . . . . . . . . . . . . . . .        3,291,255        3,242,511       3,004,980        2,835,549
Average Shares of Common Stock
Outstanding   . . . . . . . . . . . . . .       69,740,458       69,604,174      69,270,992       68,550,315


                                                      1989              1988             1987                1986

Net Sales . . . . . . . . . . . . . . . .          $2,761,337     $  2,660,918       $ 2,361,684       $ 2,092,247
Costs and Other Charges . . . . . . . . .           2,266,561        2,167,264         1,979,788         1,844,957
Income From Operations  . . . . . . . . .             494,776          493,654           381,896           247,290

Interest Expense. . . . . . . . . . . . .              47,800           50,527            61,294            59,702
Other (Income)-Net. . . . . . . . . . . .             (22,302)         (24,882)          (22,272)          (18,756)
Income Before Income
  Taxes, Extraordinary
  Item, and Accounting Changes  . . . . .             469,278          468,009           342,874           206,344
Income Taxes. . . . . . . . . . . . . . .             169,878          172,863           135,391            76,410
Extraordinary Item, net of tax. . . . . .                   -                -                 -                 -
Effect of Accounting Changes,
net of tax  . . . . . . . . . . . . . . .                   -                -                 -                 -
Net Income  . . . . . . . . . . . . . . .             299,400          295,146           207,483           129,934

Per Common Share
Net Income  . . . . . . . . . . . . . . .                4.35             4.25              2.83              1.77
Dividends   . . . . . . . . . . . . . . .                1.42             1.22              1.14              1.09
Stockholders' Equity  . . . . . . . . . .               25.47            22.66             20.24             18.62

Financial Position
Current Assets  . . . . . . . . . . . . .             721,195          769,323           753,683           626,481
Current Liabilities   . . . . . . . . . .             366,962          326,079           295,618           275,665

Working Capital   . . . . . . . . . . . .             354,233          443,244           458,065           350,816
Total Assets  . . . . . . . . . . . . . .           3,413,862        3,094,414         2,919,115         2,776,602
Long-Term Debt  . . . . . . . . . . . . .             690,149          627,928           632,706           651,539
Deferred Income Taxes   . . . . . . . . .             581,835          581,080           538,774           478,829
Stockholders' Equity  . . . . . . . . . .           1,754,524        1,559,327         1,452,017         1,370,569

Percent of Long-Term
  Debt to Total Capital   . . . . . . . .                22.8%            22.7%             24.1%             26.1%

Additional Data
Cash Provided by Operations   . . . . . .             526,685          518,978           447,261           336,661
Capital Expenditures (excluding
  acquisitions)   . . . . . . . . . . . .             556,268          358,671           188,587           212,789
Depreciation & Cost of
  Company Timber Harvested  . . . . . . .             204,572          190,611           180,015           168,457
Tons Sold-Paper &
  Paperboard Products   . . . . . . . . .           2,726,105        2,733,205         2,675,541         2,656,920
Average Shares of Common Stock
  Outstanding   . . . . . . . . . . . . .          68,836,229       69,433,734        73,391,106        73,533,126

                                                       1985                   1984                 1983

Net Sales . . . . . . . . . . . . . . . .           $1,865,871            $1,973,781           $1,688,254
Costs and Other Charges . . . . . . . . .            1,697,109             1,689,252            1,518,110
Income From Operations  . . . . . . . . .              168,762               284,529              170,144
Interest Expense. . . . . . . . . . . . .               63,771                27,583               38,509
Other (Income)-Net. . . . . . . . . . . .              (17,701)              (18,355)             (29,601)
Income Before Income Taxes, Extraordinary
  Item, and Accounting Changes  . . . . .              122,692               275,301              161,236
Income Taxes. . . . . . . . . . . . . . .               27,600                93,850               28,500
Extraordinary Item, net of tax. . . . . .                    -                     -                    -
Effect of Accounting Changes, net of tax.                    -                     -                    -
Net Income  . . . . . . . . . . . . . . .               95,092               181,451              132,736

Per Common Share
Net Income  . . . . . . . . . . . . . . .                 1.30                  2.48                 1.81
Dividends   . . . . . . . . . . . . . . .                 1.09                  1.09                 1.00
Stockholders' Equity  . . . . . . . . . .                17.92                 17.63                16.37

Financial Position
Current Assets  . . . . . . . . . . . . .              514,534               493,128              480,943

Current Liabilities   . . . . . . . . . .              344,996               295,757              286,244

Working Capital   . . . . . . . . . . . .              169,538               197,371              194,699
Total Assets  . . . . . . . . . . . . . .            2,660,609             2,566,880            2,381,204
Long-Term Debt  . . . . . . . . . . . . .              592,464               608,180              620,344
Deferred Income Taxes   . . . . . . . . .              408,057               371,562              277,427
Stockholders' Equity  . . . . . . . . . .            1,315,092             1,291,381            1,197,189

Percent of Long-Term Debt to Total
  Capital   . . . . . . . . . . . . . . .                 25.6%                 26.8%                29.6%

Additional Data
Cash Provided by Operations   . . . . . .              279,184               354,261              263,962
Capital Expenditures (excluding
  acquisitions)   . . . . . . . . . . . .              238,958               312,416              408,063
Depreciation & Cost of
  Company Timber Harvested  . . . . . . .              152,064               125,909              117,875
Tons Sold-Paper & Paperboard Products   .            2,328,558             2,421,459            2,193,041
Average Shares of Common Stock
  Outstanding   . . . . . . . . . . . . .           73,328,341            73,210,921           73,096,215

*  Includes a $57 million charge for estimated costs to enhance workplace safety.
   Certain amounts have been reclassified to conform with the 1993 presentation.

               [The following information appears on pages 26 to 30 of the Union Camp 1993 Annual Report in the text under the caption "Financial Review" and is incorporated by reference in Item 7 of this report on Form 10-K.]


FINANCIAL REVIEW

Results of Operations

         1993 was another disappointing earnings year for Union Camp and the paper industry. Conditions which had adversely affected the previous three years, namely, slow growth in the U.S. economy and excess paper industry capacity were compounded by economic weakness overseas. More positively for Union Camp, the company's non-paper businesses, wood products and chemicals, posted record operating results in 1993, more than doubling their combined operating profit over the prior year.

         Earnings in 1993 were $50 million or $.72 per share, compared to $76 million or $ 1.10 per share in 1992 and $125 million or $1.80 per share in 1991.

         Included in the 1993 results was a charge of $.23 per share to record an increase in the federal income tax rate and a $.04 per share loss from the sale of the School Supplies business. A $.17 per share gain from the sale of land partially offset these charges. Earnings of $1.10 per share in 1992 included a gain of $.10 per share from the sale of land and several non-recurring items which had the net effect of reducing earnings by $.04 per share. These non-recurring items included the adoption of new accounting standards for income taxes and postretirement benefits other than pensions, the establishment of a $57 million reserve for workplace safety and an extraordinary charge related to the refinancing of higher interest rate debt.

         Demand for the company's paper products remained strong in 1993. Total paper products shipments were 3.3 million tons, level with 1992. Nevertheless, slow economic growth and the lingering effects of capacity additions kept competition intense. Prices for the company's principal paper products, linerboard and uncoated business papers, were under pressure for most of the year. However, some price relief was experienced in the linerboard and corrugated container markets during the fourth quarter. Overall, consolidated net sales increased almost 2% in 1993, mostly the result of the wood products business which benefitted from continuing tight lumber supply.

         Turning to a comparison of 1992 with 1991, consolidated net sales in 1992 were 3% above 1991. This increase was principally attributable to higher shipments of uncoated free sheet and market pulp. Partially offsetting this increase were lower price realizations for the company's principal paper products.

         In comparing 1992 earnings with 1991, about two-thirds of the earnings decrease was attributable to higher interest expense due to a lower level of capitalized interest following the completion of the mill modernization and expansion program in 1991.

         Operating results and other financial information for the company's principal business segments are presented on page 40. A discussion of results of operating segments follows.

Paper and Paperboard

         The principal businesses in this segment are the company's kraft paper and board mills, the bleached paper and board mills and the woodlands operations, which supply fiber to both the paper mills and wood products operations. Total mill shipments increased slightly in 1993; however, segment sales were down 4% from 1992.

         Operating profit was $101 million in 1993, compared to $193 million in 1992 and $252 million in 1991. This decline in earnings began in 1990 and was primarily the result of lower selling prices in linerboard and uncoated business paper markets. A sluggish domestic economy, the economic downturn in Europe and new industry supply in uncoated business papers were the primary factors exerting the downward pressure on prices in 1993.

Kraft Paper and Board

         Operating profit at the company's two kraft mills, Savannah, Georgia and Prattville, Alabama declined by about 85% in 1993, almost entirely a result of lower selling prices. Weakness in linerboard export markets and lingering softness in the U.S. economy combined to exert more downward pressure on domestic linerboard prices. Higher than normal industry inventory levels at mid-year also contributed to price weakness. Domestic linerboard prices averaged 11% below 1992 and volume was down 9%. In the export markets, linerboard prices were 16% below the average of 1992 despite an increase in volume.

         In the second quarter, the company took machine downtime at the Savannah mill in response to soft market conditions. Additional downtime was taken in the third quarter to modify the mill's new linerboard machine.

         In the fourth quarter, linerboard market conditions improved as the demand for end-use corrugated containers increased in an expanding economy. Domestic linerboard prices began to recover from depressed levels. Domestic shipments strengthened, with volume up significantly compared to the fourth quarter of 1992. Export linerboard shipments for the full year 1993 were up as a result of a surge in linerboard exports late in the year.

         Sales of other mill products, saturating kraft and unbleached paper, were also down in 1993. Shipments of saturating kraft were off 9% and prices slightly lower. Unbleached paper prices held level in 1993; however, volume decreased.

         Direct manufacturing costs per ton in 1993 were level with the prior year.

         Fixed costs, principally overhead and administration costs declined. However, depreciation charges increased slightly.

         Operating profit increased by $14 million in 1992 over 1991. Domestic linerboard volume increased 6%, primarily the result of capacity additions made in the first half of 1991. Selling prices were flat year-to-year.

Bleached Paper and Board

         The company's Fine Paper Division produces white paper products at two mills. The Eastover, South Carolina mill produces uncoated white paper and market pulp. The Franklin, Virginia mill produces uncoated white paper as well as coated and uncoated board. Customer sales increased 2% in 1993. However, operating profit declined by about 25%.

         In uncoated business papers, customer shipments were 7% ahead of 1992. However, sluggish domestic economic conditions, new industry capacity and a notable increase in imports combined to reverse an upward trend in uncoated business paper prices which occurred during the first eight months of 1993 resulting in prices declining through year-end.

         Bleached board volume strengthened 5% but selling prices faltered as supply increased and prices ended the year below 1992.

         Market pulp experienced a further sagging of prices below the already depressed levels of 1992. Inventory over-supply and the relative strength of the U.S. dollar were primary factors in this decline. Shipments were down 21% from 1992.

         Direct manufacturing costs per ton were up 2% in 1993, primarily attributable to higher fiber costs. Fixed costs, excluding depreciation, increased 5%. This increase occurred primarily in selling expense. Depreciation charges, which rose 9%, reflected the full year's effect of a capital project completed in late 1992 to install a new bleaching line at the Franklin mill.

         Shipments of uncoated business papers in 1992 were up 17% as a result of increased capacity added at the Eastover mill in the third quarter of 1991. Operating income was down approximately 50% in 1992. Weak pricing in uncoated business papers was the major factor contributing to this unfavorable earnings comparison.

Packaging

         The Packaging segment includes the corrugated container, paper and plastic bag, and folding carton businesses. Packaging products are produced at 47 locations in the U.S. and six locations overseas. Demand for these products remained strong in 1993. Customer sales were $1.3 billion, an increase of 1% over 1992 and 5% above the prior year. Shipments were up 5% and 8% in 1993 and 1992, respectively. Operating profit declined $7.6 million to $29 million in 1993, primarily the result of lower earnings in paper and plastic bag operations. In 1992, segment operating profit increased $20 million over 1991.

         The Container Division is the largest of Union Camp's packaging operations with 25 plants in 20 states. Its primary product is corrugated containers. The division is also the largest domestic producer of heavy-duty solid fiber containers.

         Operating margins improved in 1993. This was attributable to 4% higher volume and lower linerboard costs. These factors more than offset a 3% decline in average selling prices, which trended lower through the first ten months of 1993 but firmed late in the year. In 1992, operating results were well above 1991 with increases in volume and selling prices and lower fixed costs.

         International converting operations had another strong year in 1993. Almost 10% of the segment's volume was generated by these overseas operations. Operating profit climbed 14%, primarily the result of the increasing profitability of the company's Chilean box operation. Excluding the Puerto Rico container plant, purchased in January 1993, the volume of international converting shipments increased 21%.

         The second largest of Union Camp's packaging operations, Flexible Packaging, consists of three product lines: industrial/consumer packaging, retail bags and specialty products. Operating profit from these lines was 45% below 1992. The decline was attributable to higher operating and converting costs within the multiwall bag operations and lower selling prices in grocer bags and sacks and the plastic bag markets.

         In 1992, profits were up almost 25% over the prior year, mostly as a result of higher average selling prices and better mix in the multiwall bag markets.

         The company's Folding Carton Division operates three plants which produce consumer products packaging with high quality graphics, principally for the cosmetics and pharmaceutical industries. Operating profit in 1993 was level with the prior year and well above 1991.

Wood Products

         The Wood Products segment had record earnings across all product lines in 1993. Segment operating profit was $69 million compared to $26 million in 1992 and $3 million in 1991. Sales in 1993 were 26% above 1992 and 56% over 1991. Lumber operations were particularly strong in 1993 reflecting continued strong demand and a tightness in supply. Prices averaged 30% above 1992 and volume was up 2%. Plywood profits also increased due to greater demand for industrial products and prices, which were up 18% from 1992. Particleboard operations were also very strong in 1993. Process improvements raised volume 8% and prices were up 3%.

         In 1992, favorable year-to-year comparisons also occurred. Prices were up 15% for lumber and plywood products. Particleboard operating results rebounded due to process improvements which added volume and led to good operating efficiencies.

Chemical

         The Chemical segment upgrades pulpmill by-products as well as other raw materials into higher value products. Operating profit was a record $49 million in 1993, compared to $29 million in 1992 and $25 million in 1991. Net sales were $519 million, an increase of 4% over 1992 and 10% above 1991.

         Bush Boake Allen is the larger operating unit in this segment. The business, an international producer of flavors, fragrances, seasonings, essential oils and aroma chemicals, had sales of $336 million in 1993, approximately two-thirds of segment revenues. Revenues and operating profit increased in 1993 and 1992 driven by a recovery in the international aroma and terpene chemical markets and strong performance in the U.S. flavor and fragrance operations. Improved product margins due to lower raw material prices, along with higher shipments relating to aroma chemicals, were the primary factors for the earnings increase in both years.

         On February 22, 1994, the company's Board of Directors approved the sale, in a public stock offering, of a minority interest, approximately 30% to 35% in Bush Boake Allen, Inc. The establishment of Bush Boake Allen, Inc. as a public company will provide a trading market for the equity securities of this business and create additional opportunity to fund future expansion. If the initial public offering is made, it will be by means of a prospectus and will likely occur in the first half of 1994.

         The company's tall oil business which is operated by the Chemical Products Division, produces rosins and resins derived as by-products from the kraft papermaking process. This business achieved significant improvement in operating profit over 1992. Higher volume and lower raw material and fixed costs were the primary factors in the earnings increase. In 1992, operating results were well below the prior year principally due to decreased sales volume within the oleo chemical business and higher manufacturing costs; partially offsetting this were lower raw material costs and stronger pricing in rosin products.

Summary

         Income from operations increased $31 million in 1993 to a level of $212 million. However, it should be noted that 1992 included a charge of $57 million for estimated costs to enhance workplace safety. Operating income in 1991 was $275 million. Earnings in all three years were affected by price weakness in the company's principal paper products, the result of lingering economic softness in the United States and an economic slowdown overseas. Compounding these difficulties were the remaining effect of under-absorbed business paper capacity.

         More positively in 1993, the company's wood products and chemical segments had record operating results.

Interest Expense

         Net interest expense was $125 million in 1993 and $136 million in 1992, well above $82 million in 1991, almost entirely the result of lower capitalized interest due to completion of the company's mill modernization and expansion program in 1991.

         Gross interest expense in 1993 was $133 million, down $17 million from 1992 and $11 million below 1991. These reductions largely reflected the company's program to refinance higher interest rate debt.

Other Income - net

         Other income was $13 million in 1993, a decrease of $8 million from 1992 and $2 million above 1991. Included in 1993 were a $4.7 million loss from the sale of the School Supplies business, lower levels of interest income and insurance recoveries, higher currency exchange losses and other non-operating items which more than offset an increase of $7 million in gains from the sale of land. The increase in other income in 1992 versus 1991 reflects higher levels of interest income, gains from the sale of land and other non-operating items.

Income Taxes

         The effective rate for 1993 was 50% compared to 34.8% in 1992 and 37.6% in 1991. The increased rate in 1993 reflects the effect of a $16 million charge to align the deferred tax reserve with the new federal income tax rate. Without this charge, the effective rate would have been 34%, almost level with the prior year.

Financial Position, Liquidity
and Capital Resources

         The company's financial condition remains sound. Cash flow generated from operations was $418 million in 1993, an increase of $150 million over 1992 and $43 million above 1991. These increases reflect enhanced cash flow from working capital items including recovery of approximately $61 million in federal income tax refunds accrued at year-end 1992.

         At year-end 1993, the ratio of long-term debt to total capital employed (the sum of long-term debt, deferred taxes and stockholders' equity) was 34.2% compared to 34.6% at the end of 1992. Total debt to total capital dropped from 42.5% to 41.7%. The company expects that total debt in 1994 will increase slightly due to higher levels of capital spending.

Capital Expenditures

         Capital spending totaled $310 million in 1993 compared with $220 million in 1992 and $483 million in 1991. The 1993 increase reflects the first full year of spending in connection with two large projects at the Savannah and Franklin mills, each of which is described below.

         Paper mill spending of $199 million included $83 million for a low-odor, energy-efficient, recovery boiler at the Savannah mill. This project, now estimated at a cost of $165 million, will be completed in late 1994. The new boiler, which replaces two units, is believed to be among the largest in the world. An initial $51 million was spent at the Franklin mill on a project now estimated to cost $165 million which includes an office paper recycle (deink) facility and enhancements to five paper machines. Certain of the machine modifications were completed in 1993 and the remainder will be completed around year-end 1994, by which time the deink facility will be operational. The deink facility addresses market demand for end-product containing recycled fiber, provides modest incremental volume and permits the introduction of distinctive, higher value grades of printing and writing paper.

         Chemical sector spending of $38 million included $13 million to largely complete a $16 million expansion at the Widnes, England chemical plant. This project provides a 60% increase in the capacity to produce an aldehyde marketed under the trade name Lilestralis(R). The incremental volume will be sold as a chemical intermediate used in the production of agricultural fungicides.

         Spending at domestic and international packaging plants totaled $33 million while investment at wood products facilities was $7 million.

         At year-end 1993, purchase commitments related to capital expenditures were approximately $80 million. Capital spending in 1994 is expected to increase to about $350 million as the two large mill projects are completed.

Environmental Matters

         The company invested approximately $23 million in environmental control facilities in 1993. Over the past five years the investment was approximately $163 million or about 7% of the $2.5 billion of capital spending. This included environmental control elements of a large modernization and expansion program completed in 1991.

         Regulations proposed by the Environmental Protection Agency in late 1993 and currently scheduled for promulgation in late 1995 will require an estimated capital investment of $200-$300 million during the period 1996 through 1998. At this stage in the process, quantification of cost is quite speculative and subject to variation both with respect to timing and magnitude. Indications are, however, that the required investment can be managed so that annual spending levels for such projects will not materially detract from normal capital spending plans. The company also believes that since its situation, in relative terms, is similar to that of its competitors, compliance will not adversely affect its competitive position.

Dividends

         Cash dividends paid in 1993 were $108.8 million. The annual dividend rate was $1.56 per share in 1993,1992 and 1991. Stockholders' dividends are paid quarterly.

Acquisitions and Dispositions

         In January 1993, the company acquired a leading manufacturer of corrugated containers in Puerto Rico at a cost of $16 million. The plant, which has production capacity of 28 thousand tons, is supplied with linerboard from the company's mills in Savannah, GA and Prattville, AL.

         In May 1993, the company discontinued the operation of its School Supplies Division and sold a majority of the assets for approximately $32 million. This division had net sales of $9 million in 1993 and $51 million in 1992. In connection with this transaction, the company recognized a pre-tax loss of $4.7 million

Accounting Matters

         In the third quarter of 1993, the company increased its federal income tax provision to reflect an enacted tax rate increase. Under SFAS No. 109, "Accounting for Income Taxes", the company was required to increase its deferred tax liability by $16 million to reflect the 1% rate increase.

         The 1992 results included the effects of adopting two new accounting standards, "Employers' Accounting for Postretirement Benefits Other Than Pensions" and "Accounting for Income Taxes". The new accounting standards resulted in a cumulative after-tax increase to income of $40.8 million. Income from operations in 1992 included a pre-tax charge of $57 million for estimated costs to enhance workplace safety.

         In November 1992, the Financial Accounting Standards Board issued SFAS No. 112, "Employers' Accounting for Postemployment Benefits" which must be adopted no later than the first quarter of 1994. This standard pertains to benefits provided to former or inactive employees after employment but before retirement. Management currently estimates the amount of this obligation to be approximately $8 million relating to disability and certain health care and life insurance benefits.

Impact of Inflation

         In 1993, the rate of inflation was minimal.

         [The following information appears on pages 32 to 40 of the Union Camp 1993 Annual Report and is incorporated by reference in Item 8 of this report on Form 10-K.]

CONSOLIDATED INCOME


                                                                                           ($in thousands, except per share)
For The Years Ended December 31,                                               1993                1992                 1991

Net sales . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   $ 3,120,421         $ 3,064,358         $ 2,967,138
Costs and other charges:
  Costs of products sold. . . . . . . . . . . . . . . . . . . . . . .     2,360,298           2,290,717           2,195,299
  Selling and administrative expenses . . . . . . . . . . . . . . . .       305,616             298,534             287,729
  Depreciation and cost of company timber harvested . . . . . . . . .       242,883             237,531             209,120
  Special charge. . . . . . . . . . . . . . . . . . . . . . . . . . .             -              57,000                   -

  Income from operations . . . . . . . . . . . . . . . . . . . . . .        211,624             180,576             274,990

Interest expense. . . . . . . . . . . . . . . . . . . . . . . . . . .       124,911             136,240              81,750
Other (income)-net. . . . . . . . . . . . . . . . . . . . . . . . . .       (13,425)            (21,074)            (11,748)

   Income before income taxes, extraordinary item
     and cumulative effect of accounting changes  . . . . . . . . . .       100,138              65,410             204,988

Income taxes. . . . . . . . . . . . . . . . . . . . . . . . . . . . .        50,095              22,755              76,978

   Net income before extraordinary item and
     cumulative effect of accounting changes  . . . . . . . . . . . .        50,043              42,655             128,010
Extraordinary item: loss on early retirement of debt, net of tax. . .             -              (7,228)             (3,220)
Cumulative effect of accounting changes, net of tax . . . . . . . . .             -              40,806                   -

   Net income . . . . . . . . . . . . . . . . . . . . . . . . . . . .   $    50,043         $    76,233         $   124,790

Earnings per share:
   Net income before extraordinary item and
     cumulative effect of accounting changes  . . . . . . . . . . . .          $.72                $.61               $1.85
   Extraordinary item . . . . . . . . . . . . . . . . . . . . . . . .             -                (.10)               (.05)
   Cumulative effect of accounting changes  . . . . . . . . . . . . .             -                 .59                   -

   Net income per share . . . . . . . . . . . . . . . . . . . . . . .          $.72               $1.10               $1.80

See the accompanying notes to consolidated financial statements.


CONSOLIDATED BALANCE SHEET

December 31,                                                                                                ($ in thousands)
ASSETS                                                                                             1993                1992
Current Assets
Cash and cash equivalents. . . . . . . . . . . . . . . . . . . . . . . . . . . . .           $    38,287          $   67,683
Receivables-net. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .               389,549             427,232
Inventories. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .               442,518             467,438
Other. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                40,364              53,764
                                                                                                 910,718           1,016,117

Property
Plant and equipment, at cost. . . . . . . . . . . . . . . . . . . . . . . . . . .              5,938,975           5,707,937
Less: accumulated depreciation. . . . . . . . . . . . . . . . . . . . . . . . . .              2,540,253           2,346,757
                                                                                               3,398,722           3,361,180
Timberlands, less cost of company timber harvested. . . . . . . . . . . . . . . .                247,368             244,637

                                                                                               3,646,090           3,605,817

Other Assets. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                128,225             123,263

     Total Assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            $ 4,685,033          $4,745,197

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Current installments of long-term debt. . . . . . . . . . . . . . . . . . . . . .            $    45,869          $   98,194
Notes payable . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                426,229             415,293
Accounts payable. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                219,663             183,918
Other accrued liabilities . . . . . . . . . . . . . . . . . . . . . . . . . . . .                179,380             166,900
Income and other taxes. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                 38,231              27,810
                                                                                                 909,372             892,115

Long-Term Debt. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .              1,244,907           1,289,706

Deferred Income Taxes . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                  583,155             553,871

Other Long-Term Liabilities . . . . . . . . . . . . . . . . . . . . . . . . . .                  131,751             127,627

Stockholders' Equity
Common stock-par value $1.00 per share. . . . . . . . . . . . . . . . . . . . .                   69,833              69,664
Capital in excess of par value. . . . . . . . . . . . . . . . . . . . . . . . .                   81,491              75,908
Other equity adjustments. . . . . . . . . . . . . . . . . . . . . . . . . . . .                  (24,176)            (11,158)
Retained earnings . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                1,688,700           1,747,464

Shares outstanding, 1993-69,833,130; 1992-69,663,853
     Stockholders' Equity-Net . . . . . . . . . . . . . . . . . . . . . . . . .                1,815,848           1,881,878

     Total Liabilities and Stockholders's Equity. . . . . . . . . . . . . . . .              $ 4,685,033          $4,745,197

See the accompanying notes to consolidated financial statements.


CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                                                            ($ in thousands)
For the Years Ended December 31,                                                   1993              1992              1991
Cash Provided By Operations:
Net income  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         $  50,043         $  76,233         $ 124,790
Adjustments to reconcile net income to cash provided by
operations:
   Depreciation, amortization and cost of company
   timber harvested   . . . . . . . . . . . . . . . . . . . . . . . .           261,518           253,087           219,210
   Deferred income taxes  . . . . . . . . . . . . . . . . . . . . . .            33,838            62,278            34,590
   Other  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            (6,744)            2,305            (2,517)
Changes in operational assets and liabilities:
   Receivables  . . . . . . . . . . . . . . . . . . . . . . . . . . .            42,083           (84,879)           (8,728)
   Inventories  . . . . . . . . . . . . . . . . . . . . . . . . . . .            (3,382)          (23,519)          (42,292)
   Other assets   . . . . . . . . . . . . . . . . . . . . . . . . . .             7,264           (10,178)           32,321
   Accounts payable, taxes and other liabilities  . . . . . . . . . .            33,800            (6,462)           17,667
      Cash Provided by Operations   . . . . . . . . . . . . . . . . .           418,420           268,865           375,041

Cash (Used For) Provided By Investment Activities:
Capital expenditures  . . . . . . . . . . . . . . . . . . . . . . . .          (310,113)         (219,654)         (482,638)
Payments for acquired businesses  . . . . . . . . . . . . . . . . . .           (11,855)          (11,862)          (20,217)
Proceeds from sale of businesses-net  . . . . . . . . . . . . . . . .            34,451                 -                 -
Proceeds from sale of assets  . . . . . . . . . . . . . . . . . . . .            27,612            15,727            11,913
Other   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            17,818             5,942           (23,295)
                                                                               (242,087)         (209,847)         (514,237)

Cash (Used For) Provided By Financing Activities:
Proceeds from issuance of long-term debt  . . . . . . . . . . . . . .            21,278           294,630           353,190
Repayments of long-term debt  . . . . . . . . . . . . . . . . . . . .          (117,588)         (267,126)         (224,103)
Change in short-term notes payable  . . . . . . . . . . . . . . . . .               310            30,237           128,741

Dividends paid  . . . . . . . . . . . . . . . . . . . . . . . . . . .          (108,807)         (108,592)         (108,197)
                                                                               (204,807)          (50,851)          149,631

Effect of exchange rate changes on cash . . . . . . . . . . . . . . .              (922)           (1,414)           (1,257)

Increase (decrease) in cash and cash equivalents. . . . . . . . . . .           (29,396)            6,753             9,178
Balance at beginning of year  . . . . . . . . . . . . . . . . . . . .            67,683            60,930            51,752
Balance at end of year  . . . . . . . . . . . . . . . . . . . . . . .         $  38,287         $  67,683         $  60,930

See the accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
($ in thousands, except per share)

1.Significant Accounting Policies

Principles of Consolidation

  The consolidated financial statements present the operating results and the financial position of the company and all of its subsidiaries. All significant intercompany transactions are eliminated.

Cash and Cash Equivalents

  Cash and cash equivalents include all highly liquid investment instruments with an original maturity of three months or less.

Inventories

  Inventories are stated at the lower of cost or market and include the cost of materials, labor and manufacturing overhead. Finished goods and raw materials of domestic operations are valued principally at last in, first out (LIFO) cost. Supplies and all inventories of foreign operations are valued at first in, first out (FIFO) or average cost.

Property and Depreciation

  Plant and equipment is recorded at cost, less accumulated depreciation. Upon sale or retirement, the asset cost and related depreciation are removed from the balance sheet and the resulting gain or loss is included in income.

  Depreciation is principally calculated on a straight-line basis with lives for buildings from 15 to 33 years and for machinery and equipment from 10 to 20 years. For major expansion projects, the company uses the units-of-production depreciation method until design level production is reasonably sustained. Accelerated depreciation methods are used for tax purposes.

  The cost of company timber harvested is charged to income as timber is cut. The charge to income is the product of the volume of timber cut multiplied by annually developed unit cost rates which are based on the relationship of timber cost to estimated volume of recoverable timber.

Goodwill

  The excess of the cost over the fair value of net assets of acquired businesses is recorded as goodwill and is amortized on a straight-line basis over a period not to exceed 20 years.

Research and Development Costs

  Research and development costs are expensed as incurred. These expenditures totaled $45.9 million in 1993, $44.5 million in 1992 and $42.6 million in 1991.

Capitalized Interest

  Interest is capitalized on major capital expenditures during the period of construction. Total interest costs incurred and amounts capitalized were:

                                             1993                      1992                     1991
Total interest. . . . . . . . .          $133,117                 $ 149,620                 $144,451
Interest capitalized. . . . . .            (8,206)                  (13,380)                 (62,701)
Net interest expense. . . . . .          $124,911                 $ 136,240                 $ 81,750

Pre-Start-Up Costs

         The company defers pre-start-up costs for major expansion projects until such projects become operational. Following the completion of start-up, the deferred costs are amortized on a straight-line basis over a five year period.

Changes in Accounting Standards

         In 1992, the company adopted the provisions of Statement of Financial Accounting Standards (SFAS) Nos. 106 and 109, "Employers' Accounting for Postretirement Benefits Other Than Pensions" and "Accounting for Income Taxes", respectively. The new accounting standards resulted in a cumulative after-tax increase to income of $40.8 million. (See Notes 7 and 9).

Postemployment Benefits

         In November 1992, the Financial Accounting Standards Board issued SFAS No. 112, "Employers' Accounting for Postemployment Benefits" which must be adopted no later than the first quarter of 1994. This standard pertains to benefits provided to former or inactive employees after employment but before retirement. Management currently estimates the amount of this obligation to be approximately $8 million relating to disability and certain health care and life insurance benefits.

Income taxes

         As noted above, the company has adopted the provisions of SFAS No. 109, which requires deferred income taxes to be recorded using enacted tax rates in effect for the year the differences are expected to reverse. In 1993 the federal corporate income tax rate was increased from 34% to 35%. Consequently, the deferred tax provision and the liability for deferred taxes include a charge to reflect the full amount of the rate change on amounts previously recorded.

         Federal and state income taxes are not accrued on the cumulative undistributed earnings of foreign subsidiaries because the earnings have been reinvested in the businesses of those companies. As of December 31, 1993, the total of all such undistributed earnings amounted to $103.6 million. (See also Note 7).

Foreign Currency Translation

         The assets and liabilities of the company's foreign subsidiaries and affiliates are translated into U.S. dollars at year-end exchange rates, while income and expense accounts are translated at average annual rates. The primary factor used to determine the functional currencies of the company's foreign subsidiaries is the local currency cash flows resulting from manufacturing, sales and financing activities. Gains and losses resulting from foreign currency translation are reflected in a separate component of Stockholders' Equity entitled Other Equity Adjustments. The effect of these cumulative adjustments was to reduce equity by $23.5 million at December 31, 1993 and $9.8 million at December 31, 1992.

         Foreign exchange contracts are entered into to hedge the effect of foreign currency rate fluctuations. The gains and losses on contracts that are designated as hedges are deferred and recorded on the basis of the underlying transaction. The gains and losses on other contracts are recognized as incurred.

         At December 31, 1993, foreign currency forward contracts hedging firm commitments totaled approximately $55 million, primarily denominated in European currencies. These contracts matured in January 1994.

Revenue Recognition

         The company recognizes revenues upon the passage of title, which is generally at the time of shipment.

Income Per Share

         Net income per share of common stock is based on the weighted average number of shares outstanding during the period.

Reclassifications

         Certain amounts have been reclassified for 1991 and 1992 to conform with the 1993 presentation.

2.  Special Charge

         In the first quarter of 1992, the company recorded a $57 million pre-tax charge to operating income relating to the establishment of a reserve for the estimated cost of enhancing workplace safety. The reserve was the result of a company-wide self-assessment program which identified expenditures which are expected to be completed in 1994.

3.  Other Income

         Other income for 1993 includes gains of $18.0 million attributable to the sale of land. The years 1992 and 1991 included similar gains of $10.6 million and $8.3 million, respectively.

4.  Supplemental Balance Sheet Information

Restricted Cash

         Included within cash and cash equivalents at December 31, 1992 was approximately $55 million set aside for the repayment of specific debt in February 1993.


                                                                      1993             1992

Receivables
Trade . . . . . . . . . . . . . . . . . . . . . . . . .           $365,504         $342,365
Net refundable income taxes . . . . . . . . . . . . . .              7,035           64,728
Other . . . . . . . . . . . . . . . . . . . . . . . . .             31,636           34,706
                                                                   404,175          441,799
Less: estimated doubtful accounts, discounts
and allowances. . . . . . . . . . . . . . . . . . . . .             14,626           14,567
Net . . . . . . . . . . . . . . . . . . . . . . . . . .           $389,549         $427,232

Inventories
Finished goods. . . . . . . . . . . . . . . . . . . . .           $228,863         $253,784
Raw materials . . . . . . . . . . . . . . . . . . . . .             91,685           84,902
Supplies. . . . . . . . . . . . . . . . . . . . . . . .            121,970          128,752
   Total. . . . . . . . . . . . . . . . . . . . . . . .           $442,518         $467,438

    At December 31, 1993 and 1992, finished goods and raw materials totaling $221.8 million and $240.5 million, respectively, were valued at LIFO cost. The excess of current cost over LIFO value was $76.0 million and $79.3 million in 1993 and 1992, respectively.

Other Current Assets
Short-term timber leases. . . . . . . . . . . . . . . .         $   20,305       $   21,015
Prepayments . . . . . . . . . . . . . . . . . . . . . .             15,905           19,652
Assets held for resale. . . . . . . . . . . . . . . . .              4,154           13,097
Total . . . . . . . . . . . . . . . . . . . . . . . . .         $   40,364       $   53,764

Plant and Equipment, at cost
Land. . . . . . . . . . . . . . . . . . . . . . . . . .         $   36,831       $   35,345
Buildings and improvements. . . . . . . . . . . . . . .            512,895          507,185
Machinery and equipment . . . . . . . . . . . . . . . .          5,158,902        5,078,345
Construction-in-progress. . . . . . . . . . . . . . . .            230,347           87,062
Total . . . . . . . . . . . . . . . . . . . . . . . . .         $5,938,975       $5,707,937

         At December 31, 1993, property (principally machinery and equipment) having an original cost of approximately $347 million and a net book value of $145 million is pledged against lease obligations and notes payable to industrial development authorities (see Note 5) which have outstanding long-term balances totaling approximately $301 million.

         The company's capital spending backlog under approved projects was approximately $300 million at year-end 1993.

                                                                      1993             1992
Other Assets
Deferred pre-start-up . . . . . . . . . . . . . . . . .           $ 29,108         $ 36,812
Goodwill. . . . . . . . . . . . . . . . . . . . . . . .             22,223           19,582
Pension assets. . . . . . . . . . . . . . . . . . . . .             24,713           13,920
Other intangibles . . . . . . . . . . . . . . . . . . .             19,061           22,948
Other . . . . . . . . . . . . . . . . . . . . . . . . .             33,120           30,001
Total . . . . . . . . . . . . . . . . . . . . . . . . .           $128,225         $123,263

Short-Term Debt

         Included in Notes payable at December 31, 1993 and 1992 were $386 million and $383 million, respectively, of commercial paper borrowings. The weighted average interest rate on these borrowings for 1993 was 3.5%.

         The company has uncommitted revolving credit facilities in numerous countries outside the United States which provide for aggregate availability of $46 million. At December 31, 1993 and 1992, approximately $33.5 million and $29.0 million, respectively, was outstanding and included in short-term borrowings. Commitment fees are either nominal or zero. Covenants, to the extent they exist, are presently being met and are expected to be met in the future.

         At December 31, 1993, the company had an outstanding interest rate swap agreement which effectively converted $25 million of floating rate commercial paper to fixed rate debt. The swap agreement matured in January 1994. The differential between fixed and floating rate obligations is accrued as interest rates change and is charged or credited to interest expense over the life of the agreement.


Other Accrued Liabilities
Payrolls. . . . . . . . . . . . . . . . . . . . . . . .           $ 54,010         $ 51,697
Interest. . . . . . . . . . . . . . . . . . . . . . . .             29,369           33,761
Special charge reserve. . . . . . . . . . . . . . . . .             21,422           19,318
Other . . . . . . . . . . . . . . . . . . . . . . . . .             74,579           62,124
Total . . . . . . . . . . . . . . . . . . . . . . . . .           $179,380         $166,900
Other Long-Term Liabilities
Postretirement benefits . . . . . . . . . . . . . . . .           $ 99,820         $ 93,649
Special charge reserve. . . . . . . . . . . . . . . . .                  -           18,873
Minimum pension liability . . . . . . . . . . . . . . .             10,063                -
Deferred revenue. . . . . . . . . . . . . . . . . . . .              4,808                -
Other . . . . . . . . . . . . . . . . . . . . . . . . .             17,060           15,105
  Total . . . . . . . . . . . . . . . . . . . . . . . .           $131,751         $127,627

Fair Value Disclosures of Financial Instruments

         The carrying amounts of certain financial instruments: cash, short-term investments, trade receivables and payables approximate their fair values. The fair values of long-term debt, forward foreign exchange contracts and interest rate swaps vary with market conditions and are estimated based on quoted market prices for similar financial instruments by obtaining quotes from brokers.

         At December 31, 1993, the book value of long-term debt was $1.2 billion and the fair value was approximately $1.4 billion. The book value of all other financial instruments approximates their fair value.

5. Long-Term Debt

December 31,                                                          1993             1992
Sinking fund debentures:
  8-5/8% due 1997-2016. . . . . . . . . . . . . . . . .         $  100,000       $  100,000
  10% due 2000-2019 . . . . . . . . . . . . . . . . . .            100,000          100,000
  9-1/4% due 2002-2021. . . . . . . . . . . . . . . . .            125,000          125,000
Debentures 9-1/2% due 2002. . . . . . . . . . . . . . .            100,000          100,000
Debentures 9-1/4% due 2011. . . . . . . . . . . . . . .            125,000          125,000
Debentures 8-1/2% due 2022. . . . . . . . . . . . . . .            100,000          100,000

Notes 7-3/8% due 1999 . . . . . . . . . . . . . . . . .             50,000           50,000
Medium-term notes due 1995-2001;
  6% to 9-1/2%; weighted average
  rate 9% . . . . . . . . . . . . . . . . . . . . . . .            230,000          270,000
Lease obligations under Industrial
  Revenue Bonds; due 1995-2012;
  4% to 8%; weighted average
  rate 6-1/4% . . . . . . . . . . . . . . . . . . . . .             68,287           62,705
Notes payable to Industrial
Development Authorities;
due 1995-2022; 3-1/4% to 8%;
weighted average rate 6-1/2%. . . . . . . . . . . . . .            232,395          232,530
Other notes due 1995-2004 . . . . . . . . . . . . . . .             14,225           24,471
Total . . . . . . . . . . . . . . . . . . . . . . . . .         $1,244,907       $1,289,706

         The current portion of long-term debt at December 31, 1993 amounted to $45.9 million. Amounts payable in the years 1995 through 1998 are $31.3 million, $45.7 million, $96.1 million and $46.7 million, respectively.

         In 1992, the company recorded an extraordinary loss of $11.6 million ($7.2 million after-tax) relating to the refinancing of high interest rate debt. The year 1991 included a similar loss of $5.2 million ($3.2 million after-tax). No similar losses were recorded in 1993.

         The company has revolving credit/term loan agreements which provide for unsecured borrowings up to $500 million in the United States. Any borrowings under these agreements would incur interest at the prevailing prime rate or other market rates. Nominal commitment fees are paid on the unused portion. No borrowings were made in 1993 under these agreements.

6.  Supplemental Cash Flow Information

         Cash paid for income taxes was $26.1 million in 1993, (offset by a $64.7 million tax refund), $26.0 million in 1992 and $47.4 million in 1991. Cash paid for interest, net of amounts capitalized, was $129.3 million in 1993, $135.5 million in 1992 and $73.4 million in 1991.

         The following table summarizes non-cash investing and financing activities related to the company's acquisitions in 1993 and 1992. There were no significant non-cash investing and financing activities in 1991.

                                                                      1993             1992
Fair value of assets acquired . . . . . . . . . . . . .           $ 21,399         $ 19,405
Less: cash paid . . . . . . . . . . . . . . . . . . . .             11,855           11,862
Liabilities incurred or assumed . . . . . . . . . . . .           $  9,544         $  7,543

7.  Income Taxes

         The provision for income taxes is comprised of the following:

                                                      1993            1992             1991
Current:
Federal . . . . . . . . . . . . . . . . .        $  14,180        $(37,213)        $ 37,589
State and local . . . . . . . . . . . . .           (3,639)         (7,953)            (617)
Foreign . . . . . . . . . . . . . . . . .            5,716           5,643            5,416

                                                    16,257         (39,523)          42,388

Deferred:
Federal . . . . . . . . . . . . . . . . .           27,317          51,845           25,885
State . . . . . . . . . . . . . . . . . .            3,944           6,807            7,094
Foreign . . . . . . . . . . . . . . . . .            2,577           3,626            1,611
                                                    33,838          62,278           34,590
  Total . . . . . . . . . . . . . . . . .        $  50,095        $ 22,755         $ 76,978

         In 1992, the company adopted the provisions of SFAS 109. Under the standard, deferred taxes represent liabilities to be paid or assets to be received in the future and tax rate changes would immediately affect those liabilities or assets. The implementation of this standard reduced the deferred tax liability by $99.3 million at January 1, 1992. This resulted in an increase in net income. In 1993 the federal corporate income tax rate was increased from 34% to 35%. Consequently, the deferred tax provision and the liability for deferred taxes were increased by $15.0 million for prior years and $1.0 million for 1993 to reflect the full amount of the rate change.

         Under this method, the cumulative deferred tax liability at December 31, 1993 and 1992 was $583.2 million and $553.9 million, respectively. The significant components of these liabilities (assets) are as follows:

December 31,                                                          1993             1992
Deferred federal taxes:
Accelerated depreciation  . . . . . . . . . . . . . . .           $632,266         $564,699
Alternative minimum tax . . . . . . . . . . . . . . . .            (94,253)         (55,136)
Postretirement benefits . . . . . . . . . . . . . . . .            (36,414)         (31,833)
Other . . . . . . . . . . . . . . . . . . . . . . . . .             10,900           10,508
  Total deferred federal taxes  . . . . . . . . . . . .            512,499          488,238
Deferred state taxes  . . . . . . . . . . . . . . . . .             55,424           51,346
Deferred foreign taxes  . . . . . . . . . . . . . . . .             15,232           14,287
  Total deferred taxes  . . . . . . . . . . . . . . . .           $583,155         $553,871

         A detailed analysis of the effective tax rate is as follows:

                                                      1993            1992             1991
Statutory federal tax rate. . . . . . . .             35.0%           34.0%            34.0%
State taxes (net of federal tax impact) .              2.6             2.4              3.3
Foreign income taxes. . . . . . . . . . .             (1.2)            1.3              0.1
Rate change . . . . . . . . . . . . . . .             15.0               -                -
Other . . . . . . . . . . . . . . . . . .             (1.4)           (2.9)             0.2
Effective rate. . . . . . . . . . . . . .             50.0%           34.8%            37.6%


8.  Stockholders' Equity

                                                                 Capital In                            Other
                                                    Common        Excess of        Retained           Equity
                                                     Stock        Par Value        Earnings      Adjustments
Balance, December 31, 1990. . . . . . . .        $  67,420        $  63,095     $ 1,763,230         $ 16,898

  Net Income. . . . . . . . . . . . . . .                -                -         124,790                -
  Cash dividends ($1.56 per share). . . .                -                -        (108,197)               -
  Issuance of stock for options and
  award plans . . . . . . . . . . . . . .              245            7,620               -              111
  Common stock subscribed for
  acquisition . . . . . . . . . . . . . .            1,796           (1,796)              -                -
  Foreign currency translation. . . . . .                -                -               -           (2,002)
  Pension liability adjustment. . . . . .                -                -               -            3,046
Balance, December 31, 1991. . . . . . . .           69,461           68,919       1,779,823           18,053
  Net Income. . . . . . . . . . . . . . .                -                -          76,233                -
  Cash dividends ($1.56 per share). . . .                -                -        (108,592)               -
  Issuance of stock for options
  and award plans . . . . . . . . . . . .              203            6,989               -               83
  Foreign currency translation. . . . . .                -                -               -          (29,294)
Balance, December 31, 1992. . . . . . . .           69,664           75,908       1,747,464          (11,158)
  Net Income. . . . . . . . . . . . . . .                -                -          50,043                -
  Cash dividends ($1.56 per share). . . .                -                -        (108,807)               -
  Issuance of stock for options and
  award plans . . . . . . . . . . . . . .              169            5,583               -              758
  Foreign currency translation. . . . . .                -                -               -          (13,776)
Balance, December 31, 1993. . . . . . . .        $  69,833        $  81,491     $ 1,688,700         $(24,176)

         The authorized capital stock of the company at December 31, 1993, 1992 and 1991 consisted of 125,000,000 shares of common stock, $1.00 par value, and 1,000,000 shares of authorized but unissued preferred stock, $1.00 par value. Common stock repurchased is included in the authorized but unissued shares of the company.

9.  Postretirement Benefits

         The company has a contributory postretirement health care plan covering primarily its U.S. salaried employees. Employees become eligible for these benefits when they meet minimum age and service requirements. The company funds its plan on a "pay-as-you-go" basis, in an amount equal to the retirees' medical claims paid.

         Effective January 1, 1992, the company adopted the provisions of SFAS 106. The implementation of this standard resulted in a change in the company's method of accounting for postretirement health care benefits from the "pay-as-you-go" to the accrual basis. In adopting this standard, the company recorded an accumulated postretirement benefit obligation (APBO) of $93.6 million as a cumulative charge against income.

         The components of the APBO as of December 31, 1993 and 1992 are as follows:

                                                                      1993             1992
Retirees. . . . . . . . . . . . . . . . . . . . . . . .           $ 66,715         $ 56,318
Fully eligible active
  plan participants . . . . . . . . . . . . . . . . . .             14,579           21,248
Other active plan participants. . . . . . . . . . . . .             27,465           21,083
                                                                   108,759           98,649
Unrecognized net gain (loss). . . . . . . . . . . . . .             (4,584)               -
Accrued postretirement
  benefit obligation. . . . . . . . . . . . . . . . . .           $104,175         $ 98,649

         The components of the postretirement benefit expense for the years ended December 31, 1993 and 1992 are as follows:


Service cost-benefits earned during period. . . . . . .           $  3,344         $  2,744
Interest cost on accumulated
  benefit obligation. . . . . . . . . . . . . . . . . .              7,369            7,278
Postretirement benefit expense. . . . . . . . . . . . .             10,713           10,022

         The discount rates used to determine the accumulated postretirement benefit obligation for 1993 and 1992 were 7.25% and 8.0%, respectively. The discount rate used to determine the annual postretirement benefit expense was 8.0% for both years.

         For measurement purposes, a 12% increase in the medical cost trend rate was assumed for 1993. This rate decreases incrementally to 5.5% after eleven years and will remain at that level thereafter. It is estimated that a 1% increase in the medical cost trend rate would increase the accumulated postretirement benefit obligation as of December 31, 1993 by $12.5 million and the postretirement benefit expense for 1993 by $1.6 million.

         The cost of retiree benefits under the previous "pay-as-you-go" basis was $4.3 million in 1991.

10. Pension Plans

         The company and certain foreign subsidiaries have non-contributory defined benefit pension plans covering substantially all of their employees. Benefits are based on years of service and, for salaried employees, final average earnings. The company funds its plans annually based upon a consistently applied formula which amortizes the unfunded liability adjusted for actuarial gains or losses. Assets of the plans are primarily fixed income instruments and publicly traded stocks.

         Pension costs were $14.6 million, $9.7 million and $21.8 million for the years 1993, 1992 and 1991, respectively. The following tables set forth the funded status of all pension plans for 1993 and 1992 and the components of pension expense of all pension plans in 1993, 1992 and 1991:

December 31,
                                                     1993                                          1992
                                      Domestic Plans                                  Domestic Plans
                                  Assets in    Accumulated         Foreign       Assets in      Accumulated         Foreign
                                  excess of    benefits in           Plans       excess of      benefits in           Plans
                                accumulated      excess of                     accumulated        excess of
                                   benefits         assets                        benefits           assets
Actuarial present value of:
Vested benefit obligation          $377,840     $  214,944       $  88,117      $  317,035        $ 189,725       $ 65,254
Accumulated benefit
obligation  . . . . . . . .         392,658        227,762          89,049         329,692          201,022         65,866
Projected benefit
obligation  . . . . . . . .         480,549        228,657         117,903         405,737          201,877         93,015
Plan assets at fair value .         451,161        198,557         127,592         415,248          186,917         98,698
Projected benefit obligation
in excess of (less than)
plan assets . . . . . . . .          29,388         30,100          (9,689)         (9,511)          14,960         (5,683)
Unrecognized net gain (loss)        (36,696)        18,914          (8,971)         (3,755)          26,751        (11,685)
Unrecognized prior service
cost. . . . . . . . . . . .            (112)       (16,751)            (21)           (124)         (15,053)           (27)
Unrecognized transition

asset (obligation). . . . .            (382)       (13,121)          4,123            (449)         (15,327)         4,767
Adjustment to recognize
minimum liability . . . . .               -         10,063               -               -                -              -
Pension liability (asset)
recorded on Balance Sheet .        $ (7,802)    $   29,205       $ (14,558)     $  (13,839)       $  11,331       $(12,628)

         At December 31, 1993 and 1992, the discount rates used to determine the pension benefit obligation were 7.25% and 8.0% for the U.S. plans and 7.5% and 9.5% for the foreign plans, respectively.

         The pension expense for these plans included the following components:

                                                      1993            1992             1991
Service cost-benefits earned during
the period  . . . . . . . . . . . . . . .        $  20,936        $ 20,510         $ 19,779
Interest cost on projected benefit
obligations . . . . . . . . . . . . . . .           56,133          53,927           53,630
Actual return on assets . . . . . . . . .         (120,589)        (60,884)        (131,349)
Net amortization and deferral . . . . . .           58,075          (3,868)          79,778
Total pension expense . . . . . . . . . .        $  14,555        $  9,685           21,838

         The discount rates used to establish annual domestic pension expense were 8.0% for the years 1993 and 1992 and 8.5% for 1991. The salary progression rate for domestic plans was 5.5% for each year. The expected long-term rate of return on domestic plan assets was 9.5% for each year.

         For the foreign plans, the discount rates used to establish annual pension expense were 9.5%, 10.0% and 10.5%, for 1993, 1992 and 1991, respectively. The salary progression rates were 7.5% for 1993 and 7% for 1992 and 1991. The expected long-term rate of return on plan assets was 11.5% for each year.

11. Employee Stock Option Plans

         Under the stock option plans adopted in 1982 and 1989 (as amended), a maximum of 2,175,000 shares and 2,896,638 shares, respectively, of the company's common stock were made available for the granting of options and stock appreciation rights to officers and other key employees of the company and its subsidiaries at prices not less than 100% of fair market value at the dates of grant. Such options and stock appreciation rights generally become exercisable two years after the date of grant and expire ten years from that date. No further options may be granted under the 1982 plan. At the end of 1993, 392,753 shares were available for future grants under the 1989 plan. The number of options exercisable at year-end 1993 was 1,729,978.

         Under the 1989 plan, 579,327 shares may be awarded as restricted stock to selected officers and other key employees of the company and its subsidiaries. Recipients of restricted stock are entitled to receive cash dividends and to vote their respective shares. Restrictions limit the sale or transfer of these shares during a specified period. At December 31, 1993, 96,396 common shares have been issued as restricted stock under this plan. Unearned compensation, equivalent to the market value of the restricted shares at date of grant, is included within Stockholders' Equity and is amortized to expense over the restricted period.

         The following table summarizes activity in the company's stock option plans during 1993, 1992 and 1991. The options outstanding at December 31, 1993 having related stock appreciation rights attached totaled 965,844.

                                                                1993            1992            1991
Options outstanding beginning of year . . . . . . .        2,517,119       2,217,117       2,013,146
Granted - $33.81 to $52.38 per share  . . . . . . .          617,860         559,200         496,920
Exercised - $14.75 to $38.31 per share  . . . . . .         (177,605)       (190,071)       (217,684)
Cancelled - $14.75 to $45.63 per share  . . . . . .          (62,736)        (69,127)        (75,265)
Options outstanding end of year . . . . . . . . . .        2,894,638       2,517,119       2,217,117

12. Commitments and Contingent Liabilities

         The company is involved in various legal proceedings arising in the ordinary course of business. Based upon the information presently available and the company's evaluation of the proceedings pending, management believes that the adverse determination of any such proceedings or all of them combined will not have a material adverse effect on the company's business or financial position or results of operations.

         The company has guaranteed repayment of a five year term loan up to $15 million made by a financial institution to an unrelated entity. The guarantee is secured by the borrower's assets and stock.

13. Subsequent Event

         On February 22, 1994, the company's Board of Directors approved the sale, in a public stock offering of a minority interest, approximately 30% to 35%, in Bush Boake Allen, Inc. Bush Boake Allen, Inc. is the larger operating unit within the Chemical segment with net sales for 1993 of $336 million and total assets of $303 million as of December 31, 1993. It is expected that the initial public offering will be made in the first half of 1994.

14. Segment Information

         Operating results and other financial data are presented for the principal business segments of the company for the years ended December 31, 1993, 1992 and 1991.

         Total revenue and operating profit by business segment include both sales to customers, as reported in the company's consolidated income statement, and intersegment sales, which are accounted for at prices charged to customers and eliminated in consolidation. The amount of the elimination of intersegment profit on any product that remains in inventory at the end of the period is determined by changes in quantities of inventory and changes in the margins of profit.

         Operating profit by business segment is total revenue less operating expenses. In computing operating profit by business segment, none of the following items has been added or deducted: other income, portions of administrative expenses, interest expense, income taxes and unusual items.

         Identifiable assets by business segment are those assets used in company operations in each segment. Corporate assets are principally cash, intangible assets, deferred charges and assets held for resale. The company's real estate operations have been included within corporate items. Capital expenditures are reported exclusive of acquisitions.

         Total revenue and operating profit from the company's foreign subsidiaries were $372 million and $31 million in 1993, $371 million and $26 million in 1992, and $330 million and $22 million in 1991. No geographic area outside the United States was material relative to consolidated revenues, operating profits or identifiable assets.

         Export sales from the United States were $209 million in 1993, $249 million in 1992 and $203 million in 1991.


                                  Paper and      Packaging          Wood                          Corporate
                                 Paperboard       Products        Products        Chemical         Items       Consolidated
1993
Sales to Customers. . . . .     $ 1,057,100     $1,251,875      $  261,569      $  517,090       $   32,787    $ 3,120,421
Intersegment Sales. . . . .         594,126          6,513              24           1,647         (602,310)*            -
Total Revenue . . . . . . .       1,651,226      1,258,388         261,593         518,737         (569,523)     3,120,421
Operating Profit. . . . . .         101,482         29,483          69,080          48,931          (37,352)**     211,624
Identifiable Assets . . . .       3,320,737        666,004          95,997         385,392          216,903      4,685,033
Depreciation & Cost of
Company Timber Harvested  .         175,470         35,514          10,708          16,535            4,656        242,883
Capital Expenditures. . . .         228,859         32,948           7,392          38,813            2,101        310,113

1992
Sales to Customers. . . . .     $ 1,097,316     $1,235,258      $  206,826      $  499,188       $   25,770    $ 3,064,358
Intersegment Sales. . . . .         617,547          5,392              80             709         (623,728)*            -
Total Revenue . . . . . . .       1,714,863      1,240,650         206,906         499,897         (597,958)     3,064,358
Operating Profit. . . . . .         192,816         37,078          26,330          29,446         (105,094)**     180,576
Identifiable Assets . . . .       3,311,033        654,820          93,977         345,800          339,567      4,745,197
Depreciation & Cost of
Company Timber Harvested  .         166,718         35,220          10,953          21,778            2,862        237,531
Capital Expenditures. . . .         151,241         33,153           2,774          29,702            2,784        219,654

1991
Sales to Customers. . . . .     $ 1,045,862     $1,197,824      $  167,798      $  470,880       $   84,774    $ 2,967,138
Intersegment Sales. . . . .         568,512          5,462             103             146         (574,223)*            -
Total Revenue . . . . . . .       1,614,374      1,203,286         167,901         471,026         (489,449)     2,967,138
Operating Profit. . . . . .         251,816         17,404           3,169          25,087          (22,486)**     274,990
Identifiable Assets . . . .       3,304,757        670,502         102,656         357,943          261,856      4,697,714
Depreciation & Cost of
Company Timber Harvested  .         133,459         37,781          11,790          21,084            5,006        209,120
Capital Expenditures. . . .         394,987         50,273           2,515          22,799           12,064        482,638

*Elimination of Intersegment Sales.

**Includes intersegment eliminations and unallocated corporate, technology and engineering expenses of $49,075 in 1993,
$50,286 in 1992, and $48,009 in 1991.  1992 also includes a $57.0 million charge for estimated costs to enhance workplace safety.  If this amount had been allocated to segment operating profit in 1992, Paper and Paperboard operating profit would have been $148.8 million, Packaging operating profit would have been $30.5 million, Wood Products operating profit would have been $25.6 million, Chemical operating profit would have been $23.8 million and Corporate Items would have been $(48.1)
million.

         [The following text appears on page 31 of the Union Camp 1993 Annual Report under the caption "Report of Independent Accountants" and is incorporated by reference in Item 14 of this report on Form 10-K.]
REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders and Board of Directors of UNION CAMP CORPORATION

    In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income and of cash flows present fairly, in all material respects, the financial position of Union Camp Corporation and its subsidiaries at December 31, 1993 and 1992, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

    As described in Note I to the consolidated financial statements, the Company elected to adopt Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," and Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," in 1992.

                                  PRICE WATERHOUSE

Morristown, New Jersey
February 11, 1994, except as
to Note 13, which is as of
February 22, 1994