Form 10-K, Exhibit 13
UNION CAMP CORP
filed 1995-03-30
CIK 100783

Packaging group

The Packaging Group is Union Camp's largest operating unit, accounting for roughly half our total sales.

The  Group  is  one  of  the  country's  largest  integrated   manufacturers  of
linerboard, kraft paper and packaging and one of the largest U.S. linerboard exporters. It's a major manufacturer of corrugated containers, heavy-duty shipping sacks and other packaging.

Kraft Paper and Board Division. Three of the Group's four packaging divisions are supplied by mills in Savannah, Georgia and Prattville, Alabama, which produce nearly 1.8 million tons of linerboard a year. The Company's divisions use about two thirds of that output, with the rest sold in both U.S. and international markets.

The Container Division, the largest of the Company's converting operations, makes corrugated containers, and solid fiber shipping containers and slipsheets. These products are used for packaging virtually every product manufactured or grown in the world--from chemicals to appliances to food products. Union Camp is also entering the corrugated pallet business--products which perform like wood, but offer a range of safety, cost and environmental advantages.

The Flexible Packaging Division, the Packaging Group's second largest operation, produces industrial bags made from paper or film and other non-rigid packaging. Multi-wall and consumer bags are made with two or more layers of paper to provide strength and offer a high-quality printing surface.

The Folding Carton Division produces consumer packaging for the cosmetics, toiletries, pharmaceutical and food products industries. Leadership is based on quality structural and graphic design, as well as advanced printing, stamping, embossing and die cutting.

The International Packaging Division operates corrugated container plants in Puerto Rico, Chile, Spain, Ireland and the Canary Islands, and is a minority partner with Zucamor S.A., a leading container business in Argentina.

1994 results led by
record performances in
linerboard, strong packaging shipments...

Performance for the Packaging Group was led by record sales and a dramatic increase in operating earnings in linerboard, mainly resulting from higher prices. The Packaging Divisions within the Group had a sales growth of 10% on strong demand. Although the Container Division experienced another record year in volume, operating income was down due mainly to the closing of the Centerville, Ohio plant. Flexible Packaging's performance was affected by lower margins in its industrial/consumer paper operations. International packaging businesses, however, turned in strong operating earnings on an 11% increase in sales.

Fine Paper

Demand is growing
...operating rates are in the
mid-90's...backlogs are tightening.
Prices are moving toward their 1989 peak...
and new near-term capacity additions should be limited.

The Fine Paper Division produces uncoated bleached paper, market pulp and coated and uncoated bleached paperboard. Its main business is uncoated free sheet used for business communications and direct mail. The Division also sells high-quality coated and uncoated paperboard for such premium applications as greeting cards and book covers.

Manufacturing is centered in two mills: Franklin, Virginia, and Eastover, South Carolina, two of the most efficient operations in the industry. Eight paper machines have a capacity of over 1.3 million tons per year. This flexible, low-cost and high-quality system includes three machines for utility grades, three for value-added papers and two for premium paperboard. Flexibility allows positioning in the highest-opportunity markets. The Division also operates facilities that produce packaged sheet products for printing and business communications--one at the Franklin mill and another in Sumter, South Carolina.

In addition, the Division produces about 100,000 tons of bleached market pulp which is sold in both U.S. and international markets.

About half of the Fine Paper Division's production is sold directly to manufacturers, who convert it into envelopes, computer paper and direct mail. Union Camp is the largest envelope paper producer in the world. The Division has recently introduced recycled-content papers into a number of its markets.

Business and printing papers are sold through paper distributors throughout the U.S. and Canada.

An area of increased focus is the Division's line of home and office business papers for copiers, laser and ink jet printers and plain-paper faxes. These growing product lines are sold under the trademark brands of Yorktown'r', Jamestown'r', Union Camp Top Gun'tm', and Lightning'tm' Laser Opaque. Among the newest product successes is Great White'tm' Recycled Content Xerographic paper, which contains 25% post-consumer fiber.

Rising prices plus
operating strength equal
performance improvement...total tons shipped were up 4% for the year. The Division's total sales were up 7% to $824 million. The results reflected a mix of a difficult first half of the year and a very strong second half. In the first six months... over capacity and severe winter weather hurt the market. In the second six months...demand began to rise, as imports leveled and inventories declined. Prices rebounded strongly. Uncoated free sheet shipments rose 6% during the year...market pulp volume was up 15%, with strong pricing. Board shipments were down 6%, but prices recovered in the second half of the year.

Chemical group

Union Camp's Chemical Group is made up of two separate organizations--Bush Boake Allen Inc. and the Chemical Products Division.

Bush Boake Allen is one of the world's leading producers of aroma chemicals and manufactures a wide range of compounded flavors and fragrances, natural extracts and essential oils. The Chemical Products Division converts by-products of the pulping process into a variety of chemical products--tall oil fatty acids, rosin acid, dimer acid, rosin-based ink resins and adhesive tackifiers and polyamide adhesives.

BBA  has  operations   worldwide.   The  Company  produces  aroma  chemicals  at
large-scale distillation plants in the U.K. and U.S. and compounded flavors and fragrances in countries around the world.

Chemical Products, with plants in the U.S. and U.K., primarily converts the by-products of the pulping process into higher-value materials for world markets. It's one of the largest wood-based chemical operations in the forest products industry.

The main markets for its key products, rosins and fatty acids, and their upgraded derivatives, are adhesives, inks, coatings, lubricants, soaps and personal care products.

Chemical markets
benefiting from global
economic gains...Economic recovery in industrialized
countries is strengthening BBA's flavor and fragrance markets, with gains throughout the year in all regions. Highlights of world market growth...Asia/Pacific, where demand is growing for flavors used in beverages, dairy products and prepared foods and for aroma chemicals used in detergents, soaps, air fresheners and fragrances. Flavor and fragrance markets were both strong in the Americas.

Chemical Products markets improved along with world economies. Commodity and performance chemical prices gained as both the faster-growing adhesive and ink markets showed solid year-to-year growth.

BBA sales increased 11% to $375 million in 1994, while operating income rose 24% for the year. Key factors...strong aroma chemical sales and firming prices throughout the year, growing demand for proprietary musk grades, production increases at the Widnes plant, the competitive advantage of leading technologies in fragrance and flavor compounding and geographic expansion.

Chemical Products sales hit $200 million, an 11% gain, while operating income was up strongly. Key factors in two years of improvement...growing world markets, better pricing and the new service and efficiency impacts of the Division's reorganization. Strong markets, operational gains drive improvement...

Expansion, process
improvements help meet
growing global demand...While continuing its aggressive global expansion, BBA is also upgrading operations at both its Widnes, U.K. and Jacksonville, Florida aroma chemical plants to meet growing market demand for synthetic and musk grades.

Chemical Products continued the operational cost control, communication and organizational improvements that turned the business around last year. Modernizations and expansions in the U.S. and U.K. improved both production efficiency and quality. New rosin resin and polyamide resin capacity in the U.S. and the U.K. will help meet growing market demand worldwide.

BBA has well-balanced sales in major geographic and economic markets. Key to strategies...an aggressive international presence to create a network of local service in growing markets. New locations in the past five years...Bulgaria, China, the Czech Republic, Ireland, Mexico, Pakistan, Poland, Russia and the United Arab Emirates. BBA now has a presence in 37 countries and operations in 19 of them.

Chemical  Products  generates  35%  of  its  sales  in  international   markets.
Again...strategies center on creating a presence close to customer need. Chemical Products' network is branching out from its U.S. and European base to markets in South America and Asia.

Forest Resources group

The Forest Resources Group is charged with obtaining maximum long term value from Union Camp's 1.5 million acres of woodlands in Alabama, Florida, Georgia, North Carolina, South Carolina and Virginia.

Advanced forestry techniques have made Union Camp's woodlands among the most productive in the nation.

As mature trees are harvested, they're replaced by genetically superior seedlings that produce maximum yield. More than half of Union Camp's acreage is planted with seedlings that produce triple the yield of natural stands.

The Wood Products business produces southern pine lumber, plywood and particleboard panels primarily for industrial and home improvement markets. About 40% of its output goes to furniture, transportation and other industries. The rest is sold to manufacturers of engineered systems and lumber treating plants. Nine facilities in Alabama, Georgia, North Carolina and Virginia have the capacity to produce 485 million board feet of lumber, 240 million square feet of plywood and 100 million square feet of particleboard per year.

Some holdings have highest value in land development. The Branigar Organization, a subsidiary, is a highly-regarded developer of residential and resort communities. Two major projects are the award-winning Landings, a golf and recreation community on Skidaway Island near Savannah; and Champion Hills, a golf club community in Hendersonville, North Carolina.

Forest Resources
markets continue gains
in 1994...Lumber markets are seeing a combination of growing demand and tightening supplies...prices were up significantly. Industrial markets and pricing were also strong in plywood and particleboard. Commodity lumber prices have hit a plateau with a softening in the home construction markets...average prices are still up over year-ago levels. Industrial market prices are continuing to increase.

Wood Products turned in its fourth consecutive year of record sales and earnings. Sales were up 12% to $292 million, while operating earnings increased 14%. Keys to the improvement...strength in attractive industrial niches, streamlined cost-effective operations and demand that continues to run ahead of supply. The major factor in the performance of all three product lines was higher prices, with higher wood prices offsetting some of the gain. Volumes were flat over 1993. The main reason...the short-term production impact of asset changes in the Division's productivity and quality programs.

1994 Another
record year...

Reorganization
focuses on creating the most
value from woodland resources...A rethinking of
the role of the Forest Resources Group two years ago concentrated all activities on two overriding responsibilities: providing internal customers with cost-competitive, high-quality fiber and getting the maximum return from the land. More than 50 teams are involved in continuous improvement through our total quality philosophy. A 1994 review of the organization's structure streamlined the fiber supply chain from the stump to the digester in Savannah. Branigar's land operations were brought into the Forest Resources Group, consolidating high-value land development in one organization.

Financial Review Union Camp Corporation

Results of Operations

After four consecutive years of price and profit erosion, earnings rebounded sharply late in 1994 as paper product prices staged a long-awaited recovery. Final quarter earnings were more than triple the same period last year. Overall, the improvement reflected strengthening sales and earnings performances by all the company's businesses, in particular, the paper and paperboard segment. Total paper products shipments reached a record 3.5 million tons in 1994, an increase of 5% over 1993, reflecting improved global demand for paper and packaging. Total company sales were $3.4 billion in 1994, 9% above 1993 and 11% over 1992.

In 1994, the company earned $114 million or $1.62 per share, more than double the $50 million or $.72 per share reported in 1993 and almost 50% higher than the $1.10 per share earned in 1992. The 1994 results include a gain of $.30 per share on the sale of a minority interest in the company's Bush Boake Allen flavor and fragrance business. Offsetting this gain were non-recurring charges of $.31 per share; $.26 per share relating to the write down of assets and disposal of a business and $.05 per share for implementation of SFAS No. 112, "Accounting for Postemployment Benefits". Earnings in 1993 included a charge of $.23 per share to reflect the increase in the corporate income tax rate and a $.04 per share loss from the sale of the school supplies business, mitigated partially by a gain of $.17 per share from the sale of land.

In 1993, conditions which had adversely affected results of operations in 1992, namely, slow growth in U.S. markets and excess paper industry capacity were compounded by economic weakness overseas. Total paper product shipments in 1993 were level with the prior year. Consolidated net sales in 1993 increased slightly, mostly the result of the wood products business which benefited from continuing tight lumber supply. Operating profits in the Wood Products and Chemical segments during 1993 were up significantly over 1992.

Operating results and other financial information for the company's principal business segments are presented on page 42. A discussion of results of operating segments follows.

Paper and Paperboard

The principal operating units in this segment are the two kraft paper and board mills, the two white paper mills, and the woodlands operations which support the mills and the wood products operation. Sales in 1994 were $1.8 billion, an increase of 10% over 1993 and 6% above 1992. Total mill shipments were up 3% in 1994 and operating profit was $182 million compared to $101 million in 1993 and $193 million in 1992. [Chart Omitted: Paper & Paperboard Operating Profit (millions of dollars)

                  1992     $193
                  1993     $101
                  1994     $182].

The improvement in 1994 reflects a strong cyclical upturn driven by global economic expansion and tight supplies all of which led to higher prices in both domestic and export markets. The decline in operating profit in 1993 reflected lingering economic softness and new industry capacity in uncoated business papers which was absorbed later in the economic recovery.

Kraft Paper & Board

Operating profits at the kraft paper and board mills increased six-fold in 1994, due almost entirely to higher linerboard prices. Robust global demand, a strong U.S. economy and minimal new capacity created a favorable operating climate. Domestic linerboard prices began to recover in September 1993 and moved steadily upward through year-end 1994. Selling prices at the end of 1994 were up over 40% from the prior year-end. Price gains in the export markets were even higher. Tight supply conditions in domestic and export markets have continued into 1995.

Company linerboard shipments in 1994 were 8% below the prior year primarily as a result of a paper machine outage at the Savannah, Georgia mill during the third quarter and much of the fourth quarter. Shipments of other kraft mill products, saturating and unbleached paper, were up 37% and 5%, respectively.

Direct manufacturing costs per ton increased 4% in 1994. This increase is primarily the result of higher wood and waste fiber costs. Fixed costs rose 5% in 1994 reflecting higher selling and salary incentive costs.

Operating profits in 1993 declined by 85% from 1992. Weakness in linerboard export markets and lingering softness in the U.S. economy combined to exert pressure on domestic linerboard prices. Domestic linerboard prices averaged 11% below 1992 and volume was down 9%.

Bleached Paper and Board

Printing and writing paper, and market pulp are produced at the mill in Eastover, South Carolina. The company's Franklin, Virginia mill produces uncoated white paper, and coated and uncoated board. Total shipments of white paper products in 1994 increased 4% to 1.34 million tons, mostly the result of uncoated free sheet volume which was up 6%. Net sales were 7% above 1993 and 9% over 1992.

The year 1994 began with severe pricing pressure in the white paper markets. Harsh winter weather constrained white paper consumption and shipments, leading to a further buildup of already high industry inventories. However, demand strengthened rapidly at the end of the second quarter and prices began a steady rise. The improvement accelerated in the second half of the year, as uncoated free sheet demand strengthened, backlogs climbed, imports leveled off, and total mill inventories came down. Operating profits increased as a result. Prices increased over $200 per ton from their depressed level at mid-year and as 1995 began further increases were being implemented.

Direct manufacturing costs per ton increased 3% in 1994 primarily attributable to a higher level of waste fiber and maintenance material costs. Fixed costs excluding depreciation were down slightly in 1994. Depreciation expense was up 8%.

In 1993, white paper selling prices faltered as a sluggish economy, new industry capacity and a notable increase in imports combined to reverse an upward trend in uncoated business paper prices which occurred during the first half of the year. Bleached board and market pulp prices were also unfavorable compared to the prior year. Operating profits in 1993 declined 25% from the prior year.

Packaging

The Packaging segment consists of corrugated container, flexible packaging and folding carton operations. Demand for these products was strong in 1994. Sales increased 10% to $1.4 billion after an increase of 1% in 1993. Shipments were up 7% in 1994 and 5% in 1993. Operating profit in 1994 was $26 million before the inclusion of special items. These included a charge of $14 million to write down the value of certain non-strategic assets and a $3 million charge to close one container plant and relocate another operation. Operating profit in 1993 was $29 million compared to $37 million in 1992. [Chart Omitted: Packaging Operating Profit (millions of dollars)

                  1992     $37
                  1993     $29
                  1994     $26].

The Container Division is the largest unit in this segment operating 24 plants in the domestic market with sales of $700 million in 1994. Primary products are corrugated and solid fibre shipping containers. Shipments for 1994 were up 8% and at record levels. Prices rose 7% from the depressed levels of the previous year. Most of the price improvement occurred in the second half of the year. Direct profit margins increased 2% in 1994. Operating earnings were reduced $3 million in 1994 by the closure of the Centerville, Ohio plant and the relocation of a pre-print operation. In 1993, operating margins benefited from 4% higher volume and declining raw material prices compared to 1992. These factors more than offset a 3% decline in average selling prices.

Operating profit for the company's international packaging group continued to increase. Excellent improvements were made in Chile and Puerto Rico. Operations in Spain, the Canary Islands and Ireland also contributed solid operating performances in 1994. Revenues from these international converters increased 11% in 1994 and 13% in 1993.

Operating profits for the company's Flexible Packaging operations were down in 1994. The decrease reflects lower margins in the industrial/consumer paper operations. This business had a 4% increase in volume but prices declined 2%, the result of a change in product mix. This was reflected in a 3% decline in profit margins. Partially offsetting this decrease was a 7% volume gain in the polyethylene films side of the industrial/consumer business. Prices increased 4% with most of the advance coming in the fourth quarter as raw material resin price increases were passed through to the end product.

In the third quarter of 1994, the company announced its withdrawal from the retail paper bag market. The company recorded an $11.7 million charge relating to the shutdown of retail bag manufacturing plants in Savannah, Georgia and Richmond, Virginia. This charge is included in other (income) expense-net in the accompanying statement of income. Sales for this business were $85 million in 1994.

The company's Folding Carton operations produce packaging with high quality graphics, mostly for such high value consumer goods as cosmetics, pharmaceuticals, and food products. Operating profit in 1994 was 12% above the prior two years.

Wood Products

The Wood Products segment consists of the lumber, plywood and particleboard operations. The fundamentals in this business remain very positive. The segment had another record earnings year in 1994. Operating profit was $79 million, an increase of $9 million over 1993 and $52 million above 1992. Sales were $292 million in 1994, compared to $262 million and $207 million in 1993 and 1992, respectively. [Chart Omitted: Wood Products Operating Profit (millions of dollars)

                  1992     $27
                  1993     $70
                  1994     $79].

All product lines continued to benefit from a favorable supply/demand balance. Earnings for all operations increased, almost entirely the result of higher selling prices. The company's focus on industrial products markets has allowed it to avoid some of the price softness in the home construction markets. Prices in 1994 were up 12% for the lumber and plywood operations and 15% for particleboard. Higher wood costs offset some of these gains. Volumes were flat year-to-year.

In 1993, lumber operations were particularly strong with volume up 2% and average prices 30% above 1992. Plywood and particleboard operations also had significant profit improvement over the prior year. Plywood prices increased 18% and particleboard volume was up 8%.

Chemical

Operating profit for this segment in 1994 was $67 million, well above the record $49 million in 1993 and more than double the operating profit in 1992. Net sales were $576 million in 1994, an increase of 11% over 1993 and 15% above 1992. [Chart Omitted: Chemical Operating Profit (millions of dollars)

                  1992     $29
                  1993     $49
                  1994     $67].

Bush Boake Allen Inc., a global leader in flavors, fragrances and aroma chemicals, is the largest operating unit in this segment with operations in thirty-seven countries. Earnings in this business increased 24% in 1994. Worldwide flavor and fragrance operations had strong growth in 1994 with all regions showing gains. In addition, the aroma chemical operations registered sharp earnings improvement with prices for many grades firming on stronger demand. Recent capital investments also provided greater efficiency and productivity. In 1993, revenues and operating profits increased driven by a recovery in the international aroma and terpene chemical markets and strong performance in the U.S. flavor and fragrance operations.

During the second quarter of 1994, Bush Boake Allen completed an initial public offering of its common stock. The establishment of Bush Boake Allen as a public company gives further market recognition to the growth potential of this business and creates additional opportunity to fund future growth. Union Camp remains the majority owner of this global business with a 68% holding. The minority owners' share of pre-tax profits in 1994 was $6.5 million.

The company's other chemical unit, the Chemical Products Division, upgrades papermaking by-products and other raw materials into a wide range of products. Operating results improved significantly over the prior year. Pricing initiatives in distilled and upgraded products kept ahead of escalating raw material prices. Improved product mix also benefited 1994 operations. Margins on castor-based products also increased from higher volume and prices. In 1993, the business achieved significant improvement in operating profit over 1992. Higher volume and lower raw material and fixed costs were the primary factors in the earnings increase.

Summary

Income from operations in 1994 was $275 million, an increase of $63 million over 1993 and $94 million above 1992. Significant selling price improvements in paper products fueled the earnings increase. Fourth quarter operating results soared as a strong overall economy combined with tightening supply to create a favorable market climate. These conditions have continued into 1995 and further price increases are expected. The Wood Products and Chemical segments' operating results in 1994 surpassed the prior year's record earnings levels. [Chart
Omitted: Income From Operations (millions of dollars)

                  1992     $181
                  1993     $212
                  1994     $275].

Interest Expense

Net interest expense was $109 million in 1994, a decrease of $16 million from 1993 and $27 million below 1992. The decrease in 1994 was almost entirely the result of a higher level of capitalized interest. The reduction in 1993 versus 1992 largely reflects the results of the company's program to refinance higher interest rate debt.

Other (Income) Expense-Net

Other (income) expense in 1994 was expense of $5 million compared to income of $13 million and $21 million in 1993 and 1992, respectively. The decrease in 1994 from the prior year is primarily the result of an $11.7 million charge on the withdrawal from the retail paper bag business and a lower level of gains from the sale of land.

Also in 1994, the company recorded a pre-tax gain of $34.7 million from the sale of a minority interest in Bush Boake Allen. This gain is presented as a separate line item, "Gain on Sale of Minority Interest" on the income statement.

The decline in other income in 1993 compared to 1992 reflects a $4.7 million loss from the sale of the school supplies business, lower levels of interest income and other non-operating items which more than offset a higher level of gains from the sale of land.

Income Taxes

The effective rate for 1994 was 36.6% compared to 50% in 1993 and 34.8% in 1992. The increased rate in 1993 reflects a $16 million charge to adjust the deferred tax reserve for an increase in the federal income tax rate.

Financial Position, Liquidity and Capital Resources

Internally generated cash flow has been and will remain a primary source of capital to fund the company's growth. Over the last three years, operations have generated $1.1 billion of cash flow. In 1994, operations provided $369 million of cash flow compared to $418 million in 1993. Higher net earnings and non-cash charges in 1994 were offset by increases in working capital items primarily accounts receivable.

The company's liquidity needs are driven primarily by its capital spending program and acquisition opportunities that may arise. While these needs will be met in a significant way by internally generated cash flow, the company has considerable additional debt capacity should supplemental financing be necessary. The ratio of long-term debt to total capital employed (the sum of long-term debt, deferred taxes and stockholders' equity) was 33.9% at year-end 1994 compared to 34.2% at the prior year-end. Stockholders' equity increased $20 million to $1.84 billion in 1994. Net working capital, the excess of current assets over current liabilities, was $67 million at year-end 1994, compared to $1 million at the end of 1993. [Chart Omitted: Cash Provided by Operations (millions of dollars)

                  1992     $268
                  1993     $418
                  1994     $369].

Cash provided by investment activities in 1994 includes $89 million received as a dividend from Bush Boake Allen (BBA) in connection with the sale to the public of approximately 6.1 million shares, 32%, of BBA stock.

Capital Expenditures

Capital spending totaled $325 million in 1994 compared with $310 million in 1993 and $220 million in 1992. [Chart Omitted: Capital Structure (millions of dollars)

                     1992          1993          1994

  Stockholders'     $1,882       $1,816         $1,836
    Equity

  Deferred Income   $  553       $  583         $  606
    Taxes

  Long-Term Debt    $1,290       $1,245         $1,252].


Included in 1994 capital spending is paper mill spending of $202 million including $90 million at the Franklin mill to complete the 300 ton-per-day deinked pulp facility and enhance five of the mill's six paper machines. This enables the mill to produce deinked pulp, increase production and introduce recycled content grades along with other distinctive higher value grades of printing and writing papers. Included also in paper mill spending is $37 million to largely complete a low-odor, energy efficient recovery boiler at the Savannah mill. This boiler, one of the world's largest, will replace two of the mill's three units.

Chemical sector spending, including Bush Boake Allen, totaled $25 million. Spending at domestic and international packaging plants was $29 million and investment at wood products facilities was $15 million.


($ in millions)                   1994          1993          1992
Plant and Equipment
        (excludes acquisitions):
Expansion &
        Cost Reduction            $172          $119          $ 56
Replacement & Other                110           165           134
Capitalized Interest                22             8            13
Timberlands (acquisition
        & regeneration)             21            18            17
Total                             $325          $310          $220

At year-end 1994, purchase commitments related to capital expenditures were approximately $24 million, and the spending backlog under approved projects was approximately $190 million. Capital spending in 1995 is expected to decrease to about $260 million which reflects a reduced level of new project approvals during the past two years. [Chart Omitted: Capital Expenditures (millions of dollars)

                  1992     $220
                  1993     $310
                  1994     $325].

Acquisitions and Dispositions

In March 1994, the company purchased Fleetwood Container & Display, Inc., a California-based graphic packaging and display company, at a cost of $6.5 million. In May 1994, the company's flavor and fragrance subsidiary, Bush Boake Allen Inc. sold a 32% minority interest to the public. The company recorded a $34.7 million pre-tax gain on the sale.

In September 1994, the company acquired a 30% interest in Zucamor S.A., Argentina's largest independent corrugated container manufacturer at a cost of $22 million and sold its Shelbyville, Kentucky plastic retail bag operations for approximately $10 million. The company recognized a $3.7 million pre-tax loss on this sale.

In January 1993, the company acquired a manufacturer of corrugated containers in Puerto Rico at a cost of $16 million and disposed of its School Supplies Division for approximately $32 million.

Dividends

Cash dividends paid in 1994 were $109.1 million. The annual dividend rate was $1.56 per share in 1994, 1993 and 1992. Stockholders' dividends were paid quarterly.

Environmental Matters

The company invested approximately $24.5 million in pollution control facilities in 1994. Over the past five years the investment was approximately $160 million or about 7% of the $2.3 billion of capital spending. This included environmental improvement elements of a large modernization and expansion program completed in 1991 as well as routine replacements of existing assets.

During 1994, the company recorded expenses of $5 million for study, testing and remediation in compliance with environmental regulations.

Regulations proposed by the Environmental Protection Agency in late 1993 and currently scheduled for promulgation in 1996 will require an estimated capital investment of $200-$300 million spread over several years in the late 1990's. At present, quantification of cost is quite speculative and subject to variation with respect to timing. Present indications are that the required investment can be managed so that annual spending levels will not materially detract from normal capital spending plans. The company also believes that since its situation, in relative terms, is similar to that of its competitors, compliance will not adversely affect its competitive position.

Accounting Matters

In the first quarter of 1994, the company adopted the provisions of SFAS No. 112, "Employers' Accounting for Postemployment Benefits". The implementation of this new statement results in a change in the company's method of accounting for certain disability, health care and life insurance benefits provided to former or inactive employees after employment but before retirement, from the "pay-as-you-go" to the accrual basis. The accumulated obligation as of January 1, 1994 was $6.0 million. This obligation, included within other long-term liabilities, was recorded in the first quarter of 1994 on a cumulative basis as a $3.7 million after-tax charge against income.

In the third quarter of 1993, the company increased its deferred tax liability by $16 million to reflect the 1% rate increase as required under the provisions of SFAS No. 109, "Accounting for Income Taxes".

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

Union Camp Corporation

Quarterly Information

                                                    Net Income (Loss) Before      ($ in thousands, except share and per share)
                                                    Extraordinary Item and
                                                      Accounting Changes                   Net                  Stock Price*
                                              Gross ------------------------    Net     Income   Dividends   ----------------
                                Net Sales    Profit     Amount   Per Share   Income  Per Share   Per Share     High       Low

1994      Fourth Quarter         $922,231  $265,801    $58,319       $0.83  $58,319      $0.83       $0.39   $50      $44 3/8
          Third Quarter           856,271   194,961     21,733        0.31   21,733       0.31        0.39    50 7/8   45
          Second Quarter          827,217   181,013     25,906        0.37   25,906       0.37        0.39    48 3/8   42 1/4
          First Quarter           790,106   164,451     11,268        0.16    7,552       0.11        0.39    50 3/4   43 7/8
1993      Fourth Quarter         $793,778  $181,121    $17,552       $0.25  $17,552      $0.25       $0.39   $48 1/2  $38 3/4
          Third Quarter           778,708   171,674      4,881        0.07    4,881       0.07        0.39    46 3/8   41 1/8
          Second Quarter          786,481   181,072     15,091        0.22   15,091       0.22        0.39    46 3/8   41 1/2
          First Quarter           761,454   169,755     12,519        0.18   12,519       0.18        0.39    49 1/8   41 1/8
1992      Fourth Quarter         $744,344  $166,561    $12,879       $0.19  $ 7,256      $0.11       $0.39   $48 1/4  $40 1/8
          Third Quarter           780,274   183,150     21,146        0.30   20,814       0.30        0.39    48 5/8   41 1/4
          Second Quarter          778,790   188,754     23,274        0.33   22,729       0.32        0.39    54       44 1/2
          First Quarter           760,950   127,059    (14,644)      (0.21)  25,434       0.37        0.39    55 1/8   49

Net income for 1994 includes a second quarter gain of $.30 per share on the sale of a minority interest in Bush Boake Allen. This gain was partially offset by a second quarter charge of $.16 per share to write down non-strategic assets, a third quarter charge of $.10 per share to reflect the withdrawal from the retail paper bag business and a first quarter charge of $.05 per share for the implementation of SFAS No. 112, "Employers' Accounting for Postemployment Benefits".

Fourth quarter 1993 net income includes a gain of $.06 per share from the sale of land. The fourth quarter of 1992 included a charge of $.08 per share relating to the loss on the early retirement of higher interest rate debt. Partially offsetting fourth quarter charges in 1992 was income of $.03 per share resulting from LIFO inventory reserve adjustments.

* The company's common stock is listed on the New York Stock Exchange and the Pacific Stock Exchange.

The number of stockholders of record at December 31, 1994 was 9,343.

Report of Independent Accountants

To the Stockholders and Board of Directors of Union Camp Corporation

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income and of cash flows present fairly, in all material respects, the financial position of Union Camp Corporation and its subsidiaries at December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As discussed in Notes 1, 10 and 12, respectively, to the financial statements, the Company changed its methods of accounting for postemployment benefits in 1994 and for income taxes and postretirement benefits other than pensions in 1992.

Price Waterhouse LLP
Morristown, New Jersey
February 7, 1995

Consolidated Income                                       Union Camp Corporation

                                                                                           ($ in thousands, except per share)

For The Years Ended December 31,                                                           1994           1993           1992

Net sales                                                                           $ 3,395,825    $ 3,120,421    $ 3,064,358
Costs and other charges:
        Costs of products sold                                                        2,524,844      2,360,298      2,290,717
        Selling and administrative expenses                                             329,087        305,616        298,534
        Depreciation and cost of company timber harvested                               253,436        242,883        237,531
        Other operating charges                                                          13,958           --           57,000
                Income from operations                                                  274,500        211,624        180,576
Interest expense                                                                        109,172        124,911        136,240
Gain on sale of minority interest                                                       (34,698)          --             --
Other (income) expense-net                                                                4,862        (13,425)       (21,074)
                Income before income taxes, minority interest, extraordinary item
                  and cumulative effect of accounting changes                           195,164        100,138         65,410
Income taxes                                                                             71,420         50,095         22,755
Minority interest, net of tax                                                             6,518           --             --
                Net income before extraordinary item and
                  cumulative effect of accounting changes                               117,226         50,043         42,655
Extraordinary item: loss on early retirement of debt, net of tax                           --             --           (7,228)
Cumulative effect of accounting changes, net of tax                                      (3,716)          --           40,806
                Net income                                                          $   113,510    $    50,043    $    76,233
Earnings per share:
                Net income before extraordinary item and
                  cumulative effect of accounting changes                           $      1.67    $      0.72    $      0.61
                Extraordinary item                                                         --             --            (0.10)
                Cumulative effect of accounting changes                                   (0.05)          --             0.59
                Net income per share                                                $      1.62    $      0.72    $      1.10

See the accompanying notes to consolidated financial statements.

Consolidated Balance Sheet                                Union Camp Corporation


                                                                             ($ in thousands)
December 31,                                                              1994           1993

Assets
Current Assets
Cash and cash equivalents                                          $    13,256    $    38,287
Receivables-Net                                                        469,584        389,549
Inventories                                                            413,809        442,518
Other                                                                   54,484         40,364
                                                                       951,133        910,718
Property
Plant and equipment, at cost                                         6,175,539      5,938,975
Less: accumulated depreciation                                       2,745,017      2,540,253
                                                                     3,430,522      3,398,722
Timberlands, less cost of company timber harvested                     254,458        247,368
                                                                     3,684,980      3,646,090
Other Assets                                                           140,465        128,225
                Total Assets                                       $ 4,776,578    $ 4,685,033

Liabilities and Stockholders' Equity
Current Liabilities
Current installments of long-term debt                             $    35,899    $    45,869
Notes payable                                                          373,384        426,229
Accounts payable                                                       246,050        219,663
Other accrued liabilities                                              190,879        179,380
Income and other taxes                                                  37,712         38,231
                                                                       883,924        909,372
Long-Term Debt                                                       1,252,249      1,244,907
Deferred Income Taxes                                                  605,643        583,155
Other Liabilities and Minority Interest                                198,441        131,751
Stockholders' Equity
Common stock-par value $1.00 per share                                  70,012         69,833
Capital in excess of par value                                          87,897         81,491
Other equity adjustments                                               (14,661)       (24,176)
Retained earnings                                                    1,693,073      1,688,700
Shares outstanding, 1994-70,011,944; 1993-69,833,130
                Stockholders' Equity-Net                             1,836,321      1,815,848
                Total Liabilities and Stockholders' Equity         $ 4,776,578    $ 4,685,033

See the accompanying notes to consolidated financial statements.

Consolidated Statement of Cash Flows                      Union Camp Corporation

                                                                                    ($ in thousands)
For The Years Ended December 31,                                      1994         1993         1992
Cash (Used For) Provided By Operations:
        Net income                                               $ 113,510    $  50,043    $  76,233
        Adjustments to reconcile net income to cash
        provided by operations:
                Depreciation, amortization and cost of company
                        timber harvested                           270,850      261,518      253,087
                Deferred income taxes                               27,268       33,838       62,278
                Gain on sale of minority interest                  (34,698)        --           --
                Asset write down and business disposal              25,676         --           --
                Other                                               13,190       (6,744)       2,305
        Changes in operational assets and liabilities:
                Receivables                                        (80,593)      42,083      (84,879)
                Inventories                                         15,880       (3,382)     (23,519)
                Other assets                                         5,175        7,264      (10,178)
                Accounts payable, taxes and other liabilities       12,244       33,800       (6,462)
                                Cash Provided by Operations        368,502      418,420      268,865
Cash (Used For) Provided By Investment Activities:
        Capital expenditures                                      (324,939)    (310,113)    (219,654)
        Payments for acquired businesses                           (25,006)     (11,855)     (11,862)
        Proceeds from sale of businesses-net                         8,239       34,451         --
        Proceeds from sale of assets                                19,114       27,612       15,727
        Proceeds from sale of minority interest                     88,983         --           --
        Other                                                       10,311       17,818        5,942
                                                                  (223,298)    (242,087)    (209,847)
Cash (Used For) Provided By Financing Activities:
        Proceeds from issuance of long-term debt                    61,725       21,278      294,630
        Repayments of long-term debt                               (65,574)    (117,588)    (267,126)
        Change in short-term notes payable                         (57,596)         310       30,237
        Dividends paid                                            (109,137)    (108,807)    (108,592)
                                                                  (170,582)    (204,807)     (50,851)
Effect of exchange rate changes on cash                                347         (922)      (1,414)
Increase (decrease) in cash and cash equivalents                   (25,031)     (29,396)       6,753
        Balance at beginning of year                                38,287       67,683       60,930
        Balance at end of year                                   $  13,256    $  38,287    $  67,683


See the accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements Union Camp Corporation
($ in thousands, except per share)

1. Significant Accounting Policies

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

Goodwill

The excess of the cost over the fair value of net assets of acquired businesses is recorded as goodwill and is amortized on a straight-line basis over a period not to exceed 20 years. The company reviews the goodwill recoverability period on a regular basis.

Research and Development Costs

Research and development costs are expensed as incurred. These expenditures totaled $49.2 million in 1994, $45.9 million in 1993 and $44.5 million in 1992.

Capitalized Interest

Interest is capitalized on major capital expenditures during the period of construction. Total interest costs incurred and amounts capitalized were:

                                           1994            1993            1992
Total interest                        $ 130,800       $ 133,117       $ 149,620
Interest capitalized                    (21,628)         (8,206)        (13,380)
Net interest expense                  $ 109,172       $ 124,911       $ 136,240

Pre-Start-Up Costs

The company defers pre-start-up costs for major expansion projects until such projects become operational. Following the completion of start-up, the deferred costs are amortized on a straight-line basis over a five year period.

Changes in Accounting Standards

Effective January 1, 1994, the company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 112, "Employers' Accounting for Postemployment Benefits", which requires companies to accrue for the cost of certain postemployment benefits including disability related, health care and life insurance benefits.

In adopting this standard, the company recorded a one-time cumulative charge of $6.0 million ($3.7 million after-tax) in the first quarter of 1994. The net periodic expense for 1994 was $1.3 million. The company previously expensed the cost of such benefits on a pay-as-you-go basis. In 1992, the company adopted the provisions of SFAS Nos. 109 and 106. (Refer to Notes 10 and 12)

Income Taxes

Deferred income taxes are recorded using enacted tax rates in effect for the year the differences are expected to reverse. Federal and state income taxes are not accrued on the cumulative undistributed earnings of foreign subsidiaries because the earnings have been reinvested in the businesses of those companies. As of December 31, 1994, the total of all such undistributed earnings amounted to $116.7 million. (See also Note 10)

Environmental Liabilities

Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Liabilities are recorded when remedial efforts are probable and the costs can be reasonably estimated. The timing of these accruals generally coincides with the completion of a feasibility study or the company's commitment to a formal plan of action.

Foreign Currency Translation

The assets and liabilities of the company's foreign subsidiaries and affiliates are translated into U.S. dollars at year-end exchange rates, while income and expense accounts are translated at average annual rates. The primary factor used to determine the functional currencies of the company's foreign subsidiaries is the local currency cash flows resulting from manufacturing, sales and financing activities. Gains and losses resulting from foreign currency translation are reflected in a separate component of Stockholders' Equity entitled Other Equity Adjustments. The effect of these cumulative adjustments was to reduce equity by $14.3 million at December 31, 1994 and $23.5 million at December 31, 1993.

Derivatives

The company hedges foreign currency transactions by entering into forward foreign exchange contracts.

Gains and losses associated with currency rate changes on forward contracts hedging foreign currency transactions are recorded to other income/expense as incurred. Gains and losses on interest rate swap agreements are charged or credited to interest expense over the life of the agreement. (See also Note 7)

Revenue Recognition

The company recognizes revenues upon the passage of title, which is generally at the time of shipment.

Income Per Share

Net income per share of common stock is based on the weighted average number of shares outstanding during the period.

Reclassifications

Certain amounts have been reclassified for 1992 and 1993 to conform with the 1994 presentation.

2. Other Operating Charges

In the second quarter of 1994, the company recorded a $14.0 million pre-tax charge to write down the carrying value of certain non-strategic assets.

In the first quarter of 1992, the company recorded a $57 million pre-tax charge to operating income relating to the establishment of a reserve for the estimated cost of enhancing workplace safety. This was substantially completed in 1994.

3. Gain on Sale of Minority Interest

In the second quarter of 1994, Union Camp's flavor and fragrance subsidiary, Bush Boake Allen Inc. (BBA) sold to the public approximately 6.1 million shares of BBA stock (approximately 32% of BBA's outstanding shares) at an offering price of $16.00 per share. Union Camp retains approximately 68% of the 19.215 million shares outstanding after the offering. As a result of this transaction, Union Camp recognized a $34.7 million pre-tax gain.

4. Other (Income) Expense-Net

Other (income) expense for 1994 includes an $11.7 million charge to withdraw from the retail paper bag business. Partially offsetting this charge was a $9.1 million gain attributable to the sale of land. The years 1993 and 1992 included gains of $18.0 million and $10.6 million, respectively, attributable to the sale of land.

5. Supplemental Balance Sheet Information

December 31,                                                1994            1993
Receivables
Trade                                                   $434,277        $365,504
Net refundable income taxes                                3,218           7,035
Other                                                     48,608          31,636
                                                         486,103         404,175
Less estimated doubtful accounts,
        discounts and allowances                          16,519          14,626
                Net                                     $469,584        $389,549


December 31,                                               1994             1993
Inventories
Finished goods                                         $197,086         $228,863
Raw materials                                            98,884           91,685
Supplies                                                117,839          121,970
                Total                                  $413,809         $442,518

At December 31, 1994 and 1993, finished goods and raw materials totaling $196.8 million and $221.8 million, respectively, were valued at LIFO cost. The excess of current cost over LIFO value was $78.9 million and $76.0 million in 1994 and 1993, respectively.


December  31,                                               1994            1993
Other  Current  Assets
Short-term timber leases                              $   14,154      $   20,305
Prepayments                                               19,414          15,905
Assets held for resale                                    20,916           4,154

               Total                                  $   54,484      $   40,364

Plant and Equipment, at cost
Land                                                  $   35,435      $   36,831
Buildings and
        improvements                                     535,242         512,895
Machinery and equipment                                5,380,959       5,158,902
Construction-in-progress                                 223,903         230,347
                Total                                 $6,175,539      $5,938,975

At December 31, 1994, property (principally machinery and equipment) having an original cost of approximately $383 million and a net book value of $182 million is pledged against lease obligations and notes payable to industrial development authorities (see Note 6) which have outstanding long-term balances totaling approximately $335 million.

December 31,                                              1994              1993
Other Assets
Deferred pre-start-up                                 $ 22,502          $ 29,108
Goodwill                                                21,796            22,223
Pension assets                                          26,807            24,713
Other intangibles                                       16,774            19,061
Investments in affiliates                               24,465             1,554
Other                                                   28,121            31,566
                Total                                 $140,465          $128,225

Short-Term Debt

Included in Notes Payable at December 31, 1994 and 1993 were $340 million and $386 million, respectively, of commercial paper borrowings. The weighted average interest rates on these borrowings for the years 1994 and 1993 were 4.4% and 3.5%, respectively.

The company has revolving credit facilities in numerous countries outside the United States which provide for aggregate availability of $86 million. At December 31, 1994 and 1993, approximately $42 million and $34 million, respectively, was outstanding and included in short-term borrowings. Commitment fees are either nominal or zero. Covenants, to the extent they exist, are presently being met and are expected to be met in the future.

December 31,                                             1994               1993
Other Accrued Liabilities
Payrolls                                             $ 61,557           $ 54,010
Interest                                               28,219             29,369
Special charge reserve                                  3,197             21,422
Other                                                  97,906             74,579
     Total                                           $190,879           $179,380

Other Liabilities and Minority Interest
Postretirement and
     postemployment benefits                         $111,845           $ 99,820
Minority interest                                      64,178              2,790
Minimum pension liability                               7,511             10,063
Deferred revenue                                        4,132              4,808
Other                                                  10,775             14,270
       Total                                         $198,441           $131,751

6. Long-Term Debt

December 31,                                                   1994         1993
Sinking fund debentures:
       8 5/8% due 1997 - 2016                            $   52,160   $  100,000
        10% due 2000 - 2019                                 100,000      100,000
       9 1/4% due 2002 - 2021                               125,000      125,000
Debentures 9 1/2% due 2002                                  100,000      100,000
Debentures 9 1/4% due 2011                                  125,000      125,000
Debentures 8 1/2% due 2022                                  100,000      100,000
Notes 7 3/8% due 1999                                        50,000       50,000
Medium-term notes due
        1996-2001; 6.7% to 9.54%;
        weighted average rate 9.03%                         206,000      230,000
Industrial Development Revenue
        Bonds; due 2001-2026; 5.2%
        to 8.0%; weighted average
        rate 5.95%                                           43,676       58,737
Pollution Control Revenue Bonds
        due 1996-2024; 4.3% to 7.45%;
        weighted average rate 6.52%                         291,125      241,945
Other notes due 1996-2004                                    13,288       14,225
Commercial Paper                                             46,000         --
                Total                                    $1,252,249   $1,244,907

The current portion of long-term debt at December 31, 1994 amounted to $35.9 million. Amounts payable in the years 1996 through 1999 are $45.5 million, $112.9 million, $60.5 million and $85.0 million, respectively.

At December 31, 1994, $46 million of commercial paper borrowings was classified as long-term debt, since the company has the ability and intent to renew these obligations through the year 2000. The effective interest rate on these borrowings was 8.07%, inclusive of the net effect of the interest rate swap. (See Note 7)

The company has revolving credit/term loan agreements which provide for unsecured borrowings up to $400 million in the United States. Any borrowings under these agreements would incur interest at the prevailing prime rate or other market rates. Nominal commitment fees are paid on the unused portion. No borrowings were made in 1994 under these agreements.

7. Financial Instruments

Fair Value of Financial Instruments

The carrying amounts of certain financial instruments: cash, short-term investments, trade receivables and payables approximate their fair values. The fair value of the company's long-term debt varies with market conditions and is estimated based on quoted market prices for similar financial instruments by obtaining quotes from brokers.

At December 31, 1994, the book value of long-term debt was $1.25 billion and the fair value was approximately $1.29 billion. The book value of all other financial instruments approximates their fair value.

Derivative Financial Instruments

The company uses derivative instruments exclusively to hedge the risk associated with underlying business transactions such as existing floating rate debt and existing foreign currency commitments. Derivatives are not used for trading or speculative purposes. The book value of these derivatives approximates their fair value.

At December 31, 1994, the company had outstanding foreign exchange contracts valued at $70.2 million. The purpose of these contracts is to neutralize foreign currency transaction risk generated by the company's firm foreign currency business commitments. The change in value of the contracts resulting from changes in the respective foreign currency rates versus the U.S. dollar is accrued monthly and credited or charged to foreign exchange gain or loss. Foreign currency commitment exposures are evaluated on an ongoing basis and foreign currency contracts are adjusted as required to offset the risk associated with the underlying transactions. Cash settlements are executed whenever the contracts are adjusted which occurs at least monthly. Currency contracts are limited to currencies with established forward markets and to counterparties, which have Moody's credit ratings of A1 or better.

At December 31, 1994, the company had an outstanding interest rate swap agreement the purpose of which is to convert $46 million of floating rate commercial paper to fixed rate debt. The swap agreement is based on a declining principal balance schedule which terminates in April, 2000. The differential between fixed and floating rate obligations is accrued as interest rates change and is charged or credited to interest expense over the life of the agreement. Cash settlements will be made quarterly commencing April 15, 1995. The counterparty has a Moody's credit rating of AA.

8. Stockholders' Equity

                                                                       Capital In                        Other
                                                             Common     Excess of      Retained         Equity
                                                              Stock     Par Value      Earnings    Adjustments
Balance, December 31, 1991                              $    69,461   $    68,919   $ 1,779,823    $    18,053
        Net Income                                             --            --          76,233           --
        Cash dividends ($1.56 per share)                       --            --        (108,592)          --
        Issuance of stock for options and award plans           203         6,989          --               83
        Foreign currency translation                           --            --            --          (29,294)
Balance, December 31, 1992                                   69,664        75,908     1,747,464        (11,158)
        Net Income                                             --            --          50,043           --
        Cash dividends ($1.56 per share)                       --            --        (108,807)          --
        Issuance of stock for options and award plans           169         5,583          --              758
        Foreign currency translation                           --            --            --          (13,776)
Balance, December 31, 1993                                   69,833        81,491     1,688,700        (24,176)
        Net Income                                             --            --         113,510           --
        Cash dividends ($1.56 per share)                       --            --        (109,137)          --
        Issuance of stock for options and award plans           179         6,406          --              253
        Foreign currency translation                           --            --            --            9,262
Balance, December 31, 1994                              $    70,012   $    87,897   $ 1,693,073    $   (14,661)

The authorized capital stock of the company at December 31, 1994, 1993 and 1992 consisted of 125,000,000 shares of common stock, $1.00 par value, and 1,000,000 shares of authorized but unissued preferred stock, $1.00 par value. Common stock repurchased is included in the authorized but unissued shares of the company.

9. Supplemental Cash Flow Information

Cash paid for income taxes was $32.4 million in 1994, $26.1 million in 1993, (offset by a $64.7 million tax refund), and $26.0 million in 1992. Cash paid for interest, net of amounts capitalized, was $110.3 million in 1994, $129.3 million in 1993 and $135.5 million in 1992.

The following table summarizes non-cash investing and financing activities related to the company's acquisitions in 1994, 1993 and 1992.

                                                1994          1993          1992
Fair value of assets
        acquired                             $32,788       $21,399       $19,405
Less: cash paid                               25,006        11,855        11,862
Liabilities incurred or
        assumed                              $ 7,782       $ 9,544       $ 7,543


10. Income Taxes

The provision for income taxes is comprised of the following:


                                              1994          1993            1992
Current:
        Federal                           $ 31,744      $ 14,180       $(37,213)
        State and local                      3,652        (3,639)        (7,953)
        Foreign                              8,756         5,716          5,643
                                            44,152        16,257        (39,523)
Deferred:
        Federal                           $ 22,005      $ 27,317       $ 51,845
        State                                1,827         3,944          6,807
        Foreign                              3,436         2,577          3,626
                                            27,268        33,838         62,278
                Total                     $ 71,420      $ 50,095       $ 22,755

In 1992, the company adopted the provisions of SFAS No. 109. Under the standard, deferred taxes represent liabilities to be paid or assets to be received in the future and tax rate changes would immediately affect those liabilities or assets. The implementation of this standard reduced the deferred tax liability by $99.3 million at January 1, 1992. This resulted in an increase in net income. In 1993 the federal corporate income tax rate was increased from 34% to 35%. Consequently, the deferred tax provision and the liability for deferred taxes were in-creased by $15.0 million for prior years and $1.0 million for 1993 to reflect the full amount of the rate change.

Under this method, the cumulative deferred tax liability at December 31, 1994 and 1993 was $605.6 million and $583.2 million, respectively. The significant components of these liabilities (assets) are as follows:

December 31,                                                1994           1993
Deferred federal taxes:
        Accelerated depreciation                       $ 657,732      $ 632,266
        Alternative minimum tax                         (104,404)       (94,253)
        Postretirement benefits                          (38,297)       (36,414)
        Other                                             14,904         10,900
                Total deferred federal taxes             529,935        512,499
Deferred state taxes                                      56,906         55,424
Deferred foreign taxes                                    18,802         15,232
                Total deferred taxes                   $ 605,643      $ 583,155

A detailed analysis of the effective tax rate is as follows:

                                           1994          1993          1992
Statutory federal tax rate.                35.0%         35.0%         34.0%
State taxes (net of
        federal tax impact)                 2.2           2.6           2.4
Foreign income taxes                       (0.8)         (1.2)          1.3
Rate change                                  --          15.0            --
Other                                       0.2          (1.4)         (2.9)
Effective rate                             36.6%         50.0%         34.8%

11. Employee Stock Option Plans

Under the stock option plans adopted in 1982 and 1989 (as amended), a maximum of 2,175,000 shares and 3,595,000 shares, respectively, of the company's common stock were made available for the granting of options and stock appreciation rights to officers and other key employees of the company and its subsidiaries at prices not less than 100% of fair market value at the dates of grant. Such options and stock appreciation rights generally become exercisable two years after the date of grant and expire ten years from that date. No further options may be granted under the 1982 plan. At the end of 1994, 530,121 shares were available for future grants under the 1989 plan. The number of options exercisable under both plans at year-end 1994 was 2,027,577.

Under the 1989 plan, 718,993 shares may be awarded as restricted stock to selected officers and other key employees of the company and its subsidiaries. Recipients of restricted stock are entitled to receive cash dividends and to vote their respective shares. Restrictions limit the sale or transfer of these shares during a specified period. At December 31, 1994, 101,942 common shares have been issued as restricted stock under this plan. Unearned compensation, equivalent to the market value of the restricted shares at date of grant, is included within Stockholders' Equity and is amortized to expense over the restriction period.

The following table summarizes activity in the company's stock option plans during 1994, 1993 and 1992. The options outstanding at December 31, 1994 having related stock appreciation rights attached totaled 1,090,556.

                                                 1994          1993          1992
Options outstanding
        beginning of year                   2,894,638     2,517,119     2,217,117
                Granted-$44.38 to
                        $52.38 per share      581,316       617,860       559,200
                Exercised-$14.75 to
                        $45.63 per share     (176,550)     (177,605)     (190,071)
                Cancelled-$14.75 to
                        $46.06 per share      (86,151)      (62,736)      (69,127)
Options outstanding
        end of year                         3,213,253     2,894,638     2,517,119

12. Postretirement Benefits

The company has a contributory postretirement health care plan covering primarily its U.S. salaried employees. Employees become eligible for these benefits when they meet minimum age and service requirements. The company funds its plan on a "pay-as-you-go" basis, in an amount equal to the retirees' medical claims paid.

Effective January 1, 1992, the company adopted the provisions of SFAS No. 106. The implementation of this standard resulted in a change in the company's method of accounting for postretirement health care benefits from the "pay-as-you-go" to the accrual basis. In adopting this standard, the company recorded an accumulated postretirement benefit obligation (APBO) of $93.6 million as a cumulative charge against income.

The components of the APBO as of December 31, 1994 and 1993 are as follows:

                                                          1994             1993
Retirees                                             $  63,202        $  66,715
Fully eligible active
        plan participants                                9,630           14,579
Other active plan participants                          29,426           27,465
                                                       102,258          108,759
Unrecognized net gain (loss)                             6,851           (4,584)
Accrued postretirement
        benefit obligation                           $ 109,109        $ 104,175

The components of the postretirement benefit expense for the years 1994, 1993 and 1992 are as follows:

                                                        1994      1993      1992
Service cost-benefits
        earned during period                         $ 3,980   $ 3,344   $ 2,744
Interest cost on accumulated
        benefit obligation                             7,818     7,369     7,278
Postretirement benefit
        expense                                      $11,798   $10,713   $10,022

The discount rates used to determine the accumulated postretirement benefit obligation at December 31, 1994 and 1993 were 8.5% and 7.25%, respectively. The discount rates used to determine the annual postretirement benefit expense were 7.25% for 1994 and 8% for both 1993 and 1992.

For measurement purposes, an 11% increase in the medical cost trend rate was assumed for 1994. This rate decreases incrementally to 5.5% after ten years and will remain at that level thereafter. It is estimated that a 1% increase in the medical cost trend rate would increase the accumulated postretirement benefit obligation as of December 31, 1994 by $12.0 million and the postretirement benefit expense for 1994 by $1.7 million.

13. Pension Plans

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

Pension costs were $14.5 million, $14.6 million and $9.7 million for the years 1994, 1993 and 1992, respectively. The following tables set forth the funded status of all pension plans for 1994 and 1993 and the components of pension expense of all pension plans in 1994, 1993 and 1992:

December 31,                                                    1994                                        1993
                                                    Domestic Plans                              Domestic Plans
                                               Assets in     Accumulated       Foreign      Assets in    Accumulated        Foreign
                                               excess of     benefits in         Plans      excess of    benefits in          Plans
                                             accumulated       excess of                  accumulated      excess of
                                                benefits          assets                     benefits         assets

Actuarial present value of:
        Vested benefit obligation              $ 371,028      $ 193,027      $  84,482      $ 377,840      $ 214,944      $  88,117
        Accumulated benefit obligation           385,892        203,857         85,400        392,658        227,762         89,049
        Projected benefit obligation             438,914        206,555        115,405        480,549        228,657        117,903
Plan assets at fair value                        429,140        170,861        122,785        451,161        198,557        127,592
Projected benefit obligation in
        excess of (less than) plan assets          9,774         35,694         (7,380)        29,388         30,100         (9,689)
Unrecognized net gain (loss)                     (11,872)        20,854        (15,193)       (36,696)        18,914         (8,971)
Unrecognized prior service cost                    2,655        (20,462)          (142)          (112)       (16,751)           (21)
Unrecognized transition asset (obligation)          (302)       (10,600)         3,382           (382)       (13,121)         4,123
Adjustment to recognize minimum liability           --            7,511           --             --           10,063           --
Pension liability (asset) recorded on
        Balance Sheet                          $     255      $  32,997      $ (19,333)     $  (7,802)     $  29,205      $ (14,558)


At December 31, 1994 and 1993, the discount rates used to determine the pension benefit obligation were 8.5% and 7.25% for the U.S. plans and 9.0% and 7.5% for the foreign plans, respectively.

The pension expense for these plans included the following components:

                                             1994           1993           1992
Service cost-benefits earned
        during the period               $  24,869      $  20,936      $  20,510
Interest cost on projected
        benefit obligations                59,889         56,133         53,927
Actual return on assets                    17,694       (120,589)       (60,884)
Net amortization
        and deferral                      (87,956)        58,075         (3,868)
Total pension expense                   $  14,496      $  14,555      $   9,685

The discount rates used to establish annual domestic pension expense were 7.25% for 1994 and 8.0% for the years 1993 and 1992. The salary progression rate for domestic plans was 5.5% for each year. The expected long-term rate of return on domestic plan assets was 9.5% for each year.

For the foreign plans, the discount rates used to establish annual pension expense were 7.5%, 9.5%, and 10%, for 1994, 1993 and 1992, respectively. The salary progression rates were 5.5% for 1994, 7.5% for 1993 and 7% for 1992. The expected long-term rate of return on plan assets was 11.5% for each year.

In 1994 the company withdrew from the retail bag business. As a result, the company recorded a plan curtailment charge of $1.0 million and special termination benefits of $1.8 million.

14. Commitments and Contingent Liabilities

The company is involved in various legal proceedings and environmental actions. Based upon the company's evaluation of the information presently available, management believes that the ultimate resolution of any such proceedings and environmental actions will not have a material adverse effect on the company's financial position, liquidity or results of operations.

The company has guaranteed repayment of a term loan up to $15 million (with a remaining term of four years) made by a financial institution to an unrelated entity. The guarantee is secured by the borrower's assets and stock.

15. Segment Information

Operating results and other financial data are presented for the principal business segments of the company for the years ended December 31, 1994, 1993 and 1992.

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

Identifiable assets by business segment are those assets used in company operations in each segment. Corporate assets are principally cash, intangible assets, deferred charges and assets held for resale. The company's real estate operations, Branigar, have been included within corporate items. Capital expenditures are reported exclusive of acquisitions.

Total revenue and operating profit from the company's foreign subsidiaries were $417 million and $44 million in 1994, $372 million and $31 million in 1993, and $371 million and $26 million in 1992. No geographic area outside the United States was material relative to consolidated revenues, operating profits or identifiable assets.

Export sales from the United States were $247 million in 1994, $209 million in 1993 and $249 million in 1992.

                                         Paper and      Packaging              Wood                     Corporate
                                        Paperboard       Products          Products       Chemical          Items       Consolidated

1994
Sales to Customers                      $1,123,530     $1,372,084        $  292,254     $  575,770     $   32,187         $3,395,825
Intersegment Sales                         697,959          7,367               135            153       (705,614)*             --
Total Revenue                            1,821,489      1,379,451           292,389        575,923       (673,427)         3,395,825
Operating Profit                           182,234          9,335***         78,520         67,182        (62,771)**         274,500
Identifiable Assets                      3,385,220        669,039           105,743        437,740        178,836          4,776,578
Depreciation & Cost of
        Company Timber Harvested           185,855         35,541            10,997         17,130          3,913            253,436
Capital Expenditures                       247,781         29,545            14,627         27,013          5,973            324,939

1993
Sales to Customers                      $1,057,100     $1,251,875        $  261,569     $  517,090     $   32,787         $3,120,421
Intersegment Sales                         594,126          6,513                24          1,647       (602,310)*             --
Total Revenue                            1,651,226      1,258,388           261,593        518,737       (569,523)         3,120,421
Operating Profit                           101,482         29,483            69,080         48,931        (37,352)**         211,624
Identifiable Assets                      3,320,737        668,069            97,492        389,208        209,527          4,685,033
Depreciation & Cost of
        Company Timber Harvested           175,470         35,514            10,708         16,535          4,656            242,883
Capital Expenditures                       228,859         32,948             7,392         38,813          2,101            310,113

1992
Sales to Customers                      $1,097,316     $1,235,258        $  206,826     $  499,188     $   25,770         $3,064,358
Intersegment Sales                         617,547          5,392                80            709       (623,728)*             --
Total Revenue                            1,714,863      1,240,650           206,906        499,897       (597,958)         3,064,358
Operating Profit                           192,816         37,078            26,330         29,446       (105,094)**         180,576
Identifiable Assets                      3,311,033        663,457            95,364        349,091        326,252          4,745,197
Depreciation & Cost of
        Company Timber Harvested           166,718         35,220            10,953         21,778          2,862            237,531
Capital Expenditures                       151,241         33,153             2,774         29,702          2,784            219,654

*Elimination of Intersegment Sales.

**Includes intersegment eliminations and unallocated corporate, technology and engineering expenses of $50,725 in 1994, $48,071 in 1993, and $49,233 in 1992.
1992 also includes a $57.0 million charge for estimated costs to enhance workplace safety.

***Includes a charge of $13,958 relating to the write down of non-strategic assets.

Historical Data (1994-1984) Union Camp Corporation



                                                             1994               1993               1992               1991
                                                             ----               ----               ----               ----
Operating Results
        Net Sales ................................   $  3,395,825       $  3,120,421       $  3,064,358       $  2,967,138
        Costs and Other Charges ..................      3,121,325          2,908,797          2,883,782          2,692,148
                                                      -----------       ------------       ------------       ------------
                Income From Operations ...........        274,500            211,624            180,576            274,990
                                                      -----------       ------------       ------------       ------------
        Interest Expense .........................        109,172            124,911            136,240             81,750
        Other (Income)-Net .......................        (29,836)*          (13,425)           (21,074)           (11,748)
                                                      -----------       ------------       ------------       ------------
                Income Before Income Taxes, Minority
                        Interest, Extraordinary Item, and
                        Accounting Changes .......        195,164            100,138             65,410            204,988
        Income Taxes .............................         71,420             50,095             22,755             76,978
        Minority Interest, net of tax ............         (6,518)              -                 -                 -
        Extraordinary Item, net of tax ...........           -                  -                (7,228)            (3,220)
        Effect of Accounting Changes, net of tax .         (3,716)              -                40,806               -
                                                      -----------       ------------       ------------       ------------
                Net Income .......................        113,510             50,043             76,233            124,790
                                                      -----------       ------------       ------------       ------------
Per Common Share
        Net Income ...............................           1.62               0.72               1.10               1.80
        Dividends ................................           1.56               1.56               1.56               1.56
        Stockholders' Equity .....................          26.23              26.00              27.01              27.88
                                                      -----------       ------------       ------------       ------------
Financial Position
        Current Assets ...........................        951,133            910,718          1,016,117            909,990
        Current Liabilities ......................        883,924            909,372            892,115            764,916
                                                      -----------       ------------       ------------       ------------
        Working Capital ..........................         67,209              1,346            124,002            145,074
        Total Assets .............................      4,776,578          4,685,033          4,745,197          4,697,714
                                                      -----------       ------------       ------------       ------------
        Long-Term Debt ...........................      1,252,249          1,244,907          1,289,706          1,348,157
        Deferred Income Taxes ....................        605,643            583,155            553,871            627,120
        Stockholders' Equity .....................      1,836,321          1,815,848          1,881,878          1,936,256
                                                      -----------       ------------       ------------       ------------
        Percent of Long-Term Debt to Total Capital           33.9%              34.2%              34.6%              34.5%
                                                      -----------       ------------       ------------       ------------
Additional Data
        Cash Provided by Operations ..............        368,502            418,420            268,865            375,041
        Capital Expenditures (excluding acquisitions)     324,939            310,113            219,654            482,638
        Depreciation & Cost of
                Company Timber Harvested .........        253,436            242,883            237,531            209,120
        Tons Sold-Paper & Paperboard Products ....      3,452,604          3,291,255          3,242,511          3,004,980
        Average Shares of Common Stock Outstanding     69,954,082         69,740,458         69,604,174         69,270,992
                                                      -----------       ------------       ------------       ------------


Note: Certain amounts have been reclassified to conform with the 1994 presentation.

* Includes $34.7 million pre-tax gain on sale of minority interest in Bush Boake Allen.


                                                                                       ($ in thousands, except per share)
        1990               1989              1988               1987                 1986              1985              1984
        ----               ----              ----               ----                 ----              ----              ----
$  2,839,704       $  2,761,337       $  2,660,918       $  2,361,684       $  2,092,247       $  1,865,871       $  1,973,781
   2,469,017          2,266,561          2,167,264          1,979,788          1,844,957          1,697,109          1,689,252
------------       ------------       ------------       ------------       ------------       ------------       ------------
     370,687            494,776            493,654            381,896            247,290            168,762            284,529
------------       ------------       ------------       ------------       ------------       ------------       ------------
      31,228             47,800             50,527             61,294             59,702             63,771             27,583
     (26,559)           (22,302)           (24,882)           (22,272)           (18,756)           (17,701)           (18,355)
------------       ------------       ------------       ------------       ------------       ------------       ------------

     366,018            469,278            468,009            342,874            206,344            122,692            275,301
     136,427            169,878            172,863            135,391             76,410             27,600             93,850
           -                  -                  -                  -                  -                  -                  -
           -                  -                  -                  -                  -                  -                  -
           -                  -                  -                  -                  -                  -                  -
------------       ------------       ------------       ------------       ------------       ------------       ------------
     229,591            299,400            295,146            207,483            129,934             95,092            181,451
------------       ------------       ------------       ------------       ------------       ------------       ------------

        3.35               4.35               4.25               2.83               1.77               1.30               2.48
        1.54               1.42               1.22               1.14               1.09               1.09               1.09
       27.60              25.47              22.66              20.24              18.62              17.92              17.63
------------       ------------       ------------       ------------       ------------       ------------       ------------

     859,532            721,195            769,323            753,683            626,481            514,534            493,128
     642,776            366,962            326,079            295,618            275,665            344,996            295,757
------------       ------------       ------------       ------------       ------------       ------------       ------------
     216,756            354,233            443,244            458,065            350,816            169,538            197,371
   4,403,354          3,413,862          3,094,414          2,919,115          2,776,602          2,660,609          2,566,880
------------       ------------       ------------       ------------       ------------       ------------       ------------
   1,221,597            690,149            627,928            632,706            651,539            592,464            608,180
     589,477            581,835            581,080            538,774            478,829            408,057            371,562
   1,910,643          1,754,524          1,559,327          1,452,017          1,370,569          1,315,092          1,291,381
------------       ------------       ------------       ------------       ------------       ------------       ------------
        32.8%              22.8%              22.7%              24.1%              26.1%              25.6%              26.8%
------------       ------------       ------------       ------------       ------------       ------------       ------------
     386,036            526,685            518,978            447,261            336,661            279,184            354,261
     934,452            556,268            358,671            188,587            212,789            238,958            312,416

     217,416            204,572            190,611            180,015            168,457            152,064            125,909
   2,835,549          2,726,105          2,733,205          2,675,541          2,656,920          2,328,558          2,421,459
  68,550,315         68,836,229         69,433,734         73,391,106         73,533,126         73,328,341         73,210,921
------------       ------------       ------------       ------------       ------------       ------------       ------------