Form 10-K405, Exhibit 13
period 1995-12-31
UNION CAMP CORP
filed 1996-03-28
CIK 100783

INVESTING IN BUSINESS PROFITABILITY In the past six years, we invested more than $2 billion to grow our businesses and strengthen cost-effectiveness across our business groups. This includes 30% more capacity in our kraft and fine paper mills, expansion of converting and chemical plants and cost-reduction investments.

        At our Franklin mill, which produces business, printing and writing papers, we completed the first year of operation of our $85 million fiber recycling facility. The new plant gives us an additional 100 thousand tons of capacity a year. The plant uses water recycled from the paper mill, resulting in no net increase in water usage. Our aim is to use this recycled fiber to produce our own printing and writing paper. This state-of-the art facility allows us to efficiently expand our leadership in recycled-content product and meet a growing market opportunity.

        In addition, Fine Paper benefited from a $63 million machine rebuild program at the Franklin mill. First grade production in the division increased by 6% over 1994. This increased production enabled us to use the new recycled fiber without backing down existing pulp capacity.

        Money was also put to effective use in 1995 with the completion of a $160 million black liquor recovery boiler system at our Savannah kraft mill. This state-of-the-art boiler, which replaces two older ones, is approximately 30 percent more energy-efficient than the previous system and provides a 95% reduction in sulphur emissions.

        In another timely investment, we began construction of a corrugated container facility in Hanford, California, to serve West coast markets. When operational in 1996, the plant will produce heavy-duty corrugated containers for agricultural products, such as frozen produce and fresh fruit, and industrial goods such as plastic resins. It's another major step in preserving our leadership in U.S. bulk packaging.

ACQUISITIONS In early January 1996, we acquired the assets of O'Grady Containers, Inc., in Fort Worth, Texas. This sheet plant will expand our geographic ability to serve customers in another growing market -- high-quality graphics and point-of-purchase displays.

        We also acquired a 16-thousand annual ton corrugated container plant near Madrid, Spain. The plant, located in the heart of Spain's industrial region, will provide a better balance to our industrial/agricultural mix in a country where we have operated for more than 28 years.


        In Turkey, we plan to sign an agreement to create a joint venture company with KAV Orman Sanayii A. S. The company, Turkey's fourth largest producer of corrugated containers, serves a fast-growing market. Our planned joint venture partner is a subsidiary of the $12.8 billion KOC Holding Company. The joint venture would be competing in a market that is rapidly transforming from an agricultural base to a diversified economy, a development which is creating increased demand for containers. Looking ahead, we will continue to pursue acquisitions that complement our core strengths, both in the U.S. and overseas.

FINE PAPER



The Fine Paper Division produces uncoated white paper, market pulp and coated and uncoated bleached paperboard. The core business is uncoated free sheet used for business communications and direct mail. Another key product is high-quality coated and uncoated paperboard for greeting cards, book covers and similar applications. The Division also produces 100,000 tons of market pulp for sale in U.S. and world markets. We're a major supplier to converters for computer paper and direct mail, and are among the world's largest producers of envelope paper. Business and printing papers are sold mainly through distributors, and the Division is expanding through retail channels to reach the small and home office market.


CORE STRENGTHS Two mills in Franklin, Virginia and Eastover, South Carolina make up one of the industry's most efficient manufacturing operations. Eight machines provide flexibility to position the business in the highest-opportunity markets. The Eastover mill is one of the most modern and technologically advanced printing and writing paper mills in the world. The Division is among the lowest-cost producers of uncoated free sheet, and is building on its established lines with a growing position in recycled-content business and communications papers.


In 1995 Fine Paper turned in record earnings performance. Production reached all time highs and new product sales advanced sharply. A 100 thousand-ton per year fiber recycling plant was started up at Franklin. The Division launched a national television advertising campaign to support Great White Recycled Content Business Paper's push into the small office/home office market.

Fine Paper not only achieved record production in 1995, but also managed to keep product quality at superior levels. At least four major customers honored the group with prestigious awards in 1995, including Communicolor, which granted Union Camp its Five Star Supplier Award. This performance, achieved while the division was running at full capacity, reflects our commitment to provide the best products and service in the industry.


STRATEGIES The Fine Paper Division is expanding its capability to reach two fast-growing market segments -- the small office/home office and the corporate information center. Our increased focus on these segments is part of a broader commitment to strengthen our marketing initiatives across the fine paper industry. It's leveraging the low-cost advantage of the Eastover mill and enhancing customer value with new products made in Franklin. The Division remains a leading supplier to converters of envelopes, forms and specialty products and also success-fully targets the commercial printing business. In all these segments, special emphasis is given to direct marketing applications, a particular strength for the company. The Division is also expanding into international markets.


PACKAGING GROUP

The Packaging Group, Union Camp's largest operating unit, is among the country's leading integrated manufacturers of linerboard, kraft paper and packaging, and is a significant linerboard exporter. It's a major manufacturer of corrugated containers, folding cartons, heavy duty shipping sacks and other packaging. Its five divisions are:


  Kraft Paper and Board Produces nearly 2 million tons a year of linerboard, kraft paper and saturating kraft from two mills; two thirds is converted by Union Camp, one third is sold in domestic and export markets.

  Container Division The largest Pack-aging Group converting operation is a producer of corrugated containers and solid fiber shipping containers and slipsheets used in a wide range of packaging.

  Flexible Packaging Produces industrial and consumer bags made of paper or film and produces other non-rigid packaging.

  Folding Carton Manufactures high value-added consumer packaging for cosmetics, toiletries, pharmaceuticals and food products.

  International Packaging Operates or has an interest in corrugated container plants in Ireland, Spain, Chile, Argentina and Puerto Rico.

CORE STRENGTHS The Group's two kraft mills in Savannah, Georgia and Prattville, Alabama are among the largest in the world and are located in the wood-rich Southeast. More than 40 converting operations effectively serve selected high-growth markets. A growing international business serves Europe, the Middle East and Latin America.

In 1995 The Packaging Group reported record results for the year. The group completed a realignment that enables the divisions to focus their collective strengths on the most attractive opportunities. In what may be an industry first, both Kraft mills and all container operations are now ISO 9000 certified. Construction began on a heavy-duty corrugated container facility in Hanford, California. In January 1996, the Group acquired O'Grady Containers, a high graphics sheet plant in Fort Worth, Texas. Two retail bag operations and one coating and labeling operation were closed or sold, as Flexible Packaging reorganized to better serve selected markets. Inter-national expansion included a new business development office in Hong Kong, a planned joint venture in Turkey and the acquisition of a container plant in Spain.

CHEMICAL GROUP

The Chemical Products Division converts chemicals from the pulping process into a variety of products -- tall oil, fatty acids, rosin acid, dimer acid, rosin-based ink resins and adhesive tackifiers and polyamid adhesives. Key markets are adhesives, inks, coatings, lubricants, soaps and personal care products.

CORE STRENGTHS With three plants in the U.S. and two in the United Kingdom, the Division is well positioned for international growth. The Division has leading technological strengths in inks, coatings and adhesive resins, and solid experience in its core markets. A special strength: hot melt and water based adhesives, which have environmental benefits and are used in a wide range of applications.

IN 1995 The Division produced record sales and earnings. Offices were opened in Hong Kong and Mexico City. It was a big year for capacity improvement, with major investments in the U.S. and U.K. to better serve customers for dimer, polyamide and rosin resin capacity. The Division increased dimer capacity by 10%, polyamide by 30% and rosin resin 15% on a global basis. It also developed a range of new products -- improved ink resins; new polyamid adhesives, inks and coatings and better rosin resins for the adhesive industry.


STRATEGIES The Division is expanding from its U.S. and European base to markets in South America and Asia. Growth is also coming from continuous new product development, including new types of raw materials beyond wood by-products, which help to soften cyclical impacts.

BUSH BOAKE ALLEN, INC. Bush Boake Allen, a subsidiary of Union Camp, operates as a free standing corporation. BBA is one of the world's leading compounders of flavors and fragrances and producers of aroma chemicals. Flavors and fragrances are produced around the world, while aroma chemicals are produced in the U.K. and U.S.

CORE STRENGTHS BBA has a strong international position and balanced sales across major geographic and economic markets. The company has expanded to Bulgaria, China, Ireland, Mexico, Pakistan, Poland, Russia and the United Arab Emirates and now has a presence in 40 countries. A key advantage in world markets is leading technologies in fragrances and flavor compounding and our historic strength in high-end seasonings that separate us from commodity markets.

IN 1995 It was BBA's fourth consecutive year of record results. BBA began construction of a compounding plant near Guangzhou, China, and opened offices in Brazil and Switzerland.

FOREST RESOURCES GROUP

The Forest Resources Group has the responsibility to create long-term maximum value from the Company's core resource -- more than 1.5 million acres of woodlands in Alabama, Florida, Georgia, North Carolina, South Carolina and Virginia.


  The Group has three Divisions: Woodlands, which is responsible for supplying our paper and wood products mills with high-quality, low-cost fiber; Wood Products, which produces southern pine lumber, plywood and particleboard panels for industrial and home improvement markets; and The Branigar Organization, which develops land for residential, recreational and commercial use in selected Southeastern markets.

CORE STRENGTHS Union Camp's advanced forestry techniques have made its woodlands among the most productive in the nation. We are fully committed to the industry's Sustainable Forestry Initiative-- a broad statement of management principles designed to guide the practice of environmental stewardship. Nine modern facilities in four states can produce approximately 500 million board feet of lumber, 240 million square feet of plywood and 120 million square feet of particleboard a year. These operations are among the most modern and productive in the industry. The Branigar Organization has an 80 year history, and brings solid land development experience to the Group. Two of Branigar's leading residential properties are The Landings at Skidaway Island near Savannah, Georgia and Champion Hills near Hendersonville, North Carolina.


IN 1995 The Woodlands Division completed its realignment, adopting a matrix organization well-suited to serving customers across the company. Woodlands also made plans to acquire 100,000 woodland acres close to Eastover to ensure a secure source of fiber for that mill. The Division also increased its goals for its forestry program -- targeting twice the growth from its lands in 40% less time. A major reorganization of the Folkston, Georgia, lumber mill will be completed in 1996 at a cost of about $20 million. Output will be increased by 31% and yield by 14%. The Branigar Organization took on greater responsibility for the management and planning of the company's high-value land in Georgia and South Carolina and is becoming more active in commercial development.


Strategies The Woodlands Division will continue to develop and practice advanced forestry techniques in improving the yield from Union Camp lands. The Division will also consider other low cost sources of fiber -- including potential sources outside the United States. The Wood Products Division will focus on improving the productivity and efficiency of its manufacturing operations, while looking outside current businesses for opportunities to develop new markets. The Branigar Organization will continue to put more focus on gaining maximum value from a broader portfolio of Union Camp properties through development, management or sale.

                                FINANCIAL REVIEW



RESULTS OF OPERATIONS Record operating results highlighted the year 1995 with three of the company's four business segments achieving new earnings highs. Consolidated net income in 1995 was $451 million or $6.45 per share, four times the $1.62 per share earned in 1994.

  After several years of eroding prices and sluggish demand, paper product earnings began to recover in late 1994 and accelerated sharply in early 1995. Strong demand in domestic and export paper products markets raised prices to record high levels by mid-year 1995. These prices, coupled with production gains in the company's mill operations, were the primary factors in the 1995 earnings performance; however, as the year ended demand and prices declined. Total sales in 1995 were $4.2 billion, an increase of 24% over 1994 and 35% better than 1993.

  Income from operations in 1995 was $830 million, an increase of $556 million over 1994 and $618 million above 1993. The operating profit margin was 20% in 1995 compared with 8% and 7% in 1994 and 1993, respectively.

[GRAPH GOES HERE]

[Chart Omitted:
Income From Operations
(millions of dollars)
1993     $212
1994     $275
1995     $830].

  The 1994 earnings included a gain of $.30 per share on the sale of a minority interest in the company's Bush Boake Allen flavor and fragrance business; offsetting this gain were non-recurring charges of $.31 per share, most notably $.26 per share relating to the write down of assets and disposal of a business. The earnings improvement in 1994 over 1993 reflected the beginning of a strong cyclical upturn in paper products driven by global economic expansion and tight supplies. These conditions remained in place through almost all of 1995.

  Earnings in 1993 were $.72 per share reflecting slow growth in U.S. markets and excess paper industry capacity compounded by economic weakness overseas. Earnings included a charge of $.23 per share to reflect the increase in the corporate income tax rate and a $.04 per share loss from the sale of the school supplies business offset partially by a gain of $.17 per share from the sale of land.

  Operating results and other financial information for the company's principal business segments are presented on page 38. A discussion of these segments follows.

[GRAPH GOES HERE]

[Chart Omitted:
Paper and Paperboard
Operating Profit
(millions of dollars)
1993     $101
1994     $182
1995     $737].

PAPER AND PAPERBOARD The principal operations in this segment are the two kraft paper and linerboard mills, the two bleached paper and board mills and the timberlands which support the mills and wood products operations. Strong increases in selling prices for the company's major paper products and production gains at the kraft paper and board mills lifted segment earnings to a record level. Operating profit in 1995 was $737 million, compared with $182 million in 1994 and $101 million in 1993. Segment sales were $2.6 billion, up 40% over 1994 and 55% above 1993.

Kraft Paper & Board: Favorable worldwide market trends in place since early 1994 continued to provide linerboard operations with earnings growth for most of 1995. Operating profit for the Kraft Paper and Board Division in 1995 increased over three-fold from the prior year. Average prices for domestic and export linerboard were up 45% and 67%, respectively, and linerboard shipments were 8% above 1994. During the second half of 1995, demand slowed as customers worked down inventories built earlier in 1995. In response, the company took 130,000 tons of downtime. Linerboard selling prices weakened as the fourth quarter progressed.

  Direct manufacturing costs per ton increased 9% in 1995. These increases were primarily attributable to higher wood and waste fiber costs. Fixed costs excluding depreciation increased 5% in 1995.

  Operating profit in 1994 increased six-fold over 1993, due almost entirely to higher linerboard prices. At the end of 1994, domestic linerboard selling prices were up 40% from the prior year-end. Price gains in export markets were even higher. Company linerboard shipments in 1994 were 8% below the prior year primarily as a result of an unplanned paper machine outage at the Savannah, Georgia mill.

Bleached Paper and Board: Operating profit in 1995 increased sharply over the prior year. The extremely favorable conditions which existed in uncoated free sheet markets during the latter half of 1994, namely, high order backlogs, leveling off of imports, and declining inventories, continued through much of 1995. Expanded demand supported price increases which raised selling prices $200 per ton, matching a similar increase in the last six months of 1994; however, prices weakened in the fourth quarter as paper distributors adjusted their inventory levels downward. In response, the company took 40,000 tons of downtime in the fourth quarter. Total shipments of white paper products in 1995 were level with 1994.

  Direct manufacturing costs per ton increased 8% in 1995, largely the result of higher recycled waste fiber costs which more than doubled from the prior year. Depreciation expense was up 8% over 1994 and selling expenses were up year-to-year.

  In 1994, the year began with severe pricing pressure in the white paper markets; however, demand strengthened rapidly at the end of the second quarter and prices began a steady rise. Total shipments of white paper products in 1994 increased 4%, mostly the result of uncoated free sheet volume which was up 6%. These improvements were not enough to keep operating profit from declining 14% below 1993.

[GRAPH GOES HERE]

[Chart Omitted:
Packaging Operating Profit
(millions of dollars)
1993     $29
1994     $26
1995     $52].

PACKAGING The Packaging segment includes the corrugated container, flexible packaging, and folding carton businesses. Packaging products are produced at 41 locations in the U.S. and 6 locations overseas. Demand for these products was very strong in 1995. Customer sales were $1.5 billion, up 11% over 1994 and 22% above 1993. Operating profit was a record $52 million in 1995 compared to $26 million in 1994 before the inclusion of special items including a charge of $14 million to write down certain non-strategic assets. Operating profit was $29 million in 1993.

  The Container Division is the largest unit in this segment operating 27 plants in the domestic market with sales of almost $900 million in 1995. Primary products are corrugated containers and solid fiber containers. The division achieved record sales and earnings in 1995. This was almost entirely the result of selling prices, which averaged $200 per ton above the prior year. These price increases allowed the division to build its margin and more than offset the increasing cost of raw material linerboard consumed. Towards the end of the fourth quarter, demand began to ease; however, volume for the year 1995 was unchanged from 1994.


  The company's Flexible Packaging Division is the next largest operating unit in this segment. It produces a broad variety of industrial and consumer bags, polyethylene film and other non-rigid packaging at 11 plants in the U.S. Operating profit improved significantly in 1995, primarily the result of overall cost reductions realized from the closures of the company's retail paper bag operations in 1994. Customer sales from continuing operations were up 12% over 1994 largely attributable to strong demand in the consumer packaging markets. Prices for these packaging products rose 6% and volume was up 6%. Manufacturing material costs increased 11%; however, the effect was mitigated by productivity gains. Plastic packaging operations experienced an 11% sales gain, entirely the result of higher selling prices, but earnings declined on lower volume and higher manufacturing unit costs.

  The International Packaging group's operations continued their strong earnings growth in 1995. Revenues increased 30% following gains of 11% and 13% in 1994 and 1993, respectively. The company's share of earnings from its 30% investment in Zucamor S.A., a manufacturer of corrugated containers in Argentina, added significantly to the favorable year-to-year earnings performance.

  The company's Folding Carton Division operates three plants which produce consumer products packaging with high quality graphics. A 13% increase in shipments was more than offset by lower average selling price and less favorable product mix. Operating profit declined substantially in 1995 after increasing 12% in 1994.

[GRAPH GOES HERE]

[Chart Omitted:
Wood Products
Operating Profit
(millions of dollars)
1993     $70
1994     $79
1995     $33].

WOOD PRODUCTS After four consecutive years of earnings growth, the Wood Products segment experienced a downturn in 1995. Operating earnings were $33 million in 1995, a decrease of $46 million from record 1994 earnings, largely the result of lower profits in the lumber business. Although lumber volume increased 3% in 1995, prices declined and customer sales dollars were down 10%. Margins were squeezed further by wood costs which averaged 12% above the prior year; however, improvements in wood yields partially offset these increases.


  Plywood and particleboard profit margins were also down in 1995, though not as much as lumber due to their specialty nature. Gains in selling price were more than offset by escalating wood costs. The plywood operation also incurred non-recurring repair costs in 1995.

  In 1994, earnings for all operations increased, almost entirely the result of higher selling prices, which were up 12% for lumber and plywood operations and 15% for particleboard.

CHEMICAL In 1995, the Chemical segment achieved its third consecutive year of record operating profit, $76 million, an increase of 13% over 1994 and 55% above 1993. Sales were $667 million in 1995 compared to $576 million and $519 million in 1994 and 1993, respectively.

[GRAPH GOES HERE]

[Chart Omitted:
Chemical
Operating Profit
(millions of dollars)
1993     $49
1994     $67
1995     $76].

  Bush Boake Allen (BBA), which operates world-wide with locations in 40 countries, is the largest operating unit in this segment. Union Camp is a majority owner of this global business with a 68% holding. BBA supplies flavors and fragrances for use in foods, beverages, cosmetics and toiletries. Sales in 1995 were $425 million, 13% over the prior year and operating profit reached $50 million, 20% above 1994. Aroma chemical operations recorded a significant increase in earnings, largely the result of higher selling prices and favorable product mix which more than offset climbing raw material turpentine costs. Flavor and fragrance operations in Europe and the Americas also had strong earnings growth in 1995, in particular, the seasonings business. In 1994, BBA posted a 24% increase in operating profit. Worldwide flavor and fragrance operations had strong growth with all regions showing gains. Aroma chemical operations registered sharp earnings improvement.

  Operating profit for the company's other chemical unit, the Chemical Products Division, was a record $26 million in 1995, up 29% from 1994. This operation up-grades papermaking by-products and other raw material into a wide range of specialized chemicals, primarily for use in inks, coatings and adhesives. Despite a 20% price increase in a key raw material, crude tall oil, margins increased in 1995 as pricing initiatives kept ahead of the escalating raw material costs. Significant upward price movement was achieved in merchant market sales of fatty acids and rosins. These higher prices were also passed through to the upgraded products. In 1994, operating results improved significantly over the prior year due to higher prices and a more favorable product mix.


INTEREST EXPENSE Net interest expense was $114 million in 1995, an increase of $5 million over 1994 but $11 million below 1993. The increase in 1995 was entirely the result of a lower level of capitalized interest. Gross interest expense in 1995 decreased $8 million and $11 million from 1994 and 1993, respectively.


OTHER (INCOME) EXPENSE - NET Other (income) expense in 1995 was $14 million income compared with $5 million expense in 1994 and $13 million income in 1993. The year 1994 included charges of $11.7 million from the disposal of the retail paper bag business. Also in 1994, the company recorded a pre-tax gain of $34.7 million from the sale of a minority interest in Bush Boake Allen. This gain is presented as a separate line item, "Gain on Sale of Minority Interest" on the income statement.


INCOME TAXES The effective rate for 1995 was 36.8% compared with 36.6% in 1994 and 50% in 1993. The increased rate in 1993 reflects a $16 million charge to adjust the deferred tax liability to reflect a 1% increase in the federal income tax rate.

[GRAPH GOES HERE]

[Chart Omitted:
Capital Structure
(millions of dollars)
                         1993        1994          1995
Shareholders' Equity    $1,816      $1,836        $2,122
Preferred Income Taxes  $  583      $  606        $  710
Long-Term Debt          $1,245      $1,252        $1,198].


FINANCIAL POSITION, LIQUIDITY AND CAPITAL RESOURCES

The company further strengthened its balance sheet in 1995. Net working capital (the excess of current assets over current liabilities) was $460 million at year-end 1995 compared with $67 million at the end of 1994. The increase was primarily the result of a $280 million reduction in short-term borrowings. The company's current ratio was 1.8 at year-end 1995 compared with 1.0 at the end of 1994 and 1993. Stockholders' equity at year-end 1995 was $2.1 billion, or $30.71 per share, an increase of 17% per share over 1994.

  Operations have consistently generated strong cash flow to meet the company's liquidity needs and fund its growth. Over the last three years, operations have generated $1.5 billion of cash flow. In 1995, cash flow from operations was a record $750 million. These funds were used to substantially reduce short-term borrowings, increase cash dividends paid to $116 million and initiate a stock repurchase program which expended $59.6 million in 1995. These activities were in addition to $267 million of capital expenditures.

  From time to time, supplemental financing is necessary and the company's strong financial condition provides substantial additional debt capacity. The ratio of long-term debt to total capital employed (the sum of long-term debt, deferred taxes and stockholders' equity) was 29.7% at year-end 1995 compared to 33.9% at the end of 1994. Total debt to total capital dropped from 41.2% at year-end 1994 to 32.2% at December 31, 1995.

  Cash provided by investment activities in 1994 includes $89 million received as a dividend from Bush Boake Allen in connection with the sale to the public of approximately 6.1 million shares, 32% of BBA stock.

[GRAPH GOES HERE]

[Chart Omitted:
Cash Provided by Operations
(millions of dollars)
1993     $418
1994     $369
1995     $750].

[GRAPH GOES HERE]

[Chart Omitted:
Capital Expenditures
(millions of dollars)
1993     $310
1994     $325
1995     $267].



CAPITAL EXPENDITURES Capital spending totaled $267 million in 1995 compared with $325 million in 1994 and $310 million in 1993.

  Included in 1995 capital spending is paper mill spending of $93 million. Chemical sector spending, including Bush Boake Allen, totaled $37 million. Spending at domestic and international packaging plants was $56 million. Investment at wood products facilities was $27 million, including $14 million for a lumber mill modernization and expansion. Timberlands regeneration cost was $21 million and timberlands acquisitions totaled $12 million.


($ in millions)                                       1995       1994       1993
--------------------------------------------------------------------------------
Plant and Equipment
        (excludes acquisitions):
        Expansion &
         Cost Reduction .......................       $137       $172       $119
        Replacement & Other ...................         88        110        165
        Capitalized Interest ..................          9         22          8
Timberlands (acquisition
 & regeneration) ..............................         33         21         18
--------------------------------------------------------------------------------
Total .........................................       $267       $325       $310
================================================================================

  At year-end 1995, purchase commitments related to capital projects were approximately $23 million and the approved project spending backlog for plant and equipment was approximately $370 million. Capital spending in 1996 will increase to a more normal level of about $325 million exclusive of potential timberlands acquisitions.

ACQUISITIONS AND DISPOSITIONS In December 1995, the company acquired, through a Spanish subsidiary, a corrugated container plant located near Madrid, Spain. The acquisition provides added industrial end user business and gives greater balance to the agricultural/industrial mix for the company's operations in Spain. The cost of the acquisition was $8.3 million including working capital.

  In early 1995, the company sold its flexible packaging plant in Asheville, North Carolina and completed its withdrawal from the retail paper bag business with the sale of the Richmond, Virginia bag plant and shut-down of its Savannah, Georgia retail bag operations. Sales for these businesses were $110 million in 1994. A pre-tax gain of $6.4 million was recognized from the sale of flexible packaging assets in 1995.

  At year-end 1994, the company closed the Centerville, Ohio corrugated container plant and redeployed most of the equipment to a new plant in Hanford, California, which will start up in early 1996. Centerville had net sales of $20 million in 1994.

  In September 1994, the company acquired a 30% interest in Zucamor S.A., Argentina's largest independent corrugated container manufacturer, at a cost of $22 million and sold its Shelbyville, Kentucky plastic retail bag operation recognizing a $3.7 million pre-tax loss on this sale.

  In May 1994, the company's flavor and fragrance subsidiary, Bush Boake Allen, sold a 32% minority interest to the public. The company recorded a $34.7 million pre-tax gain on the sale.

DIVIDENDS The quarterly dividend rate was raised 15% in 1995. This was done in two steps: in April, the Board of Directors raised the cash dividend 5% from $.39 per share to $.41 per share. In September, the Board announced a cash dividend increase of 10% to $.45 per share effective with the fourth quarter. Cash dividends paid in 1995 were $116.1 million compared to $109.1 million and $108.8 million in 1994 and 1993, respectively.

  In the second quarter of 1995, the Board of Directors authorized the repurchase of up to five million shares of the company's common stock. During 1995, 1,151,500 shares of common stock were repurchased at a cost of $59.6 million.

ENVIRONMENTAL MATTERS The company invested approximately $17.4 million in pollution control facilities in 1995. Over the past five years the company's investment was approximately $134.7 million or about 8.0% of the $1.6 billion of capital spending.

  During 1995, the company recorded expenses of $12 million for study, testing and remediation in compliance with environmental regulations.

  Regulations scheduled to be issued by the U.S. Environmental Protection Agency in the second half of 1996 are currently anticipated to require capital investments on the order of $200 to $250 million in the late 1990's. Quantification of this cost is both speculative and subject to variation with respect to precise timing. Indications are that annual spending will not materially detract from normal capital spending plans. The company believes that since its situation, in relative terms, is similar to that of its competitors, compliance will not adversely affect its competitive position.

ACCOUNTING MATTERS In October 1995, the Financial Accounting Standards Board issued Statement No. 123, "Accounting for Stock-Based Compensation", which will be effective in 1996. The new standard allows companies to continue applying the present method of accounting which is based on intrinsic value. The company expects to continue applying the accounting provisions as previously established. The pro forma fair value disclosure requirements of the new standard will be included in the footnotes to the 1996 financial statements.

  In the first quarter of 1994, the company adopted the provisions of SFAS No. 112, "Employers' Accounting for Postemployment Benefits". At January 1, 1994, the accumulated obligation associated with these benefits was $6.0 million. This obligation, included within other long-term liabilities, was recorded in the first quarter of 1994 on a cumulative basis as a $3.7 million after-tax charge against income.

  In the third quarter of 1993, the company increased its deferred income tax liability by $16 million to reflect the 1% rate increase as required under the provisions of SFAS No. 109, "Accounting for Income Taxes".

QUARTERLY INFORMATION

                                                                             ($ in thousands, except share and per share)
-------------------------------------------------------------------------------------------------------------------------
                                                    Net Income Before
                                                    Accounting Change                                      Stock Price*
                                         Gross    -------------------   Net     Income      Dividends    -----------------
                         Net Sales      Profit      Amount Per Share  Income   Per Share    Per Share     High       Low
-------------------------------------------------------------------------------------------------------------------------
1995 Fourth Quarter ....$1,007,774   $  295,185   $ 83,169  $1.20   $ 83,169   $1.20        $0.45       $58 1/2   $45 3/4
     Third Quarter ....  1,073,494      386,395    129,746   1.85    129,746    1.85         0.41        61 1/4    54 5/8
     Second Quarter .....1,109,295      404,132    133,151   1.90    133,151    1.90         0.41        58 1/4    47 7/8
     First Quarter ......1,021,146      345,496    105,007   1.50    105,007    1.50         0.39        52 3/8    46 5/8
-------------------------------------------------------------------------------------------------------------------------
1994 Fourth Quarter ....$  922,231   $  265,801   $ 58,319  $0.83   $ 58,319   $0.83        $0.39       $50       $44 3/8
     Third Quarter ......  856,271      194,961     21,733   0.31     21,733    0.31         0.39        50 7/8    45
     Second Quarter .....  827,217      181,013     25,906   0.37     25,906    0.37         0.39        48 3/8    42 1/4
     First Quarter .....   790,106      164,451     11,268   0.16      7,552    0.11         0.39        50 3/4    43 7/8
-------------------------------------------------------------------------------------------------------------------------
1993 Fourth Quarter ....$  793,778   $  181,121   $ 17,552  $0.25   $ 17,552   $0.25        $0.39       $48 1/2   $38 3/4
     Third Quarter ....    778,708      171,674      4,881   0.07      4,881    0.07         0.39        46 3/8    41 1/8
     Second Quarter ..     786,481      181,072     15,091   0.22     15,091    0.22         0.39        46 3/8    41 1/2
     First Quarter ....    761,454      169,755     12,519   0.18     12,519    0.18         0.39        49 1/8    41 1/8
-------------------------------------------------------------------------------------------------------------------------


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

The number of stockholders of record at December 31, 1995 was 8,758.

                       REPORT OF INDEPENDENT ACCOUNTANTS
--------------------------------------------------------------------------------

To the Stockholders and Board of Directors of Union Camp Corporation

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income and of cash flows present fairly, in all material respects, the financial position of Union Camp Corporation and its subsidiaries at December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

  As discussed in Note 1 to the financial statements, the Company changed its method of accounting for postemployment benefits in 1994.

Price Waterhouse LLP
Morristown, New Jersey
February 7, 1996

                              CONSOLIDATED INCOME
--------------------------------------------------------------------------------

                                                                               ($ in thousands, except per share)
For The Years Ended December 31,                                                      1995           1994           1993
------------------------------------------------------------------------------------------------------------------------
Net sales ..................................................................   $ 4,211,709    $ 3,395,825    $ 3,120,421
Costs and other charges:
        Costs of products sold .............................................     2,729,479      2,524,844      2,360,298
        Selling and administrative expenses ................................       386,855        329,087        305,616
        Depreciation and cost of company timber harvested ..................       271,696        253,436        242,883
        Other operating (income) expense ...................................        (6,423)        13,958           --
------------------------------------------------------------------------------------------------------------------------
                Income from operations .....................................       830,102        274,500        211,624
------------------------------------------------------------------------------------------------------------------------
Interest expense, net of capitalized interest ..............................       113,705        109,172        124,911
Gain on sale of minority interest ..........................................          --          (34,698)          --
Other (income) expense-net .................................................       (14,460)         4,862        (13,425)
------------------------------------------------------------------------------------------------------------------------
                Income before income taxes, minority interest and cumulative
                        effect of accounting change ........................       730,857        195,164        100,138
------------------------------------------------------------------------------------------------------------------------
Income taxes ...............................................................       268,895         71,420         50,095
------------------------------------------------------------------------------------------------------------------------
Minority interest, net of tax ..............................................        10,889          6,518           --
------------------------------------------------------------------------------------------------------------------------
                Net income before cumulative effect of accounting change ...       451,073        117,226         50,043
------------------------------------------------------------------------------------------------------------------------
Cumulative effect of accounting change, net of tax .........................          --           (3,716)          --
------------------------------------------------------------------------------------------------------------------------
                Net income .................................................   $   451,073    $   113,510    $    50,043
------------------------------------------------------------------------------------------------------------------------
Earnings per share:
                Net income before cumulative effect of accounting
                        change .............................................   $      6.45    $      1.67    $      0.72
                Cumulative effect of accounting change .....................          --            (0.05)          --
------------------------------------------------------------------------------------------------------------------------
                Net income per share .......................................   $      6.45    $      1.62    $      0.72
------------------------------------------------------------------------------------------------------------------------



See the accompanying notes to consolidated financial statements

                           CONSOLIDATED BALANCE SHEET
--------------------------------------------------------------------------------

                                                                                                                    ($ in thousands)
December 31,                                                                                            1995                    1994
------------------------------------------------------------------------------------------------------------------------------------
Assets
Current Assets
Cash and cash equivalents ............................................................           $    30,332            $    13,256
Receivables-net ......................................................................               489,967                469,584
Inventories ..........................................................................               468,717                413,809
Other ................................................................................                44,801                 54,484
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                   1,033,817                951,133
------------------------------------------------------------------------------------------------------------------------------------
Property
Plant and equipment, at cost .........................................................             6,304,113              6,175,539
Less: accumulated depreciation .......................................................             2,918,963              2,745,017
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                   3,385,150              3,430,522
Timberlands, less cost of company timber harvested ...................................               274,935                254,458
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                   3,660,085              3,684,980
------------------------------------------------------------------------------------------------------------------------------------
Other Assets .........................................................................               144,441                140,465
------------------------------------------------------------------------------------------------------------------------------------
                Total Assets .........................................................           $ 4,838,343            $ 4,776,578
------------------------------------------------------------------------------------------------------------------------------------
Liabilities and Stockholders' Equity
Current Liabilities
Current installments of long-term debt ...............................................           $    43,926            $    35,899
Notes payable ........................................................................               102,526                373,384
Accounts payable .....................................................................               220,243                246,050
Other accrued liabilities ............................................................               174,432                190,879
Income and other taxes ...............................................................                32,986                 37,712
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                     574,113                883,924
------------------------------------------------------------------------------------------------------------------------------------
Long-Term Debt .......................................................................             1,197,536              1,252,249
------------------------------------------------------------------------------------------------------------------------------------
Deferred Income Taxes ................................................................               709,850                605,643
------------------------------------------------------------------------------------------------------------------------------------
Other Liabilities and Minority Interest ..............................................               235,152                198,441
------------------------------------------------------------------------------------------------------------------------------------
Stockholders' Equity
Common stock-par value $1.00 per share ...............................................                69,078                 70,012
Capital in excess of par value .......................................................                38,344                 87,897
Other equity adjustments .............................................................               (13,744)               (14,661)
Retained earnings ....................................................................             2,028,014              1,693,073
------------------------------------------------------------------------------------------------------------------------------------
Shares outstanding, 1995-69,078,078, 1994-70,011,944
                Stockholders' Equity-Net .............................................             2,121,692              1,836,321
------------------------------------------------------------------------------------------------------------------------------------
                Total Liabilities and Stockholders' Equity ...........................           $ 4,838,343            $ 4,776,578
------------------------------------------------------------------------------------------------------------------------------------



See the accompanying notes to consolidated financial statements

                      CONSOLIDATED STATEMENT OF CASH FLOWS
--------------------------------------------------------------------------------

                                                                                                      ($ in thousands)
For The Years Ended December 31,                                                      1995          1994          1993
----------------------------------------------------------------------------------------------------------------------
Cash (Used For) Provided By Operations:
        Net income ..........................................................  $   451,073    $  113,510   $    50,043
        Adjustments to reconcile net income to cash
        provided by operations:
                Depreciation, amortization and cost of company
                        timber harvested ....................................      287,738       270,850       261,518
                Deferred income taxes .......................................      105,899        27,268        33,838
                Gain on sale of minority interest ...........................         --         (34,698)         --
                Asset write down and business disposal ......................       (6,423)       25,676          --
                Other .......................................................       16,650        13,190        (6,744)
        Changes in operational assets and liabilities:
                Receivables .................................................      (23,000)      (80,593)       42,083
                Inventories .................................................      (55,325)       15,880        (3,382)
                Other assets ................................................       (3,637)        5,175         7,264
                Accounts payable, taxes and other liabilities ...............      (22,753)       12,244        33,800
----------------------------------------------------------------------------------------------------------------------
                                Cash Provided by Operations .................      750,222       368,502       418,420
----------------------------------------------------------------------------------------------------------------------
Cash (Used For) Provided By Investment Activities:
        Capital expenditures ................................................     (266,799)     (324,939)     (310,113)
        Payments for acquired businesses ....................................       (7,115)      (25,006)      (11,855)
        Proceeds from sale of businesses-net ................................       36,133         8,239        34,451
        Proceeds from sale of assets ........................................       18,480        19,114        27,612
        Proceeds from sale of minority interest .............................         --          88,983          --
        Other ...............................................................      (11,306)       10,311        17,818
----------------------------------------------------------------------------------------------------------------------
                                Cash Used For Investment Activities .........     (230,607)     (223,298)     (242,087)
----------------------------------------------------------------------------------------------------------------------
Cash (Used For) Provided By Financing Activities:
        Proceeds from issuance of long-term debt ............................       22,625        61,725        21,278
        Repayments of long-term debt ........................................      (69,338)      (65,574)     (117,588)
        Common stock repurchases ............................................      (59,614)         --            --
        Change in short-term notes payable ..................................     (279,999)      (57,596)          310
        Dividends paid ......................................................     (116,132)     (109,137)     (108,807)
----------------------------------------------------------------------------------------------------------------------
                                Cash Used For Financing Activities ..........     (502,458)     (170,582)     (204,807)
----------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash .....................................          (81)          347          (922)
----------------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents ............................       17,076       (25,031)      (29,396)
        Balance at beginning of year ........................................       13,256        38,287        67,683
----------------------------------------------------------------------------------------------------------------------
        Balance at end of year ..............................................    $  30,332     $  13,256     $  38,287
----------------------------------------------------------------------------------------------------------------------



See the accompanying notes to consolidated financial statements

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
                       ($ in thousands, except per share)

1. Significant Accounting Policies

Principles of Consolidation and Preparation of Financial Statements: The consolidated financial statements present the operating results and the financial position of the company and all of its subsidiaries. All significant intercompany transactions are eliminated.

  In accordance with generally accepted accounting principles, the preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of some assets and liabilities and, in some instances, the reported amounts of revenues and expenses during the reporting period.


Cash and Cash Equivalents: Cash and cash equivalents include all highly liquid investment instruments with an original maturity of three months or less.

Inventories: Inventories are stated at the lower of cost or market and include the cost of materials, labor and manufacturing overhead. Finished goods and raw materials of domestic operations are valued principally at last in, first out
(LIFO) cost. Supplies and all inventories of foreign operations are valued at first in, first out (FIFO) or average cost.


Property and Depreciation: Plant and equipment is recorded at cost, less accumulated depreciation. Upon sale or retirement, the asset cost and related depreciation are removed from the balance sheet and the resulting gain or loss is included in income.

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


Goodwill: The excess of the cost over the fair value of net assets of acquired businesses is recorded as goodwill and is amortized on a straight-line basis over a period not to exceed 20 years. The company reviews the goodwill recoverability period on a regular basis.


Research and Development Costs: Research and development costs are expensed as incurred. These expenditures totaled $55.4 million in 1995, $49.2 million in 1994, and $45.9 million in 1993.

Capitalized Interest: Interest is capitalized on major capital expenditures during the period of construction. Total interest costs incurred and amounts capitalized were:


                                 1995             1994            1993
------------------------------------------------------------------------
Total interest ..............  $ 122,572        $ 130,800      $ 133,117
Interest capitalized ........     (8,867)         (21,628)        (8,206)
------------------------------------------------------------------------
Net interest expense ........  $ 113,705        $ 109,172      $ 124,911
------------------------------------------------------------------------


Pre-Start-Up Costs: The company defers pre-start-up costs for major expansion projects until such projects become operational. Following the completion of start-up, the deferred costs are amortized on a straight-line basis over a five year period.

Changes in Accounting Standards: Effective January 1, 1994, the company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 112, "Employers' Accounting for Postemployment Benefits", which requires companies to accrue for the cost of certain postemployment benefits including disability related, health care and life insurance benefits.

  In adopting this standard, the company recorded a one-time cumulative charge of $3.7 million after-tax in the first quarter of 1994. The net periodic expense for 1995 and 1994 was $2.2 million and $1.3 million, respectively.


Income Taxes: Deferred income taxes are recorded using enacted tax rates in effect for the year the differences are expected to reverse. Federal and state income taxes are not accrued on the cumulative undistributed earnings of foreign subsidiaries because the earnings have been reinvested in the businesses of those companies. As of December 31, 1995, the total of all such undistributed earnings amounted to $146.4 million. It is not practical to estimate the amount of tax that might be payable on the foreign earnings. The company has, as required, provided for tax potentially payable on distribution of its share of $42.9 million, the undistributed earnings of Bush Boake Allen, Inc. (BBA) and subsidiaries earned subsequent to 1992. (See also Note 9)


Environmental Liabilities: Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Liabilities are recorded when remedial efforts are probable and the costs can be reasonably estimated. The timing of these accruals generally coincides with the completion of a feasibility study or the company's commitment to a formal plan of action.


Foreign Currency Translation: The assets and liabilities of the company's foreign subsidiaries and affiliates are translated into U.S. dollars at year-end exchange rates, while income and expense accounts are translated at average annual rates. The primary factor used to determine the functional currencies of the company's foreign subsidiaries is the local currency cash flows resulting from manufacturing, sales and financing activities. Gains and losses resulting from foreign currency translation are reflected in a separate component of Stockholders' Equity entitled Other Equity Adjustments. The effect of these cumulative adjustments was to reduce equity by $13.2 million at December 31, 1995 and $14.3 million at December 31, 1994.

Derivatives: The company hedges foreign currency transactions by entering into forward foreign exchange contracts. Gains and losses associated with the forward contracts are matched with the offsetting gains and losses recorded for exchange rate fluctuations on the underlying assets and liabilities. Gains and losses on interest rate swap agreements are charged or credited to interest expense over the life of the agreement. (See also Note 7)

Revenue Recognition: The company recognizes revenues upon the passage of title, which is generally at the time of shipment.

Income Per Share: Net income per share of common stock is based on the weighted average number of shares outstanding during the period.


2. OTHER OPERATING (INCOME) EXPENSE Results for 1994 included a $14.0 million pre-tax charge to write down the carrying value of a flexible packaging operation. In 1995, the company sold these assets and recorded a net pre-tax gain of $6.4 million.

3. GAIN ON SALE OF MINORITY INTEREST In 1994 the company's flavor and fragrance subsidiary, BBA sold to the public approximately 6.1 million shares of BBA stock (approximately 32% of BBA's outstanding shares) at an offering price of $16.00 per share. The company retains approximately 68% of the 19.215 million shares outstanding after the offering. As a result of this transaction, the company recognized a $34.7 million pre-tax gain.

4. OTHER (INCOME) EXPENSE-NET Other (income) expense for 1994 includes an $11.7 million charge to withdraw from the retail paper bag business. The year 1993 included an $18.0 million gain attributable to the sale of land.

5. SUPPLEMENTAL BALANCE SHEET INFORMATION

December 31,                                      1995     1994
-------------------------------------------------------------------
Receivables
Trade ...................................    $ 466,786    $434,277
Other ...................................       39,647      51,826
------------------------------------------------------------------
                                               506,433     486,103
------------------------------------------------------------------
Less estimated doubtful accounts,
        discounts and allowances ........       16,466       16,519
-------------------------------------------------------------------
                Net .....................     $489,967     $469,584
-------------------------------------------------------------------


December 31,                                    1995         1994
-------------------------------------------------------------------
Inventories
Finished goods ..........................    $ 242,732   $  197,086
Raw materials ...........................      109,181       98,884
Supplies ................................      116,804      117,839
-------------------------------------------------------------------
                Total ...................    $ 468,717   $  413,809
-------------------------------------------------------------------


At December 31, 1995 and 1994, finished goods and raw materials totaling $217.9 million and $196.8 million, respectively, were valued at LIFO cost. The excess of current cost over LIFO value was $101.0 million and $78.9 million in 1995 and 1994, respectively.

December 31,                                              1995             1994
--------------------------------------------------------------------------------
Other Current Assets
Short-term timber leases ...................        $   19,484        $   14,154
Prepayments ................................            24,028            19,414
Assets held for resale .....................             1,289            20,916
--------------------------------------------------------------------------------
                Total ......................        $   44,801        $   54,484
--------------------------------------------------------------------------------
Plant and Equipment, at cost
Land .......................................        $   35,768        $   35,435
Buildings and
        improvements .......................           533,236           535,242
Machinery and equipment ....................         5,620,303         5,380,959
Construction-in-progress ...................           114,806           223,903
--------------------------------------------------------------------------------
                Total ......................        $6,304,113        $6,175,539
--------------------------------------------------------------------------------

At December 31, 1995, property (principally machinery and equipment) having an original cost of approximately $381 million and a net book value of $169 million is pledged against lease obligations and notes payable to industrial development authorities (see Note 6). These obligations and notes payable have outstanding long-term balances totaling approximately $333 million.


December 31,                                            1995            1994
--------------------------------------------------------------------------------
Other Assets
Deferred pre-start-up .............................  $ 12,891         $ 22,502
Goodwill ..........................................    15,264           21,796
Pension assets ....................................    47,035           26,807
Other intangibles .................................    18,256           16,774
Investments in affiliates                              27,192           24,465
Other .............................................    23,803           28,121
--------------------------------------------------------------------------------
                Total .............................  $144,441         $140,465
--------------------------------------------------------------------------------


Short-Term Debt: Included in Notes Payable at December 31, 1995 and 1994 were $44 million and $340 million, respectively, of commercial paper borrowings. The weighted average interest rate on these borrowings for the years 1995 and 1994 were 6.1% and 4.4%, respectively.

  The company has short-term revolving credit facilities in numerous countries primarily outside the United States, which provide for aggregate availability of $145 million. At December 31, 1995 and 1994, approximately $52 million and $42 million, respectively, was outstanding and included in short-term borrowings. Commitment fees are either nominal or zero. Covenants, to the extent they exist, are presently being met and are expected to be met in the future.

December 31,                                   1995          1994
--------------------------------------------------------------------------------
Other Accrued Liabilities
Payrolls ..............................           $   64,329         $   61,557
Interest ..............................               27,685             28,219
Other .................................               82,418            101,103
--------------------------------------------------------------------------------
                Total .................           $  174,432         $  190,879
--------------------------------------------------------------------------------

Other Liabilities and Minority Interest
Postretirement and
        postemployment benefits .......           $  116,461         $  111,845
Minority interest .....................               74,917             64,178
Minimum pension liability .............               24,759              7,511
Other .................................               19,015             14,907
--------------------------------------------------------------------------------
                Total .................           $  235,152         $  198,441
--------------------------------------------------------------------------------

6. LONG-TERM DEBT

December 31,                                             1995            1994
--------------------------------------------------------------------------------
Sinking fund debentures:
        8 5/8% due 1997-2016 ..........              $   51,974       $   52,160
        10% due 2000-2019 .............                 100,000          100,000
        9 1/4% due 2002-2021 ..........                 117,780          125,000
Debentures 9 1/2% due 2002 ............                 100,000          100,000
Debentures 9 1/4% due 2011 ............                 124,800          125,000
Debentures 8 1/2% due 2022 ............                 100,000          100,000
Notes 7 3/8% due 1999 .................                  50,000           50,000
Medium-term notes due
        1997-2001; 7.5% to 9.54%;
        weighted average rate 9.12% ...                 168,000          206,000
Industrial Development Revenue
        Bonds; due 2001-2026; 5.0%
        to 8.0%; weighted average
        rate 5.99% ....................                  42,636           43,676
Pollution Control Revenue Bonds
        due 1997-2024; 4.3% to 7.45%;
        weighted average rate 6.52% ...                 290,510          291,125
Other notes due 1997-2004 .............                   5,836           13,288
Commercial Paper ......................                  46,000           46,000
--------------------------------------------------------------------------------
                Total .................              $1,197,536       $1,252,249
--------------------------------------------------------------------------------



The current portion of long-term debt at December 31, 1995 amounted to $43.9 million. Amounts payable in the years 1997 through 2000 are $109.6 million, $55.7 million, $82.1 million and $33.9 million, respectively.

  At December 31, 1995, $46 million of commercial paper borrowings was classified as long-term debt, since the company has the ability and intent to renew these obligations through the year 2000. The effective interest rate on these borrowings was 8.08%, inclusive of the net effect of the interest rate swap. (See Note 7)

  The company has revolving credit/term loan agreements which provide for unsecured borrowings up to $275 million in the United States. Any borrowings under these agreements would incur interest at the prevailing prime rate or other market rates. Nominal commitment fees are paid on the unused portion. No borrowings were made in 1995 under these agreements.

7. FINANCIAL INSTRUMENTS

Fair Value of Financial Instruments: The carrying amounts of certain financial instruments: cash, short-term investments, trade receivables and payables approximate their fair values. The fair value of the company's long-term debt varies with market conditions and is estimated based on quoted market prices for similar financial instruments by obtaining quotes from brokers.

  At December 31, 1995, the book value of long-term debt was $1.20 billion and the fair value was approximately $1.33 billion. The book value of all other financial instruments approximates their fair value.


Derivative Financial Instruments: The company uses derivative instruments exclusively to hedge the risk associated with underlying business transactions such as existing floating rate debt and existing foreign currency commitments. Derivatives are not used for trading or speculative purposes. The book value of these derivatives approximates their fair value.


  At December 31, 1995, the company had outstanding foreign exchange contracts valued at $46 million. The purpose of these contracts is to neutralize foreign currency transaction risk generated by the company's firm foreign currency business commitments. The change in value of the contracts resulting from changes in the respective foreign currency rates versus the U.S. dollar is accrued monthly and credited or charged to foreign exchange gain or loss. Foreign currency commitment exposures are evaluated on an ongoing basis and foreign currency contracts are adjusted as required to offset the risk associated with the underlying transactions. Cash settlements are executed whenever the contracts are adjusted which occurs at least monthly. Currency contracts are limited to currencies with established forward markets and to counterparties, which have Moody's credit ratings of A1 or better.

  At December 31, 1995, the company had an outstanding interest rate swap agreement the purpose of which is to convert $46 million of floating rate commercial paper to fixed rate debt. The swap agreement is based on a declining principal balance schedule which terminates in April, 2000. The differential between fixed and floating rate obligations is accrued as interest rates change and is charged or credited to interest expense over the life of the agreement. Cash settlements are payable semi-annually. The counterparty has a Moody's credit rating of AA.

8. STOCKHOLDERS' EQUITY



                                                                    Capital In                       Other
                                                            Common   Excess of       Retained        Equity
                                                            Stock    Par Value       Earnings        Adjustments
-----------------------------------------------------------------------------------------------------------------
Balance, December 31, 1992 ..........................   $    69,664    $    75,908    $ 1,747,464    $   (11,158)
        Net Income ..................................          --             --           50,043           --
        Cash dividends ($1.56 per share) ............          --             --         (108,807)          --
        Issuance of stock for options and award plans           169          5,583           --              758
        Foreign currency translation ................          --             --             --          (13,776)
-----------------------------------------------------------------------------------------------------------------
Balance, December 31, 1993 ..........................        69,833         81,491      1,688,700        (24,176)
        Net Income ..................................          --             --          113,510           --
        Cash dividends ($1.56 per share) ............          --             --         (109,137)          --
        Issuance of stock for options and award plans           179          6,406           --              253
        Foreign currency translation ................          --             --             --            9,262
-----------------------------------------------------------------------------------------------------------------
Balance, December 31, 1994 ..........................        70,012         87,897      1,693,073        (14,661)
        Net Income ..................................          --             --          451,073           --
        Cash dividends ($1.66 per share) ............          --             --         (116,132)          --
        Common stock repurchases ....................        (1,152)       (58,462)          --             --
        Issuance of stock for options and award plans           218          8,909           --             (203)
        Foreign currency translation ................          --             --             --            1,120
-----------------------------------------------------------------------------------------------------------------
Balance, December 31, 1995 ..........................   $    69,078    $    38,344    $ 2,028,014    $   (13,744)
-----------------------------------------------------------------------------------------------------------------



The authorized capital stock of the company at December 31, 1995, 1994 and 1993 consisted of 125,000,000 shares of common stock, $1.00 par value, and 1,000,000 shares of authorized but unissued preferred stock, $1.00 par value. Common stock repurchased is included in the authorized but unissued shares of the company.


Shareholder Rights Plan: The company has a Shareholders' Rights Plan pursuant to which preferred stock purchase rights are issued to the common stockholders at the rate of one right for each share of common stock. Each right entitles shareholders to purchase, under certain conditions (i) one one-thousandth of a share of the company's Series A Junior Participating Preferred Stock at an exercise price of $175 or (ii) common stock of the company having a market value of two times the exercise price. Alternatively, the Board of Directors may permit holders to surrender each right in exchange for one share of common stock. The rights will be exercisable only if a person or group acquires 15% or more of the outstanding common stock or announces a tender offer for 15% or more of the common stock. The rights expire February 26, 2006 and may be redeemed for $.001 per right by the Board of Directors prior to the time the rights become exercisable. In addition, if after any person acquires 15% or more of the company's common stock, the company is involved in a merger or other business combination transaction with another person after which its common stock does not remain outstanding, or the company sells 50% or more of its assets or earning power, each right will entitle its holder to purchase, at the then current exercise price, shares of the acquiring company's common stock having a market value equal to two times the purchase price.



9. INCOME TAXES  The provision for income taxes is comprised of the following:

                                   1995       1994        1993
---------------------------------------------------------------
Current:
        Federal .............   $124,937   $ 31,744   $ 14,180
        State and local .....     21,880      3,652     (3,639)
        Foreign .............     16,179      8,756      5,716
                                 162,996     44,152     16,257
Deferred:
        Federal .............   $ 96,601   $ 22,005   $ 27,317
        State ...............      6,477      1,827      3,944
        Foreign .............      2,821      3,436      2,577
---------------------------------------------------------------
                                 105,899     27,268     33,838
---------------------------------------------------------------
                Total .......   $268,895   $ 71,420   $ 50,095
---------------------------------------------------------------


The company follows the provisions of SFAS No. 109, whereby deferred taxes represent estimated liabilities to be paid or assets to be received in the future and tax rate changes would immediately affect those liabilities or assets. In 1993, the federal corporate income tax rate was increased from 34% to 35%. Consequently, the deferred tax provision and the liability for deferred taxes were increased by $16.0 million to reflect the full amount of the rate change.

  The cumulative deferred tax liability at December 31, 1995 and 1994 was $709.9 million and $605.6 million, respectively. The significant components of these liabilities (assets) are as follows:

December 31,                                                     1995           1994
------------------------------------------------------------------------------------
Deferred federal taxes:
        Accelerated depreciation ...........................   $685,155   $  657,732
        Alternative minimum tax ............................    (44,355)    (104,404)
        Postretirement benefits ............................    (39,651)     (38,297)
        Other ..............................................     24,588       14,904
------------------------------------------------------------------------------------
                Total deferred federal taxes ...............    625,737      529,935
------------------------------------------------------------------------------------
Deferred state taxes .......................................     63,383       56,906
Deferred foreign taxes .....................................     20,730       18,802
------------------------------------------------------------------------------------
                Total deferred taxes .......................   $709,850   $  605,643
------------------------------------------------------------------------------------


A detailed analysis of the effective tax rate is as follows:

                                                                   1995         1994          1993
-----------------------------------------------------------------------------------------------------
Statutory federal tax rate .................................       35.0%        35.0%           35.0%
State taxes (net of federal
        tax impact) ........................................        2.8          2.2             2.6
Foreign income taxes .......................................       (0.3)        (0.8)           (1.2)
Rate change ................................................       --           --              15.0
Other ......................................................       (0.7)         0.2            (1.4)
-----------------------------------------------------------------------------------------------------
Effective rate .............................................       36.8%        36.6%           50.0%
-----------------------------------------------------------------------------------------------------


10. EMPLOYEE STOCK OPTION PLANS Under the stock option plans adopted in 1982 and 1989 (as amended), a maximum of 2,175,000 shares and 4,295,000 shares, respectively, of the company's common stock were made available for the granting of options and stock appreciation rights to officers and other key employees of the company and its subsidiaries at prices not less than 100% of fair market value at the dates of grant. Such options and stock appreciation rights generally become exercisable two years after the date of grant and expire ten years from that date. No further options may be granted under the 1982 plan. At the end of 1995, 577,531 shares were available for future grants under the 1989 plan. The number of options exercisable under both plans at year-end 1995 was 2,345,510.

  Under the 1989 plan, as of December 31, 1995, 859,017 shares may be awarded as restricted stock to selected officers and other key employees of the company and its subsidiaries. Recipients of restricted stock are entitled to receive cash dividends and to vote their respective shares. Restrictions limit the sale or transfer of these shares during a specified period. At December 31, 1995, 113,866 common shares have been issued as restricted stock under this plan. Unearned compensation, equivalent to the market value of the restricted shares at date of grant, is included within Stockholders' Equity and is amortized to expense over the restriction period.

  The following table summarizes activity in the company's stock option plans during 1995, 1994 and 1993. The options outstanding at December 31, 1995 having related stock appreciation rights attached totaled 1,207,641.


                                            1995             1994         1993
---------------------------------------------------------------------------------
Options outstanding
        beginning of year ..............    3,213,253     2,894,638     2,517,119
                Granted-$45.00 to
                        $50.06 per share      664,400       581,316       617,860
                Exercised-$25.38 to
                        $45.63 per share     (197,637)     (176,550)     (177,605)
                Canceled-$25.38 to
                        $46.06 per share      (97,390)      (86,151)      (62,736)
---------------------------------------------------------------------------------
Options outstanding
        end of year ....................    3,582,626     3,213,253     2,894,638
---------------------------------------------------------------------------------


The Financial Accounting Standards Board recently issued SFAS No. 123, "Accounting for Stock-Based Compensation". The statement, effective in 1996, allows companies to continue applying the present method of accounting which is based on intrinsic value. The company expects to continue applying the accounting provisions as previously established. The pro forma fair value disclosure requirements of the new standard will be included in the footnotes to the 1996 financial statements.

11. POSTRETIREMENT BENEFITS The company has a contributory postretirement health care plan covering primarily its U.S. salaried employees. Employees become eligible for these benefits when they meet minimum age and service requirements. The company funds its plan on a "pay-as-you-go" basis, in an amount equal to the retirees' medical claims paid.

  The components of the Accumulated Postretirement Benefit Obligation (APBO) as of December 31, 1995 and 1994 are as follows:


                                                  1995          1994
---------------------------------------------------------------------
Retirees ....................................  $  63,179    $  63,202
Fully eligible active
        plan participants ...................      9,095        9,630
Other active plan participants                    46,826       29,426
---------------------------------------------------------------------
                                                 119,100      102,258
Unrecognized net gain (loss) ................     (5,812)       6,851
---------------------------------------------------------------------
Accrued postretirement
        benefit obligation ..................   $113,288    $ 109,109
---------------------------------------------------------------------



The components of the postretirement benefit expense for the years 1995, 1994 and 1993 are as follows:


                                            1995        1994       1993
-------------------------------------------------------------------------
Service cost-benefits
        earned during period ........... $  3,801    $  3,980   $  3,344
Interest cost on accumulated
        benefit obligation .. ..........    7,954       7,818      7,369
Net amortization and deferral ..........     (155)       --         --
-------------------------------------------------------------------------
Postretirement benefit
        expense ........................ $ 11,600    $ 11,798   $ 10,713
-------------------------------------------------------------------------


The discount rates used to determine the accumulated postretirement benefit obligation at December 31, 1995 and 1994 were 7.0% and 8.5%, respectively.

  For measurement purposes, a 10% increase in the medical cost trend rate was assumed for 1995. This rate decreases incrementally to 5.5% by the year 2003 and will remain at that level thereafter. It is estimated that a 1% increase in the medical cost trend rate would increase the accumulated postretirement benefit obligation as of December 31, 1995 by $15.6 million and the postretirement benefit expense for 1995 by $1.8 million.

12. PENSION PLANS The company and certain foreign subsidiaries have non-contributory defined benefit pension plans covering substantially all of their employees. Benefits are based on years of service and, for salaried employees, final average earnings. The company funds its plans annually based upon a consistently applied formula which amortizes the unfunded liability adjusted for actuarial gains or losses. Assets of the plans are primarily fixed income instruments and publicly traded stocks.

  Pension costs were $20.2 million, $14.5 million and $14.6 million for the years 1995, 1994 and 1993, respectively. The following table sets forth the funded status of all pension plans for 1995 and 1994:


                                                     December 31, 1995                        December 31, 1994
-----------------------------------------------------------------------------------------------------------------------------
                                               Domestic Plans        Foreign Plans      Domestic Plans          Foreign Plans
                                          -----------------------------------------------------------------------------------
                                            Assets in   Accumulated                  Assets in    Accumulated
                                            excess of   benefits in                  excess of    benefits in
                                          accumulated     excess of                accumulated     excess of
                                             benefits        assets                   benefits        assets
-----------------------------------------------------------------------------------------------------------------------------
Actuarial present value of:
        Vested benefit obligation ........    $436,095     $239,263     $ 99,580      $371,028      $193,027     $ 84,482
-----------------------------------------------------------------------------------------------------------------------------
        Accumulated benefit obligation ...     460,842      253,140      100,534       385,892       203,857       85,400
-----------------------------------------------------------------------------------------------------------------------------
        Projected benefit obligation .....     552,794      259,044      135,480       438,914       206,555      115,405
Plan assets at fair value ................     505,942      215,493      137,281       429,140       170,861      122,785
-----------------------------------------------------------------------------------------------------------------------------
Projected benefit obligation in
        excess of (less than) plan assets       46,852       43,551       (1,801)        9,774        35,694       (7,380)
Unrecognized net gain (loss) .............     (40,346)        (730)     (23,465)      (11,872)       20,854      (15,193)
Unrecognized prior service cost ..........       2,441      (21,095)        (127)        2,655       (20,462)        (142)
Unrecognized transition asset (obligation)        (250)      (8,834)       2,789          (302)      (10,600)       3,382
Adjustment to recognize minimum liability         --         24,759         --            --           7,511         --
-----------------------------------------------------------------------------------------------------------------------------
Pension liability (asset) recorded on
        Balance Sheet ....................   $   8,697    $  37,651     $(22,604)      $   255      $ 32,997     $(19,333)
-----------------------------------------------------------------------------------------------------------------------------



At December 31, 1995 and 1994, the discount rates used to determine the pension benefit obligation were 7.0% and 8.5% for the U.S. plans and 8.0% and 9.0% for the foreign plans, respectively.

        The pension expense for these plans included the following components:


                                              1995         1994        1993
-----------------------------------------------------------------------------
Service cost-benefits earned
        during the period .............   $  20,643    $  24,869    $  20,936
Interest cost on projected
        benefit obligations ...........      64,548       59,889       56,133
Actual return on assets ...............    (155,838)      17,694     (120,589)
Net amortization
        and deferral ..................      90,824      (87,956)      58,075
-----------------------------------------------------------------------------
Total pension expense .................   $  20,177    $  14,496    $  14,555
-----------------------------------------------------------------------------



The salary progression rate for domestic plans was 5.5% for 1995, 1994 and 1993. The expected long-term rate of return on domestic plan assets was 9.5% for each year.

  For the foreign plans, the discount rates used to establish annual pension expense were 9.0%, 7.5%, and 9.5%, for 1995, 1994 and 1993, respectively. The salary progression rates were 7.0% for 1995, 5.5% for 1994 and 7.5% for 1993. The expected long-term rate of return on plan assets was 11.5% for each year.

  In 1994 the company withdrew from the retail paper bag business. As a result, the company recorded a plan curtailment charge of $1.0 million and special termination benefits of $1.8 million.

13. SUPPLEMENTAL CASH FLOW INFORMATION Cash paid for income taxes was $161.1 million in 1995, $32.4 million in 1994, and $26.1 million in 1993 (offset by a $64.7 million tax refund). Cash paid for interest, net of amounts capitalized, was $114.2 million in 1995, $110.3 million in 1994, and $129.3 million in 1993.

  The following table summarizes non-cash investing and financing activities related to the company's acquisitions in 1995, 1994 and 1993.


                                           1995     1994      1993
--------------------------------------------------------------------
Fair value of assets
        acquired ......................  $ 8,345   $32,788   $21,399
Less: cash paid .......................    7,115    25,006    11,855
--------------------------------------------------------------------
Liabilities incurred or
        assumed .......................  $ 1,230   $ 7,782   $ 9,544

--------------------------------------------------------------------



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

  The company has guaranteed loans of up to $20 million made by a financial institution to non-controlled entities. The guarantees have terms of 6 years or less and are secured by the borrowers' assets and stock.

15. SEGMENT INFORMATION Union Camp is a leading manufacturer of paper, packaging, chemicals and wood products serving both U.S. and international markets. The company derives approximately three fourths of its sales from paper and packaging products, such as linerboard, kraft paper, uncoated free sheet, corrugated containers, flexible packaging and folding cartons. The company's chemical business is involved in the manufacture of chemicals used in inks, coatings and adhesives, and through its Bush Boake Allen subsidiary, the manufacture of flavor, fragrance, and aroma chemicals. Chemicals comprise about a sixth of Union Camp's sales. The company also manages a woodlands base of over
1.5 million acres, supplying raw materials for our linerboard, packaging and paper making business, as well as for the manufacture of wood products.

  Operating results and other financial data are presented for the principal business segments of the company for the years ended December 31, 1995, 1994 and 1993. Total revenue and operating profit by business segment include both sales to customers, as reported in the company's consolidated income statement, and intersegment sales, which are accounted for at prices charged to customers and eliminated in consolidation. The amount of the elimination of intersegment profit on any product that remains in inventory at the end of the period is determined by changes in quantities of inventory and changes in the margins of profit.

  Operating profit by business segment is total revenue less operating expenses. In computing operating profit by business segment, none of the following items has been added or deducted: other income, portions of administrative expenses, interest expense, income taxes and unusual items.

  Identifiable assets by business segment are those assets used in company operations in each segment. Corporate assets are principally cash, intangible assets, deferred charges and assets held for resale. The company's real estate operation, Branigar, has been included within corporate items. Capital expenditures are reported exclusive of acquisitions.

  Total revenue and operating profit from the company's foreign subsidiaries were $504 million and $61 million in 1995, $417 million and $44 million in 1994, and $372 million and $31 million in 1993. No geographic area outside the United States was material relative to consolidated revenues, operating profits or identifiable assets.

  Export sales from the United States were $418 million in 1995, $247 million in 1994 and $209 million in 1993.


                                    Paper and    Packaging         Wood                    Corporate
                                   Paperboard    Products        Products       Chemical     Items     Consolidated
--------------------------------------------------------------------------------------------------------------------
1995
Sales to Customers .............   $1,714,009   $1,515,694     $   283,594    $ 666,794   $   31,618      $4,211,709
Intersegment Sales .............      852,589       11,317              71          150     (864,127)*          --
                                   ---------------------------------------------------------------------------------
Total Revenue ..................    2,566,598    1,527,011         283,665      666,944     (832,509)      4,211,709
Operating Profit ...............      736,509       52,416***       32,697       75,850      (67,370)**      830,102
Identifiable Assets ............    3,338,311      719,124         118,118      494,865      167,925       4,838,343
Depreciation & Cost of
        Company Timber Harvested      202,767       34,511          12,012       19,192        3,214         271,696
Capital Expenditures ...........      141,598       55,861          27,775       37,261        4,304         266,799
--------------------------------------------------------------------------------------------------------------------
1994
Sales to Customers .............   $1,123,530   $1,372,084      $  292,254    $ 575,770   $   32,187      $3,395,825
Intersegment Sales .............      697,959        7,367             135          153     (705,614)*          --
                                   ---------------------------------------------------------------------------------
Total Revenue ..................    1,821,489    1,379,451         292,389      575,923     (673,427)      3,395,825
Operating Profit ...............      182,234        9,335***       78,520       67,182      (62,771)**      274,500
Identifiable Assets ............    3,385,220      669,039         105,743      437,740      178,836       4,776,578
Depreciation & Cost of
        Company Timber Harvested      185,855       35,541          10,997       17,130        3,913         253,436
Capital Expenditures ...........      247,781       29,545          14,627       27,013        5,973         324,939
--------------------------------------------------------------------------------------------------------------------
1993
Sales to Customers .............   $1,057,100   $1,251,875      $  261,569    $ 517,090   $   32,787      $3,120,421
Intersegment Sales .............      594,126        6,513              24        1,647     (602,310)*          --
                                   ---------------------------------------------------------------------------------
Total Revenue ..................    1,651,226    1,258,388         261,593      518,737     (569,523)      3,120,421
Operating Profit ...............      101,482       29,483          69,080       48,931      (37,352)**      211,624
Identifiable Assets ............    3,320,737      668,069          97,492      389,208      209,527       4,685,033
Depreciation & Cost of
        Company Timber Harvested      175,470       35,514          10,708       16,535        4,656         242,883
Capital Expenditures                  228,859       32,948           7,392       38,813        2,101         310,113
--------------------------------------------------------------------------------------------------------------------


*   Elimination of Intersegment Sales.

** Includes intersegment eliminations and unallocated corporate, technology and engineering expenses of $61,491 in 1995, $50,725 in 1994, and $48,071 in
    1993.

*** The year 1995 includes a gain of $6,423 relating to the sale of the assets of a flexible packaging operation. Results for 1994 included a charge of $13,958 relating to the write down of the carrying value of these assets.

                          HISTORICAL DATA (1995-1985)
--------------------------------------------------------------------------------

                                                                          1995             1994            1993            1992
------------------------------------------------------------------------------------------------------------------------------------
Operating Results
        Net Sales ...............................................   $  4,211,709     $  3,395,825     $  3,120,421     $  3,064,358
        Costs and Other Charges .................................      3,381,607        3,121,325        2,908,797        2,883,782
------------------------------------------------------------------------------------------------------------------------------------
                Income From Operations ..........................        830,102          274,500          211,624          180,576
------------------------------------------------------------------------------------------------------------------------------------
        Interest Expense, net of capitalized interest ...........        113,705          109,172          124,911          136,240
        Other (Income)-Net ......................................        (14,460)         (29,836)*        (13,425)         (21,074)
------------------------------------------------------------------------------------------------------------------------------------
                Income Before Income Taxes, Minority
                        Interest, Extraordinary Item, and
                        Accounting Changes ......................        730,857          195,164          100,138           65,410
        Income Taxes ............................................        268,895           71,420           50,095           22,755
        Minority Interest, net of tax ...........................        (10,889)          (6,518)            --               --
        Extraordinary Item, net of tax ..........................           --               --               --             (7,228)
        Effect of Accounting Changes, net of tax ................           --             (3,716)            --             40,806
------------------------------------------------------------------------------------------------------------------------------------
                Net Income ......................................        451,073          113,510           50,043           76,233
------------------------------------------------------------------------------------------------------------------------------------
Per Common Share
        Net Income ...............................................          6.45             1.62             0.72             1.10
        Dividends ................................................          1.66             1.56             1.56             1.56
        Stockholders' Equity .....................................         30.71            26.23            26.00            27.01
------------------------------------------------------------------------------------------------------------------------------------
Financial Position
        Current Assets ...........................................     1,033,817          951,133          910,718        1,016,117
        Current Liabilities ......................................       574,113          883,924          909,372          892,115
------------------------------------------------------------------------------------------------------------------------------------
        Working Capital ..........................................       459,704           67,209            1,346          124,002
        Total Assets .............................................     4,838,343        4,776,578        4,685,033        4,745,197
------------------------------------------------------------------------------------------------------------------------------------
        Long-Term Debt ...........................................     1,197,536        1,252,249        1,244,907        1,289,706
        Deferred Income Taxes ....................................       709,850          605,643          583,155          553,871
        Stockholders' Equity .....................................     2,121,692        1,836,321        1,815,848        1,881,878
------------------------------------------------------------------------------------------------------------------------------------
        Percent of Long-Term Debt to Total Capital ...............          29.7%            33.9%            34.2%            34.6%
------------------------------------------------------------------------------------------------------------------------------------
Additional Data
        Cash Provided by Operations ..............................       750,222          368,502          418,420          268,865
        Capital Expenditures (excluding acquisitions) ............       266,799          324,939          310,113          219,654
        Depreciation & Cost of
                Company Timber Harvested .........................       271,696          253,436          242,883          237,531
        Tons Sold-Paper & Paperboard Products ....................     3,485,221        3,452,604        3,291,255        3,242,511
        Average Shares of Common Stock Outstanding ...............    69,940,397       69,954,082       69,740,458       69,604,174
------------------------------------------------------------------------------------------------------------------------------------


Includes $34.7 million pre-tax gain on sale of minority interest in Bush Boake Allen

                           HISTORICAL DATA CONTINUED
--------------------------------------------------------------------------------

                                                                                ($ in thousands, except per share)
        1991             1990             1989             1988             1987             1986             1985
------------------------------------------------------------------------------------------------------------------
$  2,967,138     $  2,839,704     $  2,761,337     $  2,660,918     $  2,361,684     $  2,092,247     $  1,865,871
   2,692,148        2,469,017        2,266,561        2,167,264        1,979,788        1,844,957        1,697,109
------------------------------------------------------------------------------------------------------------------
     274,990          370,687          494,776          493,654          381,896          247,290          168,762
------------------------------------------------------------------------------------------------------------------
      81,750           31,228           47,800           50,527           61,294           59,702           63,771
     (11,748)         (26,559)         (22,302)         (24,882)         (22,272)         (18,756)         (17,701)
------------------------------------------------------------------------------------------------------------------


     204,988          366,018          469,278          468,009          342,874          206,344          122,692
      76,978          136,427          169,878          172,863          135,391           76,410           27,600
        --               --               --               --               --               --               --
      (3,220)            --               --               --               --               --               --
        --               --               --               --               --               --               --
------------------------------------------------------------------------------------------------------------------
     124,790          229,591          299,400          295,146          207,483          129,934           95,092
------------------------------------------------------------------------------------------------------------------
        1.80             3.35             4.35             4.25             2.83             1.77             1.30
        1.56             1.54             1.42             1.22             1.14             1.09             1.09
       27.88            27.60            25.47            22.66            20.24            18.62            17.92
------------------------------------------------------------------------------------------------------------------

     909,990          859,532          721,195          769,323          753,683          626,481          514,534
     764,916          642,776          366,962          326,079          295,618          275,665          344,996
------------------------------------------------------------------------------------------------------------------
     145,074          216,756          354,233          443,244          458,065          350,816          169,538
   4,697,714        4,403,354        3,413,862        3,094,414        2,919,115        2,776,602        2,660,609
------------------------------------------------------------------------------------------------------------------
   1,348,157        1,221,597          690,149          627,928          632,706          651,539          592,464
     627,120          589,477          581,835          581,080          538,774          478,829          408,057
   1,936,256        1,910,643        1,754,524        1,559,327        1,452,017        1,370,569        1,315,092
------------------------------------------------------------------------------------------------------------------
        34.5%            32.8%            22.8%            22.7%            24.1%            26.1%            25.6%
------------------------------------------------------------------------------------------------------------------

     375,041          386,036          526,685          518,978          447,261          336,661          279,184
     482,638          934,452          556,268          358,671          188,587          212,789          238,958

     209,120          217,416          204,572          190,611          180,015          168,457          152,064
   3,004,980        2,835,549        2,726,105        2,733,205        2,675,541        2,656,920        2,328,558
  69,270,992       68,550,315       68,836,229       69,433,734       73,391,106       73,533,126       73,328,341
------------------------------------------------------------------------------------------------------------------