Form 10-K405/A, Exhibit 13
period 1995-12-31
UNION CAMP CORP
filed 1996-07-02
CIK 100783

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


FINANCIAL POSITION, LIQUIDITY AND CAPITAL RESOURCES

The company further strengthened its balance sheet in 1995. Net working capital (the excess of current assets over current liabilities) was $414 million at year-end 1995 compared with $67 million at the end of 1994. The increase was primarily the result of a $280 million reduction in short-term borrowings. The company's current ratio was 1.7 at year-end 1995 compared with 1.0 at the end of 1994 and 1993. Stockholders' equity at year-end 1995 was $2.1 billion, or $30.71 per share, an increase of 17% per share over 1994.

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

  From time to time, supplemental financing is necessary and the company's strong financial condition provides substantial additional debt capacity. The ratio of long-term debt to total capital employed (the sum of long-term debt, deferred taxes and stockholders' equity) was 28.9% at year-end 1995 compared to 33.9% at the end of 1994. Total debt to total capital dropped from 41.2% at year-end 1994 to 32.2% at December 31, 1995.

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


($ in millions)                                       1995       1994       1993
- --------------------------------------------------------------------------------
Plant and Equipment
        (excludes acquisitions):
        Expansion &
         Cost Reduction .......................       $137       $172       $119
        Replacement & Other ...................         88        110        165
        Capitalized Interest ..................          9         22          8
Timberlands (acquisition
 & regeneration) ..............................         33         21         18
- --------------------------------------------------------------------------------
Total .........................................       $267       $325       $310
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

QUARTERLY INFORMATION

                                                                             ($ in thousands, except share and per share)
- -------------------------------------------------------------------------------------------------------------------------
                                                    Net Income Before
                                                    Accounting Change                                      Stock Price*
                                         Gross    -------------------   Net     Income      Dividends    -----------------
                         Net Sales      Profit      Amount Per Share  Income   Per Share    Per Share     High       Low
- -------------------------------------------------------------------------------------------------------------------------
1995 Fourth Quarter ....$1,007,774   $  295,185   $ 83,169  $1.20   $ 83,169   $1.20        $0.45       $58 1/2   $45 3/4
     Third Quarter ....  1,073,494      386,395    129,746   1.85    129,746    1.85         0.41        61 1/4    54 5/8
     Second Quarter .....1,109,295      404,132    133,151   1.90    133,151    1.90         0.41        58 1/4    47 7/8
     First Quarter ......1,021,146      345,496    105,007   1.50    105,007    1.50         0.39        52 3/8    46 5/8
- -------------------------------------------------------------------------------------------------------------------------
1994 Fourth Quarter ....$  922,231   $  265,801   $ 58,319  $0.83   $ 58,319   $0.83        $0.39       $50       $44 3/8
     Third Quarter ......  856,271      194,961     21,733   0.31     21,733    0.31         0.39        50 7/8    45
     Second Quarter .....  827,217      181,013     25,906   0.37     25,906    0.37         0.39        48 3/8    42 1/4
     First Quarter .....   790,106      164,451     11,268   0.16      7,552    0.11         0.39        50 3/4    43 7/8
- -------------------------------------------------------------------------------------------------------------------------
1993 Fourth Quarter ....$  793,778   $  181,121   $ 17,552  $0.25   $ 17,552   $0.25        $0.39       $48 1/2   $38 3/4
     Third Quarter ....    778,708      171,674      4,881   0.07      4,881    0.07         0.39        46 3/8    41 1/8
     Second Quarter ..     786,481      181,072     15,091   0.22     15,091    0.22         0.39        46 3/8    41 1/2
     First Quarter ....    761,454      169,755     12,519   0.18     12,519    0.18         0.39        49 1/8    41 1/8
- -------------------------------------------------------------------------------------------------------------------------


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

                       REPORT OF INDEPENDENT ACCOUNTANTS
- --------------------------------------------------------------------------------

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

Price Waterhouse LLP
Morristown, New Jersey
February 7, 1996

                              CONSOLIDATED INCOME
- --------------------------------------------------------------------------------

                                                                               ($ in thousands, except per share)
For The Years Ended December 31,                                                      1995           1994           1993
- ------------------------------------------------------------------------------------------------------------------------
Net sales ..................................................................   $ 4,211,709    $ 3,395,825    $ 3,120,421
Costs and other charges:
        Costs of products sold .............................................     2,729,479      2,524,844      2,360,298
        Selling and administrative expenses ................................       386,855        329,087        305,616
        Depreciation and cost of company timber harvested ..................       271,696        253,436        242,883
        Other operating (income) expense ...................................        (6,423)        13,958           --
- ------------------------------------------------------------------------------------------------------------------------
                Income from operations .....................................       830,102        274,500        211,624
- ------------------------------------------------------------------------------------------------------------------------
Interest expense, net of capitalized interest ..............................       113,705        109,172        124,911
Gain on sale of minority interest ..........................................          --          (34,698)          --
Other (income) expense-net .................................................       (14,460)         4,862        (13,425)
- ------------------------------------------------------------------------------------------------------------------------
                Income before income taxes, minority interest and cumulative
                        effect of accounting change ........................       730,857        195,164        100,138
- ------------------------------------------------------------------------------------------------------------------------
Income taxes ...............................................................       268,895         71,420         50,095
- ------------------------------------------------------------------------------------------------------------------------
Minority interest, net of tax ..............................................        10,889          6,518           --
- ------------------------------------------------------------------------------------------------------------------------
                Net income before cumulative effect of accounting change ...       451,073        117,226         50,043
- ------------------------------------------------------------------------------------------------------------------------
Cumulative effect of accounting change, net of tax .........................          --           (3,716)          --
- ------------------------------------------------------------------------------------------------------------------------
                Net income .................................................   $   451,073    $   113,510    $    50,043
- ------------------------------------------------------------------------------------------------------------------------
Earnings per share:
                Net income before cumulative effect of accounting
                        change .............................................   $      6.45    $      1.67    $      0.72
                Cumulative effect of accounting change .....................          --            (0.05)          --
- ------------------------------------------------------------------------------------------------------------------------
                Net income per share .......................................   $      6.45    $      1.62    $      0.72
- ------------------------------------------------------------------------------------------------------------------------



See the accompanying notes to consolidated financial statements

                           CONSOLIDATED BALANCE SHEET
- --------------------------------------------------------------------------------

                                                                                                                    ($ in thousands)
December 31,                                                                                            1995                    1994
- ------------------------------------------------------------------------------------------------------------------------------------
Assets
Current Assets
Cash and cash equivalents ............................................................           $    30,332            $    13,256
Receivables-net ......................................................................               489,967                469,584
Inventories ..........................................................................               468,717                413,809
Other ................................................................................                44,801                 54,484
- ------------------------------------------------------------------------------------------------------------------------------------
                                                                                                   1,033,817                951,133
- ------------------------------------------------------------------------------------------------------------------------------------
Property
Plant and equipment, at cost .........................................................             6,304,113              6,175,539
Less: accumulated depreciation .......................................................             2,918,963              2,745,017
- ------------------------------------------------------------------------------------------------------------------------------------
                                                                                                   3,385,150              3,430,522
Timberlands, less cost of company timber harvested ...................................               274,935                254,458
- ------------------------------------------------------------------------------------------------------------------------------------
                                                                                                   3,660,085              3,684,980
- ------------------------------------------------------------------------------------------------------------------------------------
Other Assets .........................................................................               144,441                140,465
- ------------------------------------------------------------------------------------------------------------------------------------
                Total Assets .........................................................           $ 4,838,343            $ 4,776,578
- ------------------------------------------------------------------------------------------------------------------------------------
Liabilities and Stockholders' Equity
Current Liabilities
Current installments of long-term debt ...............................................           $    43,926            $    35,899
Notes payable ........................................................................               148,526                373,384
Accounts payable .....................................................................               220,243                246,050
Other accrued liabilities ............................................................               174,432                190,879
Income and other taxes ...............................................................                32,986                 37,712
- ------------------------------------------------------------------------------------------------------------------------------------
                                                                                                     620,113                883,924
- ------------------------------------------------------------------------------------------------------------------------------------
Long-Term Debt .......................................................................             1,151,536              1,252,249
- ------------------------------------------------------------------------------------------------------------------------------------
Deferred Income Taxes ................................................................               709,850                605,643
- ------------------------------------------------------------------------------------------------------------------------------------
Other Liabilities and Minority Interest ..............................................               235,152                198,441
- ------------------------------------------------------------------------------------------------------------------------------------
Stockholders' Equity
Common stock-par value $1.00 per share ...............................................                69,078                 70,012
Capital in excess of par value .......................................................                38,344                 87,897
Other equity adjustments .............................................................               (13,744)               (14,661)
Retained earnings ....................................................................             2,028,014              1,693,073
- ------------------------------------------------------------------------------------------------------------------------------------
Shares outstanding, 1995-69,078,078, 1994-70,011,944
                Stockholders' Equity-Net .............................................             2,121,692              1,836,321
- ------------------------------------------------------------------------------------------------------------------------------------
                Total Liabilities and Stockholders' Equity ...........................           $ 4,838,343            $ 4,776,578
- ------------------------------------------------------------------------------------------------------------------------------------



See the accompanying notes to consolidated financial statements

                      CONSOLIDATED STATEMENT OF CASH FLOWS
- --------------------------------------------------------------------------------

                                                                                                      ($ in thousands)
For The Years Ended December 31,                                                      1995          1994          1993
- ----------------------------------------------------------------------------------------------------------------------
Cash (Used For) Provided By Operations:
        Net income ..........................................................  $   451,073    $  113,510   $    50,043
        Adjustments to reconcile net income to cash
        provided by operations:
                Depreciation, amortization and cost of company
                        timber harvested ....................................      287,738       270,850       261,518
                Deferred income taxes .......................................      105,899        27,268        33,838
                Gain on sale of minority interest ...........................         --         (34,698)         --
                Asset write down and business disposal ......................       (6,423)       25,676          --
                Other .......................................................       16,650        13,190        (6,744)
        Changes in operational assets and liabilities:
                Receivables .................................................      (23,000)      (80,593)       42,083
                Inventories .................................................      (55,325)       15,880        (3,382)
                Other assets ................................................       (3,637)        5,175         7,264
                Accounts payable, taxes and other liabilities ...............      (22,753)       12,244        33,800
- ----------------------------------------------------------------------------------------------------------------------
                                Cash Provided by Operations .................      750,222       368,502       418,420
- ----------------------------------------------------------------------------------------------------------------------
Cash (Used For) Provided By Investment Activities:
        Capital expenditures ................................................     (266,799)     (324,939)     (310,113)
        Payments for acquired businesses ....................................       (7,115)      (25,006)      (11,855)
        Proceeds from sale of businesses-net ................................       36,133         8,239        34,451
        Proceeds from sale of assets ........................................       18,480        19,114        27,612
        Proceeds from sale of minority interest .............................         --          88,983          --
        Other ...............................................................      (11,306)       10,311        17,818
- ----------------------------------------------------------------------------------------------------------------------
                                Cash Used For Investment Activities .........     (230,607)     (223,298)     (242,087)
- ----------------------------------------------------------------------------------------------------------------------
Cash (Used For) Provided By Financing Activities:
        Proceeds from issuance of long-term debt ............................       22,625        61,725        21,278
        Repayments of long-term debt ........................................      (69,338)      (65,574)     (117,588)
        Common stock repurchases ............................................      (59,614)         --            --
        Change in short-term notes payable ..................................     (279,999)      (57,596)          310
        Dividends paid ......................................................     (116,132)     (109,137)     (108,807)
- ----------------------------------------------------------------------------------------------------------------------
                                Cash Used For Financing Activities ..........     (502,458)     (170,582)     (204,807)
- ----------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash .....................................          (81)          347          (922)
- ----------------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents ............................       17,076       (25,031)      (29,396)
        Balance at beginning of year ........................................       13,256        38,287        67,683
- ----------------------------------------------------------------------------------------------------------------------
        Balance at end of year ..............................................    $  30,332     $  13,256     $  38,287
- ----------------------------------------------------------------------------------------------------------------------



See the accompanying notes to consolidated financial statements

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- --------------------------------------------------------------------------------
                       ($ in thousands, except per share)

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

Capitalized Interest: Interest is capitalized on major capital expenditures during the period of construction. Total interest costs incurred and amounts capitalized were:


                                 1995             1994            1993
- ------------------------------------------------------------------------
Total interest ..............  $ 122,572        $ 130,800      $ 133,117
Interest capitalized ........     (8,867)         (21,628)        (8,206)
- ------------------------------------------------------------------------
Net interest expense ........  $ 113,705        $ 109,172      $ 124,911
- ------------------------------------------------------------------------


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

5. SUPPLEMENTAL BALANCE SHEET INFORMATION

December 31,                                      1995     1994
- -------------------------------------------------------------------
Receivables
Trade ...................................    $ 466,786    $434,277
Other ...................................       39,647      51,826
- ------------------------------------------------------------------
                                               506,433     486,103
- ------------------------------------------------------------------
Less estimated doubtful accounts,
        discounts and allowances ........       16,466       16,519
- -------------------------------------------------------------------
                Net .....................     $489,967     $469,584
- -------------------------------------------------------------------


December 31,                                    1995         1994
- -------------------------------------------------------------------
Inventories
Finished goods ..........................    $ 242,732   $  197,086
Raw materials ...........................      109,181       98,884
Supplies ................................      116,804      117,839
- -------------------------------------------------------------------
                Total ...................    $ 468,717   $  413,809
- -------------------------------------------------------------------


At December 31, 1995 and 1994, finished goods and raw materials totaling $217.9 million and $196.8 million, respectively, were valued at LIFO cost. The excess of current cost over LIFO value was $101.0 million and $78.9 million in 1995 and 1994, respectively.

December 31,                                              1995             1994
- --------------------------------------------------------------------------------
Other Current Assets
Short-term timber leases ...................        $   19,484        $   14,154
Prepayments ................................            24,028            19,414
Assets held for resale .....................             1,289            20,916
- --------------------------------------------------------------------------------
                Total ......................        $   44,801        $   54,484
- --------------------------------------------------------------------------------
Plant and Equipment, at cost
Land .......................................        $   35,768        $   35,435
Buildings and
        improvements .......................           533,236           535,242
Machinery and equipment ....................         5,620,303         5,380,959
Construction-in-progress ...................           114,806           223,903
- --------------------------------------------------------------------------------
                Total ......................        $6,304,113        $6,175,539
- --------------------------------------------------------------------------------

At December 31, 1995, property (principally machinery and equipment) having an original cost of approximately $381 million and a net book value of $169 million is pledged against lease obligations and notes payable to industrial development authorities (see Note 6). These obligations and notes payable have outstanding long-term balances totaling approximately $333 million.


December 31,                                            1995            1994
- --------------------------------------------------------------------------------
Other Assets
Deferred pre-start-up .............................  $ 12,891         $ 22,502
Goodwill ..........................................    15,264           21,796
Pension assets ....................................    47,035           26,807
Other intangibles .................................    18,256           16,774
Investments in affiliates                              27,192           24,465
Other .............................................    23,803           28,121
- --------------------------------------------------------------------------------
                Total .............................  $144,441         $140,465
- --------------------------------------------------------------------------------


Short-Term Debt: Included in Notes Payable at December 31, 1995 and 1994 were $90 million and $340 million, respectively, of commercial paper borrowings. The weighted average interest rate on these borrowings for the years 1995 and 1994 were 6.1% and 4.4%, respectively.

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

December 31,                                   1995          1994
- --------------------------------------------------------------------------------
Other Accrued Liabilities
Payrolls ..............................           $   64,329         $   61,557
Interest ..............................               27,685             28,219
Other .................................               82,418            101,103
- --------------------------------------------------------------------------------
                Total .................           $  174,432         $  190,879
- --------------------------------------------------------------------------------

Other Liabilities and Minority Interest
Postretirement and
        postemployment benefits .......           $  116,461         $  111,845
Minority interest .....................               74,917             64,178
Minimum pension liability .............               24,759              7,511
Other .................................               19,015             14,907
- --------------------------------------------------------------------------------
                Total .................           $  235,152         $  198,441
- --------------------------------------------------------------------------------

6. LONG-TERM DEBT

December 31,                                             1995            1994
- --------------------------------------------------------------------------------
Sinking fund debentures:
        8 5/8% due 1997-2016 ..........              $   51,974       $   52,160
        10% due 2000-2019 .............                 100,000          100,000
        9 1/4% due 2002-2021 ..........                 117,780          125,000
Debentures 9 1/2% due 2002 ............                 100,000          100,000
Debentures 9 1/4% due 2011 ............                 124,800          125,000
Debentures 8 1/2% due 2022 ............                 100,000          100,000
Notes 7 3/8% due 1999 .................                  50,000           50,000
Medium-term notes due
        1997-2001; 7.5% to 9.54%;
        weighted average rate 9.12% ...                 168,000          206,000
Industrial Development Revenue
        Bonds; due 2001-2026; 5.0%
        to 8.0%; weighted average
        rate 5.99% ....................                  42,636           43,676
Pollution Control Revenue Bonds
        due 1997-2024; 4.3% to 7.45%;
        weighted average rate 6.52% ...                 290,510          291,125
Other notes due 1997-2004 .............                   5,836           13,288
Commercial Paper ......................                     -0-           46,000
- --------------------------------------------------------------------------------
                Total .................              $1,151,536       $1,252,249
- --------------------------------------------------------------------------------

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

  At December 31, 1995, the company had an outstanding interest rate swap agreement the purpose of which is to convert $46 million of floating rate commercial paper to fixed rate debt. The effective interest rate on these commercial paper borrowings was 8.08%, inclusive of the net effect of the interest rate swap. The swap agreement is based on a declining principal balance schedule which terminates in April, 2000. The differential between fixed and floating rate obligations is accrued as interest rates change and is charged or credited to interest expense over the life of the agreement. Cash settlements are payable semi-annually. The counterparty has a Moody's credit rating of AA.

8. STOCKHOLDERS' EQUITY



                                                                    Capital In                       Other
                                                            Common   Excess of       Retained        Equity
                                                            Stock    Par Value       Earnings        Adjustments
- -----------------------------------------------------------------------------------------------------------------
Balance, December 31, 1992 ..........................   $    69,664    $    75,908    $ 1,747,464    $   (11,158)
        Net Income ..................................          --             --           50,043           --
        Cash dividends ($1.56 per share) ............          --             --         (108,807)          --
        Issuance of stock for options and award plans           169          5,583           --              758
        Foreign currency translation ................          --             --             --          (13,776)
- -----------------------------------------------------------------------------------------------------------------
Balance, December 31, 1993 ..........................        69,833         81,491      1,688,700        (24,176)
        Net Income ..................................          --             --          113,510           --
        Cash dividends ($1.56 per share) ............          --             --         (109,137)          --
        Issuance of stock for options and award plans           179          6,406           --              253
        Foreign currency translation ................          --             --             --            9,262
- -----------------------------------------------------------------------------------------------------------------
Balance, December 31, 1994 ..........................        70,012         87,897      1,693,073        (14,661)
        Net Income ..................................          --             --          451,073           --
        Cash dividends ($1.66 per share) ............          --             --         (116,132)          --
        Common stock repurchases ....................        (1,152)       (58,462)          --             --
        Issuance of stock for options and award plans           218          8,909           --             (203)
        Foreign currency translation ................          --             --             --            1,120
- -----------------------------------------------------------------------------------------------------------------
Balance, December 31, 1995 ..........................   $    69,078    $    38,344    $ 2,028,014    $   (13,744)
- -----------------------------------------------------------------------------------------------------------------



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



9. INCOME TAXES  The provision for income taxes is comprised of the following:

                                   1995       1994        1993
- ---------------------------------------------------------------
Current:
        Federal .............   $124,937   $ 31,744   $ 14,180
        State and local .....     21,880      3,652     (3,639)
        Foreign .............     16,179      8,756      5,716
                                 162,996     44,152     16,257
Deferred:
        Federal .............   $ 96,601   $ 22,005   $ 27,317
        State ...............      6,477      1,827      3,944
        Foreign .............      2,821      3,436      2,577
- ---------------------------------------------------------------
                                 105,899     27,268     33,838
- ---------------------------------------------------------------
                Total .......   $268,895   $ 71,420   $ 50,095
- ---------------------------------------------------------------


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

  The cumulative deferred tax liability at December 31, 1995 and 1994 was $709.9 million and $605.6 million, respectively. The significant components of these liabilities (assets) are as follows:

December 31,                                                     1995           1994
- ------------------------------------------------------------------------------------
Deferred federal taxes:
        Accelerated depreciation ...........................   $685,155   $  657,732
        Alternative minimum tax ............................    (44,355)    (104,404)
        Postretirement benefits ............................    (39,651)     (38,297)
        Other ..............................................     24,588       14,904
- ------------------------------------------------------------------------------------
                Total deferred federal taxes ...............    625,737      529,935
- ------------------------------------------------------------------------------------
Deferred state taxes .......................................     63,383       56,906
Deferred foreign taxes .....................................     20,730       18,802
- ------------------------------------------------------------------------------------
                Total deferred taxes .......................   $709,850   $  605,643
- ------------------------------------------------------------------------------------


A detailed analysis of the effective tax rate is as follows:

                                                                   1995         1994          1993
- -----------------------------------------------------------------------------------------------------
Statutory federal tax rate .................................       35.0%        35.0%           35.0%
State taxes (net of federal
        tax impact) ........................................        2.8          2.2             2.6
Foreign income taxes .......................................       (0.3)        (0.8)           (1.2)
Rate change ................................................       --           --              15.0
Other ......................................................       (0.7)         0.2            (1.4)
- -----------------------------------------------------------------------------------------------------
Effective rate .............................................       36.8%        36.6%           50.0%
- -----------------------------------------------------------------------------------------------------


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


                                            1995             1994         1993
- ---------------------------------------------------------------------------------
Options outstanding
        beginning of year ..............    3,213,253     2,894,638     2,517,119
                Granted-$45.00 to
                        $50.06 per share      664,400       581,316       617,860
                Exercised-$25.38 to
                        $45.63 per share     (197,637)     (176,550)     (177,605)
                Canceled-$25.38 to
                        $46.06 per share      (97,390)      (86,151)      (62,736)
- ---------------------------------------------------------------------------------
Options outstanding
        end of year ....................    3,582,626     3,213,253     2,894,638
- ---------------------------------------------------------------------------------


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

  The components of the Accumulated Postretirement Benefit Obligation (APBO) as of December 31, 1995 and 1994 are as follows:


                                                  1995          1994
- ---------------------------------------------------------------------
Retirees ....................................  $  63,179    $  63,202
Fully eligible active
        plan participants ...................      9,095        9,630
Other active plan participants                    46,826       29,426
- ---------------------------------------------------------------------
                                                 119,100      102,258
Unrecognized net gain (loss) ................     (5,812)       6,851
- ---------------------------------------------------------------------
Accrued postretirement
        benefit obligation ..................   $113,288    $ 109,109
- ---------------------------------------------------------------------



The components of the postretirement benefit expense for the years 1995, 1994 and 1993 are as follows:


                                            1995        1994       1993
- -------------------------------------------------------------------------
Service cost-benefits
        earned during period ........... $  3,801    $  3,980   $  3,344
Interest cost on accumulated
        benefit obligation .. ..........    7,954       7,818      7,369
Net amortization and deferral ..........     (155)       --         --
- -------------------------------------------------------------------------
Postretirement benefit
        expense ........................ $ 11,600    $ 11,798   $ 10,713
- -------------------------------------------------------------------------


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


                                                     December 31, 1995                        December 31, 1994
- -----------------------------------------------------------------------------------------------------------------------------
                                               Domestic Plans        Foreign Plans      Domestic Plans          Foreign Plans
                                          -----------------------------------------------------------------------------------
                                            Assets in   Accumulated                  Assets in    Accumulated
                                            excess of   benefits in                  excess of    benefits in
                                          accumulated     excess of                accumulated     excess of
                                             benefits        assets                   benefits        assets
- -----------------------------------------------------------------------------------------------------------------------------
Actuarial present value of:
        Vested benefit obligation ........    $436,095     $239,263     $ 99,580      $371,028      $193,027     $ 84,482
- -----------------------------------------------------------------------------------------------------------------------------
        Accumulated benefit obligation ...     460,842      253,140      100,534       385,892       203,857       85,400
- -----------------------------------------------------------------------------------------------------------------------------
        Projected benefit obligation .....     552,794      259,044      135,480       438,914       206,555      115,405
Plan assets at fair value ................     505,942      215,493      137,281       429,140       170,861      122,785
- -----------------------------------------------------------------------------------------------------------------------------
Projected benefit obligation in
        excess of (less than) plan assets       46,852       43,551       (1,801)        9,774        35,694       (7,380)
Unrecognized net gain (loss) .............     (40,346)        (730)     (23,465)      (11,872)       20,854      (15,193)
Unrecognized prior service cost ..........       2,441      (21,095)        (127)        2,655       (20,462)        (142)
Unrecognized transition asset (obligation)        (250)      (8,834)       2,789          (302)      (10,600)       3,382
Adjustment to recognize minimum liability         --         24,759         --            --           7,511         --
- -----------------------------------------------------------------------------------------------------------------------------
Pension liability (asset) recorded on
        Balance Sheet ....................   $   8,697    $  37,651     $(22,604)      $   255      $ 32,997     $(19,333)
- -----------------------------------------------------------------------------------------------------------------------------



At December 31, 1995 and 1994, the discount rates used to determine the pension benefit obligation were 7.0% and 8.5% for the U.S. plans and 8.0% and 9.0% for the foreign plans, respectively.

        The pension expense for these plans included the following components:


                                              1995         1994        1993
- -----------------------------------------------------------------------------
Service cost-benefits earned
        during the period .............   $  20,643    $  24,869    $  20,936
Interest cost on projected
        benefit obligations ...........      64,548       59,889       56,133
Actual return on assets ...............    (155,838)      17,694     (120,589)
Net amortization
        and deferral ..................      90,824      (87,956)      58,075
- -----------------------------------------------------------------------------
Total pension expense .................   $  20,177    $  14,496    $  14,555
- -----------------------------------------------------------------------------



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

  The following table summarizes non-cash investing and financing activities related to the company's acquisitions in 1995, 1994 and 1993.


                                           1995     1994      1993
- --------------------------------------------------------------------
Fair value of assets
        acquired ......................  $ 8,345   $32,788   $21,399
Less: cash paid .......................    7,115    25,006    11,855
- --------------------------------------------------------------------
Liabilities incurred or
        assumed .......................  $ 1,230   $ 7,782   $ 9,544

- --------------------------------------------------------------------



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


                                    Paper and    Packaging         Wood                    Corporate
                                   Paperboard    Products        Products       Chemical     Items     Consolidated
- --------------------------------------------------------------------------------------------------------------------
1995
Sales to Customers .............   $1,714,009   $1,515,694     $   283,594    $ 666,794   $   31,618      $4,211,709
Intersegment Sales .............      852,589       11,317              71          150     (864,127)*          --
                                   ---------------------------------------------------------------------------------
Total Revenue ..................    2,566,598    1,527,011         283,665      666,944     (832,509)      4,211,709
Operating Profit ...............      736,509       52,416***       32,697       75,850      (67,370)**      830,102
Identifiable Assets ............    3,338,311      719,124         118,118      494,865      167,925       4,838,343
Depreciation & Cost of
        Company Timber Harvested      202,767       34,511          12,012       19,192        3,214         271,696
Capital Expenditures ...........      141,598       55,861          27,775       37,261        4,304         266,799
- --------------------------------------------------------------------------------------------------------------------
1994
Sales to Customers .............   $1,123,530   $1,372,084      $  292,254    $ 575,770   $   32,187      $3,395,825
Intersegment Sales .............      697,959        7,367             135          153     (705,614)*          --
                                   ---------------------------------------------------------------------------------
Total Revenue ..................    1,821,489    1,379,451         292,389      575,923     (673,427)      3,395,825
Operating Profit ...............      182,234        9,335***       78,520       67,182      (62,771)**      274,500
Identifiable Assets ............    3,385,220      669,039         105,743      437,740      178,836       4,776,578
Depreciation & Cost of
        Company Timber Harvested      185,855       35,541          10,997       17,130        3,913         253,436
Capital Expenditures ...........      247,781       29,545          14,627       27,013        5,973         324,939
- --------------------------------------------------------------------------------------------------------------------
1993
Sales to Customers .............   $1,057,100   $1,251,875      $  261,569    $ 517,090   $   32,787      $3,120,421
Intersegment Sales .............      594,126        6,513              24        1,647     (602,310)*          --
                                   ---------------------------------------------------------------------------------
Total Revenue ..................    1,651,226    1,258,388         261,593      518,737     (569,523)      3,120,421
Operating Profit ...............      101,482       29,483          69,080       48,931      (37,352)**      211,624
Identifiable Assets ............    3,320,737      668,069          97,492      389,208      209,527       4,685,033
Depreciation & Cost of
        Company Timber Harvested      175,470       35,514          10,708       16,535        4,656         242,883
Capital Expenditures                  228,859       32,948           7,392       38,813        2,101         310,113
- --------------------------------------------------------------------------------------------------------------------


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

                          HISTORICAL DATA (1995-1985)
- --------------------------------------------------------------------------------

                                                                          1995             1994            1993            1992
- ------------------------------------------------------------------------------------------------------------------------------------
Operating Results
        Net Sales ...............................................   $  4,211,709     $  3,395,825     $  3,120,421     $  3,064,358
        Costs and Other Charges .................................      3,381,607        3,121,325        2,908,797        2,883,782
- ------------------------------------------------------------------------------------------------------------------------------------
                Income From Operations ..........................        830,102          274,500          211,624          180,576
- ------------------------------------------------------------------------------------------------------------------------------------
        Interest Expense, net of capitalized interest ...........        113,705          109,172          124,911          136,240
        Other (Income)-Net ......................................        (14,460)         (29,836)*        (13,425)         (21,074)
- ------------------------------------------------------------------------------------------------------------------------------------
                Income Before Income Taxes, Minority
                        Interest, Extraordinary Item, and
                        Accounting Changes ......................        730,857          195,164          100,138           65,410
        Income Taxes ............................................        268,895           71,420           50,095           22,755
        Minority Interest, net of tax ...........................        (10,889)          (6,518)            --               --
        Extraordinary Item, net of tax ..........................           --               --               --             (7,228)
        Effect of Accounting Changes, net of tax ................           --             (3,716)            --             40,806
- ------------------------------------------------------------------------------------------------------------------------------------
                Net Income ......................................        451,073          113,510           50,043           76,233
- ------------------------------------------------------------------------------------------------------------------------------------
Per Common Share
        Net Income ...............................................          6.45             1.62             0.72             1.10
        Dividends ................................................          1.66             1.56             1.56             1.56
        Stockholders' Equity .....................................         30.71            26.23            26.00            27.01
- ------------------------------------------------------------------------------------------------------------------------------------
Financial Position
        Current Assets ...........................................     1,033,817          951,133          910,718        1,016,117
        Current Liabilities ......................................       620,113          883,924          909,372          892,115
- ------------------------------------------------------------------------------------------------------------------------------------
        Working Capital ..........................................       413,704           67,209            1,346          124,002
        Total Assets .............................................     4,838,343        4,776,578        4,685,033        4,745,197
- ------------------------------------------------------------------------------------------------------------------------------------
        Long-Term Debt ...........................................     1,151,536        1,252,249        1,244,907        1,289,706
        Deferred Income Taxes ....................................       709,850          605,643          583,155          553,871
        Stockholders' Equity .....................................     2,121,692        1,836,321        1,815,848        1,881,878
- ------------------------------------------------------------------------------------------------------------------------------------
        Percent of Long-Term Debt to Total Capital ...............          28.9%            33.9%            34.2%            34.6%
- ------------------------------------------------------------------------------------------------------------------------------------
Additional Data
        Cash Provided by Operations ..............................       750,222          368,502          418,420          268,865
        Capital Expenditures (excluding acquisitions) ............       266,799          324,939          310,113          219,654
        Depreciation & Cost of
                Company Timber Harvested .........................       271,696          253,436          242,883          237,531
        Tons Sold-Paper & Paperboard Products ....................     3,485,221        3,452,604        3,291,255        3,242,511
        Average Shares of Common Stock Outstanding ...............    69,940,397       69,954,082       69,740,458       69,604,174
- ------------------------------------------------------------------------------------------------------------------------------------


Includes $34.7 million pre-tax gain on sale of minority interest in Bush Boake Allen

                           HISTORICAL DATA CONTINUED
- --------------------------------------------------------------------------------

                                                                                ($ in thousands, except per share)
        1991             1990             1989             1988             1987             1986             1985
- ------------------------------------------------------------------------------------------------------------------
$  2,967,138     $  2,839,704     $  2,761,337     $  2,660,918     $  2,361,684     $  2,092,247     $  1,865,871
   2,692,148        2,469,017        2,266,561        2,167,264        1,979,788        1,844,957        1,697,109
- ------------------------------------------------------------------------------------------------------------------
     274,990          370,687          494,776          493,654          381,896          247,290          168,762
- ------------------------------------------------------------------------------------------------------------------
      81,750           31,228           47,800           50,527           61,294           59,702           63,771
     (11,748)         (26,559)         (22,302)         (24,882)         (22,272)         (18,756)         (17,701)
- ------------------------------------------------------------------------------------------------------------------


     204,988          366,018          469,278          468,009          342,874          206,344          122,692
      76,978          136,427          169,878          172,863          135,391           76,410           27,600
        --               --               --               --               --               --               --
      (3,220)            --               --               --               --               --               --
        --               --               --               --               --               --               --
- ------------------------------------------------------------------------------------------------------------------
     124,790          229,591          299,400          295,146          207,483          129,934           95,092
- ------------------------------------------------------------------------------------------------------------------
        1.80             3.35             4.35             4.25             2.83             1.77             1.30
        1.56             1.54             1.42             1.22             1.14             1.09             1.09
       27.88            27.60            25.47            22.66            20.24            18.62            17.92
- ------------------------------------------------------------------------------------------------------------------

     909,990          859,532          721,195          769,323          753,683          626,481          514,534
     764,916          642,776          366,962          326,079          295,618          275,665          344,996
- ------------------------------------------------------------------------------------------------------------------
     145,074          216,756          354,233          443,244          458,065          350,816          169,538
   4,697,714        4,403,354        3,413,862        3,094,414        2,919,115        2,776,602        2,660,609
- ------------------------------------------------------------------------------------------------------------------
   1,348,157        1,221,597          690,149          627,928          632,706          651,539          592,464
     627,120          589,477          581,835          581,080          538,774          478,829          408,057
   1,936,256        1,910,643        1,754,524        1,559,327        1,452,017        1,370,569        1,315,092
- ------------------------------------------------------------------------------------------------------------------
        34.5%            32.8%            22.8%            22.7%            24.1%            26.1%            25.6%
- ------------------------------------------------------------------------------------------------------------------

     375,041          386,036          526,685          518,978          447,261          336,661          279,184
     482,638          934,452          556,268          358,671          188,587          212,789          238,958

     209,120          217,416          204,572          190,611          180,015          168,457          152,064
   3,004,980        2,835,549        2,726,105        2,733,205        2,675,541        2,656,920        2,328,558
  69,270,992       68,550,315       68,836,229       69,433,734       73,391,106       73,533,126       73,328,341
- ------------------------------------------------------------------------------------------------------------------