Form 10-K405, Exhibit 13
period 1996-12-31
UNION CAMP CORP
filed 1997-03-27
CIK 100783

                                                                      Exhibit 13
18 Union Camp Corporation


Fine Paper

The Fine Paper Division produces uncoated white paper, coated and uncoated white paperboard, and bleached market pulp at mills in Franklin, Virginia, and Eastover, South Carolina. About half of the paper and board is sold directly to manufacturers who convert it into products such as envelopes, computer printout paper, business forms, greeting cards, and folding cartons. The remainder of the division's output, primarily printing and business papers, is sold to distributors who supply commercial printers, book publishers, offices, home users, and organizations with in-house printing capabilities. We also provide business paper for consumers through retail outlets such as Office Depot and Wal-Mart.

Operating Highlights

We continued to make progress in penetrating the SOHO (small office/ home office) market, a segment showing double-digit sales growth. We introduced product line extensions of Great White'r', our popular, recycled content business paper, including coated inkjet paper, pads, and envelopes. The company also began building a converting plant in Franklin, Virginia, dedicated to packaging SOHO products for retail distribution. For the second year, TV advertising increased brand awareness for Great White. Sales growth was made in another niche market, the corporate information center. Our Express System--encompassing Express Roll'tm', Express Pack'tm', and FiberNet--was specifically designed to perform in this high-productivity environment. With FiberNet, we partner with offices that purchase our recycled content paper to recover all of their paper through a local recycling company that ships it back to our mill to make more recycled paper. In the converting papers segment, we built on our leadership position by increasing our market share in envelope papers and further penetrated the market for external business communications papers.

                                                       Union Camp Corporation 19



Packaging

The Packaging Group integrates the company's Kraft Paper and Board Division (KP&B) and its packaging businesses. KP&B supplies most of the paper and paperboard to our packaging plants, which produce corrugated containers and bags. The Container Division produces corrugated boxes, solid fiber containers and slip sheets, and display packaging. The Flexible Packaging Division produces industrial and consumer bags made of paper or plastic film. The International Packaging Division manufactures corrugated containers at 7 overseas locations. The Packaging Group also includes the Folding Carton Division, which manufactures packaging for the cosmetics, toiletries, pharmaceuticals, and food products industries.

Operating Highlights

We acquired O'Grady Containers, of Fort Worth, Texas, a leading producer of point-of-purchase displays and containers. Our new container plant in Hanford, California, began producing heavy-duty corrugated products, including laminated bulk boxes. Our solid fiber plant in Lancaster, Pennsylvania, earned Star site status, the highest safety designation awarded by OSHA. Our Hazleton flexible packaging plant, also in Pennsylvania, has been recommended for Star site status. We began marketing the UNIPAL'tm' corrugated pallet, a recyclable and disposable alternative to wood and plastic pallets that is being used by Nabisco. The Folding Carton Division took on new business from Chesebrough-Ponds USA, Elizabeth Arden, and Coty, and also installed a new Barco prepress system at its gravure printing plant in Englewood, New Jersey, that lets us transfer images directly to printing cylinders. In August, our linerboard mill in Prattville, Alabama, won the Alabama U.S. Senate Productivity and Quality Award for outstanding performance in customer satisfaction, process management, and human resource development. On the international front, we bought out our minority partner in our corrugated plant in Chile, embarked on a joint venture for a corrugated facility in China, and entered a packaging joint venture in Turkey.

20 Union Camp Corporation



Chemicals

The Chemical Group comprises the Chemical Products Division and Bush Boake Allen Inc. (BBA), which operates as a free-standing corporation. The division converts chemical byproducts from the paper pulping process into a variety of products including tall oil fatty acids, rosin acid, dimer acid, rosin, and polyamide resins. These products are used in adhesives, inks, coatings, lubricants, soaps, and personal care products. BBA is one of the world's leading compounders of flavors and fragrances and producers of aroma chemicals.

Operating  Highlights: Chemical  Products Division

We continued moving into growth markets in Mexico, Latin America, Asia, Eastern Europe, and India. For example, we formed an alliance to produce rosin-based resins for inks, adhesives, and coatings in Indonesia, and we began producing rosin-based ink resins in the U.K. Close to 40 percent of our sales are now outside the U.S. New products included a line of ink resins for the lithographic industry and environmentally-friendly polyamide adhesives that are non-solvent based. We continued to make capital investments in key products for the inks, adhesive, and coatings industries. In the United States, we increased our capacity to produce polyamides and rosin ink resins. In Europe, we doubled our capacity for making ink and adhesive resins and, worldwide, dimer acid capacity was increased by 30 percent.

Operating Highlights: Bush Boake Allen

BBA's Guangzhou, China, plant, producing flavors and fragrances, started up in September. BBA's flavor blending plant in London now has a fully-automated, bar-code manufacturing process that blends up to 800 powder and liquid ingredients. BBA acquired a fragrances business in Buenos Aires, Argentina. n BBA acquired the outstanding 50 percent interest of BBA Italia and an additional 24 percent of BBA Philippines, increasing its stake to 74 percent.

                                                       Union Camp Corporation 21



Forest Resources

The Forest Resources Group manages the company's woodlands, wood products, and land development activities. The Woodlands Division intensively manages about
1.6 million acres in Alabama, Florida, Georgia, North Carolina, South Carolina, and Virginia, and supplies high-quality, low-cost fiber to our paper mills and wood products plants. The Wood Products Division produces southern pine lumber, plywood, and particleboard panels for the industrial and home improvement markets. Wood Products operates nine facilities in Alabama, Georgia, North Carolina, and Virginia. The third group, The Branigar Organization, is a wholly-owned subsidiary which develops land for residential, recreational, and commercial use.

Operating Highlights

We acquired 46,000 acres of timberland in South Carolina and have an option to acquire an additional 69,000. A global fiber team was formed to identify countries with favorable fiber supply and availability. And our intensive culture and research programs continued to show great promise, as intensively managed forests significantly outperformed conventional plantings. Union Camp adopted the Sustainable Forestry Initiative (SFI), a landmark program that sets a new standard for woodlands management. We started Supplier Quality Management and Logistical Quality Management programs with our wood suppliers and transportation contractors to create service, quality, and cost advantages throughout the supply chain. The Folkston, Georgia, sawmill was modernized and capacity was increased by 33 percent. The mill features curved sawing technology that generates a higher quality product from smaller logs. We announced plans to move into the fast growing market for engineered wood products, specifically, laminated veneered lumber and wood I-joists. The Branigar Organization continued to have sales success with its largest residential development, The Landings on Skidaway Island, near Savannah, Georgia. Only 100 of the 4,250 building lots remain to be sold.

                                                       Union Camp Corporation 25

Financial Review

RESULTS OF OPERATIONS

In contrast to the strong market conditions which prevailed during most of 1995, the markets for paper and packaging products declined significantly in 1996. Paper product prices, which in the previous year had driven earnings to a record level, began to soften as 1995 concluded. This decline accelerated through 1996. As a result, selling prices were severely depressed from year earlier levels, which had a substantial impact on earnings.


[Chart Omitted:
     Income from Operations
     (millions of dollars)
     1994           $275
     1995           $830.1
     1996*          $241
     *1996 includes $46.9 million special charge].

In 1996, consolidated net income was $85.3 million or $1.23 per share, after a special charge of $28.9 million or $.42 per share after-tax, relating to restructuring costs and asset write downs. The special charge is part of an overall profit enhancement program which includes the goal of adding as much as $100 million to pre-tax earnings through cost reductions and mix improvements over the next 18-24 months. Before the special charge, 1996's net income was $114.2 million or $1.65 per share which was significantly lower than the all-time record reported in 1995 of $451.1 million or $6.45 per share, and slightly above the $113.5 million or $1.62 per share reported in 1994. Not including the special charge, which was $46.9 million on a pre-tax basis, income from operations in 1996 was $287.4 million compared with $830.1 million in 1995 and $274.5 million in 1994. The 1994 earnings included a gain of $.30 per share on the sale of a minority interest in the company's Bush Boake Allen Inc. (BBA) flavor and fragrance business; offsetting this gain were non-recurring charges of $.31 per share, most notably $.26 per share relating to the write down of assets and disposal of a business.

Despite weak market conditions, total paper product shipments for 1996 were 3.5 million tons, level with the prior year. Total sales in 1996 were $4.0 billion, a 5% decrease from record sales of $4.2 billion reported in 1995, and an 18% increase from sales of $3.4 billion in 1994. Included in the results for 1996 were $279 million of sales from The Alling & Cory Company, a paper distribution business which the company acquired in August 1996.

Operating results and other financial information for the company's principal business segments are presented on page 42. A discussion of the results of these segments follows.

PAPER AND PAPERBOARD

The principal operations in this segment are two kraft paper and board mills, two bleached paper and board mills, and woodlands operations which support these mills as well as the company's wood products operation. Segment operating income was $163 million in 1996, compared to $737 million in 1995 and $182 million in 1994. The operating income fluctuations during this three-year period were primarily the result of sharp changes in the market prices for linerboard and uncoated business papers. Sales for the segment were $2.0 billion in 1996, a decrease from $2.6 billion in 1995, and an increase from $1.8 billion in 1994.


[Chart Omitted:
     Paper and Paperboard Operating Profit
     (millions of dollars)
     1994           $182
     1995           $737
     1996           $163      ].

Kraft Paper & Board: Operating profits for the company's two kraft paper and board mills declined substantially in 1996, primarily the result of lower selling prices. Domestic and export linerboard prices averaged 33% and 37% below 1995, respectively. Total linerboard volume declined 7% from the level achieved in 1995. In response to the drop off in market demand, the company took approximately 219,000 tons of market-related linerboard downtime during 1996. In addition to being affected by lower prices and volumes, operating profit declined due to higher variable and fixed costs, which increased approximately 2% during 1996.

Operating profit in 1995 increased three-fold compared with 1994, primarily due to the higher domestic and export linerboard selling prices that were experienced during the first half of 1995. During the second half of 1995, demand slowed as customers worked down inven tories built earlier in 1995 and linerboard selling prices weakened. As a result, the company took 130,000 tons of linerboard downtime.

Bleached Paper and Board: Operating profit declined by approximately 80% in 1996, as the price weakness in the uncoated business papers market, which began during the fourth quarter of 1995, continued into 1996. Average selling prices for uncoated business papers were approximately 25% less in 1996 compared with 1995. As a partial offset to this price weakness, total shipments increased 8% over 1995. Operating profit was also affected by increases in variable costs, which resulted from higher fiber, fuel and maintenance costs, as well as higher selling expenses incurred primarily for increased advertising in support of the company's branded products.

26 Union Camp Corporation

Operating profit in 1995 increased sharply over 1994. 1995 began with favorable pricing conditions in the uncoated business papers market which was supported by expanded demand. However, as paper distributors adjusted their inventory levels downward, prices began to weaken during the fourth quarter. In response, the company took 40,000 tons of downtime in the fourth quarter. Total shipments of white paper products in 1995 remained level with 1994.


FINANCIAL REVIEW


PACKAGING

The Packaging segment includes corrugated container, flexible packaging and folding carton operations. Packaging products are produced at 40 locations in the U.S. and 7 locations overseas. Although shipments for these products remained strong in 1996, prices declined throughout the year, predominantly in the corrugated container market. As a result, customer sales were $1.4 billion, down slightly from the $1.5 billion recorded in 1995 and level with 1994. Operating profit was $46 million, down from the record $52 million in 1995, and significantly above $9 million in 1994. Operating profit in 1994 included a charge of $14 million to write down certain non-strategic assets, and a $3 million charge to close one container plant and relocate another operation.



[Chart Omitted:
     Packaging Operating Profit
     (millions of dollars)
     1994           $ 9
     1995           $52
     1996           $46       ].

The Container Division is the largest unit in this segment operating 27 plants in the domestic market. Primary products are corrugated containers and solid fiber containers. Sales decreased by 14% from 1995, primarily due to a 14% decrease in average selling prices and a 1% decrease in total shipments. As a result, operating profit declined by 39% in 1996. In the second half of 1996, the company sold its Kansas City, Missouri, and Trenton, New Jersey, container operations. These divestitures did not have a significant impact on the company's operations.

Revenues for the company's International Packaging group increased by 5% in 1996, following gains of 30% in 1995 and 11% in 1994. The 1996 increase in revenues was attributable to an acquisition in Spain. Operating profits declined by 55% from 1995, primarily due to margin erosion in certain markets with excess corrugated capacity.

The Flexible Packaging Division is the second largest operating unit in this segment, producing a broad variety of industrial and consumer bags, polyethylene film and other non-rigid packaging at 11 plants in the U.S. Operating profits were up over 50% in 1996, while sales remained level with 1995. The improvement was primarily attributable to overall cost reductions stemming from lower raw material costs, increased manufacturing efficiencies and lower fixed costs.

The company's Folding Carton Division operates three plants which produce consumer products packaging with high quality graphics, principally for the cosmetics and pharmaceutical industries. Operating profits increased 19% in 1996, after declining substantially in 1995. Decreased average selling prices during 1996 were more than offset by increased shipments and decreased raw material costs.

  WOOD PRODUCTS

The Wood Products segment consists of lumber, plywood and particleboard operations. While revenue for the segment remained level with 1995, operating profit increased by 33% in 1996 to $43 million, up from $33 million recorded in 1995. Lumber prices increased 4%, and lumber volume increased 3% during 1996. The favorable lumber operations, coupled with increased particleboard shipments as well as lower wood and fixed costs, more than offset lower prices for plywood and particleboard.

[Chart Omitted:
     Wood Products Operating Profit
     (millions of dollars)
     1994           $79
     1995           $33
     1996           $43       ].

In 1995, operating earnings decreased by $46 million from the level achieved in 1994, primarily due to lower profits in the lumber business. Although lumber volume increased slightly, margins narrowed due to declining prices and rising wood costs.

CHEMICAL

Net sales for the Chemical segment were $701 million in 1996, an increase of 5% over 1995 and 22% above 1994. Operating profit for this segment was $67 million in 1996, down from the $76 million reported in 1995, and level with 1994.

Bush Boake Allen is the largest operating unit in this segment, conducting operations on six continents and having locations in 41 countries worldwide. Union Camp is a majority owner of this global business with a 68% holding. BBA supplies flavors and fragrances for use in foods, beverages, cosmetics and toiletries. Sales were $449 million in 1996, up from $425 million in 1995 and $375 million in 1994. Operating profit was $47 million in 1996, compared

                                                       Union Camp Corporation 27

to $50 million in 1995 and $42 million in 1994. Higher operating profits for flavors and fragrances were more than offset by lower results for aroma chemicals due primarily to higher raw material turpen tine costs. In 1995, BBA posted a 20% increase in operating profit, due to strong earnings growth in both its flavor and fragrance business, as well as its aroma chemicals business.

The company's Chemical Products Division upgrades papermaking by-products and other raw materials into a wide range of specialized chemicals, primarily for use in inks, coatings and adhesives. Sales in 1996 were $251 million, a 4% increase over 1995 and a 20% increase over 1994. Operating profit in 1996 declined by 22% from 1995, and remained level with 1994. Although total shipments increased by 11% in 1996, this was more than offset by an increase in crude tall oil pricing, a 6% increase in fixed costs due to the Division's continuing expansion of its global sales and marketing organization and manufacturing start-up problems in early 1996. In 1995, operating profit rose by 29%, primarily attributable to increased selling prices of upgraded products from fatty acids and rosins, which more than offset a 20% increase in crude tall oil prices.

[Chart Omitted:
     Chemical Operating Profit
     (millions of dollars)
     1994           $67
     1995           $76
     1996           $67       ].

INTEREST EXPENSE

Net interest expense was $112 million in 1996, $114 million in 1995 and $109 million in 1994.

The slightly decreased expense in 1996 resulted from lower short-term interest rates which more than offset the effects of an increase in outstanding debt during the year and a decrease in the amount of interest that was capitalized.

The increased expense in 1995 was due to a lower level of capitalized interest.

OTHER (INCOME) EXPENSE--NET

Other income for 1996 was $23 million compared with $14 million of income in 1995 and $5 million of expense in 1994. The income in 1996 includes gains of $8.0 million attributable to the sale of land and $6.1 million related to other asset disposals. 1995 other income included a gain of $8.7 million related to the sale of land. Included in 1994's other expenses was a charge of $11.7 million from the disposal of the retail paper bag business. Also in 1994, the company recorded a pre-tax gain of $34.7 million from the sale of a minority interest in Bush Boake Allen, which was presented as a separate line item "Gain on Sale of Minority Interest" on the consolidated income statement.

INCOME TAXES

The effective tax rate for 1996 was 36.6% compared with 36.8% in 1995, and 36.6% in 1994.

FINANCIAL POSITION, LIQUIDITY AND CAPITAL RESOURCES

Although its operating results were affected by the paper industry's cyclical downturn in 1996, the company continues to maintain a strong financial position. Total assets at December 31, 1996 increased to over $5 billion, reflecting $197 million of assets related to the acquisitions of Alling & Cory and O'Grady Containers. Net working capital (the excess of current assets over current liabilities) was $354 million at year-end 1996, compared with $414 million at the end of 1995. The decline was primarily attributable to higher levels of short-term debt, which more than offset a $34 million increase in working capital related to acquisitions. The company's current ratio was 1.5 for 1996 compared with 1.7 at the end of 1995. Stock holders' equity decreased by $28 million to $2.1 billion at December 31, 1996 or $30.25 per share compared to $30.71 per share at the end of 1995.

[Chart Omitted:
     Cash Provided By Operations
     (millions of dollars)
     1994           $369
     1995           $750
     1996           $495      ].

Cash flow generated by operations was $495 million in 1996, compared with $750 million in 1995, and $369 million in 1994. The 1996 decline in operating cash flow was primarily attributable to significantly lower net earnings in 1996, offset slightly by decreases in working capital items, primarily receivables and inventories. Investment activities in 1996 included $49 million related to payments for various strategic acquisitions and an increase in capital expenditures. Cash flow in 1996 also included a higher level of dividend payments.

[Chart Omitted:
     Capital Structure
     (millions of dollars)
                                    1994         1995           1996

     Shareholders' Equity         $1,836       $2,122         $2,094
     Deferred Income Taxes        $  606       $  710         $  723
     Long-Term Debt               $1,252       $1,152         $1,252  ].

In 1996, the net increase in long-term debt was $101 million, primarily the result of the issuance of $150 million of 7% ten-year debentures. The ratio of long-term debt to total capital employed (the sum of long-term debt, deferred taxes and stockholders' equity) was 30.8% at

28 Union Camp Corporation

Financial Review

year-end 1996 compared to 28.9% at the end of 1995. The ratio of total debt to total capital increased to 35.3% at December 31, 1996, from 32.2% at the end of 1995.

CAPITAL EXPENDITURES

Capital spending totaled $386 million in 1996 compared with $267 in 1995, and $325 million in 1994.

[Chart Omitted:
     Capital Expenditures
     (millions of dollars)
     1994           $325
     1995           $267
     1996           $386      ].

Included in capital expenditures for 1996, is paper mill spending of $131 million. This figure includes $32 million of a $75 million project to install a combustion turbine generator and heat recovery steam generator along with related power plant improvements at the Franklin, Virginia mill. This project will be completed in the second half of 1997. Investment at domestic and international packaging plants was $60 million. Chemical sector spending, including Bush Boake Allen, totaled $54 million and spending at Wood Products facilities was $26 million. Capitalized costs related to the operation of timberlands was $23 million and the cost of timberland acquisitions totaled $72 million. The latter in cluded $65 million for the addition of 46,309 acres to the timberland supporting the Eastover, South Carolina mill.

($ in millions)                1996      1995     1994
------------------------------------------------------
Plant and Equipment
(excludes acquisitions):
Expansion & Cost
  Reduction                    $139      $137     $172
Replacement & Other             148        88      110
Capitalized Interest              4         9       22
Timberlands (acquisition
& regeneration)                  95        33       21
------------------------------------------------------
Total                          $386      $267     $325
------------------------------------------------------

At year-end 1996, purchase commitments related to capital projects in-progress were approximately $43 million. Capital spending in 1997 is expected to be about $375 million.

ACQUISITIONS AND DISPOSITIONS

In January 1996, the company acquired the operating assets and assumed certain liabilities of O'Grady Containers, Inc., a graphics oriented, direct print, sheet plant located in Fort Worth, Texas, for $11.5 million. This acquisition provides the company with full spec trum graphics capabilities in the Southwest and allows for expansion in the growing point of purchase display market.

In 1996, the company invested $22.5 million to acquire a 50% interest in a corrugated container operation in Turkey, which positions Union Camp in a high potential international packaging market.

In August 1996, the company acquired the outstanding shares of The Alling & Cory Company for $88.5 million, consisting of 1.7 million shares of company common stock and $5.4 million cash. Alling & Cory distributes communications and printing papers, industrial packaging and business products. The company operates 15 distribution centers, 21 retail paper shops, mostly in the Northeast, and an envelope conversion plant in Hamburg, New York. Since the acquisition, Alling & Cory reported $279 million in sales.

The company sold its Kansas City, Missouri container plant in September 1996, and its Trenton, New Jersey container plant in December 1996. During 1996, the company recorded net sales at the Kansas City plant of $14 million and $18 million at the Trenton plant. The divestiture of the two plants did not have a significant impact on the company's operations.

In October 1996, the company acquired the 30% minority interest in its corrugated container operation in Chile for $6.1 million, bringing the company's investment interest to 100%.

In December 1995, the company acquired a corrugated container plant located near Madrid, Spain for $8.3 million.

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

DIVIDENDS AND STOCK REPURCHASES

Cash dividends paid in 1996 were $124.7 million. The dividend rate was raised 15% in 1995. This was done in two steps: in April 1995, the quarterly dividend was increased 5% from $.39 per share to $.41 per share; and in the fourth quarter of 1995, a second increase of 10% was made to $.45 per share. As a result, annual dividend payments increased to $1.80 per share in 1996, up from $1.66 per share in 1995, and $1.56 per share in 1994.

In the second quarter of 1995, the Board of Directors authorized the repurchase of up to five million shares of the company's common stock. During 1996 and 1995, a total of 2,865,900 shares of common stock were repurchased at a cost of $146.1 million.

                                                       Union Camp Corporation 29

ENVIRONMENTAL MATTERS

The company invested approximately $33 million in pollution control facilities in 1996. Over the past five years, the company has invested approximately $121.8 million in such facilities, which is about 8% of total capital spending. In 1996, the company recorded expenses of $10 million for study, testing and remediation in compliance with environmental regulations.

Regulations previously scheduled for earlier promulgation by the U.S. Environmental Protection Agency, and now expected to become effective in the third quarter of 1997, will require significant capital investment during the next ten years. It is the company's current understanding that it may have several compliance alternatives with respect to the timing and magnitude of such investment. Over the next five to seven years, the company expects to make a total investment of about $165 million, with an additional $70 million to be spent almost entirely eight to ten years from now. Although these current dollar figures are subject to variation with respect to their amounts and timing, there is no reason to believe that the spending will materially detract from the company's normal capital investment plans. The company believes that, since its situation, in relative terms, is similar to that of its competitors, compliance will not adversely affect its competitive position.

ACCOUNTING MATTERS

The Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No.123, "Accounting for Stock-Based Compensation", which became effective in 1996. In accordance with the alternatives allowed by this statement, the company has elected to continue to account for its employee stock option plans pursuant to Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees." Note 12 to the financial statements provides pro forma earnings for 1996 and 1995 if the costs of stock-based compensation were accounted for pursuant to SFAS No. 123 rather than APB 25.

In the first quarter of 1994, the company adopted the provisions of SFAS No.112, "Employers' Accounting for Postemployment Benefits." At January 1, 1994, the accumulated obligation associated with these benefits was $6.0 million. This obligation, included within other long-term liabilities, was recorded in the first quarter of 1994 on a cumulative basis as a $3.7 million after-tax charge to income.

Statements in this report that are not historical are forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially. Such risks and uncertainties include the effect of general economic conditions, fluctuations in supply and demand for the company's products including exports and potential imports, paper industry production capacity, operating rates, competitive pricing pressures, and whether capital and restructuring projects are successfully completed. The company's goal of enhancing its earnings power during the next 18-24 months is subject to risks and uncertainties that planned product mix improvements are not implemented, and that cost reductions expected to result from investing in information technology, work flow redesign, shared service activities and other activities do not materialize. The anticipated results of environmental regulations expected to be adopted later this year are subject to uncertainties regarding the regulations' final form and their effect on the company vis-a-vis its competitors.

Quarterly Information

                                                                    ($ in thousands, except share and per share)
----------------------------------------------------------------------------------------------------------------
                                                                                                Stock Price*
                                     Gross          Net         Income (Loss)    Dividends   -------------------
                     Net Sales      Profit      Income (Loss)     Per Share      Per Share     High      Low
----------------------------------------------------------------------------------------------------------------
1996
  Fourth Quarter    $1,083,584     $149,248       $ (5,687)        $(0.09)        $0.45      $50 5/8    $46 7/8
  Third Quarter      1,017,310      211,053         14,353           0.21          0.45       51 1/2     46 1/4
  Second Quarter       934,048      208,106         18,139           0.26          0.45       55 3/8     48 3/4
  First Quarter        978,255      281,736         58,503           0.85          0.45       52 3/8     44 7/8

----------------------------------------------------------------------------------------------------------------

1995
  Fourth Quarter    $1,007,774     $295,185       $ 83,169         $ 1.20         $0.45      $58 1/2    $45 3/4
  Third Quarter      1,073,494      386,395        129,746           1.85          0.41       61 1/4     54 5/8
  Second Quarter     1,109,295      404,132        133,151           1.90          0.41       58 1/4     47 7/8
  First Quarter      1,021,146      345,496        105,007           1.50          0.39       52 3/8     46 5/8

----------------------------------------------------------------------------------------------------------------

1994
  Fourth Quarter    $  922,231     $265,801       $ 58,319         $ 0.83         $0.39      $50        $44 3/8
  Third Quarter        856,271      194,961         21,733           0.31          0.39       50 7/8     45
  Second Quarter       827,217      181,013         25,906           0.37          0.39       48 3/8     42 1/4
  First Quarter        790,106      164,451          7,552           0.11          0.39       50 3/4     43 7/8

----------------------------------------------------------------------------------------------------------------


Fourth quarter 1996 includes a special charge relating to restructuring costs and asset write downs which reduced income from operations by $46.9 million pre-tax and after-tax net income by $28.9 million or $0.42 per share.

Net income for 1994 includes a second quarter gain of $.30 per share on the sale of a minority interest in Bush Boake Allen. This gain was offset by a second quarter charge of $.16 per share to write down non-strategic assets, a third quarter charge of $.10 per share to reflect the withdrawal from the retail paper bag business and a first quarter charge of $.05 per share for the implementation of SFAS No. 112, "Employers' Accounting for Postemployment Benefits".

*The company's common stock is listed on the New York Stock Exchange and the Pacific Stock Exchange.

The number of stockholders of record at December 31, 1996 was 8,777.

30 Union Camp Corporation

Report of Independent Accountants

To the Stockholders and Board of Directors of Union Camp Corporation

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income and of cash flows present fairly, in all material respects, the financial position of Union Camp Corporation and its subsidiaries at December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As discussed in Note 1 to the financial statements, the Company changed its method of accounting for postemployment benefits in 1994.

Price Waterhouse LLP
Morristown, New Jersey
February 7, 1997

                                                       Union Camp Corporation 31


Consolidated Income

                                                                           ($ in thousands, except per share)
------------------------------------------------------------------------------------------------------------
For The Years Ended December 31,                                      1996            1995              1994
------------------------------------------------------------------------------------------------------------

Net sales                                                      $ 4,013,197      $ 4,211,709      $ 3,395,825
Costs and other charges:
  Costs of products sold                                         3,010,589        2,729,479        2,524,844
  Selling and administrative expenses                              434,900          386,855          329,087
  Depreciation and cost of company timber harvested                280,267          271,696          253,436
  Special charge                                                    46,935             --               --
  Other operating (income) expense                                    --             (6,423)          13,958
------------------------------------------------------------------------------------------------------------
    Income from operations                                         240,506          830,102          274,500
------------------------------------------------------------------------------------------------------------
Interest expense, net of capitalized interest                      112,286          113,705          109,172
Gain on sale of minority interest                                     --               --            (34,698)
Other (income) expense--net                                        (22,825)         (14,460)           4,862
------------------------------------------------------------------------------------------------------------
    Income before income taxes, minority interest
      and cumulative effect of accounting change                   151,045          730,857          195,164
------------------------------------------------------------------------------------------------------------
Income taxes                                                        55,250          268,895           71,420
------------------------------------------------------------------------------------------------------------
Minority interest, net of tax                                       10,487           10,889            6,518
------------------------------------------------------------------------------------------------------------
    Net income before cumulative effect of
      accounting change                                             85,308          451,073          117,226
------------------------------------------------------------------------------------------------------------
Cumulative effect of accounting change, net of tax                    --               --             (3,716)
------------------------------------------------------------------------------------------------------------
    Net income                                                 $    85,308      $   451,073      $   113,510
------------------------------------------------------------------------------------------------------------
Earnings per share:
   Net income before cumulative effect of accounting change    $      1.23      $      6.45      $      1.67
   Cumulative effect of accounting change                             --               --              (0.05)
------------------------------------------------------------------------------------------------------------
    Net income per share                                       $      1.23      $      6.45      $      1.62
------------------------------------------------------------------------------------------------------------

See the accompanying notes to consolidated financial statements.

32 Union Camp Corporation


Consolidated Balance Sheet

                                                                    ($ in thousands)
------------------------------------------------------------------------------------
December 31,                                                1996               1995
------------------------------------------------------------------------------------

ASSETS
Current Assets
Cash and cash equivalents                                $    44,917    $    30,332
Receivables-net                                              544,320        489,967
Inventories                                                  496,433        468,717
Other                                                         48,440         44,801
------------------------------------------------------------------------------------
                                                           1,134,110      1,033,817
------------------------------------------------------------------------------------

Property
Plant and equipment, at cost                               6,562,465      6,304,113
Less: accumulated depreciation                             3,161,450      2,918,963
------------------------------------------------------------------------------------
                                                           3,401,015      3,385,150
Timberlands, less cost of company timber harvest             351,334        274,935
------------------------------------------------------------------------------------
                                                           3,752,349      3,660,085
------------------------------------------------------------------------------------
Other Assets                                                 209,848        144,441
------------------------------------------------------------------------------------
Total Assets                                             $ 5,096,307    $ 4,838,343
------------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
Current installments of long-term debt                   $    95,840    $    43,926
Notes payable                                                185,614        148,526
Accounts payable                                             264,064        220,243
Other accrued liabilities                                    201,319        174,432
Income and other taxes                                        33,032         32,986
------------------------------------------------------------------------------------
                                                             779,869        620,113
------------------------------------------------------------------------------------
Long-Term Debt                                             1,252,475      1,151,536
------------------------------------------------------------------------------------
Deferred Income Taxes                                        723,431        709,850
------------------------------------------------------------------------------------

Other Liabilities and Minority Interest                      246,938        235,152
------------------------------------------------------------------------------------
Stockholders' Equity
Common stock-par value $1.00 per share                        69,217         69,078
Capital in excess of par value                                41,853         38,344
Other equity adjustments                                      (6,080)       (13,744)
Retained earnings                                          1,988,604      2,028,014
------------------------------------------------------------------------------------
Shares outstanding, 1996--69,217,119; 1995--69,078,078
Stockholders' Equity--Net                                  2,093,594      2,121,692
------------------------------------------------------------------------------------
Total Liabilities and Stockholders' Equity               $ 5,096,307    $ 4,838,343
------------------------------------------------------------------------------------


See the accompanying notes to consolidated financial statements.

                                                       Union Camp Corporation 33

Consolidated Statement of Cash Flows

                                                                            ($ in thousands)
-------------------------------------------------------------------------------------------
For The Years Ended December 31,                           1996          1995          1994
-------------------------------------------------------------------------------------------
Cash (Used For) Provided By Operations:
  Net income                                          $  85,308     $ 451,073     $ 113,510
  Adjustments to reconcile net income to cash
   provided by operations:
  Depreciation, amortization and cost of company
   timber harvested                                     298,457       287,738       270,850
  Deferred income taxes                                   7,877       105,899        27,268
  Gain on sale of minority interest                        --            --         (34,698)
  Special charge                                         46,935          --            --
  Asset write down and business disposal                   --          (6,423)       25,676
  Other                                                   9,513        16,650        13,190
  Changes in operational assets and liabilities:
    Receivables                                          43,963       (23,000)      (80,593)
    Inventories                                          13,139       (55,325)       15,880
    Other assets                                          1,511        (3,637)        5,175
    Accounts payable, taxes and other liabilities       (11,556)      (22,753)       12,244
-------------------------------------------------------------------------------------------
  Cash Provided By Operations                           495,147       750,222       368,502
-------------------------------------------------------------------------------------------
Cash (Used For) Provided By Investment Activities:
  Capital expenditures:
    Plant and equipment                                (291,345)     (233,444)     (303,840)
    Timberlands                                         (95,098)      (33,355)      (21,099)
                                                       ------------------------------------
                                                       (386,443)     (266,799)     (324,939)
  Acquisitions                                          (49,452)       (7,115)      (25,006)
  Sale of businesses-net                                  5,318        36,133         8,239
  Sale of assets                                         30,007        18,480        19,114
  Sale of minority interest                                --            --          88,983
  Other                                                 (23,716)      (11,306)       10,311
-------------------------------------------------------------------------------------------
    Cash Used For Investment Activities                (424,286)     (230,607)     (223,298)
-------------------------------------------------------------------------------------------
Cash (Used For) Provided By Financing Activities:
  Issuance of long-term debt                            150,000        22,625        61,725
  Repayments of long-term debt                          (48,954)      (69,338)      (65,574)
  Common stock repurchases                              (86,499)      (59,614)         --
  Change in short-term notes payable                     52,156      (279,999)      (57,596)
  Dividends paid                                       (124,718)     (116,132)     (109,137)
-------------------------------------------------------------------------------------------
    Cash Used For Financing Activities                  (58,015)     (502,458)     (170,582)
-------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                   1,739           (81)          347
-------------------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents         14,585        17,076       (25,031)
  Balance at beginning of year                           30,332        13,256        38,287
-------------------------------------------------------------------------------------------
  Balance at end of year                              $  44,917     $  30,332     $  13,256
-------------------------------------------------------------------------------------------

See the accompanying notes to consolidated financial statements.

34 Union Camp Corporation

Notes to Consolidated Financial Statements
($ in thousands, except per share)

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

GOODWILL: The excess of the cost over the fair value of net assets of acquired businesses is recorded as goodwill and is amortized on a straight-line basis over appropriate periods not to exceed 40 years. The company reviews the goodwill recoverability period on a regular basis.

RESEARCH AND DEVELOPMENT COSTS: Research and development costs are expensed as incurred. These expenditures totaled $55.9 million in 1996, $55.4 million in 1995, and $49.2 million in 1994.

CAPITALIZED INTEREST: Interest is capitalized on major capital expenditures during the period of construction. Total interest costs incurred and amounts capitalized were:



                                           1996            1995            1994
--------------------------------------------------------------------------------
Total interest                        $ 116,748       $ 122,572       $ 130,800
Interest capitalized                     (4,462)         (8,867)        (21,628)
--------------------------------------------------------------------------------
Net interest expense                  $ 112,286       $ 113,705       $ 109,172
--------------------------------------------------------------------------------

PRE-START-UP COSTS: The company defers pre-start-up costs for major expansion projects until such projects become operational. Following the completion of start-up, the deferred costs are amortized on a straight-line basis over a five year period.

STOCK-BASED COMPENSATION: In accordance with the provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation", the company has elected to continue to account for its employee stock option plans in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", and to disclose supplementally the pro forma effect of accounting for these plans as if the provisions of SFAS No. 123 had been adopted.

   For disclosure purposes, the pro forma effects of applying SFAS No. 123 are provided for options granted in 1996 and 1995. (See also Note 12.)

CHANGES IN ACCOUNTING STANDARDS: Effective January 1, 1994, the company adopted the provisions of Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemploy ment Benefits", which requires companies to accrue for the cost of certain postemployment benefits including disability-related health care and life insurance benefits.

   In adopting this standard, the company recorded a one-time cumulative charge of $3.7 million after-tax in the first quarter of 1994.The net periodic expense for 1996, 1995 and 1994 was $4.0 million, $2.2 million and $1.3 million, respectively.

ENVIRONMENTAL LIABILITIES: Environmental expen ditures that relate to current operations are expensed or capitalized as appropriate. Liabilities are recorded when remedial efforts are probable and the costs can be reasonably estimated. The timing of these accruals generally coincides with the completion of a feasibility study or the company's commitment to a formal plan of action.

INCOME TAXES: Deferred income taxes are recorded using enacted tax rates in effect for the year temporary differences are expected to reverse. Federal and state income taxes are not accrued on the cumulative undistributed earnings of foreign subsidiaries because the earnings have

                                                       Union Camp Corporation 35


been reinvested in the businesses of those companies. As of December 31, 1996, the total of all such undistributed earnings amounted to $179.1 million. It is not practical to estimate the amount of tax that might be payable on the distribution of the foreign earnings. The company has, as required, provided for tax potentially payable on the distribution of its share of $64.5 million, the undistributed earnings of Bush Boake Allen Inc. (BBA) and subsidiaries earned subsequent to 1992. (See also Note 11.)

FOREIGN CURRENCY TRANSLATION: The assets and liabilities of the company's foreign subsidiaries and affiliates are translated into U.S. dollars at year-end exchange rates, while income and expense accounts are translated at average annual rates. The primary factor used to determine the functional currencies of the company's foreign subsidiaries is the local currency cash flows resulting from manufacturing, sales and financing activities. Gains and losses resulting from foreign currency translation are re flected in a separate component of Stockholders' Equity entitled Other Equity Adjustments. The effect of these cumulative adjustments was to reduce equity by $4.2 million at December 31, 1996 and $13.2 million at December 31, 1995.

DERIVATIVES: The company hedges foreign currency transactions by entering into forward foreign exchange contracts. Gains and losses associated with the forward contracts are matched with the offsetting gains and losses recorded for exchange rate fluctuations on the underlying assets and liabilities. Gains and losses on interest rate swap agreements are charged or credited to interest expense over the life of the agreement. (See also Note 10.)

REVENUE RECOGNITION: The company recognizes revenues upon the passage of title, which is generally at the time of shipment.

INCOME PER SHARE: Net income per share of common stock is based on the weighted average number of shares outstanding during the period.

RECLASSIFICATIONS: Certain amounts have been reclassified for 1994 and 1995 to conform with the 1996 presentation.

2. SPECIAL CHARGE

During the fourth quarter of 1996, the company recorded a $46.9 million pre-tax charge ($28.9 million after-tax) to operating income. Included in the charge was $21.0 million for employee severance costs, $18.4 million for asset write downs, and $7.5 million for other expenses. The asset write downs were taken to recognize equipment rendered obsolete as a result of replacement equipment and to reflect the fair value of certain investment properties.

3. OTHER OPERATING (INCOME) EXPENSE

Results for 1994 included a $14.0 million pre-tax charge to write down the carrying value of a flexible packaging operation. In 1995, the company sold these assets and recorded a net pre-tax gain of $6.4 million.

4. GAIN ON SALE OF MINORITY INTEREST

In 1994, the company's flavor and fragrance subsidiary, BBA, sold to the public approximately 6.1 million shares of BBA stock (approximately 32% of BBA's outstanding shares) at an offering price of $16.00 per share. The company retains approximately 68% of the 19.215 million shares outstanding after the offering. As a result of this transaction, the company recognized a $34.7 million pre-tax gain.

5. OTHER (INCOME) EXPENSE-NET

Other income for 1996 includes gains of $8.0 million attributable to the sale of land, and $6.1 million related to other asset disposals. 1995 other income included a gain of $8.7 million related to the sale of land. The year 1994 included an $11.7 million charge to withdraw from the retail paper bag business.

6. ACQUUISITIONS

In the first quarter of 1996, the company purchased the operating assets and assumed certain liabilities of O'Grady Containers, Inc. for $11.5 million. In addition, the company acquired a 50% interest in a corrugated container joint venture in Turkey for $22.5 million.

   On August 2, 1996, the company acquired The Alling & Cory Company (Alling &
Cory), a paper distribution business, for a consideration totaling $88.5 million, consisting of 1.7 million shares of company common stock and $5.4 million cash. The acquisition was accounted for under the purchase method and, accordingly, the net assets and results of operations have been included in the consolidated financial statements since the date of acquisition. The excess of purchase price over the estimated fair values of the net assets acquired has been treated as goodwill. Goodwill will be amortized on a straight-line basis over a period not to exceed 40 years.

   These acquisitions did not have a material pro forma impact on consolidated earnings.

36 Union Camp Corporation

Notes to Consolidated Financial Statements
($ in thousands, except per share)

7. SUPPLEMENTAL BALANCE SHEET INFORMATION


DECEMBER 31,                                                1996            1995
--------------------------------------------------------------------------------
RECEIVABLES
Trade                                                   $514,799        $466,786
Other                                                     46,791          39,647
--------------------------------------------------------------------------------
                                                         561,590         506,433
Less estimated doubtful accounts,
discounts and allowances                                  17,270          16,466
--------------------------------------------------------------------------------
Net                                                     $544,320        $489,967
--------------------------------------------------------------------------------
INVENTORIES
Finished goods                                          $270,123        $242,732
Raw materials                                            110,569         109,181
Supplies                                                 115,741         116,804
--------------------------------------------------------------------------------
Total                                                   $496,433        $468,717
--------------------------------------------------------------------------------


At December 31, 1996 and 1995, finished goods and raw materials totaling $254.6 million and $217.9 million, respectively, were valued at LIFO cost. The excess of current cost over LIFO value was $101.7 million and $101.0 million in 1996 and 1995, respectively.


DECEMBER 31,                                              1996             1995
--------------------------------------------------------------------------------
OTHER CURRENT ASSETS
Prepayments                                         $   22,745        $   24,028
Short-term timber leases                                19,045            19,484
Assets held for resale                                   6,650             1,289
--------------------------------------------------------------------------------
Total                                               $   48,440        $   44,801
--------------------------------------------------------------------------------
PLANT AND EQUIPMENT, AT COST
Land                                                $   37,151        $   35,768
Buildings and improvements                             561,078           533,236
Machinery and equipment                              5,777,737         5,620,303
Construction-in-progress                               186,499           114,806
--------------------------------------------------------------------------------
Total                                               $6,562,465        $6,304,113
--------------------------------------------------------------------------------


At December 31, 1996, property (principally machinery and equipment) having an original cost of approximately $381 million and a net book value of $157 million is pledged against lease obligations and notes payable to industrial development authorities (see also Note 8). These obligations and notes payable have outstanding long-term balances totaling approximately $331 million.

DECEMBER 31,                                               1996             1995
--------------------------------------------------------------------------------
OTHER ASSETS
Goodwill                                               $ 72,646         $ 15,264
Investments in affiliates                                46,015           27,192
Other intangibles                                        30,096           18,256
Pension assets                                           28,738           47,035
Deferred pre-start-up                                     5,228           12,891
Other                                                    27,125           23,803
--------------------------------------------------------------------------------
Total                                                  $209,848         $144,441
--------------------------------------------------------------------------------


SHORT-TERM DEBT: Included in Notes Payable at December 31, 1996 and 1995 were $114 million and $90 million, respectively, of commercial paper borrowings. The weighted average interest rate on these borrowings for the years 1996 and 1995 were 5.6% and 6.1%, respectively.

   The company has short-term revolving credit facilities in numerous countries primarily outside the United States, which provide for aggregate availability of $164 million. At December 31, 1996 and 1995, approximately $52 million was outstanding and included in short-term borrowings. Commitment fees are either nominal or zero.

DECEMBER 31,                                                  1996          1995
--------------------------------------------------------------------------------
OTHER ACCRUED LIABILITIES
Payrolls                                                  $ 67,892      $ 64,329
Interest                                                    30,758        27,685
Special charge reserve                                      16,410          --
Other                                                       86,259        82,418
--------------------------------------------------------------------------------
Total                                                     $201,319      $174,432
--------------------------------------------------------------------------------
OTHER LIABILITIES AND MINORITY INTEREST
Postretirement and
  postemployment benefits                                 $128,838      $116,461
Minority interest                                           86,507        74,917
Minimum pension liability                                    3,134        24,759
Other                                                       28,459        19,015
--------------------------------------------------------------------------------
Total                                                     $246,938      $235,152
--------------------------------------------------------------------------------




8. LONG-TERM DEBT


DECEMBER 31,                                               1996             1995
--------------------------------------------------------------------------------
Sinking fund debentures:
  8 5/8% due 1998-2016                               $   47,474       $   51,974
  10% due 2000-2019                                     100,000          100,000
  9 1/4% due 2002-2021                                  117,780          117,780
Debentures:
  9 1/2% due 2002                                       100,000          100,000
  9 1/4% due 2011                                       124,800          124,800
  8 1/2% due 2022                                       100,000          100,000
  7% due 2006                                           150,000             --
Notes 7 3/8% due 1999                                    50,000           50,000
Medium-term notes due
  1998-2001; 7.5% to 9.54%;
  weighted average rate 8.82%                            84,000          168,000
Industrial Development Revenue
  Bonds due 2001-2026; 4.0%
  to 8.0%; weighted average
  rate 6.03%                                             41,575           42,636
Pollution Control Revenue Bonds
  due 1998-2024; 4.5% to 7.45%;
  weighted average rate 6.53%                           289,005          290,510
Other notes due 1998-2004                                 1,841            5,836
Commercial paper                                         46,000             --
--------------------------------------------------------------------------------
Total                                                $1,252,475       $1,151,536
--------------------------------------------------------------------------------

                                                       Union Camp Corporation 37


The current portion of long-term debt at December 31, 1996 amounted to $95.8 million. Amounts payable in the years 1998 through 2001 are $41.3 million, $68.9 million, $28.5 million and $38.1 million, respectively.

   At December 31, 1996, $46 million of commercial paper borrowings was classified as long-term debt, since the company has the ability and intent to renew these obligations through the year 2000. The effective interest rate on these borrowings was 8.08%, inclusive of the net effect of an interest rate swap. (See also Note 10.)

   The company has revolving credit and term loan agreements which provide for unsecured borrowings up to $500 million in the United States through the year 2001. Any borrowings under these agreements would incur interest at the prevailing prime rate or other market rates. Nominal commitment fees are paid on the unused portion. No borrowings were made in 1996 under these agreements.

9. STOCKHOLDERS' EQUITY


                                                                           Capital in                       Other
                                                             Common         Excess of        Retained       Equity
                                                             Stock          Par Value        Earnings     Adjustments
----------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1993                                   $69,833       $81,491         $1,688,700      $(24,176)
  Net Income                                                      --            --            113,510          --
  Cash dividends ($1.56 per share)                                --            --           (109,137)         --
  Issuance of stock for options and award plans                  179         6,406                 --           253
  Foreign currency translation                                    --            --                 --         9,262
----------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1994                                   $70,012       $87,897         $1,693,073      $(14,661)
  Net Income                                                      --            --            451,073            --
  Cash dividends ($1.66 per share)                                --            --           (116,132)           --
  Common stock repurchases                                    (1,152)      (58,462)                --            --
  Issuance of stock for options and award plans                  218         8,909                 --          (203)
  Foreign currency translation                                    --            --                 --         1,120
----------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1995                                   $69,078       $38,344         $2,028,014      $(13,744)
  Net Income                                                      --            --             85,308            --
  Cash dividends ($1.80 per share)                                --            --           (124,718)           --
  Common stock repurchases                                    (1,714)      (84,785)                --            --
  Issuance of stock for options and award plans                  152         6,964                 --        (1,326)
  Shares issued for purchase of Alling & Cory                  1,701        81,330                 --            --
  Foreign currency translation                                    --            --                 --         8,990
----------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1996                                   $69,217       $41,853         $1,988,604       $(6,080)
----------------------------------------------------------------------------------------------------------------------


The authorized capital stock of the company at December 31, 1996, 1995 and 1994 consisted of 125,000,000 shares of common stock, $1.00 par value, and 1,000,000 shares of authorized but unissued preferred stock, $1.00 par value. Common stock repurchased is included in the authorized but unissued shares of the company.

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

38 Union Camp Corporation

Notes to Consolidated Financial Statements
($ in thousands, except per share)


10. FINANCIAL INSTRUMENTS


Fair Value of Financial Instruments: The carrying amounts of certain financial instruments: cash, short-term investments, trade receivables and payables approximate their fair values. The fair value of the company's long-term debt varies with market conditions and is estimated based on quoted market prices for similar financial instruments by obtaining quotes from brokers.

   At December 31, 1996, the book value of long-term debt was $1.3 billion and the fair value was approximately $1.4 billion. The book value of all other financial instruments approximates their fair value.

Derivative Financial Instruments: The company uses derivative instruments exclusively to hedge the risk associated with underlying business transactions such as existing floating rate debt and existing foreign currency commitments. Derivatives are not used for trading or speculative purposes. The book value of these derivatives approximates their fair value.

   At December 31, 1996, the company had outstanding foreign exchange contracts valued at $103.4 million. The purpose of $56.1 million of these contracts is to neutralize foreign currency transaction risk generated by the company's firm foreign currency business commitments resulting from the sale and purchase of products. The change in value of these contracts resulting from changes in the respective foreign currency rates versus the U.S. dollar is accrued monthly and credited or charged to foreign exchange gain or loss. These foreign currency commitment exposures are evaluated on an ongoing basis and the amount of the related foreign currency contracts are adjusted as required to offset the risk associated with the underlying transactions. Cash settlements are executed whenever the contracts are adjusted, which occurs at least monthly. The additional $47.3 million of foreign exchange contracts at December 31, 1996 represent hedges of specific firm commitments for certain capital expenditure and raw material purchase transactions denominated in foreign currencies. The company enters into these contracts, from time to time, to establish with certainty the U.S. dollar amount of the specific firm commitments. All foreign exchange contracts are limited to currencies with established forward markets and to counterparties, which have Moody's credit ratings of A1 or better. As a result, the company considers the credit risk of counterparty default to be minimal.

   At December 31, 1996, the company had an outstanding interest rate swap agreement, the purpose of which is to convert $46 million of floating rate commercial paper to fixed rate debt. The swap agreement is based on a declining principal balance schedule which terminates in April 2000. The differential between fixed and floating rate obligations is accrued as interest rates change and is charged or credited to interest expense over the life of the agreement. Cash settlements are payable semi-annually. The counterparty has a Moody's credit rating of AA1.


11. INCOME TAXES


The components of income before income taxes, minority interest and cumulative effect of accounting changes are as follows:



                       1996         1995          1994
--------------------------------------------------------
Domestic             $ 97,187     $669,487      $155,769
Foreign                53,858       61,370        39,395
--------------------------------------------------------
Total                $151,045     $730,857      $195,164
--------------------------------------------------------


The provision for income taxes is comprised of the following:

                       1996         1995          1994
-------------------------------------------------------
Current:

Federal              $34,313     $124,937       $31,744
State and local        3,831       21,880         3,652
Foreign                9,229       16,179         8,756
-------------------------------------------------------
                      47,373      162,996        44,152
-------------------------------------------------------
Deferred:

Federal              $ 2,094     $ 96,601       $22,005
State                   (206)       6,477         1,827
Foreign                5,989        2,821         3,436
-------------------------------------------------------
                       7,877      105,899        27,268
-------------------------------------------------------
Total                $55,250     $268,895       $71,420
-------------------------------------------------------

The company follows the provisions of SFAS No. 109, "Accounting For Income Taxes," whereby deferred taxes represent estimated liabilities to be paid or assets to be received in the future and tax rate changes would imme diately affect those liabilities or assets. The cumulative deferred tax liability at December 31, 1996 and 1995 was $723.4 million and $709.9 million, respectively. The significant components of these liabilities (assets) are as follows:

December 31,                       1996        1995
-------------------------------------------------------
Deferred Federal Taxes:

Accelerated depreciation         $704,912      $685,155
Alternative minimum tax           (43,816)      (44,355)
Postretirement benefits           (42,706)      (39,651)
Other                              16,601        24,588
-------------------------------------------------------
Total deferred federal taxes      634,991       625,737

Deferred state taxes               63,170        63,383
Deferred foreign taxes             25,270        20,730
-------------------------------------------------------
Total deferred taxes             $723,431      $709,850
-------------------------------------------------------

                                                       Union Camp Corporation 39

A detailed analysis of the effective tax rate is as follows:

                               1996      1995      1994
-------------------------------------------------------
Statutory federal tax rate     35.0%     35.0%     35.0%
State taxes (net of
federal tax impact)             1.5       2.8       2.2
Foreign income taxes           (2.3)     (0.3)     (0.8)
Other                           2.4      (0.7)      0.2
-------------------------------------------------------
Effective rate                 36.6%     36.8%     36.6%
-------------------------------------------------------


12. EMPLOYEE STOCK OPTION PLANS


Under the stock option plans adopted in 1982 and 1989 (as amended), a maximum of 2,175,000 shares and 4,986,000 shares, respectively, of the company's common stock were made available for the granting of options and stock appreciation rights to officers and other key employees of the company and its subsidiaries at prices not less than 100% of fair market value at the dates of grant. Such options and stock appreciation rights generally become exercisable two years after the date of grant and expire ten years from that date. No further options may be granted under the 1982 plan. At the end of 1996, 493,995 options were available for future grants under the 1989 plan.

   Under the 1989 plan, 997,173 shares may be awarded as restricted stock to selected officers and other key employees of the company and its subsidiaries. Recipients of restricted stock are entitled to receive cash dividends and to vote their respective shares. Restrictions limit the sale or transfer of these shares during a specified period.

   During 1996 and 1995, 38,890 and 11,924 common shares, respectively, were issued as restricted stock under this plan. The weighted average fair value on the date of grant was $49.50 for restricted stock granted in 1996, and $46.88 for restricted stock granted in 1995. Unearned compensation, equivalent to the market price of the restricted shares at date of grant, is included within Stockholders' Equity and is amortized to expense over the five-year restriction period.

   The following table summarizes activity in the company's stock option plans for 1996 and 1995. The options outstanding that had related stock appreciation rights attached were 1,067,101 at December 31, 1996, and 1,207,641 at December 31, 1995.




                                                             1996                                         1995
                                             ---------------------------------            --------------------------------
                                                                 Weighted                                   Weighted
                                                                 Average                                    Average
                                                Shares           Exercise Price               Shares        Exercise Price
--------------------------------------------------------------------------------------------------------------------------


Option outstanding at beginning of year      3,582,626                  $43.57             3,213,253              $41.67
Granted                                        722,000                   49.38               664,400               49.45
Exercised                                      (96,427)                  38.97              (197,637)              36.03
Forfeited                                      (76,598)                  34.24               (78,840)              35.00
Expired                                        (11,175)                  47.90               (18,550)              42.98
--------------------------------------------------------------------------------------------------------------------------
Options outstanding at end of year           4,120,426                  $44.86             3,582,626              $42.57
Options outstanding at end of year           2,741,526                  $42.57             2,345,510              $41.55
--------------------------------------------------------------------------------------------------------------------------


   For options outstanding as of the end of 1996, the range of exercise prices was $33.69 to $52.38 per share and the weighted average remaining life was 6.9 years. The weighted average fair values of the options granted during 1996 and 1995 were $9.66 and $9.70 per share, respectively.

   Fair value was determined through use of the Black-Scholes options pricing formula. For options granted in 1996, the risk-free interest rate was 5.74%, the expected life was 6 years, the expected volatility was 18% and expected dividend yield was 3.4%, all calculated on a weighted average basis. For options granted in 1995, the risk-free interest rate was 5.47%, the expected life was 6 years, the expected volatility was 19%, and expected dividend yield was 3.4%, all calculated on a weighted average basis.

   Total compensation cost recognized in income for stock-based compensation awards was $0.7 million in 1996 and $1.3 million in 1995. If the company had elected to adopt the provisions of SFAS No. 123, the pro forma net income and earnings per share would have been $83.1 million or $1.20 per share in 1996. The comparable pro forma im pact on 1995 net income and earnings per share would be insignificant.

40 Union Camp Corporation

Notes to Consolidated Financial Statements
($ in thousands, except per share)

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

   Pension costs were $16.6 million, $20.2 million and $14.5 million for the years 1996, 1995 and 1994, respectively. The following table sets forth the status of all funded pension plans for 1996 and 1995:




                                              December 31, 1996                                     December 31, 1995
                                 -----------------------------------------        -------------------------------------------------
                                 Domestic Plans             Foreign Plans                   Domestic Plans            Foreign Plans
                                 -----------------------------------------        -------------------------------------------------
                                      Assets in                                        Assets in    Accumulated
                                      excess in                                        excess in    benefits in
                                    accumulated                                      accumulated      excess of
                                       benefits                                         benefits         assets
-----------------------------------------------------------------------------------------------------------------------------------
Actuarial present value of:
  Vested benefit obligation           $696,736                  $122,859                $436,095        $221,902         $ 99,580
-----------------------------------------------------------------------------------------------------------------------------------
  Accumulated benefit obligation       742,222                   123,995                 460,842         235,210          100,534
-----------------------------------------------------------------------------------------------------------------------------------
  Projected benefit obligation         821,853                   150,340                 552,794         235,214          135,480
Plan assets at fair value              859,805                   160,213                 505,942         215,493          137,281
-----------------------------------------------------------------------------------------------------------------------------------
Plan assets grater (less) than
  projected benefit obligation          37,952                     9,873                 (46,852)        (19,721)           1,801
Unrecognized net (gain) loss           (61,864)                   20,107                  40,346          (3,804)          23,465
Unrecognized prior service cost         10,994                        46                  (2,441)         13,548              127
Unrecogized transition (asset)
 obligation                              6,257                    (2,302)                    250           7,572           (2,789)
Adjustment ot recognize minimum
liability                                 --                        --                       --          (17,316)              --
-----------------------------------------------------------------------------------------------------------------------------------
Pension (liability) asset recorded
on Balance Sheet                      $ (6,711)                 $ 27,724                $ (8,697)       $(19,721)        $ 22,604
-----------------------------------------------------------------------------------------------------------------------------------


   The company has certain supplementary domestic pension plans that are not funded. At December 31, 1996 and 1995, the projected benefit obligation for these plans was $23.0 million and $23.8 million of which $17.4 million and $17.9 million represent the accumulated benefit obligation, and $17.0 million and $17.4 million represent the vested benefit obligation, respectively. The accrued pension liability for the unfunded plans recorded on the Balance Sheet at December 31, 1996 and 1995 was $17.8 million and $17.9 million, respectively. The minimum pension liability for these plans recorded on the Balance Sheet at December 31, 1996 and 1995 was $3.1 million and $7.4 million, respectively.

   The pension expense for all plans included the following components:

                                1996           1995          1994
------------------------------------------------------------------
Service cost-benefits
earned during

the period                   $  28,747       $ 20,643     $ 24,869
Interest cost on
projected benefit
obligations                     68,613         64,548       59,889
Actual return on
assets                        (137,070)      (155,838)      17,694
Net amortization
and deferral                    56,282         90,824      (87,956)
------------------------------------------------------------------
Total pension expense        $  16,572      $  20,177     $ 14,496
------------------------------------------------------------------

  The discount rates used to determine the pension benefit obligation for the domestic plans at December 31, 1996 and 1995 were 7.5% and 7.0%, respectively. The discount rate used for the foreign plans was 8.0% at December 31, 1996 and 1995.

  The compensation progression rate for domestic plans was 4.75% for 1996, 1995 and 1994. The expected long-term rate of return on domestic plan assets was 9.5% for each year.

   The compensation progression rates for the foreign plans were 6.0% for 1996, 7.0% for 1995 and 5.5% for 1994. The expected long-term rate of return on foreign plan assets was 11.5% for each year.

   In 1996, the company recorded a charge for special termination benefits of approximately $8.2 million, pri marily attributable to the elimination of approximately 400 positions in connection with an employee severance program. In 1994, the company withdrew from the retail paper bag business. As a result, the company recorded a plan curtailment charge of $1.0 million and special termination benefits of $1.8 million.

                                                       Union Camp Corporation 41

14. POSTRETIRMEENT BENEFITS


The company has a contributory postretirement health care plan covering primarily its U.S. salaried employees. Employees become eligible for these benefits when they meet minimum age and service requirements. The com-pany funds its plan on a "pay-as-you-go" basis, in an amount equal to the retirees' medical claims paid.

   The components of the Accumulated Postretirement Benefit Obligation as of December 31, 1996 and 1995 are as follows:

                                     1996              1995

------------------------------------------------------------
Retirees                          $ 72,632          $ 63,179
Fully eligible active plan
  participants                       6,904             9,095
Other active plan participants      44,558            46,826
------------------------------------------------------------
                                   124,094           119,100
Unrecognized net gain (loss)           511            (5,812)
Unrecognized prior service cost     (2,587)              --
------------------------------------------------------------
Accrued postretirement
  benefit obligation              $122,018          $113,288
------------------------------------------------------------

The components of the postretirement benefit expense for the years 1996, 1995 and 1994 are as follows:

                                     1996              1995            1994
---------------------------------------------------------------------------
Service cost-benefits
  earned during period             $ 5,311          $ 3,801         $ 3,980
Interest cost on accumulated
  benefit obligation                 8,819            7,954           7,818
Net amortization
  and deferral                         185             (155)           --
---------------------------------------------------------------------------
Postretirement
  benefit expense                  $14,315          $11,600         $11,798
---------------------------------------------------------------------------

The discount rates used to determine the accumulated postretirement benefit obligation at December 31, 1996 and 1995 were 7.5% and 7.0%, respectively.

   For measurement purposes, a 9% increase in the medical cost trend rate was assumed for 1996. This rate decreases incrementally to 5.0% by the year 2003 and will remain at that level thereafter. It is estimated that a 1% increase in the medical cost trend rate would increase the accumulated postretirement benefit obligation as of December 31, 1996 by $13.8 million and the postretirement benefit expense for 1996 by $1.9 million.


15. SUPPLEMENTAL CASH FLOW INFORMATION


Cash paid for income taxes was $52.1 million in 1996, $161.1 million in 1995, and $32.4 million in 1994. Cash paid for interest, net of amounts capitalized, was $109.4 million in 1996, $114.2 million in 1995, and $110.3 million in 1994.

   The following table summarizes non-cash investing and financing activities related to the company's acquisitions in 1996, 1995 and 1994.

                                      1996             1995             1994
-------------------------------------------------------------------------------
Fair value of assets
  acquired                          $235,139          $8,345          $32,788
Less: cash paid                       49,452           7,115           25,006
Common stock issued                   83,031              --               --
-------------------------------------------------------------------------------
Liabilities incurred or
assumed                            $102,656         $1,230         $ 7,782
-------------------------------------------------------------------------------


16. COMMITMENT AND CONTINGENT LIABILITIES


The company is involved in various legal proceedings and environmental actions. Although the outcome of these matters is subject to many variables and cannot be predicted with any degree of certainty, based upon the company's evaluation of the information presently available, management believes the ultimate resolution of any such legal proceedings and environmental actions will not have a material adverse effect on the company's consolidated financial position. However, it is remotely possible that such legal proceedings and environmental actions could have a material effect on quarterly or annual operating results when they are resolved in future reporting periods.

   The company has guaranteed loans of up to $20 million made by a financial institution to non-controlled entities. The guarantees have terms of 5 years or less and are secured by the borrowers' assets and stock.


17. SEGMENT INFORMATION


Union Camp is a leading manufacturer of paper, packaging, chemicals and wood products serving both U.S. and international markets. The company derives approximately three fourths of its sales from paper and packaging products, such as linerboard, kraft paper, uncoated free sheet, corrugated containers, flexible packaging and folding cartons. The company's chemical business is involved in the manufacture of chemicals used in inks, coatings and adhesives, and through its Bush Boake Allen subsidiary, the manufacture of flavor, fragrance and aroma chemicals. Chemicals comprise about a sixth of Union Camp's sales. The company also manages a woodlands base of about 1.6 million acres, supplying raw materials for its linerboard, packaging and paper making business, as well as for the manufacture of wood products.

42 Union Camp Corporation

Notes to Consolidated Financial Statements
($ in thousands, except per share)

     Operating results and other financial data are presented for the principal business segments of the company for the years ended December 31, 1996, 1995 and 1994. Total revenue and operating profit by business segment include both sales to customers, as reported in the company's consolidated income statement, and intersegment sales, which are accounted for at prices charged to customers and eliminated in consolidation. The amount of the elimination of intersegment profit on any product that remains in inven-tory at the end of the period is determined by changes in quantities of inventory and changes in the margins of profit.

   Operating profit by business segment is total revenue less operating expenses. In computing operating profit by business segment, none of the following items has been added or deducted: other income, portions of administrative expenses, interest expense, income taxes and unusual items.

   Identifiable assets by business segment are those assets used in company operations in each segment. Corporate assets are principally cash, intangible assets, deferred charges and assets held for resale. Included within Corporate Items are the company's real estate operation, Branigar, and in 1996 the company's paper distribution business, Alling & Cory. Since the date of acquisition, August 2, 1996, Alling & Cory had sales to customers of $279 million. Its impact on operating profit for 1996 was insignificant. Capital expenditures are reported exclusive of acquisitions.

   Total revenue and operating profit from the company's foreign subsidiaries were $538 million and $48 million in 1996, $504 million and $61 million in 1995, and $417 million and $44 million in 1994. No geographic area outside the United States was material relative to consolidated revenues, operating profits or identifiable assets. Export sales from the United States were $359 million in 1996, $418 million in 1995 and $247 million in 1994.

                                          Paper and      Packaging            Wood                  Corporate
                                         Paperboard       Products        Products     Chemical         Items      Consolidated
--------------------------------------------------------------------------------------------------------------------------------
1996
Sales to Customers                       $1,313,226     $1,402,602        $281,467     $700,662     $ 315,240        $4,013,197
Intersegment Sales                          659,096          9,930              72         --        (669,098)*            --
--------------------------------------------------------------------------------------------------------------------------------
Total Revenue                             1,972,322      1,412,532         281,539      700,662      (353,858)        4,013,197
Operating Profit                            162,820         46,411          43,360         66,656     (78,741)**        240,506
Identifiable Assets                       3,318,008        702,698         139,040        579,380     357,181         5,096,307
Depreciation, Amortization & Cost
  of Company Timber Harvested               225,262         38,056           7,209         22,065       5,865           298,457
Capital Expenditures                        235,303         60,393          27,110         54,925       8,712           386,443
--------------------------------------------------------------------------------------------------------------------------------
1995
Sales to Customers                       $1,714,009     $1,515,694        $283,594     $666,794     $  31,618        $4,211,709
Intersegment Sales                          852,589         11,317              71          150      (864,127)*            --
--------------------------------------------------------------------------------------------------------------------------------
Total Revenue                             2,566,598      1,527,011         283,665      666,944      (832,509)        4,211,709
Operating Profit                            736,509         52,416***       32,697       75,850       (67,370)**        830,102
Identifiable Assets                       3,338,311        719,124         118,118      494,865       167,925         4,838,343
Depreciation, Amortization & Cost
  of Company Timber Harvested               215,247         35,503          12,012       20,497         4,479           287,738
Capital Expenditures                        141,598         55,861          27,775       37,261         4,304           266,799
--------------------------------------------------------------------------------------------------------------------------------
1994
Sales to Customers                       $1,123,530     $1,372,084        $292,254     $575,770     $  32,187        $3,395,825
Intersegment Sales                          697,959          7,367             135          153      (705,614)*            --
--------------------------------------------------------------------------------------------------------------------------------
Total Revenue                             1,821,489      1,379,451         292,389      575,923      (673,427)        3,395,825
Operating Profit                            182,234          9,335***       78,520       67,182       (62,771)**        274,500
Identifiable Assets                       3,385,220        669,039         105,743      437,740       178,836         4,776,578
Depreciation, Amortization & Cost
  of Company Timber Harvested               198,074         38,015          10,997       18,464         5,300           270,850
Capital Expenditures                        247,781         29,545          14,627       27,013         5,973           324,939
--------------------------------------------------------------------------------------------------------------------------------

  *Elimination of Intersegment Sales.

 **Includes intersegment eliminations and unallocated corporate, technology and engineering expenses of $64,801 in 1996, $61,491 in 1995, and $50,725 in
   1994. 1996 also includes a $46.9 million special charge relating to restructuring costs and asset write downs. If this amount had been allocated to segment operating profits in 1996, Paper and Paperboard operating profits would have been $139.7 million, Packaging operating profits would have been $38.2 million, Wood Products operating profits would have been $43.4 million, Chemical operating profits would have been $64.9 million, and Corporate Items operating loss would have been $45.6 million.

***The year 1995 included a gain of $6,423 relating to the sale of the assets of a flexible packaging operation. Results for 1994 included a charge of $13,958 relating to the write down of the carrying value of these assets.

44 Union Camp Corporation

Historical Data (1996-1986)

----------------------------------------------------------------------------------------------------------------------
                                                           1996             1995               1994               1993
----------------------------------------------------------------------------------------------------------------------
OPERATING RESULTS
  Net Sales                                         $ 4,013,197       $ 4,211,709       $ 3,395,825        $ 3,120,421
  Costs and Other Charges                             3,772,691*        3,381,607         3,121,325          2,908,797
----------------------------------------------------------------------------------------------------------------------
    Income From Operations                              240,506           830,102           274,500            211,624
----------------------------------------------------------------------------------------------------------------------
  Interest Expense, net of capitalized interest         112,286           113,705           109,172            124,911
  Other (Income)-Net                                    (22,825)          (14,460)          (29,836)**         (13,425)
----------------------------------------------------------------------------------------------------------------------
    Income Before Income Taxes, Minority
      Interest, Extraordinary Item, and
      Accounting Changes                                151,045           730,857           195,164            100,138
  Income Taxes                                           55,250           268,895            71,420             50,095
  Minority Interest, net of tax                         (10,487)          (10,889)           (6,518)              --
  Extraordinary Item, net of tax                           --                --                --                 --
  Effect of Accounting Changes, net of tax                 --                --              (3,716)              --
----------------------------------------------------------------------------------------------------------------------
    Net Income                                           85,308           451,073           113,510             50,043
----------------------------------------------------------------------------------------------------------------------
Per Common Share
  Net Income                                               1.23              6.45              1.62               0.72
  Dividends                                                1.80              1.66              1.56               1.56
  Stockholders' Equity                                    30.25             30.71             26.23              26.00
----------------------------------------------------------------------------------------------------------------------
Financial Position
  Current Assets                                      1,134,110         1,033,817           951,133            910,718
  Current Liabilities                                   779,869           620,113           883,924            909,372
----------------------------------------------------------------------------------------------------------------------
  Working Capital                                       354,241           413,704            67,209              1,346
  Total Assets                                        5,096,307         4,838,343         4,776,578          4,685,033
----------------------------------------------------------------------------------------------------------------------
  Long-Term Debt                                      1,252,475         1,151,536         1,252,249          1,244,907
  Deferred Income Taxes                                 723,431           709,850           605,643            583,155
  Stockholders' Equity                                2,093,594         2,121,692         1,836,321          1,815,848
----------------------------------------------------------------------------------------------------------------------
  Percent of Long-Term Debt to Total Capital               30.8%             28.9%             33.9%              34.2%
----------------------------------------------------------------------------------------------------------------------
Additional Data
  Cash Provided by Operations                           495,147           750,222           368,502            418,420
  Capital Expenditures (excluding acquisitions)         386,443           266,799           324,939            310,113
  Depreciation & Cost of
    Company Timber Harvested                            280,267           271,696           253,436            242,883
  Tons Sold-Paper & Paperboard Products               3,473,415         3,485,221         3,452,604          3,291,255
  Average Shares of Common
    Stock Outstanding                                69,220,157        69,940,397        69,954,082         69,740,458
----------------------------------------------------------------------------------------------------------------------

 *1996 includes a $46.9 million special charge relating to restructuring costs and asset write downs.

**Includes $34.7 million pre-tax gain on sale of minority interest in Bush Boake
  Allen.

                                                       Union Camp Corporation 45

                                                                                                          (in thousands)
------------------------------------------------------------------------------------------------------------------------
        1992              1991              1990              1989              1988              1987              1986
------------------------------------------------------------------------------------------------------------------------
 $ 3,064,358      $  2,967,138       $ 2,839,704       $ 2,761,337       $ 2,660,918       $ 2,361,684       $ 2,092,247
   2,883,782         2,692,148         2,469,017         2,266,561         2,167,264         1,979,788         1,844,957
------------------------------------------------------------------------------------------------------------------------
     180,576           274,990           370,687           494,776           493,654           381,896           247,290
------------------------------------------------------------------------------------------------------------------------
     136,240            81,750            31,228            47,800            50,527            61,294            59,702
     (21,074)          (11,748)          (26,559)          (22,302)          (24,882)          (22,272)          (18,756)
------------------------------------------------------------------------------------------------------------------------


      65,410           204,988           366,018           469,278           468,009           342,874           206,344
      22,755            76,978           136,427           169,878           172,863           135,391            76,410
          --                --                --                --                --                --                --
      (7,228)           (3,220)               --                --                --                --                --
      40,806                --                --                --                --                --                --
------------------------------------------------------------------------------------------------------------------------
      76,233           124,790           229,591           299,400           295,146           207,483           129,934
------------------------------------------------------------------------------------------------------------------------

        1.10              1.80              3.35              4.35              4.25              2.83              1.77
        1.56              1.56              1.54              1.42              1.22              1.14              1.09
       27.01             27.88             27.60             25.47             22.66             20.24             18.62
------------------------------------------------------------------------------------------------------------------------

   1,016,117           909,990           859,532           721,195           769,323           753,683           626,481
     892,115           764,916           642,776           366,962           326,079           295,618           275,665
------------------------------------------------------------------------------------------------------------------------
     124,002           145,074           216,756           354,233           443,244           458,065           350,816
   4,745,197         4,697,714         4,403,354         3,413,862         3,094,414         2,919,115         2,776,602
------------------------------------------------------------------------------------------------------------------------
   1,289,706         1,348,157         1,221,597           690,149           627,928           632,706           651,539
     553,871           627,120           589,477           581,835           581,080           538,774           478,829
   1,881,878         1,936,256         1,910,643         1,754,524         1,559,327         1,452,017         1,370,569
------------------------------------------------------------------------------------------------------------------------
        34.6%             34.5%             32.8%             22.8%             22.7%             24.1%             26.1%
------------------------------------------------------------------------------------------------------------------------

     268,865           375,041           386,036           526,685           518,978           447,261           336,661
     219,654           482,638           934,452           556,268           358,671           188,587           212,789

     237,531           209,120           217,416           204,572           190,611           180,015           168,457
   3,242,511         3,004,980         2,835,549         2,726,105         2,733,205         2,675,541         2,656,920

  69,604,174        69,270,992        68,550,315        68,836,229        69,433,734        73,391,106        73,533,126
------------------------------------------------------------------------------------------------------------------------