Form 10-K, Exhibit 13
period 1997-12-31
UNION CAMP CORP
filed 1998-03-31
CIK 100783

The Year in
FINE PAPER

The Fine Paper Division produces uncoated white paper, coated and uncoated white paperboard, and bleached market pulp at mills in Franklin, Virginia, and Eastover, South Carolina. About half the division's output, primarily printing and business papers, is sold to distributors who supply commercial printers, book publishers, offices, home users, and organizations with in-house printing capabilities. Our Great White Consumer Products'tm' unit provides business papers directly to consumers through retail outlets such as Office Depot, Staples, and Wal-Mart. The balance of our paper and board is sold directly to manufacturers who convert it into products such as envelopes, computer printout papers, business forms, greeting cards, and folding cartons.

Operating Highlights

We continue to concentrate our marketing efforts on the four segments that make up two-thirds of our business -- SOHO (small office/home office), the corporate information center, direct mail, and commercial printing. In 1997, sales across those four segments rose by 60,000 tons.

        In order to better serve the fast-growing SOHO market, we created a separate Great White Consumer Products'tm' unit that targets consumers through office supply superstores and catalogers. It's already delivering increased sales for the Great White'r' line.

        In keeping with our consumer-oriented strategy, we are adding line extensions to the Great White'r' brand. This fall, we agreed to market colored paper for computerprinters under the Crayola'r' name*. The partnership not only adds to our range of retail products, it also links Great White'r' products to a highly visible and reputable brand name.

        We continued to promote the Great White'r' brand through advertising in print and on TV. We also introduced a new line of kraft envelopes under the Tiger Shark'tm' brand name.

        Among manufacturing highlights, the division had record shipments in 1997, and the Franklin mill had record first-grade production driven by better operating efficiency.

        Our Franklin mill brought on line a gas-fired turbine generator and boiler that uses natural gas to generate steam and electricity. Cleaner than systems using coal and wood, it's also more energy efficient and less expensive to operate.

        At our Eastover mill, a new saltcake recovery plant is improving operations. The plant reclaims chemicals that otherwise would be lost from the liquor system and enables us to reduce expenses by about $2 million a year.


*Crayola is a registered trademark of Binney & Smith.

---
16

The Year in
PACKAGING

The Packaging Group integrates the company's Kraft Paper and Board Division (KP&B) and its packaging businesses. KP&B's mills in Savannah, Georgia, and Prattville, Alabama, supply much of the paper and paperboard to our packaging plants. The Container Division manufactures corrugated boxes, solid fiber containers and slip sheets, and display packaging. The Flexible Packaging Division produces industrial and consumer bags made of paper and/or plastic film. The International Packaging Division manufactures corrugated containers at many overseas locations. The Folding Carton Division manufactures packaging for the cosmetics, toiletries, pharmaceuticals, and food industries.

Operating Highlights

In Kraft Paper & Board, we set records last year for both production and shipments.

        The Container Division's Graphics Group broadened its packaging and merchandising capabilities when Union Camp acquired Phoenix Display and Packaging, a leader in temporary and permanent point-of-purchase (POP) displays. Phoenix gives us national POP production and sales capability. We also acquired Riley & Geehr, a manufacturer of specialty bulk packaging that provides our Performance Products Group with an improved market position in the Midwest.

        In our Container Division's Integrated Products Group, we restructured our sales organization to better serve the textile, food, appliance, and poultry industries. Also in Container, we introduced Microlite'tm', a cost-effective, lightweight corrugated packaging material aimed at the wholesale club market. And in China, our joint venture, Eastgate Packaging Ltd., brought on line a box plant in Guangzhou. A second plant is scheduled to open in central China in 1999.

        Our Flexible Packaging Division began operating its first plant outside the United States when we acquired a majority interest in Puntapel, a multiwall bag manufacturer in Argentina.

        Our Folding Carton Division formed its second international alliance, teaming up with Marinetti of Santiago, Chile, which serves cosmetics manufacturers on three continents.

        Folding Carton also opened a new Customer Response Center in Englewood, New Jersey, where we can digitally create and retouch packaging artwork, working in partnership with our customers.

        Across the division, we continued to set new standards for safety. Last year, our folding carton plant in Clifton, New Jersey, achieved Star Site status, the highest honor bestowed by the Occupational Safety and Health Administration in its Voluntary Protection Program. Our company now has five plants that have achieved this distinction, which fewer than one percent of the nation's manufacturing facilities have earned.

                                                                              --
                                                                              17

The Year in
CHEMICALS

The Chemical Group comprises the Chemical Products Division and Bush Boake Allen Inc. (BBA), which operates as a freestanding corporation. Chemical Products converts by-products from the papermaking process into tall oil fatty acids, rosin acid, dimer acid, rosin, and polyamide resins. These products are used in adhesives, inks, coatings, lubricants, soaps, and personal care products. BBA is one of the world's leading producers of aroma chemicals and compounders of flavors and fragrances.

Operating Highlights:
Chemical Products Division

Our focus on high-growth, international markets paid off in 1997, as we achieved double-digit sales increases in Asia/Pacific, Latin America, Eastern Europe, and India. We expanded our network of sales, marketing, and customer technical support services, opening offices in Sao Paulo, Brazil, and Bombay, India.

        We completed a series of capital expansions to serve the international and U.S. markets for resins used in inks and adhesives, a high-demand product worldwide.

        The division also continued its successful investment in new product and process development. In fact, over 30 percent of our sales in 1997 came from products developed within the last five years. We have had particular success with hot-melt and water-based adhesive resins, as well as high-performance ink resins.

Operating Highlights:
Bush Boake Allen

BBA expanded its Jacksonville, Florida, facility to increase the output of geraniols, which give perfumes their rose and geranium aroma. The company also automated much of its plant in Widnes, England, paving the way for better service and lower costs.

        Overseas, BBA purchased its first flavor and fragrance manufacturing site in Mexico, doubled the capacity of its Swedish seasonings plant, and expanded the production capacity of its Argentine fragrance factory. In Australia, BBA installed new spray dryers to meet growing demand for flavors in powdered form. And in India, BBA opened a new office and laboratory complex for flavors and fragrances to support its two manufacturing facilities in that country.

---
18

The Year in
FOREST RESOURCES

The Forest Resources Group manages the company's woodlands, wood products, and land development activities. The Woodlands Division manages about 1.6 million acres in Alabama, Florida, Georgia, North Carolina, South Carolina, and Virginia, and supplies high-quality, competitively priced fiber to our paper mills and wood products plants. The Wood Products Division produces southern pine lumber, plywood, and particleboard panels for the industrial and home improvement markets. Wood Products operates nine facilities in Alabama, Georgia, North Carolina, and Virginia. The third division of the Forest Resources Group, The Branigar Organization, Inc., is a wholly owned subsidiary that develops high-value land for residential, recreational, and commercial use

Operating Highlights

Our emphasis on advanced land management techniques, along with intensive culture management, has helped make all of our land more productive. In fact, from 1987 to 1997, our standing pine inventory increased by 34 percent, while our land holdings actually decreased by 200,000 acres.

        Our intensive culture program continues to maximize fiber yield, producing an average yield of 12 tons per acre compared to an average yield in the South of three to four tons. The trees grow faster, with our harvest rotation for pulpwood having decreased substantially.

        We also made significant progress in our ongoing environmental education program for private landowners. By year's end, nearly all of our 1,200 foresters and contract wood suppliers had completed logger training on air, soil, water, and wildlife issues. It's part of our commitment to the industry's Sustainable Forestry Initiative'sm', a code of principles that guides the responsible stewardship of our woodlands.

        The Woodlands Division had record earnings in 1997, while the lumber segment of our Wood Products Division set records for profits and sales, and, for the first time, produced over one-half billion board feet of lumber.

        Our new laminated veneer lumber (LVL) facility is on track to start up in mid-1998. Growth for LVL products is exceeding our forecast, and we intend to be well positioned in this niche, value- added segment.

        The Branigar Organization has sold nearly all 4,250 units at the Landings on Skidaway Island, a world-class development near Savannah where the first unit was sold in 1972. Branigar also continues to serve as master developer for a broad range of commercial projects in the Southeast. Capitalizing on new technology, Branigar has generated more than $1 million in sales from Union Camp's Web site.

                                                                             ---
                                                                              19

Financial Review

Results of Operations

1997 Earnings Per Share (in dollars)

1st Quarter    $0.14
2nd Quarter    $0.15
3rd Quarter    $0.40
4th Quarter    $0.45

The adverse market conditions which had affected paper and packaging prices in 1996 continued through most of the first half of 1997. Improvements in the pricing environment became evident by mid-year and this trend progressed through year-end. The company achieved steady earnings improvement over the last three quarters of the year. Tight cost control coupled with improvements in volume and mix were critical factors in this upward trend of earnings.

        Consolidated net income was $81.1 million or $1.17 per share in 1997, down from $85.3 million or $1.23 per share in 1996 after a special charge of $28.9 million or $.42 per share after-tax relating to restructuring costs and asset write downs. This decline in earnings reflects the impact of significantly lower average selling prices for linerboard and uncoated free sheet, the company's principal paper products, but was substantially mitigated by improvements in manufacturing cost efficiencies and better volume and mix.


Income from Operations (million of dollars)
1995          $841
1996*         $253
1996          $257

*1996 includes $47 million special charge

        Operations in 1997 benefited from the profit enhancement plan announced at the end of 1996. This two year program has the objective of adding $100 million to pre-tax earnings through product mix enhancements, cost reductions, and business process improvements. At year-end 1997, progress on this program was well ahead of schedule. A portion of the cost reduction plan includes a targeted job elimination of 400 positions and, by year-end, 65% of this goal was achieved. Production cost efficiencies represent another element of the plan. Substantial operating cost savings were recognized within the company's production facilities throughout 1997.

        Paper product shipments in 1997 reached a record level, 3.7 million tons, 6% above prior year shipments, reflecting the improvement in customer demand and less mill downtime. Consolidated sales in 1997 were also a record $4.5 billion, 12% over 1996. Excluding the Alling & Cory Company, a paper distribution business acquired in August 1996, sales were up slightly. The increases in cost of products sold and selling, general and administrative expenses in 1997 reflect, in large part, the full year's effect of the Alling and Cory acquisition.

        In the fourth quarter of 1997, financial market concerns increased relative to the weakness of Asian economies. The company exported approximately 163,000 tons of linerboard into this region during 1997. Company shipments did not decrease appreciably in the fourth quarter. In addition, the company has not seen significant deterioration in sales activity in 1998.

        In 1996, consolidated net income was $85.3 million or $1.23 per share, after a special charge relating to restructuring costs and asset write downs. Before the special charge, 1996's net income was $114.2 million or $1.65 per share which was significantly lower than the all-time record reported in 1995 of $451.1 million or $6.45 per share.

        Operating results and other financial information for the company's principal business segments are presented on page 40. A discussion of the results of these segments follows.

Paper and Paperboard

Paper and Paperboard Operating Profit (millions of dollars)

         1995        $750
         1996        $176
         1997        $145

        The principal operations in this segment are two kraft paper and board mills, two bleached paper and board mills, and woodlands operations which support these mills as well as the company's wood products operation. Almost one-half of the company's 1997 sales were generated by this segment. Operating income was $145 million in 1997, compared to $176 million in 1996 and $750 million in 1995. The two year decline in operating income from 1995 reflected sharply lower demand in the linerboard and uncoated free sheet markets. Higher than normal inventory levels, particularly in uncoated free sheet, were a major factor in the decline. By mid 1997, selling prices in these markets began to increase and by year-end were well above end of year 1996 levels. Sales for the segment were $2.0 billion, level with 1996, and down from $2.6 billion in 1995.

Kraft Paper & Board: The company is the fifth largest producer of linerboard within the United States. Operating income from the two kraft mills declined in 1997. Domestic and export linerboard prices averaged 14% and 4% below 1996. Pricing began to recover at the beginning of the third quarter. Year-end selling prices in the domestic markets were almost 30% above their mid-year low. Customer shipments increased 18% and 39%, in the domestic and export markets, respectively, year to year. Operating rates exceeded 100% for both mills during 1997; record production was achieved at the Savannah mill, for the first time exceeding one million tons. Also,

                                                                             ---
                                                                              23

Financial Review

cost containment initiatives were successful in achieving improvement in direct manufacturing costs per ton.

        Operating profit in 1996 declined significantly compared with 1995, primarily due to lower average selling prices. Domestic and export linerboard prices averaged 29% and 33% below 1995, respectively. Further contributing to the decrease in operating profit for 1996 was a 7% decline in linerboard shipments from 1995's level, and a slight increase in variable and fixed costs.


Bleached Paper and Board: Despite record shipments of 1.4 million tons, operating profits in 1997 decreased slightly compared with 1996, primarily due to lower average prices in the uncoated free sheet market. Average selling prices of uncoated free sheet decreased by 4% compared to 1996. Offsetting the weakness in selling prices for the year was a 3% increase in total shipments over 1996, in addition to lower manufacturing costs. Operating rates at both bleached paper and board mills improved over the prior year. The Franklin mill set a new production record in 1997, exceeding the previous record by 6%.

        Operating profit decreased in 1996 compared with 1995, as the decline in selling prices, which began during the fourth quarter of 1995, continued throughout 1996. Average selling prices of uncoated business papers were approximately 25% less in 1996 compared with 1995. Total shipments increased by 8% over 1995, partially offsetting the effect of reduced selling prices.

Packaging


Chart Omitted:

Packaging Operating Profit (millions of dollars)

         1995        $51
         1996        $45
         1997        $36

        The Packaging segment includes the corrugated container, flexible packaging and folding carton businesses. Packaging products are produced at 41 locations in the U.S. and 9 locations overseas. Although 1997 shipments for these products increased modestly over last year, prices in the corrugated container markets declined significantly throughout the year. Segment sales were $1.3 billion, down slightly from $1.4 billion in 1996 and $1.5 billion in 1995. Operating profit declined to $36 million in 1997, from $45 million in 1996 and $51 million in 1995, which was a record performance for the segment.

        The Container Division is the largest unit in this segment, operating 28 plants in the domestic market. Primary products include bulk and triplewall containers, graphics packaging and display items, and solid fiber containers. Despite a modest increase in shipments, operating profit declined in 1997. This reflects lower gross profit margins, despite improved production and stable converting expenses. Segment results in 1997 include a gain relating to the sale of the Denver, Colorado container plant as an ongoing business. Offsetting a substantial portion of the gain was the write down of certain non-performing assets.

        Revenues for the company's International Packaging group, which manufactures corrugated containers overseas, decreased by 12% in 1997, compared with a 5% increase in 1996. Despite improved volume, operating profit declined in 1997, primarily as a result of a 16% decline in selling prices, partially offset by reduced manufacturing costs. Local market conditions varied by country.

        The Flexible Packaging Division is the second largest operating unit in this segment, producing a broad variety of industrial and consumer bags, polyethylene film and other non-rigid packaging at 10 plants in the U.S. Operating profits declined in 1997, despite a 4% increase in sales over 1996. Although total shipments for 1997 increased 5% over 1996, lower average selling prices and higher fixed costs more than offset the increase.

        The company's Folding Carton Division operates three plants, which produce consumer products packaging with high quality graphics, principally for the cosmetics and pharmaceutical industries. Although sales volume was level year to year, operating profits decreased from 1996, primarily due to eroding margins and higher operating costs.

Wood Products

Chart Omitted:

Wood Products Operating Profit (millions of dollars)

         1995        $33
         1996        $43
         1997        $60


        The Wood Products segment consists of lumber, plywood and particleboard operations. Segment revenue increased by 16% compared with 1996, and operating profit surged 39% to $60 million in 1997.

        This increase in profits is largely the result of an improvement in overall market conditions in the lumber business, with prices and volume increasing by 15% and 7%, respectively, during 1997. Lumber operations posted both record profits and production in 1997. Particleboard and plywood prices remained level with 1996, while volume increased 2% over 1996 levels.

        In 1996, operating profits increased by 33% compared with 1995, primarily attributable to a 4% increase in lumber prices and a 3% increase in volume. The favorable lumber operations, coupled with increased particleboard shipments, more than offset lower prices for plywood and particleboard.

---
24

Chemical


Chart Omitted:

Chemical Operating Profit (millions of dollars)

         1995        $75
         1996        $67
         1997        $74

        Net sales for the Chemical segment were $759 million in 1997, an 8% increase over 1996 and 14% above 1995. Operating profit for this segment was $74 million, up from the $67 million reported in 1996 and down slightly from the $75 million in 1995.

        Bush Boake Allen, the largest operating unit in this segment, conducts operations on six continents and has locations in 39 countries worldwide. Union Camp is a majority owner of this global business with a 68% holding. BBA supplies flavors and fragrances for use in foods, beverages, cosmetics and toiletries. Sales were $491 million in 1997, up from $449 million in 1996, and $425 million in 1995. Operating profit was $53 million in 1997, a 13% increase over $47 million in 1996, and a 6% increase over $50 million in 1995. The growth in 1997 resulted from improved performance in both flavors and fragrances and chemicals operations.

        The company's Chemical Products Division, with facilities in the United States and United Kingdom, upgrades papermaking by-products and other raw materials into a wide range of specialized chemicals, primarily for use in inks, coatings and adhesives. Operating profit in 1997 increased by 3%, although the cost of crude tall oil, a primary raw material, increased by 6%. The division benefited from increased sales in its domestic and international markets and the continued implementation of efficiency enhancing programs. The division's performance for 1997 was largely driven by an expanded presence in international markets. Although results from the division's U.K. operations were somewhat hampered by a strengthening of the pound sterling, higher volumes and throughput enabled the operation to improve its results from 1996. Shipments increased by 14% during 1997. In 1996, operating profit declined by 18% from 1995.

Interest Expense

Net interest expense for 1997 was $117 million, compared to $112 million in 1996 and $114 million in 1995.

        The increase in interest expense for 1997 was the result of higher outstanding debt, in addition to slightly higher short-term interest rates, offset partially by an increase in capitalized interest. The decrease in interest expense in 1996 from the prior year was due to lower short-term interest rates which more than offset an increase in outstanding debt and a lower level of capitalized interest.


Other (Income) Expense-Net

In 1997, other income was $4 million, compared with $11 million in 1996 and $3 million in 1995. Other income for 1996 included $6.1 million related to other asset disposals.

Financial Position, Liquidity
and Capital Resources

Chart Omitted:

Capital Structure (millions of dollars)

                         1995       1996       1997
Shareholders' Equity    $2,122    $2,094      $2,036
Deferred Income Taxes   $  710    $  723      $  745
Long-Term Debt          $1,152    $1,252      $1,367


Chart Omitted:

Cash Provided by Operations (millions of dollars)

         1995        $759
         1996        $503
         1997        $381

The company's financial condition remains strong. Net working capital (the excess of current assets over current liabilities) was $409 million at year-end 1997, an increase of $55 million from the end of 1996. The increase was primarily attributable to higher trade receivables which resulted from higher sales and the impact of new businesses. The company's current ratio was 1.5 for both 1997 and 1996. The interest coverage ratio for 1997 was 2.0 compared to 2.2 for 1996. Stockholders' equity decreased by $58 million to $2.0 billion at year-end 1997 or $29.39 per share compared to $30.25 per share at the end of 1996.

        Internally generated cash flow has been and will remain a primary source of capital to fund the company's growth. Cash flow from operations was $381 million in 1997, $503 million in 1996 and $759 million in 1995. The decline in 1997 was attributable to increases in working capital items, primarily trade receivables. Cash used for investment activities was down $105 million in 1997, primarily the result of a lower level of capital spending. Cash used for financing activities in 1997 was $60 million compared to $55 million in the prior year. This reflects a net increase in total debt of $80 million offset by lower level of common stock repurchases. During the fourth quarter, the company issued $150 million of 6 1/2% 10-year notes, which was used to replace $57 million of expiring debt with higher interest rates and reduce the level of short-term borrowing.

        The ratio of long-term debt to total capital employed (the sum of long-term debt, deferred taxes and stockholders' equity) was 33.0% at December 31, 1997 compared with 30.8% at year-end 1996. Total debt to total capital for the current year increased to 36.8% compared with 35.3% at the end of 1996.

                                                                             ---
                                                                              25

Financial Review

Capital Expenditures

Capital spending totaled $337 million in 1997 compared with $386 million in 1996 and $267 million in 1995. Included in capital expenditures for 1997 is paper mill spending of $152 million. This includes $34 million to complete the installation of a $70 million turbine generator and heat recovery steam generator at the Franklin, Virginia mill and $17 million of a $27 million turbine generator at the Savannah, Georgia mill.

Chart Omitted:

Capital Expenditures (millions of dollars)

         1995        $267
         1996        $386
         1997        $337

Also included is $13 million in spending for a sheet finishing facility in Franklin, Virginia. Investment at domestic and international packaging plants was $42 million including a joint venture corrugated container plant in China. Chemical sector spending, including Bush Boake Allen, totaled $57 million. Spending at Wood Products facilities was $34 million which included $26 million of a $45 million laminated veneer lumber production facility at Thorsby, Alabama, which is scheduled for start up in mid 1998. Expenditures related to the company's timberlands totaled $36 million.


($ in millions)                          1997    1996    1995
------------------------------------------------------------------
Plant and Equipment
        (excludes acquisitions):
        Expansion & Cost Reduction       $145    $139    $137
        Replacement & Other               146     148      88
        Capitalized Interest               10       4       9
Timberlands (acquisition
        and regeneration)                  36      95      33
-----------------------------------------------------------------
Total                                    $337    $386    $267
=================================================================

At year-end 1997, purchase commitments related to capital projects in-progress were approximately $59 million. Capital spending in 1998 is expected to be about $300 million.

Acquisitions and Dispositions

During 1997, Union Camp made three acquisitions. In October, the company acquired the outstanding shares of Phoenix Display and Packaging Corporation, a leading merchandising and point-of-purchase display company based in New Jersey. This acquisition builds on the company's national display business. In June, Alling and Cory, the company's paper distribution business, acquired the Antietam Paper Company. The acquisition strengthens Alling and Cory's position in Maryland and adds warehouse operations in Virginia. In March, the company acquired a 75% interest in Puntapel, S.A., a multiwall plant located in San Luis, Argentina. This acquisition positions the company into a high potential international packaging market. The cost of these acquisitions was $20 million in the aggregate.

        Also in October 1997, the company sold its Denver, Colorado container plant. Net sales for the Denver operation in 1997 were $19 million through the month of sale. In March, the Denton, Texas multiwall plant was closed and subsequently sold.

        In August 1997, the company contributed 25 thousand acres of timberlands valued at $30.7 million for a 50% equity investment in Forestmax LLC, which has as its primary assets timberland holdings. The company will recognize a gain of $27 million over a future period on the basis of timber cut.

        In January 1996, the company acquired the operating assets and assumed certain liabilities of O'Grady Containers, Inc., a graphics oriented, direct print, sheet plant in Fort Worth, Texas. Later in the first quarter, the company invested in a 50% interest in a corrugated container operation in Turkey. The total cost of these purchases was $34 million. In August 1996, the company acquired the outstanding shares of The Alling & Cory Company for $88.5 million, consisting of 1.7 million shares of company common stock and $5.4 million cash. Alling and Cory distributes communications and printing papers, industrial packaging and business products.

        The company sold two corrugated container plants in the second half of 1996. The divestiture of these two plants did not have a significant impact on the company's operations.

Dividends and Stock Repurchases

Cash dividends paid in 1997 were $125.1 million or $1.80 per share compared with $124.7 million or $1.80 per share in 1996 and $116.1 million or $1.66 per share in 1995. Stockholders' dividends are paid quarterly. The dividend rate was raised by 15% in two increments during 1995.

In the second quarter of 1995, the Board of Directors authorized the repurchase of up to five million shares of the company's common stock. During 1997, 687,600 shares were repurchased. Share repurchases in 1996 and 1995 totaled 2,865,900. The total cost of these repurchases was $183 million.

Environmental Matters

The company invested approximately $31 million in pollution control facilities in 1997. Over the past five years, the company has invested approximately $130 million in such facilities, which is about 8% of total capital spending. In 1997, the company recorded expenses of $9 million for study, testing and remediation in compliance with environmental regulations.

---
26

        Regulations known as the Cluster Rule have been adopted by the U.S. Environmental Protection Agency. As applicable to Union Camp, these regulations establish various compliance completion dates which fall within the 2001-2006 time frame. Preliminary assessment by the company indicates the capital cost required to achieve compliance will be in the range of $125 to $150 million. Compliance involves various initiatives with different completion dates spread over a six year period. Some degree of flexibility exists with respect to the timing of required capital spending. However, the company expects a majority of this spending will be completed by 2001. The incremental operating cost is estimated to be immaterial. The company believes compliance with these rules will not adversely affect its competitive position since these regulations also apply in varying degrees to its domestic competitors.

Accouting Matters

The FASB recently issued Statement of Financial Accounting Standards (SFAS) No. 131, "Disclosures about Segments of an Enterprise and Related Information." This statement establishes standards for the reporting of financial information relating to operating segments for both interim and annual periods. In addition, the FASB also issued SFAS No. 130, "Reporting Comprehensive Income." This statement establishes standards for the reporting and display of comprehensive income in the company's financial statements and footnotes. These statements, which will be adopted by the company in 1998, affect financial statement presentation and disclosure but will not have an impact on the company's consolidated financial position or results of operations.

Year 2000

The company is currently in the process of evaluating its operations to ensure that its computer systems and process control equipment are "Year 2000" compliant. Management does not expect the financial impact of necessary actions to be material to the company's financial position or results of operations in any period.

        While the company believes all necessary work will be completed in a timely fashion, there can be no guarantee that all systems will be compliant by the year 2000 or that the systems of other companies on which the company relies will be converted within the same timeframe.

Statements in this report that are not historical are forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially. Such risks and uncertainties include the effect of general economic conditions, fluctuations in supply and demand for the company's products including exports and potential imports, paper industry production capacity, operating rates, competitive pricing pressures, and whether capital and restructuring projects are successfully completed. The company's goal of enhancing its earnings power during the next 12 months is subject to risks and uncertainties that planned product mix improvements are not implemented, and that cost reductions expected to result from investing in information technology, work flow redesign, shared service activities and other activities do not materialize. The company's assessment of the effects of complying with the U.S. Environmental Protection Agency's Cluster Rule is subject to risks and uncertainties regarding the amount the company will be required to expend vis-a-vis its competitors and the effect of timing differences in the rate such required expenditures are made.

Quarterly Information

                                    ($ in thousands, except share and per share)

-----------------------------------------------------------------------------------------------------------------------------
                                                                                                              Stock Price*
                                        Gross       Net       Basic Earnings  Diluted Earnings  Dividends     ------------
                        Net Sales       Profit   Income(Loss)   Per Share        Per Share      Per Share     High      Low
-----------------------------------------------------------------------------------------------------------------------------
1997  Fourth Quarter  $1,187,143      $283,841   $33,282         $ 0.48          $ 0.47           $0.45     $64 9/16  $49 3/4
      Third Quarter    1,126,902       266,707    27,559           0.40            0.40            0.45      63 1/8    50 1/4
      Second Quarter   1,105,591       251,809    10,611           0.15            0.15            0.45      54 7/8    45 1/8
      First Quarter    1,057,125       232,034     9,618           0.14            0.14            0.45      52 1/4    46 7/8
-----------------------------------------------------------------------------------------------------------------------------
1996  Fourth Quarter  $1,083,584      $157,014   $(5,687)        $(0.09)         $(0.09)          $0.45     $50 5/8   $46 7/8
      Third Quarter    1,017,310       222,814    14,353           0.21            0.21            0.45      51 1/2    46 1/4
      Second Quarter     934,048       214,397    18,139           0.26            0.26            0.45      55 3/8    48 3/4
      First Quarter      978,255       286,791    58,503           0.85            0.85            0.45      52 3/8    44 7/8
=============================================================================================================================

1996 has been restated to conform with the 1997 presentation.

Fourth quarter 1996 includes a special charge relating to restructuring costs and asset write downs which reduces income from operations by $46.9 million pre-tax and after-tax net income by $28.9 million or $.42 per share.

* The company's common stock is listed on the New York Stock Exchange and the Pacific Stock Exchange.
  The number of stockholders of record at December 31, 1997 was 7,760.

                                                                             ---
                                                                              27

Report of Independent Accountants

To the Stockholders and Board of Directors of Union Camp Corporation

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income and of cash flows present fairly, in all material respects, the financial position of Union Camp Corporation and its subsidiaries at December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Price Waterhouse LLP
Morristown, New Jersey
February 5, 1998

---
28

Consolidated Income


                                                                  ($ in thousands, except per share)

For The Years Ended December 31,                            1997                 1996                1995
------------------------------------------------------------------------------------------------------------
Net sales                                                $ 4,476,761         $ 4,013,197         $ 4,211,709

Costs and other charges:
  Costs of products sold                                   3,399,559           2,965,149           2,680,938
  Selling and administrative expenses                        509,372             450,117             401,644
  Depreciation, amortization and
  cost of company timber harvested                           310,618             298,457             287,738
  Special charge                                                  --              46,935                  --
------------------------------------------------------------------------------------------------------------
Income from operations                                       257,212             252,539             841,389
------------------------------------------------------------------------------------------------------------
Interest expense, net of capitalized interest                117,290             112,286             113,705
Other (income) expense--net                                   (3,888)            (10,792)             (3,173)
-------------------------------------------------------------------------------------------------------------
   Income before income taxes and minority interest          143,810             151,045             730,857
-------------------------------------------------------------------------------------------------------------
Income taxes                                                  51,804              55,250             268,895
-------------------------------------------------------------------------------------------------------------
Minority interest, net of tax                                 10,936              10,487              10,889
------------------------------------------------------------------------------------------------------------
                Net income                               $    81,070         $    85,308         $   451,073
-------------------------------------------------------------------------------------------------------------
Earnings per share: Basic                                $      1.17         $      1.23         $      6.45
                    Diluted                              $      1.16         $      1.23         $      6.39
=============================================================================================================

See the accompanying notes to consolidated financial statements.

                                                                             ---
                                                                              29

Consolidated Balance Sheet

                                                                           ($ in thousands)

December 31,                                                           1997                1996
-------------------------------------------------------------------------------------------------
Assets
Current Assets
Cash and cash equivalents                                         $    34,878        $    44,917
Receivables-net                                                       638,130            544,320
Inventories                                                           495,313            496,433
Other                                                                  43,256             48,440
-------------------------------------------------------------------------------------------------
                                                                    1,211,577          1,134,110
-------------------------------------------------------------------------------------------------
Property
Plant and equipment, at cost                                        6,800,477          6,562,465
Less: accumulated depreciation                                      3,404,918          3,161,450
-------------------------------------------------------------------------------------------------
                                                                    3,395,559          3,401,015
                                                                      364,226            351,334
-------------------------------------------------------------------------------------------------
Timberlands, less cost of company timber harvested                  3,759,785          3,752,349
-------------------------------------------------------------------------------------------------
Other Assets                                                          270,339            209,848
-------------------------------------------------------------------------------------------------
     Total Assets                                                 $ 5,241,701        $ 5,096,307
-------------------------------------------------------------------------------------------------

Liabilities and Stockholders' Equity
Current Liabilities
Current installments of long-term debt                            $    40,439        $    95,840
Notes payable                                                         212,900            185,614
Accounts payable                                                      298,641            264,064
Other accrued liabilities                                             212,973            201,319
Income and other taxes                                                 38,065             33,032
-------------------------------------------------------------------------------------------------
                                                                      803,018            779,869
-------------------------------------------------------------------------------------------------
Long-Term Debt                                                      1,367,450          1,252,475
-------------------------------------------------------------------------------------------------
Deferred Income Taxes                                                 744,677            723,431
-------------------------------------------------------------------------------------------------
Other Liabilities and Minority Interest                               290,838            246,938
-------------------------------------------------------------------------------------------------
Stockholders' Equity
Common stock-par value $1.00 per share                                 69,264             69,217
Capital in excess of par value                                         42,820             41,853
Other equity adjustments                                              (20,989)            (6,080)
Retained earnings                                                   1,944,623          1,988,604
-------------------------------------------------------------------------------------------------
Shares outstanding, 1997--69,264,160; 1996--69,217,119
     Stockholders' Equity--Net                                      2,035,718          2,093,594
-------------------------------------------------------------------------------------------------
     Total Liabilities and Stockholders' Equity                   $ 5,241,701        $ 5,096,307
=================================================================================================

See the accompanying notes to consolidated financial statements.

---
30

Consolidated Statement of Cash Flows


                                                                                   ($ in thousands)

For The Years Ended December 31,                                            1997           1996           1995
---------------------------------------------------------------------------------------------------------------
Cash (Used For) Provided By Operations:
    Net income                                                         $  81,070      $  85,308      $ 451,073
    Adjustments to reconcile net income to cash
         provided by operations:
          Depreciation, amortization and cost of company
           timber harvested                                              310,618        298,457        287,738
          Deferred income taxes                                           17,858          7,877        105,899
          Special charge                                                      --         46,935           --
          Other                                                           24,807         17,511         18,885
          Changes in operational  assets and liabilities:
                   Receivables                                           (89,489)        43,963        (23,000)
                   Inventories                                             1,200         13,139        (55,325)
                   Other assets                                            9,139          1,511         (3,637)
                  Accounts payable, taxes and other liabilities           25,913        (11,556)       (22,753)
---------------------------------------------------------------------------------------------------------------
    Cash Provided By Operations                                          381,116        503,145        758,880
---------------------------------------------------------------------------------------------------------------
Cash (Used For) Provided By Investment Activities:
    Capital expenditures:
        Plant and equipment                                             (301,517)      (291,345)      (233,444)
        Timberlands                                                      (35,709)       (95,098)       (33,355)
----------------------------------------------------------------------------------------------------------------
                                                                        (337,226)      (386,443)      (266,799)
    Acquisitions                                                         (13,890)       (49,452)        (7,115)
    Sale of businesses-net                                                    --          5,318         36,133
    Sale of assets                                                         9,518         22,009          9,822
    Other                                                                 10,914        (27,093)       (17,348)
---------------------------------------------------------------------------------------------------------------
         Cash Used For Investment Activities                            (330,684)      (435,661)      (245,307)
---------------------------------------------------------------------------------------------------------------
    Cash (Used For) Provided By Financing Activities:
           Issuance of long-term debt                                    160,000        150,000         22,625
           Repayments of long-term debt                                 (108,172)       (48,954)       (69,338)
           Change in short-term notes payable                             28,211         52,156       (279,999)
           Proceeds from issuance of common stock                         22,105          3,377          6,042
           Common stock repurchases                                      (36,864)       (86,499)       (59,614)
           Dividends paid                                               (125,051)      (124,718)      (116,132)
---------------------------------------------------------------------------------------------------------------
    Cash Used For Financing Activities                                   (59,771)       (54,638)      (496,416)
---------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                                     (700)         1,739            (81)
---------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents                         (10,039)        14,585         17,076
        Balance at beginning of year                                      44,917         30,332         13,256
---------------------------------------------------------------------------------------------------------------
Balance at end of year                                                 $  34,878      $  44,917      $  30,332
===============================================================================================================

See the accompanying notes to consolidated financial statements.


                                                                             ---
                                                                              31

Notes to Consolidated Financial Statements
($ in thousands, except per share)


1 Significant Accounting Policies

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

        The cost of company timber harvested is charged to income as timber is cut. The charge to income is the product of the volume of timber cut multiplied by annually developed unit cost rates.

Goodwill: The excess of the cost over the fair value of net assets of acquired businesses is recorded as goodwill and is amortized on a straight-line basis over appropriate periods not to exceed 40 years. The company reviews the goodwill recoverability period on a regular basis.

Research and Development Costs: Research and development costs are expensed as incurred. These expenditures totaled $57.3 million in 1997, $55.9 million in 1996, and $55.4 million in 1995.

Capitalized Interest: Interest is capitalized on major capital expenditures during the period of construction. Total interest costs incurred and amounts capitalized were:

                             1997           1996         1995
--------------------------------------------------------------
Total interest           $126,978       $116,748      $122,572
Interest capitalized       (9,688)        (4,462)       (8,867)
--------------------------------------------------------------
Net interest expense     $117,290       $112,286       $113,705
--------------------------------------------------------------
--------------------------------------------------------------

Stock-Based Compensation: In accordance with Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," the company has elected to continue to account for its employee stock option plans in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and to disclose supplementally the pro forma effect of accounting for these plans as if the provisions of SFAS No. 123 had been adopted. (See also Note 10.)

Accounting Standards: In June 1997, the Financial Accounting Standards Board
(FASB) issued SFAS No. 130, "Reporting Comprehensive Income." This statement establishes standards for the reporting and display of comprehensive income and its components in the company's financial statements.

        Also in June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of a Business and Related Information." This statement establishes revised standards for the reporting of financial information about a company's operating segments for both interim and annual reporting.

        These statements, which will be adopted by the company in 1998, affect financial statement presentation and disclosure but will not have an impact on the company's consolidated financial position or results of operations.

Environmental Liabilities: Environmental expenditures that improve the condition of the property are generally capitalized, all other environmental expenditures are expensed as incurred. Liabilities are recorded when remedial efforts are probable and the costs can be reasonably estimated. The timing of these accruals generally coincides with the completion of a feasibility study or the company's commitment to a formal plan of action.

Income Taxes: Deferred income taxes are recorded using enacted tax rates in effect for the year temporary differences are expected to reverse. Federal and state income taxes are not accrued on the cumulative undistributed earnings of foreign subsidiaries because the earnings have been reinvested in the businesses of those companies. As of December 31, 1997, the total of all such undistributed earnings amounted to $202.4 million. It is not practical to estimate the amount of tax that might be payable on the distribution of the foreign earnings. The company has, as

---
32
required, provided for tax potentially payable on the distribution of its share of $85.7 million, the undistributed earnings of Bush Boake Allen Inc. (BBA) and subsidiaries earned subsequent to 1992. (See also Note 9.)

Foreign Currency Translation: The assets and liabilities of the company's foreign subsidiaries and affiliates are translated into U.S. dollars at year-end exchange rates, while income and expense accounts are translated at average annual rates. The primary factor used to determine the functional currencies of the company's foreign subsidiaries is the local currency cash flows resulting from manufacturing, sales and financing activities. Gains and losses resulting from foreign currency translation are reflected in a separate component of Stockholders' Equity entitled Other Equity Adjustments. The effect of these cumulative adjustments was to reduce equity by $19.3 million at December 31, 1997 and $4.2 million at December 31, 1996.

Derivatives: The company hedges foreign currency transactions by entering into forward foreign exchange contracts. Gains and losses associated with the forward contracts are matched with the offsetting gains and losses recorded for exchange rate fluctuations on the underlying assets and liabilities. Gains and losses on interest rate swap agreements are charged or credited to interest expense over the life of the agreement. (See also Note 8.)

Revenue Recognition: The company recognizes revenue upon the passage of title, which is generally at the time of shipment.

Earnings Per Share: In accordance with the provisions of SFAS No. 128, "Earnings Per Share," the company is presenting net income per share on a basic and diluted basis. Basic earnings per share is computed using the weighted average number of shares outstanding during the period. Diluted earnings per share is computed using the weighted average number of shares outstanding adjusted for dilutive common stock equivalents.

        The weighted average number of shares outstanding for basic earnings per share were 69,439,150 for 1997, 69,220,157 for 1996 and 69,940,397 for 1995. For
diluted earnings per share, these amounts increased by 491,292, 385,379 and 629,140 in 1997, 1996 and 1995, respectively, due to potentially dilutive common stock equivalents issuable under the company's stock option plan. In 1997 and 1996, 949,700 and 28,000 potential common shares were excluded from the computation of diluted earnings per share because the effect would have been antidilutive. There were no antidilutive common stock equivalents in 1995.


Reclassifications: Certain amounts have been reclassified for 1995 and 1996 to conform with the 1997 presentation.

2 Special Charge

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

3 Other (Income) Expense-Net

The year 1996 included a $6.1 million gain related to other asset disposals.

4 Acquisitions

In October 1997, the company acquired the outstanding shares of Phoenix Display and Packaging Corporation, a leading merchandising and point-of-purchase display company. In June, Alling and Cory, the company's paper distribution business, acquired the Antietam Paper Company. In March, the company acquired a 75% interest in Puntapel, S.A., a multiwall plant located in San Luis, Argentina. The cost of these acquisitions was $20 million in the aggregate.

        In August 1997, the company contributed 25 thousand acres of timberlands valued at $30.7 million for a 50% equity investment in Forestmax LLC, which has as its primary assets timberland holdings. The company will recognize a gain of $27 million over a future period on the basis of timber cut.

        In the first quarter of 1996, the company purchased the operating assets and assumed certain liabilities of O'Grady Containers, Inc. In addition, the company acquired a 50% interest in a corrugated container joint venture in Turkey. The total cost of these purchases was $34 million.

        On August 2, 1996, the company acquired The Alling & Cory Company (Alling and Cory), a paper distribution business, for a consideration totaling $88.5 million, consisting of 1.7 million shares of company common stock and $5.4 million cash.

        These acquisitions were accounted for under the purchase method and, accordingly, the net assets and results of operations have been included in the consolidated financial statements since the date of acquisition. The excess of purchase price over the estimated fair values of the net assets acquired has been treated as goodwill.

        The pro forma effect of these acquisitions is not material.

                                                                             ---
                                                                              33

Notes to Consolidated Financial Statements
($ in thousands, except per share)

5 Supplemental Balance Sheet Information


December 31,                                1997            1996
----------------------------------------------------------------
Receivables
Trade                                   $598,105        $514,799
Other                                     57,810          46,791
----------------------------------------------------------------
                                         655,915         561,590
Less estimated doubtful accounts,
 discounts and allowances                 17,785          17,270
----------------------------------------------------------------
Net                                     $638,130        $544,320
================================================================
Inventories
Finished goods                          $275,112        $270,123
Raw materials                            109,352         110,569
Supplies                                 110,849         115,741
----------------------------------------------------------------
Total                                   $495,313        $496,433
================================================================

At December 31, 1997 and 1996, finished goods and raw materials totaling $240.1 million and $254.6 million, respectively, were valued at LIFO cost. The excess of current cost over LIFO value was $99.0 million and $101.7 million in 1997 and 1996, respectively.

December 31,                                1997            1996
----------------------------------------------------------------
Other Current Assets
Prepayments                           $   24,212      $   22,745
Short-term timber leases                  19,044          19,045
Assets held for resale                       --            6,650
----------------------------------------------------------------
Total                                 $   43,256      $   48,440
================================================================
Plant and Equipment,
    at cost
Land                                  $   36,429      $   37,151
Buildings and improvements               568,506         561,078
Machinery and equipment                5,974,738       5,777,737
Construction-in-progress                 220,804         186,499
-----------------------------------------------------------------
Total                                 $6,800,477      $6,562,465
=================================================================

At December 31, 1997, property (principally machinery and equipment) having an original cost of approximately $388 million and a net book value of $152 million is pledged against lease obligations and notes payable to industrial development authorities (see also Note 6). These obligations and notes payable have outstanding long-term balances totaling approximately $334 million.

December 31,                                1997             1996
-----------------------------------------------------------------
Other Assets
Goodwill                                $ 82,783         $ 72,646
Investments in affiliates                 76,019           46,015
Other intangibles                         44,383           30,096
Pension assets                            42,593           28,738
Other                                     24,561           32,353
-----------------------------------------------------------------
Total                                   $270,339         $209,848
=================================================================

Short-Term Debt: Included in Notes Payable at December 31, 1997 and 1996 were $112.8 million and $114.0 million, respectively, of commercial paper borrowings. The weighted average interest rate on these borrowings for the years 1997 and 1996 were 5.76% and 5.60%, respectively.

        The company has short-term revolving credit facilities in numerous countries primarily outside the United States, which provide for aggregate availability of $157 million. At December 31, 1997 and 1996, approximately $92 million and $60 million, respectively, was outstanding and included in short-term borrowings. Related commitment fees are either nominal or zero.

December 31,                                 1997               1996
---------------------------------------------------------------------
Other Accrued Liabilities
Payrolls                                 $ 72,276           $ 67,892
Interest                                   29,652             30,758
Special charge reserve                      5,647             16,410
Other                                     105,398             86,259
---------------------------------------------------------------------
Total                                    $212,973           $201,319
=====================================================================
Other Liabilities and Minority Interest
Postretirement and
  postemployment benefits                $130,412           $128,838
Minority interest                         102,429             86,507
Minimum pension liability                   7,210              3,134
Other                                      50,787             28,459
--------------------------------------------------------------------
Total                                    $290,838           $246,938
====================================================================

6 Long-Term Debt


December 31,                                        1997           1996
-----------------------------------------------------------------------
Sinking fund debentures:
  8 5/8% due 1999-2016                       $   42,674      $   47,474
  10% due 2000-2019                             100,000         100,000
  9 1/4% due 2002-2021                          117,780         117,780
Debentures:
  9 1/2% due 2002                               100,000         100,000
  9 1/4% due 2011                               124,800         124,800
  8 1/2% due 2022                               100,000         100,000
Notes:
  7 3/8% due 1999                                50,000          50,000
  7% due 2006                                   150,000         150,000
  6 1/2% due 2007                               150,000              --
Medium-term notes due
  1999-2001; 7.75% to 9.54%;
  weighted average rate 8.61%                    53,000          84,000
Industrial Development Revenue
  Bonds due 2001-2013; 4.0%
  to 8.0%; weighted average
  rate 6.14%                                     36,944          41,575
Pollution Control Revenue Bonds
    due 1999-2027; 4.7% to 7.45%;
    weighted average rate 6.58%                  297,500         289,005
Other notes due 1999-2004                          5,024           5,560
Commercial paper                                  46,000          46,000
Less unamortized discount                         (6,272)         (3,719)
-------------------------------------------------------------------------
Total                                         $1,367,450      $1,252,475
=========================================================================

---
34

The current portion of long-term debt at December 31, 1997 amounted to $40.4 million. Amounts payable in the years 1999 through 2002 are $70.3 million, $31.1 million, $38.1 million and $140.9 million, respectively.

        At December 31, 1997, $46 million of commercial paper borrowings was classified as long-term debt, since the company has the ability and intent to renew these obligations through the year 2000. The effective interest rate on these borrowings was 5.76%.

        The company has revolving credit and term loan agreements which provide for unsecured borrowings up to $500 million in the United States through the year 2001. Any borrowings under these agreements would incur interest at the prevailing prime rate or other market rates. Nominal commitment fees are paid on the unused portion. No borrowings were made in 1997 under these agreements.

7 Stockholders' Equity

                                                                           Capital in                             Other
                                                               Common       Excess of        Retained            Equity
                                                                Stock       Par Value        Earnings        Adjustments
------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1994                                    $70,012        $ 87,897      $1,693,073         $(14,661)
        Net Income                                                 --              --         451,073               --
        Cash dividends ($1.66 per share)                           --              --        (116,132)              --
        Common stock repurchases                               (1,152)        (58,462)             --               --
        Issuance of stock for options and award plans             218           8,909              --             (203)
        Foreign currency translation                               --              --              --            1,120
------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1995                                    $69,078        $ 38,344      $2,028,014         $(13,744)
        Net Income                                                 --              --          85,308               --
        Cash dividends ($1.80 per share)                           --              --        (124,718)              --
        Common stock repurchases                               (1,714)        (84,785)             --               --
        Issuance of stock for options and award plans             152           6,964              --           (1,326)
        Shares issued for business acquisitions                 1,701          81,330              --               --
        Foreign currency translation                               --              --              --            8,990
------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1996                                    $69,217        $ 41,853      $1,988,604          $(6,080)
        Net Income                                                 --              --          81,070               --
        Cash dividends ($1.80 per share)                           --              --        (125,051)              --
        Common stock repurchases                                 (688)        (36,176)             --               --
        Issuance of stock for options and award plans             551          25,760              --              273
        Shares issued for business acquisitions                   184          11,383              --               --
        Foreign currency translation                               --              --              --          (15,182)
------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1997                                    $69,264        $ 42,820      $1,944,623         $(20,989)
========================================================================================================================


The authorized capital stock of the company at December 31, 1997, 1996 and 1995 consisted of 125,000,000 shares of common stock, $1.00 par value, and 1,000,000 shares of authorized but unissued preferred stock, $1.00 par value. Common stock repurchased is included in the authorized but unissued shares of the company.


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


                                                                             ---
                                                                              35

Notes to Consolidated Financial Statements
($ in thousands, except per share)


8 Financial Instruments

Fair Value of Financial Instruments: The carrying amounts of certain financial instruments: cash, short-term investments, trade receivables and payables approximate their fair values. The fair value of the company's long-term debt varies with market conditions and is estimated based on quoted market prices for similar financial instruments by obtaining quotes from brokers.

        At December 31, 1997, the book value of long-term debt was $1.4 billion and the fair value was approximately $1.5 billion. The book value of all other financial instruments approximates their fair value.

Derivative Financial Instruments: Derivative instruments are used by the company only to hedge the risk associated with underlying business transactions such as existing floating rate debt and existing foreign currency commitments. Derivatives are not used for trading or speculative purposes. The book value of these derivatives approximates their fair value.

        At December 31, 1997, the company had outstanding foreign exchange contracts valued at $103.6 million. The purpose of $87.8 million of these contracts is to neutralize foreign currency transaction risk generated by the company's firm foreign currency business commitments resulting from the sale and purchase of products. The change in value of these contracts resulting from changes in the respective foreign currency rates versus the U.S. dollar is accrued monthly and credited or charged to foreign exchange gain or loss. These foreign currency commitment exposures are evaluated on an ongoing basis and the amount of the related foreign currency contracts are adjusted as required to offset the risk associated with the underlying transactions. Cash settlements are executed whenever the contracts are adjusted, which occurs at least monthly. The additional $15.8 million of foreign exchange contracts at December 31, 1997 represent hedges of specific firm commitments for certain capital expenditure and raw material purchase transactions denominated in foreign currencies. The company enters into these contracts, from time to time, to establish with certainty the U.S. dollar amount of the specific firm commitments. All foreign exchange contracts are limited to currencies with established forward markets and to counterparties, which have Moody's credit ratings of A1 or better. As a result, the company considers the credit risk of counterparty default to be minimal.

        At December 31, 1997, the company had an outstanding interest rate swap agreement, the purpose of which is to convert $32.5 million of floating rate commercial paper to fixed rate debt. The swap agreement is based on a declining principal balance schedule which terminates in April 2000. The differential between fixed and floating rate obligations is accrued as interest rates change and is charged or credited to interest expense over the life of the agreement. Cash settlements are payable semi-annually. The counterparty has a Moody's credit rating of Aa1.

9 Income Taxes


The components of income before income taxes and minority interest are as follows:

                        1997           1996             1995
------------------------------------------------------------
Domestic            $ 99,071        $ 97,187        $669,487
Foreign               44,739          53,858          61,370
------------------------------------------------------------
Total               $143,810        $151,045        $730,857
============================================================

The provision for income taxes is comprised of the following:

                        1997          1996              1995
------------------------------------------------------------
Current:
   Federal           $19,493         $34,313        $124,937
   State and local     3,132           3,831          21,880
   Foreign            11,321           9,229          16,179
-------------------------------------------------------------
                     $33,946         $47,373        $162,996
-------------------------------------------------------------
Deferred:
   Federal           $13,870         $ 2,094        $ 96,601
   State               1,297            (206)          6,477
   Foreign             2,691           5,989           2,821
-------------------------------------------------------------
                     $17,858         $ 7,877        $105,899
-------------------------------------------------------------
Total                $51,804         $55,250        $268,895
=============================================================

The company follows the provisions of SFAS No. 109, "Accounting for Income Taxes," whereby deferred taxes represent estimated liabilities to be paid or assets to be received in the future and tax rate changes would immediately affect those liabilities or assets. The cumulative deferred tax liability at December 31, 1997 and 1996 was $744.7 million and $723.4 million, respectively. The significant components of these liabilities (assets) are as follows:

December 31,                            1997             1996
-------------------------------------------------------------
Deferred federal taxes:
Accelerated depreciation            $713,436         $704,912
Alternative minimum tax              (45,540)         (43,816)
Postretirement benefits              (44,294)         (42,706)
Other                                 26,553           16,601
--------------------------------------------------------------
Total deferred federal taxes         650,155          634,991
Deferred state taxes                  64,467           63,170
Deferred foreign taxes                30,055           25,270
-------------------------------------------------------------
Total deferred taxes                $744,677         $723,431
=============================================================

A detailed analysis of the effective tax rate is as follows:

                                     1997      1996      1995
-------------------------------------------------------------
Statutory federal tax rate          35.0%     35.0%     35.0%
State taxes (net of
 federal tax impact)                 2.4       1.5       2.8
Foreign income taxes                (1.2)     (2.3)     (0.3)
Other                               (0.2)      2.4      (0.7)
-------------------------------------------------------------
Effective rate                      36.0%     36.6%     36.8%
=============================================================

---
36

10 Employee Stock Option Plans


Under the stock option plans adopted in 1982 and 1989 (as amended), a maximum of 2,175,000 shares and 5,678,000 shares, respectively, of the company's common stock were made available for the granting of options and stock appreciation rights to officers and other key employees of the company and its subsidiaries at prices not less than 100% of fair market value at the dates of grant. Such options generally become exercisable two years after the date of grant and expire ten years from that date. No further options may be granted under the 1982 plan. At the end of 1997, 230,250 options were available for future grants under the 1989 plan.

        Under the 1989 plan, 1,135,607 shares may be awarded as restricted stock to selected officers and other key employees of the company and its subsidiaries. Recipients of restricted stock are entitled to receive cash dividends and to vote their respective shares. Restrictions limit the sale or transfer of these shares during a specified period.

        Common shares issued as restricted stock under this plan were 4,533 shares in 1997, 38,890 shares in 1996 and 11,924 shares in 1995. The weighted average fair value on the date of grant was $48.56 for restricted stock granted in 1997, $49.50 for restricted stock granted in 1996, and $46.88 for restricted stock granted in 1995. Unearned compensation, equivalent to the market price of the restricted shares at date of grant, is included within Stockholders' Equity and is amortized to expense over the five-year restriction period.

        The following table summarizes activity in the company's stock option plans for 1997, 1996 and 1995. The options outstanding that had related stock appreciation rights attached were 1,067,101 at December 31, 1996, and 1,207,641 at December 31, 1995.

        In the third quarter of 1997, all outstanding stock appreciation rights previously granted in tandem with nonqualified stock options under the company's management incentive program were relinquished. This did not have a material impact on reported earnings. The related stock options were not affected and remain outstanding.


                                        1997                            1996                          1995
                              -------------------------       -------------------------       -------------------------
                                               Weighted                        Weighted                        Weighted
                                                Average                         Average                         Average
                                 Shares  Exercise Price          Shares  Exercise Price          Shares  Exercise Price
-----------------------------------------------------------------------------------------------------------------------
Options outstanding at
   beginning of year          4,120,426          $44.86       3,582,626          $43.57       3,213,253          $41.67
Granted                         949,700           58.84         722,000           49.38         664,400           49.45
Exercised                      (544,225)          41.08         (96,427)          38.97        (197,637)          36.03
Forfeited                       (96,065)          35.33         (76,598)          34.24         (78,840)          35.00
Expired                            --              --           (11,175)          47.90         (18,550)          42.98
-----------------------------------------------------------------------------------------------------------------------
Options outstanding
   at end of year             4,429,836          $48.48       4,120,426          $44.86       3,582,626          $43.57
-----------------------------------------------------------------------------------------------------------------------
Options exercisable
   at end of year             2,758,136          $44.75       2,741,526          $42.57       2,345,510          $41.55
=======================================================================================================================

        For options outstanding as of the end of 1997, the range of exercise prices was $33.69 to $58.84 per share and the weighted average remaining life was 7.1 years. The weighted average fair values of the options granted during 1997, 1996 and 1995 were $12.60, $9.66 and $9.70 per share, respectively.

        Fair value was determined through use of the Black-Scholes options pricing formula. For options granted in 1997, the risk-free interest rate was 5.70%, the expected life was 7 years, the expected volatility was 19% and expected dividend yield was 3.4%, all calculated on a weighted average basis. For options granted in 1996 and 1995, the risk-free interest rate was 5.74% and 5.47%, respectively, the expected life was 6 years, the expected volatility was 18% and 19%, respectively, and the expected dividend yield was 3.4%, all calculated on a weighted average basis.

        Total compensation cost recognized in income for stock-based compensation awards was $3.3 million in 1997, $0.7 million in 1996 and $1.3 million in 1995. If the company had elected to adopt the provisions of SFAS No. 123, the pro forma net income and earnings per share would have been $76.7 million or $1.10 per share in 1997 and $83.1 million or $1.20 per share in 1996. The comparable pro forma impact on 1995 net income and earnings per share would be insignificant


                                                                             ---
                                                                              37

Notes to Consolidated Financial Statements
($ in thousands, except per share)

11 Pension Plans


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

        The following table sets forth the status of all funded pension plans for 1997 and 1996:


                                                                 December 31, 1997                 December 31, 1996
                                          --------------------------------------------------------------------------------
                                                    Domestic Plans         Foreign Plans   Domestic Plans   Foreign Plans
                                          --------------------------------------------------------------------------------
                                                Assets in     Accumulated                      Assets in
                                                excess of     benefits in                      excess of
                                              accumulated       excess of                    accumulated
                                                 benefits          assets                       benefits
--------------------------------------------------------------------------------------------------------------------------
Actuarial present value of:
   Vested benefit obligation                    $ 542,226       $ 250,439       $ 138,797      $ 696,736       $ 122,859
==========================================================================================================================
   Accumulated benefit obligation                 580,968         264,943         140,249        742,222         123,995
==========================================================================================================================
   Projected benefit obligation                   685,835         264,943         168,467        821,853         150,340
Plan assets at fair value                         695,527         259,474         181,667        859,805         160,213
--------------------------------------------------------------------------------------------------------------------------
Plan assets greater (less) than
   projected benefit obligation                     9,692          (5,469)         13,200         37,952           9,873
Unrecognized net (gain) loss                      (11,974)        (26,783)         21,303        (61,864)         20,107
Unrecognized prior service cost                    (2,013)         20,313          (1,351)        10,944              46
Unrecognized transition (asset) obligation            147           4,543          (1,486)         6,257          (2,302)
--------------------------------------------------------------------------------------------------------------------------
Pension (liability) asset recorded on
Balance Sheet                                   $  (4,148)      $  (7,396)      $  31,666      $  (6,711)      $  27,724
==========================================================================================================================


        The company has certain supplementary domestic pension plans that are not funded. At December 31, 1997 and 1996, the projected benefit obligation for these plans was $32.0 million and $23.0 million of which $25.7 million and $17.4 million represent the accumulated benefit obligation, and $24.2 million and $17.0 million represent the vested benefit obligation, respectively. The accrued pension liability for the unfunded plans recorded on the Balance Sheet at December 31, 1997 and 1996 was $23.8 million and $17.8 million, respectively. The minimum pension liability for these plans recorded on the Balance Sheet at December 31, 1997 and 1996 was $7.2 million and $3.1 million, respectively.

        The pension expense for all plans included the following components:

                                            1997            1996           1995
--------------------------------------------------------------------------------
Service cost-benefits
 earned during
 the period                            $  28,165       $  28,747       $  20,643
Interest cost on
 projected benefit
 obligations                              75,032          68,613          64,548
Actual return on assets                 (170,551)       (137,070)       (155,838)
Net amortization
 and deferral                             79,602          56,282          90,824
--------------------------------------------------------------------------------
Total pension expense                  $  12,248       $  16,572       $  20,177
================================================================================

The discount rates used to determine the pension benefit obligation for the domestic plans at December 31, 1997 and 1996 were 7.0% and 7.5%, respectively. The discount rates used for the foreign plans were 7.0% and 8.0%, respectively, at December 31, 1997 and 1996.

        The compensation progression rate for domestic plans was 4.75% for 1997, 1996 and 1995. The expected long-term rate of return on domestic plan assets was 9.5% for each year.

        The compensation progression rates for the foreign plans were 6.0% for 1997 and 1996 and 7.0% for 1995. The expected long-term rate of return on foreign plan assets was 10.5% for 1997 and 11.5% for 1996 and 1995.

        In 1996, the company recorded a charge for special termination benefits of approximately $8.2 million, primarily attributable to the elimination of approximately 400 positions in connection with an employee severance program.


---
38

12 Postretirement Benefits

The company has a contributory postretirement health care plan covering primarily its U.S. salaried employees. Employees become eligible for these benefits when they meet minimum age and service requirements. The company funds its plan on a "pay-as-you-go" basis, in an amount equal to the retirees' medical claims paid.

        The components of the Accumulated Postretirement Benefit Obligation as of December 31, 1997 and 1996 are as follows:


                                          1997            1996
--------------------------------------------------------------
Retirees                             $  84,786       $  72,632
Fully eligible active plan
  participants                           8,845           6,904
Other active plan participants          51,446          44,558
---------------------------------------------------------------
                                       145,077         124,094
Unrecognized net gain (loss)           (16,122)            511
Unrecognized prior service cost         (2,402)         (2,587)
---------------------------------------------------------------
Accrued postretirement
  benefit obligation                 $ 126,553       $ 122,018
===============================================================

        The components of the postretirement benefit expense for the years 1997, 1996 and 1995 are as follows:

                                      1997          1996          1995
----------------------------------------------------------------------
Service cost-benefits
  earned during period            $  4,798      $  5,311      $  3,801
Interest cost on accumulated
  benefit obligation                 9,458         8,819         7,954
Net amortization
  and deferral                         185           185          (155)
-----------------------------------------------------------------------
Postretirement
  benefit expense                 $ 14,441      $ 14,315      $ 11,600
=======================================================================

The discount rates used to determine the accumulated postretirement benefit obligation at December 31, 1997 and 1996 were 7.0% and 7.5%, respectively.

        For measurement purposes, an 8% increase in the medical cost trend rate was assumed for 1997. This rate decreases incrementally to 5.0% by the year 2003 and will remain at that level thereafter. It is estimated that a 1% increase in the medical cost trend rate would increase the accumulated postretirement benefit obligation as of December 31, 1997 by $17.4 million and the postretirement benefit expense for 1997 by $2.1 million.

13 Supplemental Cash Flow Information


Cash paid for income taxes was $29.7 million in 1997, $52.1 million in 1996 and $161.1 million in 1995. Cash paid for interest, net of amounts capitalized, was $118.4 million in 1997, $109.4 million in 1996 and $114.2 million in 1995.

        The following table summarizes non-cash investing and financing activities related to the company's acquisitions in 1997, 1996 and 1995.

                                 1997          1996          1995
------------------------------------------------------------------
Fair value of assets
  acquired                   $ 42,085      $235,139      $  8,345
Less: cash paid                13,890        49,452         7,115
Common stock issued            11,567        83,031           --
------------------------------------------------------------------
Liabilities incurred or
  assumed                    $ 16,628      $102,656      $  1,230
==================================================================

14 Commitments and Contingent Liabilities

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

        The company has guaranteed loans of up to $20 million made by a financial institution to non-controlled entities. The guarantees have terms of 6 years or less and are either secured by the borrowers' assets and stock or contain contractual rights to obtain possession of stock in the borrower's business.

15 Segment Information

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

        Operating results and other financial data are presented for the principal business segments of the company for

                                                                             ---
                                                                              39

Notes to Consolidated Financial Statements
($ in thousands, except per share)

the years ended December 31, 1997, 1996 and 1995. Total revenue and operating profit by business segment include both sales to customers, as reported in the company's consolidated income statement, and intersegment sales, which are accounted for at prices charged to customers and eliminated in consolidation. The amount of the elimination of intersegment profit on any product that remains in inventory at the end of the period is determined by changes in quantities of inventory and changes in the margins of profit.

        Operating profit by business segment is total revenue less operating expenses. In computing operating profit by business segment, none of the following items has been added or deducted: other income, portions of administrative expenses, interest expense, income taxes and unusual items.

        Identifiable assets by business segment are those assets used in company operations in each segment. Corporate assets are principally cash, intangible assets, deferred charges and assets held for resale. Included within Corporate Items are the company's real estate operation, Branigar, and the company's paper distribution business, Alling and Cory. Since the date of acquisition, August 2, 1996, Alling and Cory had sales to customers of $279 million in 1996 and $694 million in 1997. Its impact on operating profit for 1997 and 1996 was insignificant. Capital expenditures are reported exclusive of acquisitions.

        Total revenue and operating profit from the company's foreign subsidiaries were $564 million and $51 million in 1997, $538 million and $48 million in 1996, and $504 million and $61 million in 1995. No geographic area outside the United States was material relative to consolidated revenues, operating profits or identifiable assets. Export sales from the United States were $384 million in 1997, $359 million in 1996 and $418 million in 1995.

                                         Paper and      Packaging            Wood                       Corporate
                                        Paperboard       Products        Products        Chemical           Items       Consolidated
-----------------------------------------------------------------------------------------------------------------------------------
1997
Sales to Customers                       $1,336,685    $1,324,726      $  326,373      $  758,607      $  730,370         $4,476,761
Intersegment Sales                          660,367        10,866             114             347        (671,694)*             --
-----------------------------------------------------------------------------------------------------------------------------------
Total Revenue                             1,997,052     1,335,592         326,487         758,954          58,676          4,476,761
Operating Profit                            144,793        35,857          60,068          74,248         (57,754)**         257,212
Identifiable Assets                       3,325,112       774,260         163,081         620,851         358,397          5,241,701
Depreciation, Amortization and Cost
   of Company Timber Harvested              228,268        40,320           8,891          26,392           6,747            310,618
Capital Expenditures                        198,368        41,540          34,589          57,627           5,102            337,226
-----------------------------------------------------------------------------------------------------------------------------------
1996
Sales to Customers                       $1,313,226    $1,402,602      $  281,467      $  700,662      $  315,240         $4,013,197
Intersegment Sales                          659,096         9,930              72            --          (669,098)*             --
-----------------------------------------------------------------------------------------------------------------------------------
Total Revenue                             1,972,322     1,412,532         281,539         700,662        (353,858)         4,013,197
Operating Profit                            175,973        45,448          43,360          66,500         (78,742)**         252,539
Identifiable Assets                       3,318,008       702,698         139,040         579,380         357,181          5,096,307
Depreciation, Amortization and Cost
   of Company Timber Harvested              225,262        38,056           7,209          22,065           5,865            298,457
Capital Expenditures                        235,303        60,393          27,110          54,925           8,712            386,443
-----------------------------------------------------------------------------------------------------------------------------------
1995
Sales to Customers                       $1,714,009    $1,515,694      $  283,594      $  666,794      $   31,618         $4,211,709
Intersegment Sales                          852,589        11,317              71             150        (864,127)*             --
-----------------------------------------------------------------------------------------------------------------------------------
Total Revenue                             2,566,598     1,527,011         283,665         666,944        (832,509)         4,211,709
Operating Profit                            750,239        51,437          32,697          74,545         (67,529)**         841,389
Identifiable Assets                       3,338,311       719,124         118,118         494,865         167,925          4,838,343
Depreciation, Amortization and Cost
  of Company Timber Harvested               215,247        35,503          12,012          20,497           4,479            287,738
Capital Expenditures                        141,598        55,861          27,775          37,261           4,304            266,799
====================================================================================================================================

 * Elimination of Intersegment Sales.

** Includes intersegment eliminations and unallocated corporate, technology and engineering expenses of $60,482 in 1997, $64,801 in 1996, and $61,491 in
   1995. 1996 includes a $46.9 million special charge relating to restructuring costs and asset write downs. If this amount had been allocated to segment operating profits in 1996, Paper and Paperboard operating profits would have been $152.9 million, Packaging operating profits would have been $37.2 million, Wood Products operating profits would have been $43.4 million, Chemical operating profits would have been $64.7 million, and Corporate Items operating loss would have been $45.6 million.

---
40

Shipments

(Unaudited)                                       1997              1996              1995              1994              1993
------------------------------------------------------------------------------------------------------------------------------
Paper and Board Products--Tons
------------------------------------------------------------------------------------------------------------------------------
Primary Mill Shipments
  Kraft Paper and Board                        930,109           755,440           823,585           666,378           663,356
  Bleached Paper and Board*                  1,374,592         1,366,668         1,318,661         1,321,152         1,257,569
------------------------------------------------------------------------------------------------------------------------------
Total Mills                                  2,304,701         2,122,108         2,142,246         1,987,530         1,920,925
------------------------------------------------------------------------------------------------------------------------------
    Converter Shipments
    Flexible Packaging                         187,643           178,817           182,095           274,695           265,810
    Containers                               1,172,325         1,161,436         1,150,054         1,180,137         1,088,875
    Other                                        9,807            11,054            10,826            10,242            15,645
------------------------------------------------------------------------------------------------------------------------------
    Total Converted                          1,369,775         1,351,307         1,342,975         1,465,074         1,370,330
------------------------------------------------------------------------------------------------------------------------------
    Total Paper and Board Products           3,674,476         3,473,415         3,485,221         3,452,604         3,291,255
------------------------------------------------------------------------------------------------------------------------------
Wood Products
------------------------------------------------------------------------------------------------------------------------------
  Lumber-M Board Feet                          523,429           488,938           476,711           462,978           463,216
  Plywood-M Square Feet                        203,287           201,653           232,191           226,678           227,235
  Particleboard-M Square Feet                  109,227           106,155            96,801           100,794            99,724
==============================================================================================================================

* Years 1997-1993 include 113,727, 101,497, 116,564, 100,574, and 87,454 tons of market pulp, respectively.

Paper and Paperboard-Mill Production and Capacity

(Unaudited)                     1997            1998                               (Thousands of tons)
------------------------------------------------------------------------------------------------------
Location                   Production       Capacity         Principal Products
Prattville, AL                    984            985         Linerboard
Savannah, GA                    1,189          1,250         Linerboard; Kraft Paper; Saturating Kraft
----------------------------------------------------
  Kraft Paper and Board         2,173          2,235
------------------------------------------------------------------------------------------------------
  Eastover, SC                    727            750         Printing and Writing Papers; Market Pulp
  Franklin, VA                    800            785         Printing and Writing Papers; Coated and
                                                             Uncoated Board; Recycled Fiber
-------------------------------------------------------------------------------------------------------
   Bleached Paper and Board     1,527          1,535
-------------------------------------------------------------------------------------------------------
Total                           3,700          3,770
=======================================================================================================


                                                                              --
                                                                              41

Historical Data (1997-1987)

                                                               1997                1996                 1995                1994
---------------------------------------------------------------------------------------------------------------------------------
Operating Results
Net Sales                                              $  4,476,761        $  4,013,197        $  4,211,709        $  3,395,825
Costs and Other Charges                                   4,219,549           3,760,658*          3,370,320           3,111,539
---------------------------------------------------------------------------------------------------------------------------------
    Income From Operations                                  257,212             252,539             841,389             284,286
---------------------------------------------------------------------------------------------------------------------------------
Interest Expense, net of capitalized interest               117,290             112,286             113,705             109,172
    Other (Income) Expense-Net                               (3,888)            (10,792)             (3,173)            (20,050)**
---------------------------------------------------------------------------------------------------------------------------------
    Income Before Income Taxes, Minority
        Interest, Extraordinary Item, and
        Accounting Changes                                  143,810             151,045             730,857             195,164
Income Taxes                                                 51,804              55,250             268,895              71,420
Minority Interest, net of tax                               (10,936)            (10,487)            (10,889)             (6,518)
Extraordinary Item, net of tax                                 --                  --                  --                  --
Effect of Accounting Changes, net of tax                       --                  --                  --                (3,716)
---------------------------------------------------------------------------------------------------------------------------------
    Net Income                                               81,070              85,308             451,073             113,510
---------------------------------------------------------------------------------------------------------------------------------
Per Common Share
    Net Income:
       Basic Earnings                                          1.17                1.23                6.45                1.62
       Diluted Earnings                                        1.16                1.23                6.39                1.61
    Dividends                                                  1.80                1.80                1.66                1.56
    Stockholders' Equity                                      29.39               30.25               30.71               26.23
---------------------------------------------------------------------------------------------------------------------------------
Financial Position
    Current Assets                                        1,211,577           1,134,110           1,033,817             951,133
    Current Liabilities                                     803,018             779,869             620,113             883,924
---------------------------------------------------------------------------------------------------------------------------------
    Working Capital                                         408,559             354,241             413,704              67,209
    Total Assets                                          5,241,701           5,096,307           4,838,343           4,776,578
---------------------------------------------------------------------------------------------------------------------------------
    Long-Term Debt                                        1,367,450           1,252,475           1,151,536           1,252,249
    Deferred Income Taxes                                   744,677             723,431             709,850             605,643
    Stockholders' Equity                                  2,035,718           2,093,594           2,121,692           1,836,321
---------------------------------------------------------------------------------------------------------------------------------
    Percent of Long-Term Debt to Total Capital                 33.0%               30.8%               28.9%               33.9%
---------------------------------------------------------------------------------------------------------------------------------
Additional Data
    Cash Provided by Operations                             381,116             503,145             758,880             377,587
    Capital Expenditures (excluding acquisitions)           337,226             386,443             266,799             324,939
    Depreciation, Amortization and Cost of
       Company Timber Harvested                             310,618             298,457             287,738             270,850
    Tons Sold-Paper and Paperboard Products               3,674,476           3,473,415           3,485,221           3,452,604
    Average Shares of Common
       Stock Outstanding                                 69,439,150          69,220,157          69,940,397          69,954,082
================================================================================================================================

   Years prior to 1997 have been restated to reflect the reclassification of certain items from other (income) expense to income from operations.
 * 1996 includes a $46.9 million special charge relating to restructuring costs and asset write downs.
** Includes $34.7 million pre-tax gain on sale of minority interest in Bush Boake Allen.


---
42


                                                                                                                   ($ in thousands)

        1993               1992                1991                1990                1989                1988                1987
-----------------------------------------------------------------------------------------------------------------------------------

$  3,120,421       $  3,064,358        $  2,967,138        $  2,839,704        $  2,761,337        $  2,660,918        $  2,361,684
   2,889,495          2,872,080           2,681,718           2,451,487           2,260,653           2,156,288           1,963,631
-----------------------------------------------------------------------------------------------------------------------------------
     230,926            192,278             285,420             388,217             500,684             504,630             398,053
-----------------------------------------------------------------------------------------------------------------------------------
     124,911            136,240              81,750              31,228              47,800              50,527              61,294
       5,877             (9,372)             (1,318)             (9,029)            (16,394)            (13,906)             (6,115)
-----------------------------------------------------------------------------------------------------------------------------------

     100,138             65,410             204,988             366,018             469,278             468,009             342,874
      50,095             22,755              76,978             136,427             169,878             172,863             135,391
-----------------------------------------------------------------------------------------------------------------------------------
        --               (7,228)             (3,220)               --                  --                  --                  --
        --               40,806                --                  --                  --                  --                  --
-----------------------------------------------------------------------------------------------------------------------------------
      50,043             76,233             124,790             229,591             299,400             295,146             207,483
-----------------------------------------------------------------------------------------------------------------------------------

        0.72               1.10                1.80                3.35                4.35                4.25                2.83
        0.71               1.09                1.79                3.34                4.33                4.24                2.81
        1.56               1.56                1.56                1.54                1.42                1.22                1.14
       26.00              27.01               27.88               27.60               25.47               22.66               20.24
-----------------------------------------------------------------------------------------------------------------------------------

     910,718          1,016,117             909,990             859,532             721,195             769,323             753,683
     909,372            892,115             764,916             642,776             366,962             326,079             295,618
-----------------------------------------------------------------------------------------------------------------------------------
       1,346            124,002             145,074             216,756             354,233             443,244             458,065
   4,685,033          4,745,197           4,697,714           4,403,354           3,413,862           3,094,414           2,919,115
-----------------------------------------------------------------------------------------------------------------------------------
   1,244,907          1,289,706           1,348,157           1,221,597             690,149             627,928             632,706
     583,155            553,871             627,120             589,477             581,835             581,080             538,774
   1,815,848          1,881,878           1,936,256           1,910,643           1,754,524           1,559,327           1,452,017
-----------------------------------------------------------------------------------------------------------------------------------
        34.2%              34.6%               34.5%               32.8%               22.8%               22.7%              24.1%
-----------------------------------------------------------------------------------------------------------------------------------

     436,393            279,429             383,390             401,315             528,803             526,621             460,471
     310,113            219,654             482,638             934,452             556,268             358,671             188,587

     261,518            253,087             219,120             230,383             215,992             200,519             189,224
   3,291,255          3,242,511           3,004,980           2,835,549           2,726,105           2,733,205           2,675,541

  69,740,458         69,604,174          69,270,992          68,550,315          68,836,229          69,433,734          73,391,106
===================================================================================================================================


                                                                             ---
                                                                              43